As filed with the Securities and Exchange Commission on September 27, 2021
Registration No. 333-259188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Allbirds, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	2300	47-3999983
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
730 Montgomery Street
San Francisco, CA 94111
(628) 225-4848
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Joseph Zwillinger, Co-Chief Executive Officer
Timothy Brown, Co-Chief Executive Officer
Allbirds, Inc.
730 Montgomery Street
San Francisco, CA 94111
(628) 225-4848
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicole Brookshire Peter Werner Calise Cheng Katherine Denby Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, CA 94111 (415) 693-2000	Daniel Li VP, Legal Allbirds, Inc. 730 Montgomery Street San Francisco, CA 94111 (628) 225-4848	Stelios G. Saffos Richard A. Kline Benjamin J. Cohen Brittany D. Ruiz Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, $0.0001 par value per share			$100,000,000	$10,910
(1)Includes          additional shares that the underwriters have the option to purchase.
(2)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.
(3)The Registrant previously paid $10,910 in connection with the filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PROSPECTUS (Subject to Completion)
Issued                 , 2021
                 Shares
Class A Common Stock

This is an initial public offering of shares of Class A common stock of Allbirds, Inc. We are offering        shares of our Class A common stock, and the selling stockholders identified in this prospectus are offering           shares of our Class A common stock. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.
Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price for our Class A common stock will be between $       and $        per share. We have applied to list our Class A common stock on The Nasdaq Stock Market under the symbol “BIRD.”

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and is convertible into one share of Class A common stock. The holders of our outstanding shares of Class B common stock will represent approximately         % of the voting power of our outstanding capital stock immediately following this offering.

We are an “emerging growth company” as defined under the federal securities laws, and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. We elected in February 2016 to be treated as a public benefit corporation under Delaware law. As a public benefit corporation, we are required to balance the financial interests of our stockholders, the best interests of those stakeholders materially affected by our conduct, and the specific public benefit of environmental conservation that is set forth in our certificate of incorporation. Accordingly, our duty to balance a variety of interests may result in actions that do not maximize stockholder value. See the section titled “Prospectus Summary—Public Benefit Corporation Status.”

Investing in our Class A common stock involves risks. See the section titled “Risk Factors” beginning on page 21.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$
__________________
(1)See the section titled “Underwriters” for a description of the compensation payable to the underwriters.
At our request, the underwriters have reserved up to 3% of the shares of Class A common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price to certain of our employees, partners and the friends and family members of certain of our employees, directors, and partners. See “Prospectus Summary—The Offering—Directed Share Program” for additional information.
The underwriters have an option for a period of 30 days to purchase up to an additional            shares of Class A common stock from the selling stockholders on the same terms as set forth above.
Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of Class A common stock to purchasers on                         , 2021.

Morgan Stanley	J.P. Morgan	BofA Securities

Baird	William Blair	Piper Sandler	Cowen	Guggenheim Securities	KeyBanc Capital Markets	Stifel	Telsey Advisory Group

C.L. King & Associates	Drexel Hamilton	Loop Capital Markets	Penserra Securities LLC	Ramirez & Co., Inc.	Siebert Williams Shank

Prospectus dated                   , 2021.

allbirds

Better Things In A Better Way—applies not only to our products, but to everything we do. We hope to apply that same ethos to how we approach our initial public offering.

The World's Most Comfortable Shoe [1]

1. *TIME Magazine, March 2016*

Certified B Corporation

Profitable within initial month of purchase

100%

of all cohorts have contribution profits in excess of CAC within the initial month of purchase[1]

27

Company-operated stores as of 6/30/21

35

countries reached

Our footwear averages

30%

less carbon footprint than the standard pair of sneakers

86

NPS[2]

1. *Annual cohorts*
2. *Net Promoter Score (NPS) for the first half of 2021; See the section titled "Market, Industry, and Other Data" for additional information regarding Net Promoter Score*

_________________
Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders, nor any of the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations, and future growth prospects may have changed since that date.
Through and including                  (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States and New Zealand. Persons outside of the

United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of our Class A common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before making an investment decision. Our fiscal year ends on December 31. Unless the context otherwise requires, references in this prospectus to “we,” “us,” “our,” “our company,” and “Allbirds” refer to Allbirds, Inc. and its subsidiaries, references in this prospectus to the “selling stockholders” refer to the selling stockholders named in this prospectus, and references in this prospectus to our “common stock” refer to our Class A common stock and Class B common stock.
Overview
Mission, Vision, and Purpose
We make better things in a better way, through nature—products that people feel good in and feel good about.
We aim to reverse climate change through better business by empowering people to make better, more conscious decisions for themselves as well as the planet.
Who We Are
Allbirds is a global lifestyle brand that innovates with naturally derived materials to make better footwear and apparel products in a better way, while treading lighter on our planet.
We began our journey in 2015 with three fundamental beliefs about the emerging generation of consumers: first, these consumers recognize that climate change is an existential threat to the human race; second, these consumers connect their purchase decisions with their impact on the planet, demanding more from businesses; and third, these consumers do not want to compromise between looking good, feeling good, and doing good.
When our founders established Allbirds, they set out to create a purpose-native company built upon a system that leverages nature in a responsible way—every aspect of our company is woven together with this mission, fueling a thriving financial business. While many businesses see tension between profit and purpose, we see opportunity. We became a public benefit corporation, or PBC, under Delaware law and earned our B Corporation, or B Corp, certification in 2016, codifying how we take into account the impact our actions have on all of our stakeholders, including the environment, our flock of employees, communities, consumers, and investors. The more sustainable we are, the better we believe our products and business will be. We are proud of the alignment of financial and environmental benefits from our work, and that we are able to serve as a driving force in a new age of sustainable enterprise.
We harness nature to find incredible innovations that create differentiated products so that our customers do not have to compromise between looking good, feeling good, and doing good for the planet. Our strength in development of naturally derived materials serves as a competitive advantage, as we create premium products that are sustainable and that we believe are better than synthetic alternatives across comfort, style, and performance. Our most iconic product, the Wool Runner, which TIME Magazine named the “World’s Most Comfortable Shoe,” features a distinctly simple design showcasing our sustainably-sourced merino wool combined with our innovative SweetFoam sole, made with the world’s first carbon-negative green ethylene-vinyl acetate, or EVA. We continue to innovate our materials with natural sources such as tree fiber, sugarcane, crab shells, and more. Over time, we believe we have become a recognized innovation leader and a partner of choice for launching sustainable innovations, which we believe creates a virtuous cycle of further innovation. The product philosophy that drives our business remains the same: sustainability at the core to fuel performance, comfort, and beautiful design. By focusing on sustainable materials, we have unlocked a broad set of opportunities that the rest of the industry has largely ignored, while creating products our customers love to wear as they tread lighter. We believe our products are not just better, but also better for the planet, with an average pair of Allbirds shoes carrying a carbon footprint that is approximately 30% less than our estimated carbon footprint for a standard pair of sneakers, due to our use of renewable, natural materials and responsible manufacturing.
We couple this differentiated performance and impact of our shoes with a unique design language that has become synonymous with our brand. Beginning with the Wool Runners and woven across all of our products, we strip away unnecessary details, sparing our customer from becoming a walking billboard, leaving a touch of Allbirds verve to signify the association with our brand. This design approach “with the right amount of nothing” allows us to make stylish, comfortable, and high-performance products that our customers love.
We have achieved our rapid growth through a digitally-led vertical retail distribution strategy. We market directly to consumers via our localized multilingual digital platform and our physical footprint of 27 stores as of June 30, 2021. Through our robust distribution infrastructure, we are able to reach 35 countries, increasing customer touchpoints and driving brand awareness, all while maintaining a carbon-neutral supply chain since 2019. Our direct distribution model allows us to control our sales channels and build deep relationships with our customers by delivering high-quality products through a seamless and immersive brand experience, whether shopping on our website, on our app, or in one of our Allbirds stores. In 2020, our digital channel represented 89% of our sales, while stores accounted for the other 11% of our sales. Our stores serve as an effective and profitable source of new customer acquisition, increase awareness of our brand, and drive traffic to our digital platform.
By serving consumers directly, we cut out the layers of costs associated with traditional wholesalers, creating a more efficient cost structure and higher gross margin, which we believe allows us to deliver better products and a better experience to customers at a price point competitors would have difficulty matching. We believe our differentiated vertical retail model enables a margin structure that allows us to provide high-quality material and product while pricing lower compared to a traditional wholesale model. We are able to gain deep visibility into what our customers want, from design and development through to purchase. We then close the loop by reinvesting back into product quality and materials science.
Designing and creating innovative, sustainable materials is a challenging process for both our internal R&D teams as well as our supply chain partners. We have invested time and resources to train our manufacturers to use our natural materials, which we believe makes it difficult to replicate our novel manufacturing processes at our product quality.
We believe the following four aspects together have created durable competitive moats and resonate deeply with consumers: (1) an authentic, purpose-driven brand that resonates with our stakeholders; (2) innovative and differentiated products propelled by our status as a partner of choice for launching sustainable innovations; (3) a vertical distribution model that enables higher quality at a lower price compared to a traditional wholesale model; and (4) difficult-to-replicate manufacturing know-how. Our target consumers are a vast and rapidly growing segment of the population, which strives to live a more balanced, sustainable lifestyle through an understanding of the impact of their buying habits. Our purpose and mission, coupled with innovation and a vertically integrated business model, allow us to meet the call of our consumers across the globe.
Today, we are a high-growth company with a loyal and expanding customer base that has earned our brand the permission to expand beyond our casual footwear origins and enter adjacent categories such as performance running shoes and apparel. Our strong brand equity is fueled by our differentiated products created by sustainability-driven innovation. This sets us apart from other lifestyle brands—the unique affinity consumers have for our brand is validated by our high Net Promoter Score, which has consistently been 83 or higher since the first quarter of 2019 and was 86 for the first half of 2021. Approximately 53% of our net sales in 2020 came from repeat customers, which we define as customers who have made a prior purchase with us in any period. Furthermore, of our U.S. customers acquired between 2016 and 2019, the average lifetime spend of the top 25% in each cohort is $446, demonstrating how our most loyal customers have made Allbirds a part of their lifestyle. See the section titled “Market, Industry, and Other Data” for additional information regarding Net Promoter Score.
Given the size of our market and the broad set of our target consumers, we believe our core strengths will propel us into the future. We will continue to bring to market world-leading product innovations, build a global brand that attracts and inspires a loyal and evangelical customer community, serve that community effectively through a digitally-enabled, cross-channel experience, and delight our customers through the delivery of products on time and in a cost-effective manner, all while treading lighter on the planet.
Since our founding in 2015, we have sold more than eight million pairs of shoes to over four million customers globally, including 3.3 million customers in the United States. Our rapid growth validates our value proposition and compelling business model, as evidenced by our business results:
•Grew net revenue from $126.0 million in 2018 to $219.3 million in 2020, representing a compound annual growth rate, or CAGR, of 31.9%;
•Grew our digital revenue from $113.2 million in 2018 to $194.6 million in 2020, representing a CAGR of 31.1%;
•Grew our store footprint from three in 2018 to 22 in 2020;
•Grew our U.S. and international revenue by $52.5 million and $40.7 million, respectively, from 2018 to 2020, representing a CAGR of 20.8% and 112.4%, respectively;
•Increased gross margin by 454 basis points from 46.9% in 2018 to 51.4% in 2020;
•Generated net losses of $14.5 million and $25.9 million in 2019 and 2020, respectively; and
•Generated adjusted EBITDA of $(1.3) million and $(15.4) million in 2019 and 2020, respectively.
These business results support our thesis that the more sustainable we are, the better our products and business perform and the better we can serve our stakeholders. We are proud that our purpose-native company is proving capable of serving the needs of the next generation of consumers while delivering financial results and treading lighter on the planet.
Our Industry
Our Market Opportunity
In 2020, consumers worldwide spent an estimated $1.8 trillion on footwear and apparel, comprised of approximately $1.5 trillion on apparel and a projected $366 billion on footwear, with the U.S. portion of this total spend reaching approximately $342 billion, based on data from Statista. In 2018, the average American consumer spent more than $1,100 on footwear and apparel and bought approximately seven pairs of shoes and 68 pieces of clothing, according to the American Apparel and Footwear Association.
We Stand at the Intersection of Changing Industry and Consumer Trends
We believe there are three trends that influence how consumers make their purchase decisions today.
•Brands that are responsible and purpose-driven. An increasing number of consumers want to align with brands that are responsible and purpose-driven. More than ever, people are scrutinizing the products they purchase and what the brands they select represent. Surveys suggest that consumers, and younger generations, including Gen-Z and Millennials in particular, are becoming increasingly focused on product origins and buying from companies that share their values. More than 60% of consumers have stated that environmental impact is an important factor in their purchasing decisions based on a 2020 McKinsey study, and more than 80% of consumers insist that they must be able to “trust the brand to do what is right,” according to a 2019 consumer survey conducted by Edelman. As part of this shift toward conscious consumerism, consumers are looking for brands that are purpose-native and authentically sustainable, as customers demand transparency with respect to the products they buy.
In addition to conscious consumerism, our unique positioning as a global lifestyle brand addresses two of the most important issues for younger generations—(1) health and wellness and (2) sustainability—in a way incumbent brands are unable to do. According to Deloitte’s 2020 Global Millennial Survey, when respondents were asked to choose the top-three most concerning challenges facing society, “health care/

disease prevention” and “climate change/protecting the environment” were two of the most commonly listed. While incumbent footwear and apparel brands are able to help consumers work toward their health and wellness goals with performance-focused products, these brands must reverse-engineer sustainability into their products to back-solve for this critical consumer requirement. These brands are constrained by synthetic, off-the-shelf materials, entrenched supply chains, and compressed margins via wholesale distribution. We are able to take a fresh approach by building naturally beautiful products from the molecular level up, directly sourcing and innovating through our materials, and offering customers “more shoe for their buck” through our vertical distribution strategy. Our brand’s natural performance products uniquely address both (1) health and wellness and (2) sustainability, enabling consumers to perform their best while also treading lighter on the planet.
•Great products that adapt to the “new normal.” We believe there has been a continued shift to wardrobe casualization, accelerated by the COVID-19 pandemic, whereby the lines have blurred between work, home, gym, and play. This casualization has demanded increasing versatility from consumers’ wardrobes, requiring footwear and apparel that are stylish, comfortable, and functional across a variety of use occasions. Per a survey by Klarna in 2021, nearly half of American employees are planning to wear more comfortable clothes to work than they did before the pandemic. As workplaces continue to move towards a more casual and/or remote environment, we believe consumers will place more value on versatility and comfort.
•A seamless, cross-channel buying experience that delivers value and convenience. Consumers are increasingly looking for the ability to interact with brands both digitally and physically. According to Statista, apparel, footwear, and accessories represented 29.5% of total U.S. eCommerce retail sales in 2020 and are expected to increase to approximately 32.2% by 2024. Additionally, based on a 2021 consumer survey conducted by Appnovation, approximately 80% of consumers expected or hoped that brands would adopt digital solutions to better serve their consumers. Through the use of cross-channel experiences, vertically integrated brands are uniquely positioned to deliver a better and more convenient experience.
Allbirds was founded with and has grown with these consumer trends in mind, and we believe we stand perfectly at their intersection. These trends have moved faster than any of us could have expected, and we believe this positions us to be successful for years to come. Our commitment to doing better things in a better way aligns with the demands of the next generation of consumers. Our sustainable materials innovation and simple, comfortable designs will allow us to continue to build closet share and grow revenue with new and existing customers, and our vertical retail model meets customers where and when they want to shop, all while treading lighter on the planet.
How We and Our Customers are Reducing the Environmental Impact of the Footwear and Apparel Industry
According to Statista, over 24 billion pairs of shoes were produced and 180 billion pieces of clothing were sold in 2019. The global footwear and apparel industry relies on fossil fuels to power factories, produce materials, and ship products. Based on a 2018 analysis by Quantis, roughly 57% of footwear and 64% of apparel is made from synthetic materials, mostly plastic, and as a result, most of what consumers wear is derived from oil. The global fashion industry accounted for approximately 4% of global greenhouse gas, or GHG, emissions in 2018, or 2.1 billion tonnes of carbon dioxide equivalent emissions, or CO2e, and over 70% of these emissions were related to upstream activities like materials production, preparation, and processing, according to a 2020 McKinsey and Global Fashion Agenda report.
The 2015 Paris Agreement set the goal to limit global warming to well below 2° Celsius, preferably to 1.5° Celsius, compared to pre-industrial levels. Under its current trajectory, the fashion industry is expected to fall short of meeting the 1.5° Celsius target by 50%, according to a 2020 McKinsey and Global Fashion Agenda report. The pace of change must accelerate in order for the industry to be compatible with planetary boundaries, and Allbirds offers a blueprint for how to get there.
We estimate that a standard pair of sneakers results in a carbon footprint of 14.1 kg of CO2e. Today, through our use of renewable, natural materials and responsible manufacturing, the average pair of Allbirds shoes has a carbon footprint that is 30% less than our estimated carbon footprint for a standard pair of sneakers, and we offset the entirety of the rest to provide our customers with carbon-neutral products. Furthermore, we believe in the power of selective industry collaboration to accelerate progress, as evident by our partnership with adidas to unveil the world’s lowest carbon footprint running shoe at 2.94kg of CO2e in May 2021. This partnership, as well as our decision to open up the carbon-negative, green EVA used to make SweetFoam, and our carbon footprint methodology demonstrates our ability to scale our impact to the broader industry and beyond, while extending our brand’s leadership as a sustainability innovator.
We are inspired by the impact we can have on the planet. By offering footwear that is less carbon-intensive and doing our part to offset the rest of our carbon impact, every product we sell contributes to our success as a business and reduces the impact of our industry. If we assume all 24 billion pairs of shoes produced by the industry in 2019 had a 30% lower carbon footprint relative to our estimate of the carbon footprint of a standard sneaker, the industry would have saved 98 million tonnes of CO2e, which is equivalent to taking 21 million cars off the road in the same timeframe. We intend to drive our emissions down further as described in the section titled “Environmental, Social, and Governance.”
Why We’ve Been Successful So Far
Allbirds has developed five core strengths that have enabled our success and given us a durable, competitive advantage. Using these core strengths outlined below, we created something new: an industry-redefining global lifestyle brand built around sustainability with best-in-class materials innovation capabilities and a unique approach to bringing our products to consumers around the globe.
•Product Innovation Based on Materials R&D and Simple, Purposeful Design
Innovation is built into our culture, and our product innovation platform starts with natural materials. With meticulous attention, we have examined every component that goes into our products to ensure we deliver design, comfort, and performance, all enabled by novel technologies and materials derived from nature. For example, in 2018, with the help of our partner, Braskem S.A., the petrochemical company and a leading biopolymers producer, we pioneered a carbon-negative green EVA made with Brazilian sugarcane, as an alternative to traditional EVA made from petroleum. We used this new carbon-negative green EVA to create SweetFoam, which is now in all of our shoe soles. This is just one example of many from our track record of nature-based innovations, along with materials made from wool, tree, crab shells, and more. As we have scaled and built our commercialization capabilities, our innovation has created a virtuous cycle of research and development. As we have grown our business and consistently launched products relying on materials from nature, we have increasingly become a partner of choice for those in the innovation ecosystem. That translates to partners seeking us out to utilize their novel developments, and allows us to extend our advantage in sourcing and commercializing differentiated materials that reduce our impact on the planet.
With materials at our product platform’s core, we are able to extend into new categories and develop new innovations across the body leveraging our versatile, distinctly simple design, and a focus on performance and comfort. Our emphasis on design that removes unnecessary details to highlight our “Hero” materials allows us to capitalize on existing designs. Between our major materials innovations, we deliver product newness and brand excitement from incremental launches across color, pattern, exclusive partnerships, and additional features. Within our footwear line, we can leverage existing shoe sole tooling by modifying upper designs to create entirely new styles, transforming iconic styles into franchises. We did this with our first performance running product, the Tree Dasher, by extending that revolutionary midsole and outsole unit to the Wool Dasher Mizzle (weather-resistant), Tree Dasher Relay (laceless design), and our Allbirds x Staple collaboration (inside-out design). We believe this approach to reinventing classic silhouettes creates timeless product style that reduces potential fashion risk that other companies fall prey to.
We intentionally launched into the footwear category first given its technical nature, building credibility and trust with consumers before moving up the body into apparel. We believe our foundation in comfort and simple design, coupled with our success in manufacturing high-quality, sustainable footwear gives us a distinct advantage as we expand into adjacent categories.

•Purpose-Driven Lifestyle Brand with an Inspirational Voice
Our brand inspires consumers to live life in better balance, which creates deep affinity and loyalty with our growing base of customers. For our customers, balance is not having to compromise between looking good, feeling good, and doing good for the planet. Our commitment to environmental conservation and sustainability is built into our DNA as both a PBC under Delaware law and a certified B Corp. Through these efforts, we have been able to cultivate an authentic brand supported by a community that loves our products because they fit perfectly into their everyday lives. Based on our internal studies, we believe our brand is seen as more sustainable, innovative, and having higher quality products compared to other major footwear brands, while also being more sustainable, comfortable, and better designed compared to other direct-to-consumer brands. Furthermore, much of what makes our brand distinctive is the thought leadership and conversations we enable within the broader industry about the impact of the products we make. Our campaigns around labeling each product’s carbon footprint and challenging our competitors to do the same are just some of the examples that exemplify our brand leadership. We also maintain an end-of-life program for products returned to us that cannot be resold by donating them to Soles4Souls, a non-profit organization that distributes footwear and clothing in developing countries.
•Deep Connection with Our Community of Customers
By making great products and telling the story of an inspirational, purpose-driven brand, we have formed a deep connection with our community of customers. We have sold our products to over four million customers since our founding. As of June 30, 2021, we had more than two million people on our email list and nearly one million followers on social media. Our high Net Promoter Score, which has consistently been 83 or higher since the first quarter of 2019 and was 86 for the first half of 2021, demonstrates our strong following and growing brand advocates who love Allbirds. Approximately 53% of our net sales in 2020 came from repeat customers. This is true globally, as our customers span 35 countries, and 24% of our net revenue in 2020 came from outside the United States. See the section titled “Market, Industry, and Other Data” for additional information regarding Net Promoter Score.
As a brand with a digitally-led vertical retail distribution strategy, we are able to own the customer experience, which allows us to use data to determine who our customers are, what is important to them, and what products are most relevant and when, allowing us to create a strong connection with our customers. We have learned that our customers live an active and curious lifestyle, care about health and well-being, prioritize quality over price, frequently purchase products online, live in urban center settings, and appreciate socially conscious brands. In addition to communicating more effectively with our customers, these insights allow us to meet customers’ needs through the creation of new products and enhancements to our existing line. Further, to illustrate the importance of engaging our customer base, the average spend by a repeat customer in a given cohort is over 25% more in their second year as compared to what was spent in the first year, and the average spend by a repeat customer continues to increase each subsequent year.
•Global Vertical Retail Distribution Strategy that Melds Digital with Physical
Our digitally-led vertical retail distribution strategy combines our digital offerings with our stores so we can meet consumers where they are, delivering value and convenience. Our direct distribution to customers in 35 countries and across our 27 store locations as of June 30, 2021 enables us to own the customer experience, driving deeper brand engagement and loyalty, and effectively managing inventory, while also realizing better margins. Coupled with our resonant brand and products, our distribution model has enabled us to generate approximately 98% of our gross sales at full price for the entirety of our history. Vertical retail not only allows us to better understand our customers, but also enables us to cut out the layers of costs associated with traditional wholesalers, creating a more efficient cost structure. Ultimately, we believe this provides unmatched value to customers, enabling us to deliver better products and a better experience to customers, one that competitors relying on wholesale distribution cannot afford to deliver at our price point.
Our digital commerce experience is complemented by a thriving retail store fleet. With strong pre-COVID-19 unit economics, our store operations have historically been highly profitable, capital-efficient, and provided strong investment returns. All U.S. stores that were operating in 2019 generated approximately $4.3 million in average unit volume, or AUV, in their first 12 months of operation, including the stores that had their first 12 months of sales affected by COVID-19 after March 2020. Based on this pre-COVID performance, we believe our new stores will be highly profitable, have attractive payback periods, serve as good capital investments, and be positioned well to take advantage of physical retail’s recovery from the pandemic. While our store channel already generates strong results on a standalone basis, the real power of our vertical retail strategy is the synergy between the physical and digital sides of our business. This synergy takes the form of increased brand awareness and website traffic in the regions where we open new stores, driving an overall lift in sales. Furthermore, as we continue to grow our store footprint, we believe we will be able to expand our valuable multi-channel customer base. Across all cohorts and through June 30, 2021, our multi-channel repeat customers, who represented 12% of our total repeat customers as of such date, on average spent approximately 1.5 times more than our single-channel repeat customers.
As an example of the benefits of our vertical retail distribution strategy, our Boston Back Bay store achieved standalone payback within eight months. Furthermore, in the three months after our Boston Back Bay store opened in March 2019, the Boston DMA region saw a 15% increase in website traffic, an 83% increase in new customers and, ultimately, a 77% increase in overall net sales, as compared to a comparable control market.
•Unique and Agile Infrastructure with Key Investments in Place to Scale
Our vision from day one has been to be a global lifestyle brand that makes and delivers better products in a better way. Through careful investments and strategic partnerships, we have built a robust infrastructure with key investments in place across several functional areas that will enable our company to profitably scale.
◦Supply chain. Our supply chain infrastructure is advanced compared to other brands of similar age and size. The unique relationships we have with our vendors give us agility to respond to consumer demands, where inventory can go from purchase order to ex-factory in as little as 45 days. Our investments in direct and meaningful relationships with all our partners, from raw materials suppliers to Tier 1 manufacturers and logistics providers, also allowed us to improve gross margin despite a difficult cost climate due to the COVID-19 pandemic. Our distribution network, comprised of nine distribution centers across eight countries, puts us close to the consumer, allowing us to reach 35 countries in a matter of days with quick, reliable service.
◦Technology. Our current technology infrastructure is nimble and enables us to scale globally at a lower cost than large incumbents. We have married tried-and-true enterprise systems with custom-built technology stacks tailored to our needs. Because we started our business with a modern technology stack, we are able to rely on partners to more effectively scale, in contrast to incumbents who are saddled with legacy systems.
◦Localized teams with market expertise. We have hired on-the-ground teams in China, Germany, Japan, New Zealand, South Korea, and the United Kingdom who understand their market’s consumers and are able to localize our approach.
Experienced and Passionate Team Who Believes in Our Vision
Underlying our five core strengths is our unique, purpose-driven culture that starts with the vision of our co-founders and our “flock” of passionate employees. This culture is underpinned by an authentic approach that recognizes the environment as a critical stakeholder, as documented in our certificate of incorporation as a PBC and certified through our B Corp status. We believe great employees stand with brands that have values they can align with, and Allbirds is filled with a diverse group of people who believe in our mission. Our flock’s passion is seen every single day in the ideas they bring to creating new and innovative products and running a sustainable and successful business.

Why We Will Continue to be Successful
Our intention is to be a high-growth, profitable business that consistently delivers great outcomes for our stakeholders. To do this, we believe it is vital to have a clear long-term growth strategy that translates into near-term growth initiatives.
Our long-term strategy to fulfill this vision has five strategic pillars:
•Make the world’s most comfortable shoes and apparel, powered by world-leading sustainable materials innovation and design;
•Build a global brand that attracts a large, loyal community of customers who love our products;
•Inspire that community of customers to keep coming back and to serve as our biggest advocates;
•Serve that community through a digitally-enabled and seamless cross-channel experience; and
•Deliver the highest quality products on time at a great value to our customers through a low-carbon, technology-enabled, consumer-focused supply chain.
Threading through these five strategic pillars is our commitment to tread lighter and have a positive impact on all stakeholders, including the environment, our flock of employees, communities, consumers, and investors.
In the near term, this strategy will manifest itself in the following five growth initiatives:
•Innovate and Make Great New Products with Natural, Sustainable Materials
Our product platform allows us to consistently deliver new and differentiated products, fulfilling new use cases in new categories to grow our closet share. For the six months ended June 30, 2021, approximately 80% of orders from repeat customers included a different item than was included in their first order. We believe this highlights our opportunity to continue expanding our product portfolio to increase engagement and drive lifetime customer value. We think about our innovation platform in the following ways:
◦New materials. Our successful track record of commercializing and bringing to market new innovations has made us a desirable partner for many outside R&D companies and vendors, allowing us to be first to market with novel materials while accelerating development timelines and reducing costs. A recent example is our collaboration with Natural Fiber Welding, Inc. to commercialize a 100% natural, plant-based leather-alternative. As we continue to build our library of materials, we plan to create new, differentiated products, as well as leverage new materials across our existing product platforms by refreshing our classic silhouettes.
◦Expand footwear. New materials innovations unlock potential for differentiated styles and use occasions, which create opportunities to make new footwear franchises. Our versatile, simple designs with “Hero” materials allow us to expand our core product families. We plan to grow footwear sales by broadening and deepening our assortment across end uses including functional casual occasions and performance athletics, while also introducing new style, fit, and size ranges to give customers more choices.
◦Broaden our apparel offerings. Our foundation in natural materials, comfort, and sustainability translates into the ability to create great products, not just in shoes, but in a number of apparel categories that complement our footwear line. Our expertise with materials allows us to expand in basics and functional casual apparel, and has significant application to natural performance apparel, which we believe will be a complementary offering to our newly established credibility in performance footwear. We have several offerings currently under development which will empower our customers to explore and appreciate the great outdoors, better connecting with nature.

•Raise Awareness and Grow Our Customer Community
We are still a young brand with aided brand awareness of 10.9% in the United States in the first quarter of 2021, which provides significant whitespace for growth as we introduce ourselves to new consumers. Our recent marketing efforts, including our expansion into TV advertising, collectively drove a significant increase in our aided brand awareness from 8.4% in the fourth quarter of 2020 to 10.9% in the first quarter of 2021, affirming the success of our marketing strategy. See the section titled “Market, Industry, and Other Data” for additional information regarding aided brand awareness.
We are focused on increasing awareness through the following tactics:
◦Thought leadership moments. We will continue to be leaders in the fight against climate change, from open-sourcing our Carbon Footprint methodology to vocally challenging copycat brands to copy our sustainability practices and not just our designs. This has helped to amplify our voice and introduce us to new customers who connect with the values of our brand.
◦Community. In 2020, we formalized our community marketing efforts by launching the Allgood Collective, a global community of ambassadors who promote the power of collective action as a force for good, embracing the Allbirds brand and products as a vehicle for positive change. The Allgood Collective is how we personify and extend our mission and values into tangible experiences, encouraging meaningful conversations and strengthening our relationship with our existing fans while also allowing us to reach and engage new groups of people.
◦Expanding our brand beacon through physical touchpoints. Our stores are situated in high-traffic, popular locations and serve as billboards while providing an immersive and tactile introduction to the brand. Historically, we have seen significant awareness boosts in store markets and efficient new customer acquisition, and we expect this trend to continue with the rollout of additional locations throughout the world.
◦Full-funnel marketing. We are at a scale now where it is effective to broaden our marketing funnel from emphasizing direct, digital conversion marketing to a full-funnel approach that utilizes TV and other mediums. We anticipate this will result in expanding our consumer reach to a wider population, showcasing a broader array of products, and taking consumers through the entire brand journey, from awareness through consideration to conversion. As we increase awareness, add stores, and broaden our product assortment, we believe this full-funnel approach will increase marketing efficiency.
•Deepen Engagement with Our Community of Customers
As a digitally-native vertical retailer that directly engages with consumers, we have carefully cultivated every aspect of our customer experience. We have the opportunity, taking insights from our data ecosystem, to further unlock customer loyalty and lifetime value through personalized experiences and product innovation. We see an opportunity to increase purchase frequency by providing our customers exactly what they want, where they want it, when they want it.
◦Product. Increased product offerings provide more opportunities to buy, greater breadth to meet wardrobe needs, and more reasons to engage with us.
◦Personalization. Investments in our marketing technology and customer relationships allow us to personalize each customer’s experiences, showing them more of what they want, when they want it.
◦Proximity. Our extensive distribution network, native app, and expanding retail footprint all bring us closer to the customer, increasing access to our brand and product whenever and wherever they want it. Furthermore, we have a significant opportunity to integrate the customer experience across our digital platform and stores by expanding on capabilities such as Buy-Online-Pickup-In-Store and Ship-from-Store in the short to medium term.

By deepening our relationships with our repeat customers, we believe we are well-positioned to capture a greater share of the approximately seven pairs of shoes and 68 pieces of clothing that the average American bought in 2018 and realize substantial growth in our business. We believe there is continued opportunity to grow our closet share as we further expand our brand and product selection, as evidenced by the fact that approximately 80% of orders from repeat customers in the six-month period ended June 30, 2021 included a different item than in their first order and 26% of those orders were for multiple items.
•Expand Vertical Retail Distribution to Meet Our Customers Where They Are
We have seen the early benefits of our vertical retail approach and have the blueprint for making this successful, while continuing to grow our digital channel through personalization.
◦Increase store fleet. We have just scratched the surface of our store potential, particularly in the United States, with 27 stores globally as of June 30, 2021. We are in the early phase of a ramp towards hundreds of potential locations in the future, with strong unit economics. Furthermore, as our store fleet expands, we expect our growth to accelerate, as compared to 2020, through more efficient customer acquisition, while also receiving the benefit of increasing digital traffic as more people learn about our brand through our stores. Based on our stores’ pre-COVID-19 performance, we believe our new stores will also be highly profitable, have attractive payback periods, serve as good capital investments, and be positioned well to take advantage of physical retail’s recovery from the pandemic.
◦Grow within our existing international markets. The early investments in our international operations have given us traction in key markets across Europe, Asia, and Oceania that complement our core North American business and provide us with a global platform to share our product, brand, and values. In 2020, 24% of our net revenue came from outside the United States, signaling a strong foundation from which to scale our business globally. With local teams already on the ground in our largest markets, and an expanding list of offerings to ensure product-market fit, we believe these new regions are positioned to accelerate growth. We intend to continue to make strategic investments in these markets by opening new stores and further localizing the digital experience.
◦Further personalize and grow digital. Complementing our store rollout strategy and growing global footprint, our digital channels should accelerate growth as they are the most accessible ways for new and existing customers to purchase our products. The more we interact with both new and existing customers, the more data and insights we gather about customer behavior, which will feed our personalization efforts. We expect the combination of all these elements to further drive website and mobile app traffic, conversion, and revenue. Furthermore, through our vertical retail strategy, we believe we will be able to continue to expand our valuable multi-channel customer base. Across all cohorts and through June 30, 2021, our multi-channel repeat customers, who represented 12% of our total repeat customers as of such date, on average spent approximately 1.5 times more than our single-channel repeat customers.
•Optimize Infrastructure for Profitable Growth
We have spent the past five years investing in a foundation for materials and product innovation, global reach, and cross-channel distribution. With much of this global infrastructure built, we can now scale our business to use the full capacity of the supply chain and technology in place, including store fleet expansion and international growth, all of which should result in margin expansion, operational leverage, and profitable growth. We believe we have the key investments in place that will enable us to reach our vision of becoming a scaled global brand. We will continue to strategically invest in our business while driving operational excellence.
◦Innovation-focused partner network. We continue to optimize our supply across sourcing, manufacturing, distribution, logistics, and fulfillment to reduce carbon emissions, provide flexible production lead times, shorten go-to-market timelines, and maximize product and logistics cost efficiencies.

◦Technology-led efficiency improvements. We will continue to leverage our modern technology approach to improve efficiency and reduce complexity via improved inventory management and analytics, and a more streamlined go-to-market process. Inventory improvements should enable us to maintain high levels of full-price sell through, while minimizing write-offs and lost sales from stock-outs. Additionally, digital product tools allow us to shorten the development cycle, increase the pace of development, and decrease overall go-to-market timelines so we can deliver what our customers want, faster.
Commitment to Profitable Growth
Our commitment to tread lighter and have a large positive impact on all of our stakeholders requires financial discipline and a focus on profitable growth. Our expectation is that the combination of our strategy and growth initiatives will result in both topline expansion and operational leverage, leading to a strong margin profile and a robust bottom line. If executed as we anticipate, the impact of the growth drivers should manifest in:
•gross margin improvement due to lower costs related to scale and favorable product, channel, and geographic mixes;
•marketing efficiency improvement, as a percentage of sales, due to favorable channel mix, greater awareness, and less reliance on new customer acquisition as a driver of revenue growth; and
•operating expense improvement, as a percentage of sales, due to scale and leveraging historical infrastructure investments as we grow.
Our core strengths work in unison to allow us to make better things in a better way, tread lighter, and help our consumers to live life in better balance. Our core strengths also create a competitive moat that sets us apart from competitors. Starting from our materials science innovation and versatile, distinctly simple designs, we have built a powerful product innovation platform that allows us to continue to create new and differentiated products and grow closet share. Our superior products are backed by a global lifestyle brand and a vertical distribution strategy that offer our repeat customers value, convenience, and peace of mind. Underlying our business are our dedicated employees, supply chain capabilities, and technology that allow us to profitably grow our business and have a positive impact on the world.
Risk Factors Summary
The environmental, social, and governance, or ESG, criteria contained in the section titled “The Sustainability Principles and Objectives Framework,” which we call the Sustainability Principles and Objectives Framework, or the SPO Framework, is a new and untested framework which was not developed solely by disinterested third parties but rather was developed with input from Allbirds and other partners. The SPO Framework is not defined in any federal or state statute or regulation and is not a specific equity offering type under federal or state securities laws. The SPO Framework has not been approved by regulators. Accordingly, there is no basis for investors to, or track record by which investors can, assess the impact of the SPO Framework on our operations, financial condition, and the market price of our Class A common stock. The SPO Framework may result in additional costs to us in connection with this offering.
Investing in our Class A common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as more fully described in the section titled “Risk Factors” included elsewhere in this prospectus. You should carefully consider these risks before making an investment. These risks include, but are not limited to, the following:
•The COVID-19 pandemic has had, and may in the future continue to have, a material adverse impact on our business.
•Economic uncertainty in our key markets may affect consumer purchases of discretionary items, which may adversely affect demand for our products.

•If we are unable to maintain and enhance the value and reputation of our brand and/or counter any negative publicity, we may be unable to sell our products, which would harm our business and could materially adversely affect our financial condition and results of operations.
•We have incurred significant net losses since inception, and anticipate that we will continue to incur losses for the foreseeable future.
•We operate in a highly competitive market; the size and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenue and profitability.
•Our focus on using sustainable materials and environmentally friendly manufacturing processes and supply chain practices may increase our cost of revenue and hinder our growth.
•Climate change and increased focus by governments, organizations, customers, and investors on sustainability issues, including those related to climate change and socially responsible activities, may adversely affect our reputation, business, and financial results.
•If we are unable to anticipate product trends and consumer preferences, or we fail in our technical and materials innovation to successfully develop and introduce new high-quality products, we may not be able to maintain or increase our revenue and profits.
•We utilize a range of marketing, advertising, and other initiatives to increase existing customers’ spend and to acquire new customers; if the costs of advertising or marketing increase, or if our initiatives fail to achieve their desired impact, we may be unable to grow the business profitably.
•As a company that operates retail stores, we are subject to various risks, including commercial real estate and labor and employment risks; additionally, we may be unable to successfully open new store locations in existing or new geographies in a timely manner, if at all, which could harm our results of operations.
•Our business depends on our ability to maintain a strong community of engaged customers and Allgood Collective Ambassadors, including through the use of social media. We may be unable to maintain and enhance our brand if we experience negative publicity related to our marketing efforts or use of social media, we fail to maintain and grow our community of Allgood Collective Ambassadors, or our marketing and social media efforts otherwise fail to meet our customers’ expectations.
•We are subject to risks related to our environmental, social, and governance activities and disclosures, and our reputation and brand could be harmed if we fail to meet our public sustainability targets and goals.
•We have a limited operating history, which makes it difficult to predict our future results of operations, particularly in newer geographies.
•Our reliance on a limited number of suppliers and manufacturers to provide materials for and to produce our products could cause problems in our supply chain.
•Failure of our contractors or our licensees’ contractors to comply with our supplier code of conduct, contractual obligations, local laws, and other standards could harm our business.
•The fluctuating cost of raw materials could increase our cost of revenue and cause our results of operations and financial condition to suffer.
•We may fail to protect our intellectual property rights, our trademark and other proprietary rights may conflict with the rights of others, and we may not be able to acquire, use, or maintain our marks and domain names, any of which could harm our brand, business, financial condition, and results of operations.
•If the technology-based systems that give our customers the ability to shop with us online do not function effectively, or we fail to comply with government regulations relating to the internet and eCommerce, our results of operations, as well as our ability to grow our eCommerce business globally, could be materially adversely affected.
•Our international operations expose us to various risks from foreign currency exchange rate fluctuations, tariffs or global trade wars, trade restrictions, and changing tax laws in the United States and elsewhere, among others.
•We are subject to several unique risks as a result of our status as a Delaware PBC and certified B Corp, including that our board of directors’ duty to balance various interests and our public benefit purpose may result in actions that do not maximize stockholder value.
•The dual class structure of our common stock will have the effect of concentrating voting control with our co-founders and co-Chief Executive Officers, Timothy Brown and Joseph Zwillinger, our other executive officers and directors, our principal stockholders, and their respective affiliates, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.
•We are subject to risks related to the SPO Framework and associated disclosures. We are conducting this offering while following the SPO Framework, taking into consideration positive ESG outcomes, mitigating negative ESG factors, and being dedicated to meeting a high standard of ESG criteria.
Public Benefit Corporation Status
As a demonstration of our long-term commitment to environmental conservation, our board of directors and stockholders elected in February 2016 to amend our certificate of incorporation to become a PBC under Delaware law. PBCs are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner.
Under Delaware law, a PBC is required to identify in its certificate of incorporation the public benefit or benefits it will promote, and its directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the corporation’s stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or benefits identified in the corporation’s certificate of incorporation. A PBC is also required to assess its benefit performance internally and to disclose to its stockholders at least biennially a report detailing the corporation’s success in meeting its public benefit objectives.
As provided in our certificate of incorporation, the public benefit that we promote, and pursuant to which we manage our company, is environmental conservation. See “Risk Factors—Risks Related to Our Status as a Public Benefit Corporation and Certified B Corporation” and “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws—Public Benefit Corporation Status.”
We have also been a certified B Corp since 2016. See “Business—Public Benefit Corporation Status.”
Corporate Information
We were incorporated in Delaware in May 2015 as Bozz, Inc. In December 2015, we changed our name to Allbirds, Inc., and we became a Delaware PBC in February 2016. Our principal executive offices are located at 730 Montgomery Street, San Francisco, California 94111. Our telephone number is (628) 225-4848.
Our U.S. website address is allbirds.com. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus.
The Allbirds design logo, “Allbirds,” and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Allbirds, Inc. Other trade names, trademarks, and service marks used in this prospectus are the property of their respective owners. Solely for convenience, we have omitted the ® and ™ designations, as applicable, for the trademarks we name in this prospectus.

Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. An emerging growth company may take advantage of certain exemptions from various public company reporting requirements. These provisions include, but are not limited to:
•not being required to comply for a certain period of time with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;
•reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements; and
•exemptions from the requirements of holding a stockholder advisory vote on executive compensation and any golden parachute payments not previously approved.
We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Class A common stock in this offering. However, if certain events occur prior to the end of such five-year period, including if (1) we become a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates, (2) our annual gross revenue exceeds $1.07 billion, or (3) we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.
We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus forms a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

THE OFFERING

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Option to purchase additional shares of Class A common stock offered by the selling stockholders	shares

Class A common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full).

Class B common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full).

Total Class A and Class B common stock to be outstanding after this offering	shares

Directed Share Program
At our request, the underwriters have reserved up to 3% of the shares of Class A common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price to certain of our employees, partners, and the friends and family members of certain of our employees, directors, and partners. Shares purchased through the directed share program will not be subject to a lock-up restriction, except in the case of shares purchased by any affiliates of our directors or officers and certain of our employees and existing equity holders. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered by this prospectus. For additional information, see the section titled “Underwriters.”

Voting rights
We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share, and each share of Class B common stock is entitled to 10 votes per share on all matters that are subject to stockholder vote. Each share of Class B common stock may be converted into one share of Class A common stock at the option of the holder thereof, and will be converted into one share of Class A common stock upon transfer thereof, subject to certain exceptions.
The holders of our outstanding Class B common stock will hold           % of the voting power of our outstanding capital stock following this offering, with our directors, executive officers, and 5% stockholders and their respective affiliates beneficially holding           % of our voting power in the aggregate. These holders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. See the section titled “Description of Capital Stock” for additional information.

Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $      million, assuming an initial public offering price of $     per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders in this offering.
The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, or technologies. However, we do not have agreements or commitments to enter into any such acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Proposed Nasdaq trading symbol	We have applied to list our Class A common stock on The Nasdaq Stock Market under the symbol “BIRD.”

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.
The number of shares of our common stock that will be outstanding after this offering is based on no shares of our Class A common stock and 127,737,459 shares of our Class B common stock (including our convertible preferred stock on an as-converted basis and warrants being exercised or exchanged in connection with this offering on an as-exercised or as-exchanged basis, as applicable) outstanding as of June 30, 2021, and excludes:
•17,957,111 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock issued under our 2015 Equity Incentive Plan, as amended, or 2015 Plan, outstanding as of June 30, 2021, with a weighted-average exercise price of $3.46 per share;
•830,227 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock issued under our 2015 Plan granted after June 30, 2021, with a weighted-average exercise price of $11.10 per share;
•14,661,162 shares of our Class A common stock reserved for future issuance under our 2021 Equity Incentive Plan, which will become effective in connection with this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of our Class A common stock reserved for issuance thereunder, and any shares underlying stock awards outstanding under the 2015 Plan that expire or are repurchased, forfeited, canceled, or withheld;
•2,932,232 shares of our Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, which will become effective in connection with this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of our Class A common stock reserved for issuance thereunder; and
•188,264 shares of our Class B common stock issuable upon the exercise of warrants outstanding as of June 30, 2021, with a weighted-average exercise price of $0.27 per share.

Unless otherwise indicated, the information in this prospectus assumes:
•the 5-for-1 stock split of our common stock and convertible preferred stock that was effected on December 13, 2019;
•the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock that was effected on September 21, 2021;
•the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur in connection with this offering;
•the automatic conversion immediately prior to the completion of this offering of all 70,990,919 outstanding shares of our convertible preferred stock outstanding as of June 30, 2021 into an equivalent number of shares of our Class B common stock;
•the automatic exchange of the convertible preferred stock warrants outstanding as of June 30, 2021 for 1,104,560 shares of our Class B common stock in connection with this offering;
•the issuance of 747,908 shares of our Class B common stock immediately prior to the completion of this offering upon the exercise of common stock warrants outstanding as of June 30, 2021, with a weighted-average exercise price of $0.14 per share;
•the conversion of               shares of our Class B common stock into an equivalent number of shares of our Class A common stock in connection with the sale of such shares by the selling stockholders in this offering;
•no exercise of the outstanding options to purchase shares of our Class B common stock or the warrants to purchase an aggregate of 188,264 shares of our Class B common stock described above; and
•no exercise of the underwriters’ option to purchase up to an additional               shares of our Class A common stock from the selling stockholders in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables summarize our consolidated financial data. The summary consolidated statements of operations data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2020 and 2021 and the summary consolidated balance sheet data as of June 30, 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations. You should read the following summary consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The following summary consolidated financial data are not intended to replace, and are qualified in their entirety by, our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenue	$193,673	$219,296	$92,779	$117,542
Cost of revenue	94,839	106,555	44,463	53,594
Gross profit	98,834	112,741	48,316	63,948
Operating expense:
Selling, general, and administrative expense(1)(2)	63,485	86,694	41,132	52,532
Marketing expense	44,362	55,271	19,520	26,013
Total operating expense	107,847	141,965	60,652	78,545
Loss from operations	(9,013)	(29,224)	(12,336)	(14,597)
Interest expense	(96)	(297)	(216)	(87)
Other (expense) income	(1,743)	(452)	1,651	(5,980)
Loss before provision for income taxes	(10,852)	(29,973)	(10,901)	(20,664)
Income tax (provision) benefit	(3,675)	4,113	1,392	(464)
Net loss	$(14,527)	$(25,860)	$(9,509)	$(21,128)
Other comprehensive (loss) income:
Foreign currency translation (loss) gain	(37)	2,245	203	(330)
Total comprehensive loss	$(14,564)	$(23,615)	$(9,306)	$(21,458)
Net loss per share attributable to common stockholders per share, basic and diluted(3)	$(0.28)	$(0.49)	$(0.18)	$(0.39)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	51,469,007	53,005,424	53,184,761	54,152,022
Pro forma net loss per share, basic and diluted (unaudited)(4)		$(0.22)		$(0.12)
Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(4)		119,792,552		126,995,409
_______________
(1)Includes stock-based compensation expense of $4.2 million and $6.6 million for the years ended December 31, 2019 and 2020, respectively, and $3.2 million and $3.9 million for the six months ended June 30, 2020 and 2021, respectively.
(2)Includes depreciation and amortization expense of $3.4 million and $7.1 million for the years ended December 31, 2019 and 2020, respectively, and $2.8 million and $4.3 million for the six months ended June 30, 2020 and 2021, respectively.
(3)See Note 16 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts.
(4)The unaudited pro forma net loss used in the calculation of unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2020 and for the six months ended June 30, 2021 was $26.6 million and $15.7 million, respectively, which excluded the effects of the change in fair value of the convertible preferred stock warrant liability of $(0.7) million and $5.4 million, respectively. The unaudited pro forma weighted-average number of shares outstanding used to determine pro forma basic net loss per share for the year ended December 31, 2020 and for the six months ended June 30, 2021 was 119,792,552 and 126,995,409, respectively, and included the impact of (a) the automatic conversion of 70,990,919 shares of our convertible preferred stock outstanding as of December 31, 2020 and June 30, 2021 into an equivalent number of shares of our Class B common stock, (b) the automatic exchange of the convertible preferred stock warrants outstanding as of December 31, 2020 and June 30, 2021 into 1,104,560 shares of our Class B common stock in connection with this offering, and (c) (i) the issuance of 245,468 shares of our Class B common stock in May 2021 upon the exercise of common stock warrants outstanding as of December 31, 2020, with a weighted-average exercise price of $1.282 per share and (ii) the issuance of 747,908 shares of our Class B common stock immediately prior to the completion of this offering upon the exercise of common stock warrants outstanding as of December 31, 2020 and June 30, 2021, with a weighted-average exercise price of $0.14 per share.

	As of June 30, 2021
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$94,862	$94,970	$
Working capital(4)	145,486	145,594
Total assets	236,701	236,809
Preferred stock warrant liability	11,243	—
Convertible preferred stock	204,049	—
Common stock	5	—
Class A common stock	—	—
Class B common stock	—	12
Additional paid-in capital	70,588	285,980
Accumulated other comprehensive income	1,626	1,626
Accumulated deficit	(113,144)	(113,144)
Total stockholders’ (deficit) equity	(40,925)	174,475
_______________
(1)Reflects (a) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock that was effected on September 21, 2021, (b) the automatic conversion of 70,990,919 shares of our convertible preferred stock outstanding as of June 30, 2021 into an equivalent number of shares of Class B common stock immediately prior to the completion of this offering, (c) the reclassification of our convertible preferred stock warrant liability to additional paid-in capital and the automatic exchange of the convertible preferred stock warrants outstanding as of June 30, 2021 for 1,104,560 shares of our Class B common stock in connection with this offering, (d) the issuance of 747,908 shares of our Class B common stock immediately prior to the completion of this offering upon the exercise of common stock warrants outstanding as of June 30, 2021, with a weighted-average exercise price of $0.14 per share, and (e) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect upon the completion of this offering.
(2)Reflects (a) the pro forma items described immediately above and (b) our issuance and sale of            shares of our Class A common stock in this offering at an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders in this offering.
(3)Each $1.00 increase (decrease) in the assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the amount of our pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. Each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the amount of our pro forma as adjusted cash, working capital, total assets, and total stockholders’ (deficit) equity by $           million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders in this offering.
(4)Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measures—Adjusted EBITDA

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in thousands)		(in thousands)
Adjusted EBITDA(1)	$(1,317)	$(15,430)	$(6,284)	$(5,774)
________________
(1)Adjusted EBITDA is a measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure” for more information about adjusted EBITDA, including the limitations of such measure and a reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, before making a decision to invest in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks occur, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Business, Brand, Products, and Industry
The COVID-19 pandemic has had, and may in the future continue to have, a material adverse impact on our business.
The COVID-19 pandemic and the travel restrictions, quarantines, and other related public health measures and actions taken by governments and the private sector have adversely affected global economies, financial markets, and the overall environment for our business, and the extent to which it may continue to impact our results of operations and overall financial performance remains uncertain. The global macroeconomic effects of the pandemic may persist indefinitely, even after the pandemic has subsided.
The pandemic created significant disruptions for our physical stores, with the majority of our stores closed between late March 2020 through July 2020 (with the exception of a limited number of locations in the Asia Pacific region), as well as reduced operating hours and restricted guest occupancy levels. Across all of 2020, our stores were closed for approximately 20% of the total number of days we expected to operate. In addition, our decision to support our employees through the pandemic and store closures created significant strains on our operating margins during the period. The performance of our retail stores in 2020 significantly lagged behind 2019 performance. We began reopening those stores to the public through a phased approach commencing in June 2020 and successfully completed the reopening process over the course of several months, as local conditions and regulations permitted. The re-openings of our stores have improved our retail performance to date, but the possible sustained spread or resurgence of the pandemic, and any government response thereto, increases the uncertainty regarding future economic conditions that will impact our business in the future.
In March 2020, we also closed the majority of our corporate offices and other facilities, including our corporate headquarters in San Francisco, and implemented a work from home policy for many of our corporate employees. This policy may negatively impact productivity and cause other disruptions to our business. We began gradually reopening our closed corporate officers in a phased approach over the course of 2020 and into 2021, and are continuing to evaluate and update our “return to office” policies in light of our concern for the health and safety of our team members and the recommendations of government and health authorities.
COVID-19 and related governmental reactions have had and may continue to have a negative impact on our financial condition, business, and results of operations due to the occurrence of some or all of the following events or circumstances, among others:
•our and our third-party suppliers’, contract manufacturers’, logistics providers’, and other business partners’ inability to operate worksites at full capacity or at all, including manufacturing facilities and shipping and fulfillment centers as well as our retail stores, whether due to employee illness, reluctance to appear at work, or “stay-at-home” regulations;
•our inability to meet consumer demand and delays in the delivery of our products to our customers, resulting in reputational harm and damaged customer relationships;
•inventory shortages caused by a combination of increased demand that has been difficult to predict with accuracy, and longer lead-times and materials shortages in the manufacturing of our products, due to work restrictions related to COVID-19, shut-down or disruption of international suppliers, import/export conditions such as port congestion, and local government orders;
•interruptions in manufacturing (including the sourcing of key materials) and shipment and delivery of our products (including due to material delays with the U.S. Postal Service, FedEx, UPS, and other shipping and delivery providers);
•our inability to manage our business effectively due to employees (including key employees and retail staff) becoming ill;
•limitations preventing our executives and other key personnel from traveling for business purposes;
•disruptions of the operations of our third-party suppliers, which could impact our ability to purchase materials at favorable prices and in sufficient amounts;
•increases in administrative and compliance costs resulting from dynamic and rapidly changing governmental rules, regulations, and guidance regarding workplace health and safety;
•longer wait times and delayed responses to customer support inquiries and requests;
•increased rates of post-purchase order cancellation as a result of longer delivery lead times and delivery reschedules;
•decreased revenue and increased return rates due to a decrease in consumer discretionary spending;
•our commitment to our employees, or our “flock,” which led us to continue employing and paying wages and providing benefits to our retail store employees during the COVID-19 pandemic, even when our retail stores were closed;
•increases in shipping, logistics, freight, labor, and/or storage costs; and
•significant increases to employee health care and benefits costs.
The scope and duration of the pandemic, including resurgences in various regions in the United States and globally, the pace at which government restrictions are lifted, the pace, availability, and effectiveness of vaccinations in various regions in the United States and globally, or whether additional actions may be taken to contain the virus, the impact on our customers and suppliers, the speed and extent to which markets fully recover from the disruptions caused by the pandemic, and the impact of these factors on our business will depend on future developments that are highly uncertain and cannot be predicted with confidence. It is possible that changes in economic conditions and steps taken by the federal government and the Federal Reserve in response to the COVID-19 pandemic could lead to higher inflation than we had anticipated, which could in turn lead to an increase in our cost of revenue and other operating expenses. In addition, to the extent COVID-19 adversely affects our operations and global economic conditions more generally, it may also have the effect of heightening many of the other risks described herein.
While we believe that the long-term fundamentals of our business are largely unchanged and anticipate that our results of operations in future years will begin to reflect a more normal operating environment, the current economic and public health climate has created a high degree of uncertainty. As such, we continue to closely monitor this global health crisis and will continue to reassess our strategy and operational structure on a regular, ongoing basis as the situation evolves. See “Management’s Discussion and Analysis of Financial Position and Results of Operations” for more details on the potential impact of the COVID-19 pandemic and associated economic disruptions, and the actual operational and financial impacts that we have experienced to date.
Economic uncertainty in our key markets may affect consumer purchases of discretionary items, which may adversely affect demand for our products.
Our products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors such as consumer confidence in future economic conditions, fears of recession and trade wars, the availability and cost of consumer credit, the availability and timing of government stimulus programs, levels of unemployment, and tax rates. As global economic conditions continue to be volatile or economic uncertainty remains, particularly in light of the COVID-19 pandemic, trends in consumer discretionary spending also remain unpredictable and subject to reductions as a result of significant increases in employment, financial market instability, and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Consumer demand for our products may decline as a result of store closures, an economic downturn, or economic uncertainty in our key markets, particularly in North America, Europe, and Asia. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our business, results of operations, and financial condition.
One factor in our success is the strength of our brand; if we are unable to maintain and enhance the value and reputation of our brand and/or counter any negative publicity, we may be unable to sell our products, which would harm our business and could materially adversely affect our financial condition and results of operations.
The Allbirds brand is integral to our business strategy and our ability to attract and engage customers. As a result, our success depends on our ability to maintain and enhance the value and reputation of the Allbirds brand. Maintaining, promoting, and positioning our brand will depend largely on the success of our design and marketing efforts, including advertising and consumer campaigns, as well as our product innovation, product quality, and sustainability initiatives. Our commitment to product innovation, quality, and sustainability and our continuing investment in design (including materials) and marketing efforts may not have the desired impact on our brand image and reputation.
We rely on social media, as one of our marketing strategies, to have a positive impact on both our brand value and reputation. Our brand also depends on our ability to maintain a positive consumer perception of our corporate integrity, culture, mission, vision, and values, including our status as a Delaware public benefit corporation, or PBC, and our commitment to environmental conservation and sustainability. Any actions or any public statements or social media posts about Allbirds or our products by our customers, consumers who have not yet bought our products, our current or former employees, current or former Allgood Collective Ambassadors (which is what we call the community of influencers whom we engage to help promote our brand), celebrities or other public figures, whether authorized or not, that are contrary to our values may negatively affect consumer perception of our brand. Any incidents involving our company, our suppliers or manufacturers, our Allgood Collective Ambassadors or others, or the products we sell, could erode the trust and confidence of our customers, and damage the strength of our brand, especially if such incidents result in adverse publicity, governmental investigations, product recalls or litigation.
Our brand and reputation could be adversely affected by any number of factors or events, including if our public image is tarnished by negative publicity due to our actions or those of persons associated with us or formerly associated with us (including employees, Allgood Collective Ambassadors, celebrities, or others who speak publicly or post on social media about our brand or our products, whether authorized or not), if we fail to deliver innovative and high quality products, if we face or mishandle a product recall, or if we are subject to claims of “greenwashing” (e.g., if the carbon footprint of one or more of our products is alleged to be greater than what we claim, or if we fail or are alleged to have failed to achieve our sustainability goals). Our brand and reputation could also be negatively impacted by adverse publicity, whether or not valid, regarding allegations that we, or persons associated with us or formerly associated with us, have violated applicable laws or regulations, including but not limited to those related to product labeling and safety, marketing, employment, discrimination, harassment, whistle-blowing, privacy, corporate citizenship, improper business practices, or cybersecurity. Negative publicity regarding our suppliers or manufacturers could adversely affect our reputation and sales and could force us to identify and engage alternative suppliers or manufacturers. Additionally, while we devote considerable efforts and resources to protecting our intellectual property, if these efforts are not successful, the value of our brand may be harmed. Any harm to our brand and reputation could adversely affect our ability to attract and engage customers and could have a material adverse effect on our business, financial condition, and results of operations.
In addition, the importance of our brand may increase to the extent we experience increased competition, which could require additional expenditures on our brand promotion activities. Maintaining and enhancing our brand image also may require us to make additional investments in areas such as merchandising, marketing, and online operations. These investments may be substantial and may not ultimately be successful.
We have incurred significant net losses since inception and anticipate that we will continue to incur losses for the foreseeable future.
We incurred net losses of $14.5 million and $25.9 million in 2019 and 2020, respectively, and we had an accumulated deficit of $113.1 million as of June 30, 2021. We expect to continue to incur significant losses in the future. We will need to generate and sustain increased revenue levels in future periods to achieve profitability, and even if we achieve profitability, we may not be able to maintain or increase our level of profitability. We anticipate that our operating expenses will increase substantially for the foreseeable future as we continue to, among other things:
•expand our product and style mix;
•invest in new materials innovation and technology;
•focus on sustainable and environmentally friendly practices in our supply chain (which are often more expensive than traditional alternatives);
•invest in advertising and marketing initiatives to engage existing and new customers, enhance awareness of our brand, and grow market share;
•extend our retail store fleet;
•invest in the overall health and well-being of our employees;
•address increased competition;
•recruit and retain talent; and
•incur significant accounting, legal, and other expenses as a public company that we did not incur as a private company.
These expenditures will make it more difficult for us to achieve and maintain profitability. Our efforts to grow our business may be more costly than we expect or may not result in the returns we anticipate, and we may not be able to increase our revenue enough to offset our higher operating expenses. If we are forced to reduce our expenses, it could negatively impact our growth and growth strategy. As a result, we can provide no assurance as to whether or when we will achieve profitability. If we are not able to achieve and maintain profitability, the value of our company and our Class A common stock could decline significantly, and you could lose some or all of your investment.
We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenue and profitability.
The market for footwear and apparel is highly competitive. Our competitors include athletic and leisure footwear companies, as well as athletic and leisure apparel companies. We also compete directly against wholesalers and direct retailers of footwear and apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing of technical footwear, as well as against retailers specifically focused on footwear. Competition may result in pricing pressures, reduced profit margins, lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. Many of our competitors are large apparel companies with strong worldwide brand recognition, while others are new market participants with low barriers to entry. Because of the fragmented nature of the industry, we also compete with other apparel sellers, including those specializing in athletic footwear and other casual footwear. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition, and greater financial, research and development, store development, marketing, distribution, and other resources than we do.
We rely on technical and materials innovation to offer high-quality products.
Technical and materials innovation and quality control in the design and manufacturing process of our footwear and apparel is essential to the commercial success of our products. Research and development play a key role in technical innovation. We rely upon specialists in the fields of materials sciences, sustainability, and related fields. While we strive to produce products that are comfortable and environmentally sustainable, if we fail to introduce technical and materials innovation in our products, then consumer demand for our products could decline and we may be unable to meet our sustainability goals, which could harm our brand and reputation, and if we experience problems with the quality of our products, we may incur substantial expense to remedy the problems.
Our focus on using sustainable materials and environmentally friendly manufacturing processes and supply chain practices may increase our cost of revenue and hinder our growth.
We are dedicated to prioritizing sustainable materials, an environmentally friendly supply chain, and manufacturing processes that collectively limit our carbon footprint. As our business expands, it may be increasingly challenging to cost-effectively secure enough sustainably sourced materials to support our growth and achieve our sustainability goals while also achieving and maintaining profitability. In addition, our ability to expand into new product categories depends in part on our ability to identify new sustainable materials that are suitable for our products. Our inability to source materials that meet our sustainability requirements in sufficient volumes could result in slower growth, increased costs, and/or lower net profits. Additionally, as our business expands, we may not be able to identify suppliers and manufacturers with business practices that reflect our commitment to sustainability, which may harm our ability to expand our supply chain to meet the expected growth of our business. If any of these factors prevent us from meeting our sustainability goals or increase the carbon footprint of any our products, then it could have an adverse effect on our brand, reputation, results of operations, and financial condition.
If we fail to attract new customers, retain existing customers, or maintain or increase sales to customers, our business, financial condition, results of operations, and growth prospects will be harmed.
Our success depends in large part upon widespread adoption of our products by our customers. In order to attract new customers and continue to expand our customer base, we must appeal to and attract customers who identify with our sustainable footwear and apparel products. If the number of people who are willing to purchase our products does not continue to increase, if we fail to deliver a high quality shopping experience, or if our current or potential future customers are not convinced that our products are superior to alternatives, then our ability to retain existing customers, acquire new customers, and grow our business may be harmed. We have made significant investments in enhancing our brand and attracting new customers, and we expect to continue to make significant investments to promote our products. Such campaigns can be expensive and may not result in new customers or increased sales of our products. Further, as our brand becomes more widely known, we may not attract new customers or increase our net revenue at the same rates as we have in the past. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our net revenue may decrease, and our business, financial condition, and results of operations may be materially adversely affected.
In addition, our future success depends in part on our ability to increase sales to our existing customers over time, as a significant portion of our net revenue is generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the products we offer. If existing customers no longer find our products appealing, are not satisfied with our customer service, or if we are unable to timely update our products to meet current trends and customer demands, our existing customers may not make purchases, or if they do, they may make fewer or smaller purchases in the future.
If we are unable to continue to attract new customers or our existing customers decrease their spending on the products we offer or fail to make repeat purchases of our products, our business, financial condition, results of operations, and growth prospects will be harmed.

Climate change and increased focus by governments, organizations, customers, and investors on sustainability issues, including those related to climate change and socially responsible activities, may adversely affect our reputation, business, and financial results.
Climate change is occurring around the world and may impact our business in numerous ways. Such change could lead to an increase in prices of raw materials, commodities, and/or packaging, as well as reduced availability of key manufacturing components. Increased frequency of extreme weather, such as storms, hurricanes, and floods, could cause increased disruption to the production and distribution of our products and have an adverse impact on consumer demand and spending.
Investor advocacy groups, certain institutional investors, investment funds, other market participants, stockholders, and stakeholders have focused increasingly on the environmental, social, and governance, or ESG, and related sustainability practices of companies. These parties have placed increased importance on the implications of the social cost of their investments. In addition to our status as a PBC and certified B Corporation, or B Corp, we are focused on being an ESG leader in our industry. If our ESG practices do not meet investor or other stakeholder expectations and standards (which are continually evolving and may emphasize different priorities than the ones we choose to focus on), or if our ESG practices do not live up to our own values or ESG- and sustainability-related goals, then our brand, reputation, and employee retention may be negatively impacted. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices and regulations and to achieve our sustainability goals. Also, our failure, or perceived failure, to manage reputational threats and meet expectations with respect to socially responsible activities and sustainability commitments could negatively impact our brand credibility, employee retention, and the willingness of our customers and suppliers to do business with us.
If we are unable to anticipate product trends and consumer preferences and successfully develop and introduce new products, we may not be able to maintain or increase our revenue and profits.
Our success depends on our ability to identify, originate, and define product trends within the footwear and apparel industry, as well as to anticipate, gauge, and react to changing consumer preferences in a timely manner. However, lead times for many of our products may make it more difficult for us to respond rapidly to new or changing product trends or consumer preferences. For example, our lead times may be longer due to our preference for ocean shipping and other more sustainable supply chain practices to reduce carbon emissions, which may take longer and be more expensive than less sustainable alternatives. If we are unable to introduce new products in a timely manner, or our new products are not accepted by our customers, our competitors may introduce similar products in a more timely fashion, which could hurt our goal to be viewed as a leader in comfortable and sustainable footwear and apparel. All of our products are subject to changing consumer preferences regarding footwear and apparel, generally, and sustainable footwear and apparel, specifically, that cannot be predicted with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of styles and our future success depends in part on our ability to anticipate and respond to these changes. For example, during the COVID-19 pandemic, there has been a shift of consumer preferences to more casual and informal apparel and footwear as greater numbers of consumers have shifted to working remotely from home. In addition, our experience in anticipating consumer preferences in one category, such as footwear, may not help us predict or anticipate consumer preferences in other new categories, such as apparel. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences, we could experience lower sales, excess inventories, or lower profit margins, any of which could have an adverse effect on our results of operations and financial condition.
We utilize a range of marketing, advertising, and other initiatives to increase existing customers’ spend and to acquire new customers; if the costs of advertising or marketing increase, or if our initiatives fail to achieve their desired impact, we may be unable to grow the business profitably.
We create differentiated brand marketing content and utilize performance marketing to drive customers from awareness to consideration to conversion, and promoting awareness of our brand and products is important to our ability to grow our business, drive customer engagement, and attract new customers. Our marketing strategy includes brand marketing campaigns across platforms, including email, digital, display, site, direct-mail, streaming audio, television, social media, and our Allgood Collective, as well as performance marketing efforts, including retargeting, paid search and product listing advertisements, paid social media advertisements, search engine optimization, personalized emails, and mobile push notifications through our app. In addition, our marketing strategy is global in scale, reaching consumers in the 35 countries where we sell our products.
We seek to engage with our customers and build awareness of our brands through sponsoring unique events and experiences. If our marketing efforts and messaging are not appropriately tailored to and accepted by our target customers, we may fail to attract customers, and our brand and reputation may be harmed. In addition, our marketing initiatives may become increasingly expensive as competition increases, and generating a meaningful return on those initiatives may be difficult. Our future growth and profitability and the success of our brand will depend in part upon the effectiveness and efficiency of these marketing efforts.
We receive a significant amount of visits to our digital platform via social media or other channels used by our existing and prospective customers. As eCommerce and social media continue to rapidly evolve, we must continue to establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable economic and other terms. In addition, we currently receive a significant number of visits to our website and mobile app via search engine results. Search engines frequently change the algorithms that determine the ranking and display of results of a user’s search, which could reduce the number of visits to our website, in turn reducing new customer acquisition and adversely affecting our results of operations. If we are unable to cost-effectively drive traffic to our digital platform, our ability to acquire new customers and our financial condition would suffer. Email marketing efforts are also important to our marketing efforts. If we are unable to successfully deliver emails to our customers or if customers do not engage with our emails, whether out of choice, because those emails are marked as low priority or spam, or for other reasons, our business could be adversely affected. Our marketing initiatives may become increasingly expensive, and generating a meaningful return on those initiatives may be difficult or unpredictable. Even if we successfully increase net revenue as a result of our marketing efforts, it may not offset the additional marketing expenses we incur.
If our marketing efforts are not successful in promoting awareness of our products, driving customer engagement, or attracting new customers, or if we are not able to cost-effectively manage our marketing expenses, our results of operations could be adversely affected.
Failure to accurately forecast consumer demand could lead to excess inventories or inventory shortages, which could result in decreased operating margins, reduced cash flows, and harm to our business.
To meet anticipated demand for our products, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products or for products of our competitors, changing consumer preferences, changing product trends, our failure to accurately forecast consumer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions, store closures (including, for example, due to the COVID-19 pandemic), and weakening of economic conditions or consumer confidence in future economic conditions. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of products available for sale in our stores or for delivery to customers.
Inventory levels in excess of customer demand may result in inventory write-offs, donations by us of our unsold products, inventory write-downs, and/or the sale of excess inventory at discounted prices, any of which could cause our gross margin to suffer, impair the strength and exclusivity of our brand, and have an adverse effect on our results of operations, financial condition, and cash flows. For example, we have in the past donated excess unsold products to third parties and sold certain of our products at discounted prices at our outlet store in Northern California.
Conversely, if we underestimate customer demand for our products and fail to place sufficient orders with our manufacturers in advance, then our manufacturers may not be able to deliver products to meet our requirements and we may experience inventory shortages. Inventory shortages in our stores or third-party distribution centers could result in delayed shipments to customers, lost sales, a negative customer experience, lower brand loyalty, and damage to our reputation and customer relationships, any of which could have an adverse effect on our results of operations, financial condition, and cash flows.
As a company that operates retail stores, we are subject to various risks, including commercial real estate and labor and employment risks.
As of June 30, 2021, we operated approximately 27 retail store locations across eight countries. We lease our stores under operating leases. We expect to significantly increase the total number of stores we operate over the next few years, domestically and internationally.
Our ability to effectively obtain real estate to open new retail stores, both domestically and internationally, depends on the availability of real estate that meets our criteria for traffic, square footage, co-tenancies, lease economics, demographics, and other factors. We also must be able to effectively renew our existing real estate leases. In addition, from time to time, we seek to downsize, consolidate, reposition, or close some of our real estate locations, which may require modification of an existing lease. We generally cannot cancel these leases at our option. For example, due to the COVID-19 pandemic, across all of 2020, our stores were closed for approximately 20% of the total number of days we expected to operate. During this period, our stores were not generating any revenue, but we were generally required to continue paying rent. Similarly, if an existing or new store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Similarly, we may be committed to perform our obligations under the applicable leases even if current locations of our stores become unattractive as demographic patterns change. Failure to secure adequate new locations or successfully modify leases for existing locations, or failure to effectively manage the profitability of our existing fleet of retail stores, could have an adverse effect on our results of operations and financial condition.
Additionally, the economic environment may make it difficult to determine the fair market rent of real estate properties domestically and internationally. This could impact the quality of our decisions to exercise lease options at previously negotiated rents and to renew expiring leases at negotiated rents. Any adverse effect on the quality of these decisions could impact our ability to retain real estate locations adequate to meet our targets or efficiently manage the profitability of our existing fleet of stores, which could have an adverse effect on our results of operations and financial condition.
As of June 30, 2021, we had approximately 275 employees in our retail store operations. As a result, we are subject to costs and risks related to compliance with labor and employment laws and regulations, which could cause our business, financial condition, results of operations, or cash flows to suffer.
We have significant exposure to changes in domestic and foreign laws governing our relationships with our workforce, including wage and hour laws and regulations, fair labor standards, minimum wage requirements, overtime pay, unemployment tax rates, workers’ compensation rates, pension contributions, citizenship requirements, and payroll taxes, which could have a direct impact on our operating costs. These laws change frequently, exist at multiple levels with respect to a single physical location (e.g., federal, state, and local) and may be difficult to interpret and apply.
A significant increase in minimum wage or overtime rates in countries where we have employees could have a significant impact on our operating costs and may require that we take steps to mitigate such increases, all of which may cause us to incur additional costs. There is also a risk of potential claims related to discrimination and harassment, health and safety, wage and hour laws, criminal activity, personal injury, and other claims. In addition, if a large portion of our workforce were to become members of labor organizations or parties to collective bargaining agreements, we could be vulnerable to a strike, work stoppage, or other labor action, which could have an adverse effect on our business. Our business operations and financial performance could be adversely affected by changes in our relationship with our workforce or changes to U.S. or foreign labor and employment laws and regulations.

We may be unable to successfully open new store locations in existing or new geographies in a timely manner, if at all, which could harm our results of operations.
Our growth will largely depend on our ability to successfully open and operate new stores, which depends on many factors, including, among others, our ability to:
•identify suitable store locations, the availability of which is outside of our control and may require expensive and long-term lease obligations;
•gain brand recognition and acceptance, particularly in geographies or regions that are new to us;
•negotiate acceptable lease terms;
•hire, train, and retain store personnel and field management who possess the required customer service and other skills and who share our commitment to sustainability;
•invest sufficient capital in store build-out and opening;
•immerse new store personnel and field management into our corporate culture and shared values;
•source sufficient inventory levels; and
•successfully integrate new stores into our existing operations and information technology systems.
We may be unsuccessful in identifying new markets where our sustainable footwear and apparel products and brand image will be accepted. In addition, we may not be able to open or profitably operate new stores in existing, adjacent, or new locations due to market saturation and/or other macro conditions (e.g., the impact of COVID-19).
Our business depends on our ability to maintain a strong community of engaged customers and Allgood Collective Ambassadors, including through the use of social media. We may be unable to maintain and enhance our brand if we experience negative publicity related to our marketing efforts or use of social media, we fail to maintain and grow our network of Allgood Collective Ambassadors, or otherwise fail to meet our customers’ expectations.
As of June 30, 2021, we partnered with over 80 Ambassadors who were members of our Allgood Collective, which is intended to help raise awareness of our brand and engage with our community. Our ability to maintain relationships with our existing Allgood Collective Ambassadors and to identify new Ambassadors is critical to expanding and maintaining our customer base. As our market becomes increasingly competitive or as we expand internationally, recruiting, and maintaining new Ambassadors to join our Allgood Collective may become increasingly difficult. If we are not able to develop and maintain strong relationships with our Ambassador network, our ability to promote and maintain awareness of our brand may be adversely affected. Further, if we incur excessive expenses in this effort, our business, financial condition, and results of operations may be adversely affected.
We and our Allgood Collective Ambassadors use third-party social media platforms to raise awareness of our brand and engage with our community. As existing social media platforms evolve and new platforms develop, we and our Allgood Collective Ambassadors must continue to maintain a presence on these platforms and establish a presence on emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new customers and our financial condition may suffer. Furthermore, as laws and regulations governing the use of these platforms evolve, any failure by us, our Allgood Collective Ambassadors, or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines, or other penalties and adversely affect our business, financial condition, and results of operations. In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such content and increase the risk that such content could contain problematic product or marketing claims in violation of applicable regulations.

Allgood Collective Ambassadors may engage in behavior or use their online presence or personal image in a manner that reflects poorly on our brand or is in violation of applicable regulations or platform terms of service, and that may be attributed to us. Negative commentary regarding us, our products, or Allgood Collective Ambassadors and other third parties who are affiliated with us, whether accurate or not, may be posted on social media platforms at any time and may adversely affect our reputation, brand, and business. The harm may be immediate, without affording us an opportunity for redress or correction, and could have an adverse effect on our business, financial condition, and results of operations.
In addition, customer complaints or negative publicity related to our website, mobile app, products, product delivery times, customer data handling, marketing efforts, security practices, or customer support, especially on blogs and social media websites, could diminish customer loyalty and community engagement and harm our brand and business.
If we continue to grow at a rapid pace, we may be unable to effectively manage our growth and the increased complexity of our business and, as a result, our brand, business, and financial performance may suffer.
We have expanded our operations rapidly since our inception in 2015, and our net revenue has increased from $126.0 million in 2018 to $193.7 million in 2019 and to $219.3 million in 2020. If our operations continue to grow at a rapid pace, we may experience difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products, as well as delays in production and shipments, as our products are subject to risks associated with overseas sourcing and manufacturing. We could be required to continue to expand our sales and marketing, product development, and distribution functions, invest in opening and operating a greater number of retail stores in our existing jurisdictions and/or in new jurisdictions, upgrade our management information systems and other processes and technology, and obtain more space for our expanding workforce. This expansion could increase the strain on our resources, expose us to legal and compliance risk across new jurisdictions, and cause us to experience operating difficulties, including difficulties in hiring, training, and managing an increasing number of employees, especially to the extent the growth in our “flock” exposes us to a greater number of jurisdictions’ employment, health, and safety and other regulatory and compliance requirements. Any of these or other difficulties in effectively managing our growth and the increased complexity of our business could result in the erosion of our brand image which could have a material adverse effect on our financial condition.
Our financial results may be adversely affected if substantial investments in businesses and operations, including in our retail stores, fail to produce expected returns.
From time to time, we may invest in technology, business infrastructure, new businesses, product offering, and manufacturing innovation and expansion of existing businesses, such as our recent expansion of sales outside of the United States, which require substantial cash investments and management attention. We expect to invest substantially in expanding the number and geographic reach of our retail stores in the short- and mid-term. We believe cost-effective investments are essential to business growth and profitability; however, significant investments are subject to typical risks and uncertainties inherent in developing a new business or expanding an existing business. The failure of any significant investment to provide expected returns or profitability could have a material adverse effect on our financial results and divert management attention from more profitable business operations.
We are subject to risks related to our ESG activities and disclosures, and our reputation and brand could be harmed if we fail to meet our public sustainability targets and goals.
In 2020, we began making our carbon footprint calculations available for our products. In 2021, we announced a highly ambitious sustainability strategy in service of our aim to help to reverse climate change through better business. Our sustainability strategy has three strategic priorities: (1) Regenerative Agriculture, (2) Renewable Materials, and (3) Responsible Energy. These priorities are underpinned by 10 targets, which we intend to achieve by the end of 2025, or the 2025 Targets. In addition, we have announced a goal to reduce our per-unit carbon emissions to less than 1 kg of carbon dioxide equivalent emissions by 2030, or the 2030 Goal. We anticipate continuing to make ESG disclosures and expanding the number of disclosures we make over time.

While our sustainability strategy and practices and the level of transparency with which we are approaching them are foundational to our business, they expose us to several risks, including:
•that we may fail or be unable to fully achieve one or more of the 2025 Targets or the 2030 Goal due to a range of factors within or beyond our control (including a failure for governments and other third parties to make the investments that are required to make infrastructure improvements, such as greater availability of cleaner energy grids), or that we may adjust or modify our stated goals in light of new information, adjusted projections, or a change in business strategy, any of which could negatively impact our brand, reputation, and business;
•that achieving the 2025 Targets and/or 2030 Goal may require us to expend significant resources, which could divert the attention of our senior management and key personnel, delay the time by which we can achieve profitability, harm us competitively, or otherwise limit our ability to make investments in our growth;
•that our disclosures related to ESG may result in heightened scrutiny from stakeholders or other third parties of our ESG performance, activities, and decisions;
•that a failure to or perception of a failure to disclose metrics and set goals that are rigorous enough or in an acceptable format, a failure to appropriately manage selection of goals, a failure to or perception of a failure to make appropriate disclosures, stakeholder perception of a failure to prioritize the “correct” ESG goals, or an unfavorable ESG-related rating by a third party could negatively impact our brand, reputation, and business;
•that certain metrics we utilize receive limited assurance from and/or verification by third parties, may involve a less rigorous review process than assurance sought in connection with more traditional audits, and such a review process may not identify errors and may not protect us from potential liability under the securities laws;
•that the third-party data used in our carbon footprint calculations are determined to be wrong or become unavailable to us for whatever reason, which would require us to find a new source of quality third-party data or develop our own, either of which could require significant resources, a temporary suspension of sharing a carbon footprint for each product, or an adjustment to carbon footprint numbers because of variations in the underlying data, and if our stakeholders react unfavorably to any such situation or we fail to adequately manage any transition, it could negatively impact our brand, reputation, and business;
•that the ESG or sustainability standards, norms, or metrics, which are constantly evolving, change in a manner that impacts us negatively or requires us to change the content or manner of our disclosures, and our stakeholders or third parties view such change(s) negatively, we are unable to adequately explain such changes, or we are required to expend significant resources to update our disclosures, any of which could negatively impact our brand, reputation, and business; and
•that our brand, reputation, and business could be negatively impacted if any of our disclosures, including our carbon footprint numbers, reporting to third-party ESG standards, or reporting against our 2025 Targets, 2023 Goal, or other goals, are inaccurate, perceived to be inaccurate, or alleged to be inaccurate.
We have a limited operating history, which makes it difficult to predict our future results of operations, particularly in newer geographies.
We were founded in May 2015 and first sold our products in 2016. As a result of our limited operating history, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth has been inconsistent, was derived from a more concentrated number of geographies, and should not be considered indicative of our future performance. Further, in future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including a decline in demand for our products as a result of the COVID-19 pandemic or for other reasons, an increase in competition, a decrease in the growth of our overall market, our entry into new geographies where our prior operating history is less relevant or predictive, or our failure, for any reason, to continue to capitalize on growth opportunities. In addition, we regularly release new products and it is difficult to predict the commercial success of newly released products. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties (which we use to plan our business) are incorrect or change due to changes in our market or the geographies where we operate and where we sell our products, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.
Our future success is substantially dependent on the continued service of our co-founders and co-Chief Executive Officers, as well as other senior management, and our ability to attract and retain talent.
We depend on the continued services and performance of our senior management and other key personnel, including Timothy Brown and Joseph Zwillinger, our co-founders and Co-Chief Executive Officers. Mr. Brown’s and Mr. Zwillinger’s employment with us is at-will, which means that they may resign or could be terminated for any reason at any time. Should either of them stop working for us for any reason, it is unlikely that the other co-founder would be able to fulfill the responsibilities of the departing co-founder, nor is it likely that we would be able to immediately find a suitable replacement. Our other senior management and key employees are also employed on an at-will basis, with the exception of one member of our senior management team who resides in the United Kingdom and is entitled to standard statutory rights under local law. We currently do not have “key person” insurance on any of our employees. The loss of key personnel, including members of management, supply chain, innovation and sustainability, product development, marketing, and sales personnel, could disrupt our operations and seriously harm our business.
To successfully grow and operate our business and execute our strategic plans, we must attract and retain highly qualified personnel. Competition for executives and highly skilled personnel is often intense, especially in Northern California, where our headquarters is located. As we become a more mature company, we may find our recruiting efforts more challenging. Many of the companies with which we compete for experienced personnel have greater resources than we have. The incentives to attract, retain, and motivate employees provided by our equity awards or by future arrangements, such as through cash bonuses, may not be as effective as our past incentive or as the current incentives offered by our competitors. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We may experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Our recruiting efforts may also be limited or delayed by laws and regulations, such as restrictive immigration laws, and restrictions on travel or availability of visas (particularly during the ongoing COVID-19 pandemic). For example, as we expand into new geographies, we must navigate the recruiting and employment-related aspects of local rules and requirements in each such jurisdiction as part of our hiring plans. Similarly, our rate of employee attrition could be impacted by the pace and recovery of businesses and the job market once the COVID-19 pandemic subsides, the general health of the economy, the rate of unemployment, the perceived or actual mobility of our highly skilled employees who may be recruited away by our competitors, or our existing employees’ preferences with respect to remote or “hybrid” working arrangements based on their experiences during the COVID-19 pandemic, which preferences may diverge from the nature and conditions of the roles we believe are most appropriate for our business once the COVID-19 pandemic subsides. If our employee attrition is higher than expected, we may find it difficult to fill our hiring needs without substantial expense.
Failure to manage our employee base and hiring needs effectively, including successfully recruiting and integrating our new hires, or to retain and motivate our current personnel may adversely affect our business, financial condition, and results of operations.
If we cannot maintain our culture and values as we grow, our business could be harmed.
We believe that a critical component of our success has been our corporate culture and values. We have invested substantial time and resources in building our culture, which is rooted in innovation, teamwork, and achieving profit with purpose. Relatedly, we believe that our status as a PBC, our commitment to environmental conservation and sustainability, and our certified B Corp status, all of which are foundational aspects of our culture and values, distinguish us from our competitors and promote a relationship among our customers, partners, and employees founded on trust.
However, as we continue to grow, including geographically expanding our presence outside of our headquarters in San Francisco, California, and developing the infrastructure associated with being a public company, we face a number of challenges that may affect our ability to sustain our corporate culture and shared values, including:
•a need to identify, attract, reward, and retain people in key leadership positions in our organization who share and further our culture, values, mission, and public benefit objective;
•the increasing size and geographic diversity of our workforce, which may limit our ability to promote a uniform and consistent culture and set of shared values across all of our offices and employees globally;
•the wider array of alternative working arrangements we now permit or may in the future permit, including part-time or flexible roles, fully remote roles, or “hybrid” roles (where a mix of in-person and remote work is permitted);
•the costs of our employee health and well-being initiatives and other ESG investments, which are required to maintain our corporate culture and live up to our values, but which may be more expensive than those of our competitors;
•the loss of our certified B Corp status;
•competitive pressures that may divert us from our mission, vision, and values, and may cause us to take actions that are contrary to, or that our workforce views as contrary to, our culture or values;
•our rapidly evolving industry; and
•the increasing need to develop expertise in new areas of business that affect us.
Any failure to preserve our corporate culture (or localize it authentically) or any failure to live up to our values as a company, particularly those related to environmental conservation and sustainability, could negatively affect our brand and reputation, harm our business, and limit our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.
Merchandise returns could harm our business.
We allow customers to return products under a return policy that we believe is more generous than the industry standard. For example, for footwear, we generally accept merchandise returns for full refund or exchange if returned within 30 days of the original purchase date. Our revenue is reported net of returns, discounts, and any taxes collected from customers and remitted to government authorities. We estimate an allowance for expected product returns based on historical return trends. Revenue is presented net of the sales return allowance, and the expected inventory right of recovery is presented as a reduction of cost of revenue. The introduction of new products, changes in customer confidence or shopping habits or other competitive and general economic conditions could cause actual returns to exceed our estimates. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur. In addition, from time to time, our products may be damaged in transit, which can also increase return rates. Returned goods may also be damaged in transit as part of the return process which can impede our ability to resell the returned goods. From time to time, customers have abused our return policy by, for example, returning shoes that have been worn repeatedly for all or most of the 30-day return window and cannot be resold. Competitive pressures could cause us to alter our return policies or our shipping policies, which could result in an increase in damaged products and an increase in product returns. If the rate of product returns increases significantly or if product return economics become less efficient, our business, financial condition, and results of operations could be harmed.

Counterfeit or “knock-off” products, as well as products that are “inspired-by-Allbirds,” may siphon off demand we have created for sustainable footwear and apparel, and may result in customer confusion, harm to our brand, a loss of our market share, and/or a decrease in our results of operations.
We face competition from counterfeit or “knock-off” products manufactured and sold by third parties in violation of our intellectual property rights, as well as from products that are inspired by our footwear in terms of sustainability, design, and style, including private label offerings by eCommerce retailers. In the past, third parties have established websites to target users on Facebook or other social media platforms with “look alike” websites intended to trick users into believing that they were purchasing Allbirds shoes at a steep discount. Some individuals who actually made purchases from such “look alike” websites believed they had purchased from our actual website and subsequently submitted complaints to us.
These activities of third parties may result in customer confusion, require us to incur additional administrative costs to manage customer complaints related to counterfeit goods, divert customers from us, cause us to miss out on sales opportunities, and result in a loss of our market share. We could also be required to increase our marketing and advertising spend. If consumers are confused by these other products and believe them to be actual Allbirds, we could be forced to deal with dissatisfied customers who mistakenly blame us for poor service or poor-quality goods.
In addressing these or similar issues in the future, we may also be required to incur substantial expense to protect our brand and enforce our intellectual property rights, including through legal action in the United States or in foreign countries, which could negatively impact our results of operations and financial condition.
These and similar “counterfeit” or “inspired-by-Allbirds” issues could reoccur and could again result in customer confusion, harm to our brand, a loss of our market share, and/or a decrease in our results of operations.
We may seek to grow our business through acquisitions of, or investments in, new or complementary businesses, facilities, technologies, or products, or through strategic alliances; the failure to adequately manage these acquisitions, investments, or alliances, to integrate them with our existing business, or to realize anticipated returns, could adversely affect us.
From time to time, we may consider opportunities to acquire or make investments in new or complementary businesses, facilities, technologies, offerings, or products, or enter into strategic alliances, that may enhance our capabilities, expand our outsourcing and supplier network, complement our current products, or expand the breadth of our markets. Acquisitions, investments and other strategic alliances involve numerous risks, including:
•problems integrating the acquired business, facilities, technologies, or products, including issues maintaining uniform standards, procedures, controls, policies, and culture;
•unanticipated costs associated with acquisitions, investments, or strategic alliances;
•diversion of management’s attention from our existing business;
•adverse effects on existing business relationships with suppliers, outsourced manufacturing partners, and other third parties;
•risks associated with entering new markets in which we may have limited or no experience;
•potential loss of key employees of acquired businesses; and
•increased legal and accounting compliance costs.
We may be unable to identify acquisitions or strategic relationships we deem suitable. Even if we do, we may be unable to successfully complete any such transactions on favorable terms or at all, or to successfully integrate any acquired business, facilities, technologies, or products into our business or retain any key personnel, suppliers, or customers. Furthermore, even if we complete such transactions and effectively integrate the newly acquired business or strategic alliance into our existing operations, we may fail to realize the anticipated returns and/or fail to capture the expected benefits, such as strategic or operational synergies or cost savings. The efforts required to complete and integrate these transactions could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to identify suitable acquisitions or strategic relationships, or if we are unable to integrate any acquired businesses, facilities, technologies, and products effectively, or if we fail to realize anticipated returns or capture expected benefits, our business, financial condition, and results of operations could be adversely affected.
Certain of our key operating metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics or the underlying data may cause a loss of investor confidence in such metrics, and the market price of our Class A common stock may decline.
We track certain key operating metrics using internal and/or external data analytics tools, which have certain limitations, including, but not limited to, imperfect data collection (e.g., lack of emails and/or other identifiers for certain customers who purchase via our retail channels and do not supply such information). In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators, and we may be limited in our ability to verify such data. In addition, our methodologies for tracking metrics may change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal data analytics tools we use or issues with the data received from third parties, if our internal data analytics tools contain algorithmic or other technical errors, or if changes in access to third party data or external reporting standards require modifications to how we calculate certain operating metrics, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes, or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our performance metrics are not, or are not perceived to be, accurate representations of our business, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy, investors could lose confidence in the accuracy and completeness of such metrics, which could cause the price of our Class A common stock to decline.
Our business is affected by seasonality.
Our business is affected by the general seasonal trends common to the retail footwear and apparel industry. As a result, historically, we have generated a higher proportion of net revenue, and incurred higher selling and marketing expenses, during the holiday season in the fourth quarter of the year compared to other quarters, and we expect these trends to continue. This seasonality may adversely affect our business and cause our results of operations to fluctuate.
Risks Related to Our Supply Chain
Our reliance on suppliers and manufacturers to provide materials for and to produce our products could cause problems in our supply chain.
We do not manufacture our products or the raw materials for them and rely instead on suppliers. Many of the materials used in our products are developed and manufactured by third parties and may be available, in the short-term, from only one or a very limited number of sources, some of whom have been or may be impacted by the COVID-19 pandemic. Our contracts with some suppliers and manufacturers may not adequately meet our production requirements, and we compete with other companies for raw materials and production.
We have experienced, and may in the future experience, a significant disruption in the supply of raw materials from current sources and we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price in time, or at all. These issues and risks have been exacerbated by the COVID-19 pandemic, which has resulted in travel limitations and stay-at-home orders in most or all parts of the world for much of 2020 and the early part of 2021. In addition, if we experience significant increased demand, or if we need to replace an existing supplier or manufacturer, we may be unable to locate additional supplies of raw materials or additional manufacturing capacity on terms that are acceptable to us, or at all, or we may be unable to locate any supplier or manufacturer with sufficient capacity to meet our requirements or to fill our orders in a timely manner. These issues and risks are increased as a result of our commitments to sustainability, including our use of specific materials and manufacturing processes and the sustainability and ESG-related requirements we impose on our suppliers, which generally limit the number of suppliers who could potentially satisfy our requirements. Identifying a suitable supplier is an involved process that requires us to become satisfied with its quality control, responsiveness and service, financial stability, environmental impact, and labor and other ethical practices. Even if we are able to expand existing or find new manufacturing or materials sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products, and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain or if an alternative shipping and transportation route is required, any of which could increase our overall environmental impact and which could also negatively impact our reputation and the carbon footprint scoring of our products. Any delays, interruption, or increased costs in the supply of materials or manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower net revenue and income from operations both in the short and long term.
Our business is subject to the risk of manufacturer concentration.
We depend significantly on a limited number of third-party contract manufacturers for the sourcing of the vast majority of our products. As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key manufacturers were to experience significant disruption affecting the price, quality, availability, or timely delivery of products. The partial or complete loss of these key manufacturers, or a significant adverse change in our relationship with any of these manufacturers, could result in lost sales, added costs, and distribution delays that could harm our business and customer relationships. In addition, as a result of our commitments to sustainability, including our use of specific materials and manufacturing processes and the sustainability and ESG-related requirements we impose on our contract manufacturers, there are generally fewer manufacturers who could potentially satisfy our requirements without substantial lead time or without requiring us to incur much higher costs, so we may be unable to replace a key manufacturer without substantial time and expense.
Failure of our contractors or our licensees’ contractors to comply with our supplier code of conduct, contractual obligations, local laws, and other standards could harm our business.
We work with contractors, most of which are located outside of the United States, to manufacture our products. We require the contractors that directly manufacture our products as well as those that manufacture the materials used to manufacture our products to comply with our supplier code of conduct and other social, environmental, health, and safety standards for the benefit of workers. We also require these contractors to comply with applicable standards for product safety. Notwithstanding their contractual obligations to comply with our policies and applicable standards, from time to time, contractors may not comply with such standards or applicable local law or our licensees may fail to enforce such standards or applicable local law on their contractors. Significant or continuing noncompliance with such standards and laws by one or more contractors could harm our reputation or result in a product recall and, as a result, could have an adverse effect on our sales and financial condition. Similarly, agreements that we enter into with these contractors generally do not require blanket exclusivity with us; as a result, some contractors may be permitted to work with parties who could be deemed competitive, which could harm our business.
In addition, failure of one or more contractors to comply with applicable laws and regulations and contractual obligations could lead to litigation against us or require us to initiate litigation to enforce our contracts, resulting in increased legal expenses and costs. Furthermore, the failure of any such contractors to provide safe and humane factory conditions and oversight at their facilities could damage our reputation with customers or result in legal claims against us. Furthermore, any such noncompliance by our contractors, product recalls, or negative publicity regarding production methods, alleged practices, or workplace or related conditions of any of our suppliers, manufacturers, or licensees could adversely affect our brand image, result in lost sales, require us to divert resources to address and remediate these issues, expose us to legal claims, and force us to locate alternative suppliers, manufacturers or licensees, any of which could have an adverse effect on our business, financial condition, and results of operations. Any of these issues with our contractors could have a greater negative impact on us, due to the importance of ESG and sustainability practices to our brand and business.

Failure of our suppliers or manufacturers to consistently provide high-quality materials and products could adversely affect our brand and reputation and cause our business and results of operations to suffer.
Our success depends on our ability to provide our customers with the sustainable footwear and apparel they seek, which in turn depends on the quantity and quality of the finished products provided by our manufacturing partners, which depends on the quantity and quality of the raw materials they receive from our supply partners. We may be unable to provide customers with the high-quality sustainable footwear and apparel they seek if our supply chain partners do not consistently produce high-quality products for us to sell.
We believe that many of our new customers find us by word of mouth and other non-paid referrals from existing customers. If existing customers are dissatisfied with their product experience due to defects in the materials or manufacturing of our products or other quality related concerns, then they may stop buying our products and may stop referring others to us, and we could experience an increase in the rate of product returns. If we are unable to retain existing customers and attract new customers due to quality issues that we fail to identify and remedy, our growth prospects would be harmed and our business could be adversely affected. If product quality issues are widespread or result in product recalls, our brand and reputation could be harmed, we could incur substantial costs, and our results of operations and financial condition could be adversely affected.
The fluctuating cost of raw materials could increase our cost of revenue and cause our results of operations and financial condition to suffer.
The raw materials and commodities used by our suppliers and manufacturers include tree fiber, merino wool, sugarcane, castor bean oil, natural rubber, recycled plastic bottles, and paper products. Our suppliers and manufacturers’ costs for raw materials and commodities are affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. In addition, if key suppliers, the footwear and apparel industry, or a group of countries adopt and enforce carbon pricing, then the price of raw materials and commodities could increase. Increases in the cost of raw materials could have a material adverse effect on our cost of revenue, results of operations, financial condition, and cash flows.
The operations of our suppliers, most of which are located outside of the United States, are subject to additional risks that are beyond our control and that could harm our business, financial condition, and results of operations.
Currently, most of our suppliers are located outside of the United States. As a result of our global suppliers, we are subject to risks associated with doing business abroad, including:
•political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured, including China;
•the imposition of new laws and regulations, including those relating to labor conditions, quality, and safety standards, imports, duties, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds, particularly new or increased tariffs imposed by the United States on imports from countries where our products are manufactured, including, for example, South Korea, Vietnam, China, and Peru;
•greater challenges and increased costs with enforcing and periodically auditing or reviewing our suppliers and manufacturers’ compliance with our supplier code of conduct, including their labor and sustainability practices, given that their facilities are located outside of the United States and, in many cases, far away from our offices and management;
•reduced protection for intellectual property rights, including trademark protection, in some countries, particularly China;

•disruptions in operations due to global, regional, or local public health crises or other emergencies or natural disasters, including, for example, disruptions due to the ongoing COVID-19 pandemic given the emergence of new variants and disparities in availability of vaccines in different parts of the world;
•disruptions or delays in shipments; and
•changes in local economic conditions in countries where our manufacturers, suppliers, or customers are located.
These and other factors beyond our control, particularly in light of the COVID-19 pandemic, could interrupt our suppliers’ production, influence the ability of our suppliers to export our products cost-effectively or at all, and inhibit our suppliers’ ability to procure certain materials, any of which could harm our business, financial condition, and results of operations.
Shipping and delivery are critical parts of our business and any changes in, or disruptions to, our shipping and delivery arrangements could adversely affect our business, financial condition, and results of operations.
We rely on several ocean, air parcel, and “less than truckload” carriers to deliver the products we sell. If we are not able to negotiate acceptable pricing and other terms with these providers, or if these providers experience performance problems or other difficulties in processing our orders or delivering our products to customers, it could negatively impact our results of operations, financial condition, and our customers’ experience. For example, changes to the terms of our shipping arrangements or the imposition of surcharges or surge pricing may adversely impact our margins and profitability. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by factors beyond our and these providers’ control, including pandemic, weather, fire, flood, power loss, earthquakes, acts of war or terrorism, or other events specifically impacting other shipping partners, such as labor disputes, financial difficulties, system failures, and other disruptions to the operations of the shipping companies on which we rely. We have in the past experienced, and may in the future experience, shipping delays for reasons outside of our control. We are also subject to risks of damage or loss during delivery by our shipping vendors. If the products ordered by our customers are not delivered in a timely fashion, including to international customers, or are damaged or lost during the delivery process, our customers could become dissatisfied and cease buying products from us, which would adversely affect our business, financial condition, and results of operations.
If we do not successfully optimize, operate, and manage our global network of third-party owned and operated logistics and distribution centers, our business, financial condition, and results of operations could be harmed.
Our success depends on our global logistics and distribution network. Currently, we rely predominantly on a few third-party logistics providers to store our finished products in, and distribute our products to customers from, their warehouse locations in the United States, Canada, United Kingdom, the Netherlands, China, Japan, South Korea, and New Zealand. Our ability to meet customer expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies and growth, particularly in emerging markets, depends on the proper operation of these third parties’ distribution facilities, the development or expansion of additional distribution capabilities, and the timely performance of services by third parties (including those involved in shipping product to and from our distribution facilities). If we continue to add third-party logistics providers, require them to expand their fulfillment, distribution, and warehouse capabilities, including adding additional locations in new countries, add products categories with different fulfillment requirements or change the mix of products that we sell, our global logistics and distribution network will become increasingly complex and operating it will become more challenging for us and our third-party logistics providers. The expansion and growth of our logistics and distribution center network may put pressure on our managerial, financial, operational, and other resources. In addition, we may be required to expand our capacity sooner than we anticipate. If we are unable to secure new or expand existing third-party logistics providers to meet our future needs, our order fulfillment and shipping times may be delayed and our business, financial condition, and results of operations could be adversely affected. The third-party owned and operated logistics and distribution centers we rely on could be interrupted by issues beyond our control, including information technology problems, disasters such as earthquakes or fires, or outbreaks of disease or government actions taken to mitigate their spread. For example, during the COVID-19 pandemic, several logistics providers we rely on faced staffing shortages, which impacted their businesses and resulted in delayed shipping and delivery times. Any significant failure in our distribution facilities could result in an adverse effect on our business. We maintain business interruption insurance, but it may not adequately protect us from adverse effects caused by significant disruptions in our third-party logistics and distribution centers.
Risks Related to Intellectual Property, Information Technology, and Data Security and Privacy
Our failure or inability to protect or enforce our intellectual property rights could diminish the value of our brand and weaken our competitive position.
We currently rely on a combination of trademark, trade dress, copyright, patent, and unfair competition laws, as well as confidentiality procedures and licensing arrangements, to establish and protect our intellectual property rights. The steps we take to protect our intellectual property rights may not be adequate to prevent infringement of these rights by others. We regularly face the imitation of our products, the manufacture and distribution of “knock-off” and counterfeit products, and the misappropriation of our brand and product names. For instance, we have had to litigate against a third party misappropriating our WOOL RUNNERS trademark and have had to enforce against third parties manufacturing and selling products that violate our design patents.
In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. For instance, some of our trademark or trade dress applications may not be approved by the applicable governmental authorities because they are determined to lack sufficient distinctiveness, and, even if approved, may be challenged by third parties for this same reason. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished, and our competitive position may suffer.
Our trademarks and other proprietary rights could potentially conflict with the rights of others, and we may be prevented from selling some of our products.
Our success depends in large part on our brand image. We believe that our trademarks and other proprietary rights have significant value and are important to identifying and differentiating our products from those of our competitors and creating and sustaining demand for our products. We have applied for and obtained some U.S., E.U., and foreign trademark registrations, and will continue to evaluate the registration of additional trademarks as appropriate. However, some or all of these pending trademark applications may be refused due to prior conflicting trademarks or for other reasons. We may also encounter “squatters” or bad actors that either apply to register or “squat” on previously acquired trademarks that are identical or related to our trademarks (e.g., ALLBIRDS or ALLBIRDSBROWN). In both scenarios, such third parties hope to use their prior rights as leverage to extract a favorable monetary settlement or acquisition of their rights. For instance, we recently became aware of attempts by third parties to register ALLBIRDS in India and Indonesia and have had to expend both financial and internal resources to address such filings.
Moreover, even if our applications are approved, third parties may seek to oppose, invalidate, or otherwise challenge these registrations for these same reasons, particularly as we expand our business and the number of products we offer. For example, currently, we are defending invalidation actions in China against a number of our granted registrations (e.g., for ALLBIRDS (Stylized)).
Our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights from third parties, or cease using those rights altogether. Any of these events could harm our business and cause our results of operations, liquidity, and financial condition to suffer.

The inability to acquire, use, or maintain our marks and domain names for our websites could substantially harm our business, financial condition, and results of operations.
We currently are the registrant of marks for our products in numerous jurisdictions and are the registrant of the internet domain name for the website allbirds.com, as well as various related domain names. However, we have not registered our marks represented by our domain names in all international jurisdictions. Domain names generally are regulated by internet regulatory bodies and may not be generally protectable as trademarks in and of themselves. We have incurred, and as our business grows, may continue to incur material costs in connection with the registration, maintenance, and protection of our marks. If we do not have or cannot obtain on reasonable terms the ability to use our marks in a particular country, or to use or register our domain name, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could adversely affect our business, financial condition, and results of operations.
Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or the Allbirds brand. Also, we might not be able to prevent third parties from registering, using, or retaining domain names that interfere with our customer communications or infringe or otherwise decrease the value of our marks, domain names, and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding, or using domain names. As a result, we might not be able to register, use, or maintain the domain names that use the name Allbirds in all of the countries and territories in which we currently or intend to conduct business.
Any material disruption of our information technology systems or unexpected network interruption could disrupt our business and reduce our sales.
We are increasingly dependent on information technology networks and systems, our website, and various third parties to market and sell our products and to manage a variety of business processes and activities and to comply with regulatory, legal, and tax requirements. For example, we depend on information technology systems and third parties to operate our eCommerce websites, process transactions online and in our stores, respond to customer inquiries, manage inventory, purchase, sell, and ship goods on a timely basis, and maintain cost-efficient operations. We also depend on our information technology infrastructure for digital marketing activities and for electronic communications among our personnel, customers, manufacturers, and suppliers around the world. Our website, portions of which are run through Shopify, and information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions, or shutdowns due to failures during the process of upgrading or replacing software, databases, or components, power outages, hardware failures, computer viruses, attacks by computer hackers, cybersecurity incidents caused by supply chain attacks, telecommunication failures, user errors, or catastrophic events. Our website serves as an effective extension of our marketing strategies by exposing potential new customers to our brand, product offerings, and enhanced content. Due to the importance of our website and internet-related operations, we are vulnerable to website downtime and other technical failures, which may be outside of our control. Further, any slow down or material disruption of our systems, or the systems of our third-party service providers, or our website could disrupt our ability to track, record, and analyze the products that we sell and could negatively impact our operations, shipment of goods, ability to process financial information and transactions, and our ability to receive and process customer orders or engage in normal business activities. Our third-party technology providers may also change their policies, terms, or offerings from time to time, may fail to introduce new features and offerings that meet our needs as we expand, or may cease to provide services to us on favorable terms, or at all, which could require us to adjust how we use our information technology systems, including our website, or switch to alternative third-party service providers which could be costly, cause interruptions, and could ultimately adversely affect our business, financial condition, results of operations, and growth prospects.
If our website or information technology systems, including those run by or those of our third-party providers, suffer damage, disruption, or shutdown and we or our third-party providers do not effectively resolve the issues in a timely manner, our business, financial condition, and results of operations may be adversely affected, and we could experience delays in reporting our financial results.

If our computer and communications hardware fail, or if we suffer an interruption or degradation of services, we could lose customer data and miss order fulfillment deadlines, which could harm our business. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, cyberattacks, data loss, acts of war, break-ins, earthquake, and similar events. Any failure or interruption of our website, mobile app, internal business applications, or our technology infrastructure could harm our ability to serve our clients, which could adversely affect our business, financial condition, and results of operations.
We use complex custom-built proprietary software in our technology infrastructure. Our proprietary software may contain undetected errors or vulnerabilities, some of which may only be discovered after the software has been implemented in our production environment or released to end users. In addition, we seek to continually update and improve our software, and we may not always be successful in executing these upgrades and improvements, and the operation of our systems may be subject to failure. We may experience slowdowns or interruptions in our website when we are updating it. For example, in the past we have experienced minor slowdowns and/or impaired functionality while updating our website. Moreover, new technologies or infrastructures may not be fully integrated with existing systems on a timely basis, or at all. Any errors or vulnerabilities discovered in our software after commercial implementation or release could result in damage to our reputation, loss of customers, exploitation by bad actors resulting in data breaches or unauthorized modification of our software, disruption to our digital channels, loss of revenue, or liability for damages, any of which could adversely affect our growth prospects and our business.
Additionally, if we expand our use of third-party services, including cloud-based services, our technology infrastructure may be subject to increased risk of slowdown or interruption as a result of integration with such services and/or failures by such third parties, which are out of our control. Our net revenue depends on the number of visitors who shop on our website and the volume of orders we can handle. Unavailability of our website or mobile app or reduced order fulfillment performance would reduce the volume of goods sold and could also adversely affect customer perception of our brand. We may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our business, place additional demands on our technology platform, and could cause or exacerbate slowdowns or interruptions. If there is a substantial increase in the volume of traffic on our website or the number of orders placed by customers, we will be required to further expand, scale, and upgrade our technology, transaction processing systems, and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our website or mobile app or expand, scale, and upgrade our technology, systems, and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality, and features of our website, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations, and industry standards and practices are evolving in the eCommerce industry. Our or our third-party vendors’ inability to continue to update, improve, and scale our website or mobile app and the underlying technology infrastructure could harm our reputation and our ability to acquire, retain, and serve our customers, which could adversely affect our business, financial condition, and results of operations.
Further, we endeavor to continually upgrade existing technologies and business applications, and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness, and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure. In the event that it is more difficult for our customers to buy products from us on their mobile devices, or if our customers choose not to buy products from us on their mobile devices or to use mobile products that do not offer access to our websites, our customer growth could be harmed and our business, financial condition, and results of operations may be adversely affected.
If the technology-based systems that give our customers the ability to shop with us online do not function effectively, our results of operations, as well as our ability to grow our eCommerce business globally, could be materially adversely affected.
Many of our customers shop with us through our eCommerce websites and mobile apps. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. We are increasingly using social media to interact with our customers and as a means to enhance their shopping experience. Any failure on our part to provide attractive, effective, reliable, user-friendly eCommerce platforms that offer a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of eCommerce and other sales, harm our reputation with customers, have a material adverse impact on the growth of our eCommerce business globally and could have a material adverse impact on our business and results of operations.
Risks specific to our eCommerce business also include diversion of sales from our company-operated stores, difficulty in recreating the in-store experience through direct channels and liability for online content. Our failure to successfully respond to these risks might adversely affect sales in our eCommerce business, as well as damage our reputation and brand.
We are subject to risks related to online payment methods.
We currently accept payments using a variety of methods, including credit and cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements, fraud and other risks. For certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard, or PCI DSS, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. Failure to comply with PCI DSS or to meet other payment card standards may result in the imposition of financial penalties or the allocation by the card brands of the costs of fraudulent charges to us.
We must continue to expand and scale our information technology systems, and our failure to do so could adversely affect our business, financial condition, and results of operations.
We will need to continue to expand and scale our information technology systems and personnel to support recent and expected future growth. As such, we will continue to invest in and implement modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise, and building new policies, procedures, training programs, and monitoring tools. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, capital expenditures, additional administration, and operating expenses, acquisition, and retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, the introduction of errors or vulnerabilities, and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications, and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and adversely affect our business, financial condition, and results of operations.
If sensitive information about our customers is disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks or misuse, our customers may curtail use of our website or mobile app, we may be exposed to liability, and our reputation could suffer.
Operating our business and platform involves the collection, storage, and transmission of proprietary and confidential information, as well as the personal information of our employees and customers. Some of our third-party service providers, such as identity verification and payment processing providers, also regularly have access to customer data. In an effort to protect sensitive information, we rely on a variety of security measures, including encryption and authentication technology licensed from third parties. However, advances in computer capabilities, increasingly sophisticated tools and methods used by hackers and cyber terrorists, new discoveries in the field of cryptography, or other developments may result in our failure or inability to adequately protect sensitive information.
Like other eCommerce companies, we are also vulnerable to hacking, malware, computer viruses, unauthorized access, phishing or social engineering attacks, ransomware attacks, credential stuffing attacks, denial-of-service attacks, exploitation of software vulnerabilities, and other real or perceived cyberattacks. Additionally, as a result of the ongoing COVID-19 pandemic, certain functional areas of our workforce remain in a remote work environment, which has heightened the risk of these potential vulnerabilities. Any of these incidents could lead to interruptions or shutdowns of our platform, loss or corruption of data or unauthorized access to, or disclosure of personal data or other sensitive information. Cyberattacks could also result in the theft of our intellectual property, damage to our IT systems or disruption of our ability to make financial reports, and other public disclosures required of public companies. We have been subject to attempted cyber, phishing, or social engineering attacks in the past and may continue to be subject to such attacks and other cybersecurity incidents in the future. If we gain greater visibility, we may face a higher risk of being targeted by cyberattacks. Advances in computer capabilities, new technological discoveries, or other developments may result in cyberattacks becoming more sophisticated and more difficult to detect. We and our third-party service providers may not have the resources or technical sophistication to anticipate or prevent all such cyberattacks. Moreover, techniques used to obtain unauthorized access to systems change frequently and may not be known until launched against us or our third-party service providers. Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent actions by our employees, our third-party service providers, or their personnel.
We and our third-party service providers may experience cyberattacks aimed at disrupting our and their services. If we or our third-party service providers experience, or are believed to have experienced, security breaches that result in marketplace performance or availability problems or the loss or corruption of, or unauthorized access to or disclosure of, personal data or confidential information, consumers may become unwilling to provide us the information necessary to make purchases on our website. Existing customers may also decrease or stop their purchases altogether. While we maintain cyber errors and omissions insurance coverage that covers certain aspects of cyber risks, these losses may not be adequately covered by insurance or other contractual rights available to us. The successful assertion of one or more large claims against us that exceed or are not covered by our insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition, and results of operations.
Furthermore, we may be required to disclose personal data pursuant to demands from individuals, privacy advocates, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws. Any disclosure or refusal to disclose personal data may result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations and could result in proceedings or actions against us in the same or other jurisdictions, damage to our reputation and brand, and inability to provide our products to customers in certain jurisdictions. Additionally, changes in the laws and regulations that govern our collection, use, and disclosure of customer data could impose additional requirements with respect to the retention and security of customer data, could limit our marketing activities, and have an adverse effect on our business, financial condition, and results of operations.
Failure to comply with federal, state, or foreign laws and regulations or our contractual obligations or industry requirements relating to privacy, data protection, and customer protection, or the expansion of current or the enactment of new laws and regulations relating to privacy, data protection, and customer protection, could adversely affect our business and our financial condition.
We collect and maintain significant amounts of data relating to our customers and employees, and we face risks inherent in handling large volumes of data, transferring such data to third parties, processing such data for tracking and marketing purposes (or providing such data to third parties for tracking and marketing purposes), and protecting the security of such data. Our actual or perceived failure to comply with any federal, state, or foreign laws and regulations, or applicable industry standards that govern or apply to our collection, use, retention, sharing, and security of data, or any failure by any of our third party service providers to protect such data that they may maintain on our behalf, could result in enforcement actions that require us to change our business practices in a manner that may negatively impact our revenue, as well as expose ourselves to litigation, fines, civil, and/or criminal penalties and adverse publicity that could cause our customers to lose trust in us, negatively impacting our reputation and business in a manner that harms our financial position. Laws and regulations in the United States and around the world restrict how information about individuals is collected, processed, stored, used, and disclosed, as well as set standards for its security, implement notice requirements regarding privacy practices, and provide individuals with certain rights regarding the use, disclosure, and sale of their protected personal information. These laws and regulations are still being tested in courts, and they are subject to new and differing interpretations by courts and regulatory officials. We are working to comply with the privacy and data protection laws and regulations that apply to us, and we anticipate needing to devote significant additional resources to complying with these laws and regulations. It is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent from jurisdiction to jurisdiction or inconsistent with our current policies and practices.
In the United States, both federal and various state governments have adopted, or are considering, laws, guidelines, or rules for the collection, distribution, use, and storage of information collected from or about consumers or their devices. For example, California enacted the California Consumer Privacy Act, or the CCPA, which went into effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as statutory damages and a private right of action for data breaches that is expected to increase data breach litigation. Further, in November 2020, California voters passed the California Privacy Rights Act, or CPRA. The CPRA, which is expected to take effect on January 1, 2023 and to create obligations with respect to certain data relating to consumers as of January 1, 2022, significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. Personal information we handle may be subject to the CCPA and CPRA, which may increase our compliance costs and potential liability. Virginia has similarly enacted a comprehensive privacy law, the Consumer Data Protection Act, which emulates the CCPA and CPRA in many respects and takes effect on January 1, 2023. Other states have considered similar bills, which could be enacted in the future. In addition to fines and penalties that may be imposed for failure to comply with state law, some states also provide for private rights of action to customers for misuse of or unauthorized access to personal information. Our compliance with these changing and increasingly burdensome and sometimes conflicting regulations and requirements may cause us to incur substantial costs or require us to change our business practices, which may impact our financial condition. If we fail to comply with these regulations or requirements, we may be exposed to litigation expenses and possible significant liability, fees or fines. Further, any such claim, proceeding or action could harm our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and suppliers or an inability to process credit card payments, and may result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.
Certain requirements from our third-party technology and platform providers may also cause us to modify our offerings due to privacy concerns or negatively affect our revenue due to reduced availability of information about consumers. For example, Apple iOS 14.5 requires apps in the Apple App Store to opt in to the tracking of users across apps and websites owned by third parties for advertising and measurement purposes. Changes like this may reduce the quality of the data and related metrics that can be collected or used by us and/or our partners. In addition, such changes could significantly inhibit the effectiveness of our targeted advertising and related activities.
In addition to risks posed by new privacy laws, we could be subject to claims alleging violations of long-established federal and state privacy and consumer protection laws, including those related to telephone and email communications with consumers. As an example, the Telephone Consumer Protection Act, or TCPA, is a federal law that imposes significant restrictions on the ability to make telephone calls or send text messages to mobile telephone numbers without the prior consent of the person being contacted. The TCPA provides for substantial statutory damages for violations, which has generated extensive class-action litigation. In addition, class-action plaintiffs in the United States are employing novel legal theories to allege that federal and state eavesdropping/wiretapping laws and state constitutions prohibit the use of analytics technologies widely employed by website and mobile app operators to understand how their users interact with their services. Despite our compliance efforts, our use of text messaging communications or similar analytics technologies could expose us to costly litigation, government enforcement actions, damages, and penalties, which could adversely affect our business, financial condition, and results of operations.
Outside of the United States, certain foreign jurisdictions, including the European Economic Area, or EEA, and the United Kingdom, have laws and regulations which are more restrictive in certain respects than those in the United States. For example, the EEA and the United Kingdom have adopted the GDPR, which may apply to our collection, control, use, sharing, disclosure, and other processing of data relating to an identified or identifiable living individual (personal data). The GDPR, and national implementing legislation in EEA member states and the United Kingdom, impose a strict data protection compliance regime including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); granting new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability), as well as enhancing current rights (e.g., data subject access requests); requirements to have data processing agreements in place to govern the processing of personal data on behalf of other organizations; introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, trainings, and audits. In addition, we are subject, or may become subject, to various other data privacy and security laws and regulations of other foreign jurisdictions, including those in China and South Korea.
We also may be subject to European Union rules with respect to cross-border transfers of personal data out of the EEA. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. Most recently, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the European Union-United States Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer.
These recent developments may require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to/in the United States. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used and/or start taking enforcement action, we could suffer additional costs, complaints, and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition, and results of operations.
The withdrawal of the United Kingdom from the European Union has created uncertainty with regard to the regulation of data protection in the United Kingdom. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example, how data transfers between E.U. member states and the United Kingdom will be treated. Specifically, the United Kingdom exited the European Union on January 1, 2020, subject to a transition period that ended December 31, 2020. Under the post-Brexit Trade and Cooperation Agreement between the European Union and the United Kingdom, the United Kingdom and European Union have agreed that transfers of personal data to the United Kingdom from EEA member states will not be treated as ‘restricted transfers’ to a non-EEA country for a period of up to four months from January 1, 2021, plus a potential further two months extension, or the Extended Adequacy Assessment Period. Although the current maximum duration of the Extended Adequacy Assessment Period is six months, it may end sooner, for example, in the event that the European Commission adopts an adequacy decision in respect of the United Kingdom, or the United Kingdom amends the UK GDPR/Data Protection Act 2018, or the U.K. GDPR, and/or makes certain changes regarding data transfers under the U.K. GDPR without the consent of the European Union (unless those amendments or decisions are made simply to keep relevant U.K. laws aligned with the E.U.’s data protection regime). If the European Commission does not adopt an ‘adequacy decision’ in respect of the United Kingdom prior to the expiry of the Extended Adequacy Assessment Period, from that point onwards the United Kingdom will be an ‘inadequate third country’ under the GDPR and transfers of personal data from the EEA to the United Kingdom will require a ‘transfer mechanism’ such as the Standard Contractual Clauses.
We depend on a number of third parties in relation to the operation of our business, a number of which process personal data on our behalf. Any violation of data or security laws by our third-party processors, or their acts or omissions that cause us to violate our legal obligations, could have an adverse effect on our business and result in the fines and penalties outlined below.
Fines for certain breaches of the GDPR are up to the greater of 20 million euros or 4 % of total global annual turnover. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/change our processing of our data, enforcement notices, and/or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.
We are also subject to evolving E.U. privacy laws on cookies and e-marketing. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive will be replaced by an E.U. regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the European Union, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs, and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our marketing and personalization activities, and may negatively impact our efforts to understand users.
Furthermore, compliance with legal and contractual obligations requires us to make public statements about our privacy and data security practices, including the statements we make in our online privacy policy. Although we endeavor to comply with these statements, should they prove to be untrue or be perceived as untrue, even through circumstances beyond our reasonable control, we may face litigation, claims, investigations, inquiries, or other proceedings by the U.S. Federal Trade Commission, state attorneys general, and other federal, state, and foreign regulators and private litigants alleging violations of privacy or consumer protection laws.
Any actual or perceived non-compliance with these rapidly changing laws, regulations, or standards or our contractual obligations relating to privacy, data protection, and consumer protection by us or the third-party companies we work with could result in litigation and proceedings against us by governmental entities, consumers, or others, fines and civil or criminal penalties for us or company officials, obligations to cease offerings or to substantially modify our business in a manner that makes it less effective in certain jurisdictions, negative publicity, and harm to our brand and reputation, and reduced overall demand for our products, any of which could have an adverse effect on our business, financial condition, and results of operations.

Use of social media, emails, push notifications, and text messages in ways that do not comply with applicable laws and regulations, lead to the loss or infringement of intellectual property, or result in unintended disclosure may harm our reputation or subject us to fines or other penalties.
We use social media, emails, push notifications, and text messages as part of our omni-channel approach to marketing. As laws and regulations evolve to govern the use of these channels, the failure by us, our employees, or third parties acting at our direction to comply with applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential, or sensitive personal information of our business, employees, learners, partners, or others. Information concerning us or our customers, whether accurate or not, may be posted on social media platforms at any time and may have an adverse impact on our brand, reputation, or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our reputation, business, results of operations, financial condition, and prospects.
Risks Related to Other Legal, Regulatory and Taxation Matters
Government regulation of the internet and eCommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition, and results of operations.
We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and eCommerce. Existing and future regulations and laws could impede the growth of the internet, eCommerce, or mobile commerce, which could in turn adversely affect our growth. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, customer protection, and internet neutrality. It is not clear how existing laws governing issues such as property ownership, sales, and other taxes and customer privacy apply to the internet as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or eCommerce. It is possible that general business regulations and laws, or those specifically governing the internet or eCommerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities, customers, suppliers, or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website and mobile app by customers and suppliers and may result in the imposition of monetary liabilities. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of our own non-compliance with any such laws or regulations. As a result, adverse developments with respect to these laws and regulations could substantially harm our business, financial condition, and results of operations.
We may face exposure to foreign currency exchange rate fluctuations.
Certain of our foreign revenue is denominated in currencies of the countries and territories where we sell our products outside of the United States. Similarly, certain of our foreign operating expenses are denominated in the currencies of the countries and territories in which our third-party vendors are located. For example, to acquire the supply of raw materials or commodities such as wool that we expect to require for our business, we may enter into long-term contracts with pricing denominated in currencies other than the U.S. dollar. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our net revenue and results of operations. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our Class A common stock could be lowered. We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and may introduce additional risks if we are unable to structure effective hedges with such instruments.
Existing and potential tariffs imposed by the United States or other governments or a global trade war could increase the cost of our products, which could have an adverse effect on our business, financial condition and results of operations; new trade restrictions could prevent us from importing or selling our products profitably.
The United States and the countries in which our products are produced or sold have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty, or tariff levels. The results of any audits or related disputes regarding these restrictions or regulations (including, for example, regarding the proper import classification code, or HTS code, for a given product) could have an adverse effect on our financial statements for the period or periods for which the applicable final determinations are made. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. For example, the U.S. government has in recent years imposed increased tariffs on imports from certain foreign countries, such as China, and any imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries, leading to a global trade war. Any such future tariffs by the United States or other countries could have a significant impact on our business. While we may attempt to renegotiate prices with suppliers or diversify our supply chain in response to tariffs or shift production between manufacturers in different countries, such efforts may not yield immediate results or may be ineffective or not possible in the near-term. For example, starting in 2020, we began shifting production capacity from China to Vietnam, which means that the U.S. government’s tariffs on certain imports from China currently only affect a small portion of our existing production volume. But we may be required to shift production capacity back to China (or other countries for which the U.S. government has imposed higher tariffs) due to the COVID-19 pandemic or lack of manufacturing expertise in relatively lower-tariff countries. We might also consider increasing prices to the end customer; however, this could reduce the competitiveness of our products and adversely affect net revenue.
Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us, could increase shipping times, or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition, and results of operations.
We are also dependent on international trade agreements and regulations. The countries in which we produce and sell our products could impose or increase tariffs, duties, or other similar charges that could negatively affect our results of operations, financial position, or cash flows.
Adverse changes in, or withdrawal from, trade agreements or political relationships between the United States and China, South Korea, Vietnam, or other countries where we sell or source our products, could negatively impact our results of operations or cash flows.
General geopolitical instability and the responses to it, such as the possibility of sanctions, trade restrictions, and changes in tariffs, including recent sanctions against China, tariffs imposed by the United States and China, and the possibility of additional tariffs or other trade restrictions between the United States and other countries where we currently or might in the future manufacture or sell our products, could adversely impact our business. It is possible that further tariffs may be introduced, or increased. Such changes could adversely impact our business and could increase the costs of sourcing our products that are manufactured in countries other than the United States, or could require us to source more of our products from other countries.
If we fail to anticipate and manage any of these dynamics successfully, gross margin and profitability could be adversely affected.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets, and our business.
Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union and ratified a trade and cooperation agreement governing its future relationship with the European Union. The agreement, which is being applied provisionally from January 1, 2021 until it is ratified by the European Parliament and the Council of the European Union, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the United Kingdom and the European Union as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal.
These developments, or the perception that any related developments could occur, have had and may continue to have an adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets, or restrict our access to capital. Any of these factors could have an adverse effect on our business, financial condition, and results of operations and reduce the price of our Class A common stock.
Any failure to comply with trade, anti-corruption, and other regulations could lead to investigations or actions by government regulators and negative publicity.
The labeling, distribution, importation, marketing, and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission, as well as by various other federal, state, provincial, local, and international regulatory authorities in the countries in which our products are currently distributed or sold. If we fail to comply with any of these regulations, we could become subject to enforcement actions or the imposition of significant penalties or claims, which could harm our results of operations or our ability to conduct our business. Legal proceedings or any investigations or inquiries by governmental agencies related to these or any other matters, could result in significant settlement amounts, damages, fines, or other penalties, divert financial and management resources and result in significant legal fees. An unfavorable outcome of any particular proceeding could have an adverse impact on our business, financial condition, and results of operations. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant compliance costs or discontinuation of product sales and could impair the marketing of our products, resulting in significant loss of net revenue.
Most of our products are derived from third-party supply and manufacturing partners in foreign countries and territories, including countries and territories perceived to carry an increased risk of corrupt business practices. We also have subsidiaries and/or employees and other agents working in several foreign countries and territories, including, but not limited to, the People’s Republic of China, South Korea, and Hong Kong. We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws, and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties, which could adversely affect our reputation, business, financial condition. and results of operations.

If our employees, contractors, and agents, and companies to which we outsource certain of our business operations were to take actions in violation of our policies or applicable law, there could be an adverse effect on our reputation, business, financial condition, and results of operations.
Any violation of the FCPA, other applicable anti-corruption laws or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, any of which could have an adverse effect on our business, financial condition, and results of operations. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.
Our ability to source and distribute our merchandise profitably or at all could be harmed if new trade restrictions are imposed or existing trade restrictions become more burdensome.
Substantially all of our footwear and apparel products are currently manufactured outside of the United States. The United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, export controls, trade sanctions, embargoes, safeguards and customs restrictions, could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition, and results of operations.
Changes in tax laws may impact our future financial position and results of operation.
New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time, or interpreted, changed, modified, or applied adversely to us, any of which could adversely affect our business operations and financial performance. In particular, presidential and congressional elections in the United States could result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting our business or indirectly affecting us because of impacts on our customers, suppliers, and manufacturers. For example, the U.S. government may enact significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers, manufacturers or our customers, including as a result of related uncertainty, these changes may adversely impact our business, financial condition, results of operations, and cash flows.
Our international operations may subject us to greater than anticipated tax liabilities.
The amount of taxes we pay in different jurisdictions depends on the application of the tax laws of various jurisdictions, including the United States, to our international business activities, tax rates, new or revised tax laws or interpretations of tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency. Similarly, a taxing authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

We could be required to collect additional sales taxes that may increase the costs our customers would have to pay for our products and adversely affect our results of operations.
Following the U.S. Supreme Court’s decision in 2018 in South Dakota v. Wayfair, Inc., a state may impose sales tax collection obligations on certain retailers, including eCommerce companies, that lack any physical presence within such state. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment of laws imposing sales tax collection obligations on out-of-state eCommerce companies, and an increasing number of states have adopted such laws. Although we believe that we currently collect sales taxes in all states that require us to do so, a successful assertion by one or more states requiring us to collect sales taxes where we currently do not collect sales taxes, or to collect additional sales taxes in a state in which we currently collect sales taxes, could result in substantial tax liabilities (including penalties and interest). In addition, the imposition of additional sales tax collection obligations, whether for prior years or prospectively, could create additional administrative burdens for us, put us at a competitive disadvantage if similar obligations are not imposed on our competitors and decrease our future sales, which could have an adverse impact on our business and results of operations.
Our ability to use our net operating loss carryforwards may be limited.
We have incurred substantial net operating losses during our history. Subject to the limitations described below, unused net operating losses generally may carry forward to offset future taxable income if we achieve profitability in the future, unless such net operating losses expire under applicable tax laws. Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or the TCJA, as modified in 2020 by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, unused U.S. federal net operating losses generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, but the deductibility of such federal net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the TCJA or the CARES Act. Our ability to utilize our federal net operating carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. The limitations apply if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders or groups of stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards. We have not yet completed a Section 382 analysis, and therefore, there can be no assurances that any previously experienced ownership changes have not materially limited our utilization of affected net operating loss carryforwards. Future changes in our stock ownership, including as a result of this offering, which may be outside of our control, may trigger an ownership change that materially impacts our ability to utilize pre-change net operating loss carryforwards. In addition, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited. For example, in 2020, California generally suspended the use of California net operating loss carryforwards to offset taxable income in tax years beginning after 2019 and before 2023. Accordingly, our ability to use our net operating loss carryforwards to offset taxable income may be subject to such limitations or special rules that apply at the state level, which could adversely affect our results of operations.
Risks Related to Our Status as a Public Benefit Corporation and Certified B Corporation
Our status as a public benefit corporation may not result in the benefits that we anticipate.
We are a PBC under Delaware law. As a PBC, we are required to produce a public benefit and to operate in a responsible and sustainable manner, while balancing our stockholders’ pecuniary interests, the best interests of those materially affected by our conduct, and the specific public benefit of environmental conservation that is identified by our certificate of incorporation. While we believe our PBC status is meaningful to customers, brand, employees and other business partners and that our public benefit of environmental conservation is of vital importance to our planet, there is no assurance that we will achieve our public benefit purpose or that the expected positive impact from being a PBC will be realized. Accordingly, being a PBC and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders.
As a PBC, we are required to provide our stockholders with a report at least biennially assessing our overall public benefit performance and our success in achieving our specific public benefit purpose. To the extent we are unable to provide this report in a timely manner, or if the report is not viewed favorably by our stockholders, parties doing business with us, regulators, or others because we are unable to report sufficient progress toward our public benefit or otherwise, our reputation and status as a PBC may be harmed, which could in turn have a material adverse effect on our business, results of operations and financial condition.
If our publicly reported certified B Corp score declines, or if we lose our certified B Corp status, our reputation could be harmed and our business could suffer.
While not required by Delaware law or the terms of our certificate of incorporation, we have elected to have our social and environmental performance, accountability, and transparency assessed against the criteria established by an independent non-profit organization, B Lab, Inc., or B Lab. As a result of this assessment, we have been designated as a certified B Corp, which refers to a company that has been certified as meeting certain levels of social and environmental performance, accountability, and transparency. The standards set for B Corp certification may change over time. Our continued certification is at the sole discretion of B Lab. We believe that our B Corp status strengthens our credibility and trust among our customers, employees and business partners as well as within our industry. Investors who are focused on ESG- and sustainability-related initiatives may also place importance on our status as a B Corp, as an independent assessment of our social and environmental performance, accountability, and transparency. Any decline in our publicly reported B Corp score or change in our status, whether due to our choice or failure to meet the B Corp certification requirements, could create a perception that we are more focused on financial performance and no longer as committed to the values and standards shared by B Corps. This could harm our reputation and brand among customers, employees or business partners, which could harm our business and results of operations, and cause the stock price of our Class A common stock to decline.
Our directors have a fiduciary duty to consider not only our stockholders’ interests, but also our specific public benefit and the interests of other stakeholders affected by our conduct. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of our stockholders.
While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a PBC have a fiduciary duty to balance the stockholders’ pecuniary interests, the best interests of other stakeholders materially affected by the PBC’s conduct and the company’s specific public benefit. Under Delaware law, directors are shielded from liability for breach of these fiduciary obligations if they make informed and disinterested decisions that serve a rational purpose. Thus, our directors are not merely permitted, but obligated, to consider our specific public benefit and the interests of other stakeholders. In the event of a conflict between the financial interests of our stockholders and the interests of our specific public benefit or our other stakeholders, our directors are obligated to make informed and disinterested decisions that serve a rational purpose; thus, there is no guarantee that such a conflict would be resolved in favor of our stockholders’ financial interests. Accordingly, Delaware law and our PBC status could result in our board of directors making decisions which are less financially lucrative for our stockholders in the short- and/or long-term if the public benefit and other stakeholder considerations are significant; this could harm our business, results of operations, and financial condition, which in turn could cause our stock price to decline.
As a public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively influence our financial performance.
As a PBC, our board of directors has a duty to balance (1) the pecuniary interest of our stockholders, (2) the best interests of those materially affected by our conduct and (3) the specific public benefit of environmental conservation identified in our certificate of incorporation. While we believe our public benefit designation and obligations will benefit our stockholders, in balancing these interests our board of directors may authorize and we may take actions that we believe will benefit environmental conservation or some or all of our stakeholders, even if those actions do not maximize our short- or medium-term financial results. While we believe that this designation and obligation will benefit the company given the importance to our long-term success of our commitment to environmental conservation, it could cause our board of directors to make decisions and take actions not in keeping with the short-term or more narrow interests of our stockholders. Any longer-term benefits that are intended by or expected from such decisions or actions may not materialize within the timeframe we expect or at all and such decisions or actions may have an immediate negative effect. For example, we may choose to revise our policies in ways that we believe will further promote environmental conservation and sustainability, even though such changes may be costly; we may take actions, such as building or contracting with suppliers and service providers who have state-of-the-art manufacturing and distribution facilities with technology and quality control mechanisms that exceed the applicable legal requirements and industry standards, even though these actions may be more costly than other alternatives; we may be influenced to pursue programs and opportunities to demonstrate our commitments to our planet, the environment and the communities in which we live and work; or in responding to a possible proposal to acquire the company, our board of directors may be influenced by the interests of our stakeholders, including our flock, our suppliers, vendors, and manufacturers, and our customers, any or all of whose interests may be different from the interests of our stockholders.
We may be unable or slow to realize the benefits we expect from actions taken to promote environmental conservation, which could materially adversely affect our business, financial condition, and results of operations, which in turn could cause our stock price to decline.
As a public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interests, the occurrence of which may have an adverse impact on our financial condition and results of operations.
As a PBC, our stockholders (if they, individually or collectively, own at least 2% of our outstanding capital stock or shares having at least $2 million in market value (whichever is less)) are entitled to file a derivative lawsuit claiming that our directors failed to balance stockholder and public benefit interests. Such derivative actions would be subject to the provision of our amended and restated certificate of incorporation requiring that, to the fullest extent permitted by law, such lawsuits be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Although traditional corporations are subject to other types of derivative actions brought by stockholders, this type of claim does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of management and, as a result, may adversely impact management’s ability to effectively execute our strategy. Any such derivative litigation could be costly and have an adverse impact on our financial condition and results of operations.
Risks Related to this Offering and Ownership of Our Class A Common Stock
There has been no prior public market for our Class A common stock. An active market may not develop or be sustainable, and you may not be able to resell your shares at or above the initial public offering price.
There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock was determined through negotiations between us and the underwriters, and may vary from the market price of our Class A common stock following the completion of this offering. An active or liquid market in our Class A common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our Class A common stock, you may not be able to resell any shares you hold at or above the initial public offering price or at all. We cannot predict the prices at which our Class A common stock will trade.
In addition, we currently anticipate that up to 6% of the shares of Class A common stock offered hereby will, at our request, be offered to retail investors through Robinhood Financial, LLC, or Robinhood, Morgan Stanley Wealth Management, SoFi Securities LLC, or SoFi, and Click IPO Securities, LLC, or ClickIPO, via their online brokerage platforms. Robinhood, SoFi, and ClickIPO will be selling group members. There may be risks associated with the use of such platforms that we cannot foresee, including risks related to the technology and operation of such platforms, and the publicity and the use of social media by users of such platforms that we cannot control.

The market price of our Class A common stock may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.
The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
•actual or anticipated fluctuations in our financial condition and results of operations;
•the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;
•failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations, or capital commitments;
•changes in stock market valuations and operating performance of other footwear and apparel companies generally, or those in our industry in particular;
•the sustainability targets we may provide to the public, any changes in these targets, or our failure to meet them;
•price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•changes in our board of directors or management;
•sales of large blocks of our Class A common stock, including sales by our co-founders and co-Chief Executive Officers or our other executive officers and directors or by their affiliates;
•lawsuits threatened or filed against us;
•anticipated or actual changes in laws, regulations, or government policies applicable to our business;
•changes in our capital structure, such as future issuances of debt or equity securities;
•short sales, hedging, and other derivative transactions involving our capital stock;
•general economic conditions in the United States and globally;
•other events or factors, including those resulting from war, pandemics (including COVID-19), incidents of terrorism, or responses to these events; and
•the other factors described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their results of operations. Market fluctuations could result in extreme volatility in the price of shares of our Class A common stock, which could cause a decline in the value of your investment. Price volatility may be greater if the public float and trading volume of shares of our Class A common stock is low. Furthermore, in the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business, financial condition, and results of operations.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual class or multi-class share structures in certain of their indexes. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400, and the S&P SmallCap 600, to exclude companies with multiple classes of shares of common stock from being added to these indices. As a result, our dual class capital structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track these indices will not be investing in our stock. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. These policies are still fairly new, and it remains unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices in the longer term, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.
Sales, directly or indirectly, of a substantial amount of our Class A common stock in the public markets by our existing security holders may cause the price of our Class A common stock to decline.
Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline. Many of our existing security holders have substantial unrecognized gains on the value of the equity they hold and may take steps to sell their shares or otherwise secure or limit their risk exposure to the value of their unrecognized gains on those shares. We are unable to predict the timing or effect of such sales on the market price of our Class A common stock.
All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144 and any applicable lock-up agreements described below.
We, all of our directors, executive officers, the selling stockholders, and the holders of substantially all of our outstanding securities are subject to lock-up agreements or agreements with market stand-off provisions pursuant to which they have agreed, or will agree, with the underwriters or us to restrictions on our and their ability to sell or transfer shares of our capital stock for a period of up to 180 days following the date of this prospectus, provided that:
•beginning at the commencement of trading of our Class A common stock on the first trading day on which our common stock is listed on Nasdaq and through the seventh consecutive trading day thereafter, any of our current employees (but excluding current executive officers and directors) may sell in the public market up to 25% of the shares of our common stock, including any vested securities convertible into or exercisable or exchangeable for our common stock, held by such individual as of September 8, 2021, which we refer to as the first release period;
•following the third trading day after the second window condition (as defined below) is met, (a) any of our stockholders may sell up to 25% of the shares of our common stock, including any vested securities convertible into or exercisable or exchangeable for our common stock, held by such individual as of October 18, 2021, plus (b) any of our current employees may sell any remaining shares of our common stock that were eligible to be sold in the first release period that remain unsold; provided that the last reported closing price of our Class A common stock on Nasdaq is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus for 10 trading days out of any 15-consecutive full trading day period, or the second window condition, ending on or after the closing of the first full trading day immediately following our public announcement of earnings for the quarter ending September 30, 2021, which we refer to as the second release period; and
•following the earlier of (a) the opening of trading on the second trading day after we publicly announce earnings for the quarter ending December 31, 2021, and (b) 180 calendar days after the effective date of the registration statement of which this prospectus forms a part, the lock-up period will terminate with respect to all holders of our common stock and securities exercisable for or convertible into our common stock.
If not otherwise early released, when the applicable market standoff and lock-up periods expire, we and our security holders subject to a lock-up agreement or market standoff agreement will be able to sell our shares freely in the public market, except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144. Sales of a substantial number of such shares upon expiration of the lock-up and market standoff agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.
In addition, as of June 30, 2021, we had stock options outstanding that, if fully exercised, would result in the issuance of 17,957,111 shares of Class B common stock. All of the shares of Class B common stock issuable upon the exercise of outstanding stock options, and the 17,593,394 shares of Class A common stock reserved for future issuance under our 2021 Equity Incentive Plan and 2021 Employee Stock Purchase Plan, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up or market standoff agreements and applicable vesting requirements.
Further, based on shares outstanding as of June 30, 2021, holders of up to 119,211,789 shares of our Class B common stock will have rights after the completion of this offering, subject to certain conditions, to require us to file registration statements for the public resale of such shares or to include such shares in registration statements that we may file for us or other stockholders.
The dual class structure of our common stock will have the effect of concentrating voting control with our co-founders and co-Chief Executive Officers, Timothy Brown and Joseph Zwillinger, our other executive officers and directors, our principal stockholders, and their respective affiliates, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.
Our Class B common stock has 10 votes per share and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Immediately following the completion of this offering, our co-founders and co-Chief Executive Officers, Mr. Brown and Mr. Zwillinger, our other executive officers and directors, our principal stockholders, and their respective affiliates will beneficially own approximately        of the       shares of our Class B common stock that are issued and outstanding. Immediately following the completion of this offering, these holders will represent approximately       % of the voting power of our outstanding capital stock, assuming no exercise of the underwriters’ option to purchase additional shares and no purchases of shares of Class A common stock in this offering by any of these holders. For more information, see the section titled “Principal and Selling Stockholders.”
These stockholders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.
Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. See the section titled “Description of Capital Stock—Class A and Class B Common Stock” for additional information.
We are subject to risks related to the Sustainability Principles and Objectives Framework and associated disclosures. We are conducting this offering while following the Sustainability Principles and Objectives Framework, taking into consideration positive ESG outcomes, mitigating negative ESG factors, and being dedicated to meeting a high standard of ESG criteria.
The Sustainability Principles and Objectives Framework, or the SPO Framework, is described in the section titled “The Sustainability Principles and Objectives Framework.” This is a new and untested framework, which was not developed solely by disinterested third parties but was developed with input from Allbirds and other partners. The SPO Framework is not defined in any federal or state statute or regulation and is not a specific equity offering type under federal or state securities laws. The SPO Framework has not been approved by regulators.
Accordingly, there is no basis for investors to, or track record by which investors can, assess the impact of the SPO Framework on our operations, financial condition, and the market price of our Class A common stock. The SPO Framework may result in additional costs to us in connection with this offering.
The SPO Framework was created in conjunction with, and has been supported by, an advisory council, or the Advisory Council, which consists of two individuals employed by Allbirds and two individuals employed by one of our stockholders, Baillie Gifford, which is a beneficial owner of less than two percent of our outstanding shares of capital stock, as well as cross-sector thought-leaders, market participants, and stakeholders from across the investment community, academia, ESG framework providers, ratings agencies, law, and non-profits, including one individual employed by BSR. BSR, a global non-profit business network focused on sustainability, was selected to help coordinate logistics for the Advisory Council, including (1) scheduling and hosting the Advisory Council’s meetings, (2) leading discussion amongst the Advisory Council, and (3) collecting and synthesizing Advisory Council feedback. We have entered into an agreement with BSR pursuant to which we paid them a nominal fee for their services. In assembling the Advisory Council, Allbirds, BSR, and other partners endeavored to create a group that is able to draw on the knowledge, experience, and expertise of stakeholders from across the spectrum of both groups that are involved in public equity offerings and those familiar with the evaluation and support of corporate ESG efforts. BSR convened the Advisory Council members for weekly meetings and assisted in the process of aligning a diverse group of stakeholders around a set of issuer criteria that were informed and enhanced by their diverse perspectives. The Advisory Council’s primary responsibilities were to review, refine, and support the establishment of the SPO Framework. The Advisory Council played no role in determining whether the issuer’s performance is consistent with the SPO Framework. The Advisory Council may continue to refine the evaluation criteria of the SPO Framework, as the then comprised Advisory Council deems appropriate.
However, due to unforeseen circumstances, including but not limited to changes in regulatory environment, changes in governance standards, changes in the market for ESG-related products, changes in generally accepted ESG factors and related ESG metrics, or any other circumstances, including those that we cannot identify or control, we may not meet all of the SPO Framework (or any part thereof), either now or in the future. The SPO Framework may not meet your or any other party’s expectations or requirements, including, but not limited to, with respect to their relevance, applicability, objectivity, scope and extent, level of ambition or ESG outcomes, whether insofar as they relate to us and our offering and/or with respect to any other subsequent issuer or offering. Further, we expect that the SPO Framework will continue to be refined over time, and we cannot guarantee that we will be able to comply with any such modified criteria. The SPO Framework will initially be overseen by the Advisory Council, and there can be no guarantee that the Advisory Council has, or will have, suitable experience or credentials, meets, or will meet, investor expectations or requirements, or is, or will be, independent or subject to regulatory oversight. There can be no guarantee as to how the composition and/or the operation of the Advisory Council and the scope and extent of the SPO Framework may develop over time, if at all.
In addition, while the extent to which we comply with the SPO Framework prior to the completion of our offering was assessed by one or more third parties, such assessment process may not protect us from potential liability under applicable securities laws. There can be no guarantee as to the suitability or reliability of such assessment process, including the methodology used, and all or any aspect of such process may change over time. There can be no guarantee that any such third party has, or will have, suitable experience or credentials, meets, or will meet, investor expectations or requirements, or is, or will be, independent or subject to regulatory oversight. In addition, any report provided by an independent third party prior to completion of our offering may subsequently be revoked and/or may not accurately reflect the extent of our compliance with the SPO Framework, the potential impact of all risks related to our ESG profile or the structure, market, and other factors that may affect the value of our Class A common stock. No such report is a recommendation to buy, sell, or hold our Class A common stock and is only current as of the date that such report is issued.
There can be no guarantee that the SPO Framework or our business are, or will be, aligned with or otherwise satisfy, or continue to satisfy, whether in whole or in part, present or future investor criteria, requirements, or expectations, standards, laws, regulations, industry guidelines, or stock exchange listing rules for “green,” “sustainable,” or other equivalently labelled products, processes, or services. In addition, there can be no guarantee that any information we may provide now or in the future in connection with or as a result of the SPO Framework will be sufficient to enable a potential investor to satisfy any disclosure or reporting requirements that may be imposed on it from time to time.
If we fail to make meaningful progress on ESG practices and matters or to continue to report transparently across ESG practices and matters, our reputation could be harmed. We could also damage our reputation and the value of our brand if we fail to act responsibly in the areas in which we report and demonstrate that our commitment to ESG principles enhances our overall financial performance. Any harm to our reputation resulting from our failure or perceived failure to meet the SPO Framework could also impact employee engagement and retention, the willingness of our supplier or manufacturers to do business with us, or investors’ willingness to purchase or hold shares of our common stock, any of which could have an adverse effect on our business, results of operations, and financial condition.
The SPO Framework is a new concept and there can be no guarantee as to how it will be regarded by potential investors, regulators, or other parties, or that it will be more broadly adopted. Moreover, even if we do meet the criteria under the SPO Framework and make meaningful progress on ESG practices and matters and report transparently, investors and others may still be skeptical of the SPO Framework or otherwise view it in a negative light, which could also harm our reputation and our brand. Further, there is no guarantee that by following the SPO Framework and by obtaining one or more reports confirming our satisfaction of the SPO Framework investors and third parties will regard our ESG profile and our commitments to sustainability favorably. Any or all elements of the SPO Framework may be considered insufficient and/or unsatisfactory and/or the credibility of the SPO Framework may be disregarded entirely. This may have an adverse impact on our brand and on investor sentiment, which could have an adverse effect on our business, results of operations, and financial condition.
Any failure by us to comply with the SPO Framework, any revocation of a report, any lack of market confidence in the SPO Framework, or any failure by us to meet or continue to meet the investment requirements or expectations of investors or other parties may affect the value of our Class A common stock and/or have adverse consequences for investors with portfolio mandates to invest in green or sustainable assets.
Please refer to the section titled “The Sustainability Principles and Objectives Framework” in this prospectus for further information related to the SPO Framework.
Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
The initial public offering price of our Class A common stock of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding Class A common stock immediately after this offering. Therefore, if you purchase our Class A common stock in this offering, you will incur immediate dilution of $       in the pro forma as adjusted net tangible book value per share from the price you paid assuming that stock price. In addition, following this offering, purchasers who bought shares from us in the offering will have contributed      % of the total consideration paid to us by our stockholders to purchase       shares of Class A common stock to be sold by us in this

offering, in exchange for acquiring approximately     % of our total outstanding shares as of June 30, 2021, after giving effect to this offering but before accounting for the sales by the selling stockholders in this offering. If we issue any additional stock options or warrants, if any outstanding stock options are exercised, if we issued restricted stock units that are settled into shares of Class A common stock, or if we issue any other securities or convertible debt in the future, investors will experience further dilution.
We will have broad discretion in the use of the net proceeds we receive in this offering and we may not use such proceeds in ways that prove to be effective.
We will have broad discretion in the application of the net proceeds we receive in this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use, and it is possible that a substantial portion of the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition and results of operations could be harmed, and the market price for our Class A common stock could decline.
We do not intend to pay dividends for the foreseeable future.
We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors. Accordingly, you must rely on the sale of your Class A common stock after price appreciation, which may never occur, as the only way to realize any future gain on your investment.
Additional stock issuances could result in significant dilution to our stockholders.
We may issue additional equity securities to raise capital, make acquisitions, or for a variety of other purposes. Additional issuances of our stock may be made pursuant to the exercise or conversion of new or existing convertible debt securities, warrants, stock options, or other equity incentive awards to new and existing service providers. Any such issuances will result in dilution to existing holders of our stock. We rely on equity-based compensation as an important tool in recruiting and retaining employees. The amount of dilution due to equity-based compensation of our employees and other additional issuances could be substantial.
Delaware law, our status as a public benefit corporation, and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our Class A common stock.
Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon the completion of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us or tender offer that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock.
As a PBC, we may be less attractive as a takeover target than a traditional company and, therefore, your ability to realize a return on your investment through an acquisition of Allbirds may be limited. PBCs may also not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with stockholder value, and stockholders can enforce this through derivative suits. Furthermore, by requiring the boards of directors of PBCs to consider additional constituencies other than maximizing stockholder value, Delaware PBC law could potentially make it easier for such a board to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors.

In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include those that:
•provide for a dual class common stock structure in which holders of our Class B common stock may have the ability to control the outcome of matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, even if they own significantly less than a majority of the outstanding shares of our common stock;
•restrict the forum for certain litigation against us to Delaware or the federal courts, as applicable;
•provide that our board of directors has the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
•divide our board of directors into three classes, Class I, Class II, and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;
•provide that a special meeting of stockholders may be called only by the chair of our board of directors, a chief executive officer, or our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;
•prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•provide that our board of directors may alter our amended and restated bylaws without obtaining stockholder approval;
•require the approval of holders of at least two-thirds of the voting power of the shares of capital stock entitled to vote at an election of directors to adopt, amend, or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;
•require the approval of holders of at least two-thirds of the voting power of the shares of capital stock entitled to vote at an election of directors to amend or repeal any provisions of our amended and restated certificate of incorporation relating to our status as a PBC;
•require the approval of holders of at least two-thirds of the voting power of the shares of capital stock entitled to vote at an election of directors to merge or consolidate with or into another entity if, as a result of such merger or consolidation, the capital stock of Allbirds would become, or be converted into or exchanged for the right to receive, shares or other equity interests in a domestic or foreign corporation that is not a public benefit corporation or similar entity and the certificate of incorporation (or similar governing document) of which does not contain a public benefit provision identical to ours;
•require that stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to our board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company; and
•authorize our board of directors to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, which generally prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters and the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.
Our amended and restated certificate of incorporation will provide that, unless we otherwise consent in writing, (A) (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of Allbirds to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Securities Exchange Act of 1934, or Exchange Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and results of operations. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.
General Risk Factors
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of individuals covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Even if the market in which we compete meets the size estimates and growth forecasts in this prospectus, our business could fail to grow for a variety of reasons outside of our control, including competition in our industry. If any of these risks materialize, it could harm our business and prospects. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the section titled “Market, Industry, and Other Data.”
The requirements of being a public company may increase our costs, strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing standards of The Nasdaq Stock Market, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. Furthermore, several members of our management team do not have prior experience in running a public company. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, financial condition, and results of operations. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.
In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. We also expect that being a public company that is subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly members who can serve on our audit and compensation and leadership management committees, and qualified executive officers.
As a result of the disclosure obligations required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, and results of operations would be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and harm our business, financial condition, and results of operations.
As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.
We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the Securities and Exchange Commission, or SEC, following the date we are no longer an “emerging growth company.” Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.
During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.
We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.
We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and trading volume could decline.
The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

We may incur losses from fraud or theft.
We have occasionally in the past incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a customer did not authorize a purchase, and merchant fraud. As a general matter, we are liable for fraudulent credit card transactions. Although we have measures in place to detect and reduce the occurrence of fraudulent activity on our digital platform, those measures may not always be effective. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or affecting our ability to accept credit cards for payment. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action, and lead to expenses that could substantially impact our results of operations.
Additionally, we have occasionally in the past been, and may in the future be, subject to fraudulent purchases by individuals purchasing our products in bulk with the intention of unlawfully reselling such products at a premium. While we have taken steps to detect and prevent such practices, our failure to identify those activities may adversely affect our brand and reputation.
We have occasionally in the past incurred and may in the future incur losses from theft or “leakage” of our products in our stores or in our distribution centers. While we have taken steps to detect and prevent such issues, those steps may not always be effective. In addition to the direct costs of such losses, such theft or “leakage” of our products could result in lost revenue and unlawful reselling of our products, which could adversely affect our brand and reputation.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: revenue recognition, stock-based compensation, and the fair value of our common stock. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.
We may be subject to periodic claims and litigation that could result in unexpected expenses and could ultimately be resolved against us.
From time to time, we may be involved in litigation and other proceedings, including matters related to product liability claims, stockholder class action and derivative claims, commercial disputes, and copyright infringement, challenging trademarks, and other intellectual property claims, as well as trade, regulatory, employment, and other claims related to our business or our sustainability and ESG practices, statements, and goals. Any of these proceedings could result in significant settlement amounts, damages, fines, or other penalties, divert financial and management resources, and result in significant legal fees. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies or the carriers may decline to fund such final settlements and/or judgments and could have an adverse impact on our business, financial condition, and results of operations. In addition, any proceeding could negatively impact our reputation among our customer and our brand image.
Extreme weather conditions, natural disasters, and other catastrophic events, including those caused by climate change, could negatively impact our results of operations and financial condition.
Extreme weather conditions and volatile changes in weather conditions in the areas in which our offices, retail stores, suppliers, customers, distribution centers, and vendors are located could adversely affect our results of operations and financial condition. Moreover, natural disasters such as earthquakes, hurricanes, tsunamis, floods, monsoons or wildfires, public health crises, such as pandemics and epidemics (including, for example, the COVID-19 pandemic), political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, whether occurring in the United States or abroad, and their related consequences and effects, including energy shortages, could disrupt our operations, the operations of our vendors and other suppliers or result in economic instability that could negatively impact customer spending, any or all of which would negatively impact our results of operations and financial condition. For example, our principal offices are located in Northern California, an area which has a history of earthquakes and wildfires, and are thus vulnerable to damage or disruption. In particular, these types of events could impact our global supply chain, including the ability of vendors to provide raw materials where and when needed, the ability of third parties to manufacture and ship merchandise, and our ability to ship products to customers from or to the impacted region(s).
We may require additional capital to support business growth, and this capital might be unavailable or might be available only by diluting existing stockholders.
We intend to continue making investments to support our business growth and may require additional funds to support this growth. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of international expansion efforts and other growth initiatives, the expansion of our marketing activities and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could fail or be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations, financial condition, business strategy and plans, and objectives of management for future operations, such as statements regarding the benefits and timing of the roll-out of new technology, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:
•our expectations regarding our net revenue, expenses, gross margin, adjusted EBITDA, payback period, and other results of operations;
•our ability to acquire new customers and successfully retain existing customers;
•our ability to gauge and adapt to fashion trends and changing consumer preferences in products, sustainability, price-points, and in-store and digital shopping experiences;
•anticipated spending patterns of existing and new customer cohorts;
•our ability to achieve or sustain profitability;
•future investments in our business, our anticipated capital expenditures, and our estimates regarding our capital requirements;
•our ability to effectively develop and launch new, innovative, and updated products;
•our ability to effectively manage our inventory and supply chain, including with respect to environmental, social, and governance, or ESG, matters;
•our ability to effectively increase the number of and management our retail locations;
•the costs and success of our sales and marketing efforts, and our ability to promote our brand;
•our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;
•our ability to achieve the sustainability targets and goals that we have announced;
•our commitments to meeting certain threshold ESG criteria and reporting ESG practices in connection with the Sustainability Principles and Objectives Framework;
•our expectations regarding ESG initiatives;
•our ability to effectively manage our growth, including any international expansion;
•our ability to protect our intellectual property rights and any costs associated therewith;
•our dependence on key suppliers and manufacturers;
•the effects of the COVID-19 pandemic or other public health crises;
•our focus on a specific public benefit purpose and potential resulting negative effects on our financial performance;
•our ability to compete effectively with existing competitors and new market entrants; and
•our total addressable market and the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and results of operations. The outcome of the events described in these forward-looking statements is subject to risks and uncertainties, including the factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that such information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements contained in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in or expressed by, and you should not place undue reliance on, our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET, INDUSTRY, AND OTHER DATA
This prospectus contains statistical data, estimates, forecasts, and other information concerning our business, carbon footprint and greenhouse gas emissions, and our industry, including market position and the size and growth rates of the markets in which we participate, that are based on industry publications and reports. While we believe this information contained in this prospectus is reliable and is based on reasonable assumptions, this information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Among other items, certain of the market research included in this prospectus was published prior to the outbreak of COVID-19 and did not anticipate the pandemic or the impact it has had on our industry. We have utilized this pre-pandemic market research in the absence of updated sources. These and other factors could cause results to differ materially from those expressed in these publications and reports.
The sources of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:
•5W Public Relations, 5WPR 2020 Consumer Culture Report: Insight into the complexities of the modern consumer’s motivations, influences and purchasing habits, published 2020;
•American Apparel and Footwear Association, ApparelStats & ShoeStats 2019, published 2019;
•Appnovation Technologies, Inc., The Digital Consumer: Shifting Expectations and Digital Readiness, published February 2021;
•Daniel J. Edelman Holdings, Inc., 2019 Edelman Trust Barometer Special Report: In Brands We Trust?, published June 2019;
•Deloitte, Global Millennial Survey 2020, published June 2020;
•Klarna, May 2021 survey;
•McKinsey & Company and Global Fashion Agenda, Fashion on Climate: How the Fashion Industry Can Urgently Act to Reduce Its Greenhouse Gas Emissions, published August 2020;
•McKinsey & Company, The State of Fashion 2021, published December 1, 2020;
•Quantis, Measuring Fashion: Environmental Impact of the Global Apparel and Footwear Industries Study, published 2018;
•Statista Inc., Apparel, footwear and accessories sales as percentages of total retail e-commerce sales in the United States from 2017 to 2024;
•Statista Inc., Apparel revenue United States from 2012 to 2025;
•Statista Inc., Apparel volume worldwide from 2012 to 2025;
•Statista Inc., Fashion eCommerce report 2020, published November 2020;
•Statista Inc., Footwear market size worldwide from 2020 to 2027;
•Statista Inc., Footwear Report 2020, published July 2020;
•Statista Inc., Footwear revenue United States from 2012 to 2025;
•Statista Inc., Global Apparel Market - Statistics & Facts, published January 22, 2021; and
•Statista Inc., Quantity of footwear produced worldwide from 2015 to 2019.

All references to McKinsey & Company or McKinsey throughout this prospectus refer to the publicly available sources listed above.
This prospectus includes statements about our carbon footprint, CO2e emissions, and carbon neutrality, which we have based on the following methodologies:
•Product carbon footprint: To calculate product carbon footprints, we use a Life Cycle Assessment, or LCA, methodology to measure the emissions created across the lifetime of our products, including raw materials production, manufacturing, transportation, product use, and end of life. Our LCA methodology has been built in partnership with external experts, and has been third-party verified to meet ISO 14067 standards, the international standard for quantifying, monitoring, reporting, and validating greenhouse gas emissions. When comparing our products to a “standard sneaker,” it is important to ensure consistent methodology and assumptions, so we developed a set of assumptions for a “standard sneaker” based on a third-party academic LCA of a running shoe.
•Enterprise carbon footprint (greenhouse gas inventory): We measure and report scope 1, 2, and 3 emissions on an absolute basis in accordance with the World Resources Institute’s, or WRI’s, GHG Protocol. Our inventory covers categories 1-7 and 9 of Scope 3 emissions, representing all material Scope 3 emissions, and has been independently verified.
•CO2e (GHG) emissions: Our product carbon footprint methodology calculates the kilograms of carbon dioxide equivalent, or CO2e, emitted to make an Allbirds product. That means that in addition to calculating carbon dioxide emissions, other greenhouse gases are accounted for and converted to an equivalent amount of CO2, assuming the global warming potential values provided by the Intergovernmental Panel on Climate Change.
•Carbon neutrality: In 2019, Allbirds became a carbon neutral company, meaning that we measure our scope 1, 2, and 3 emissions, we make efforts to reduce our emissions, and we purchase credible offsets against 100% of our emissions. We follow standards set by Climate Neutral, a non-profit organization working to decrease global carbon emissions that we are a founding member of.
This prospectus includes references to our Net Promoter Score, which we use to measure our customers’ brand loyalty and satisfaction, and can range from -100 to +100 based on the question: “How likely are you to recommend Allbirds to a friend?” Responses were collected from 0 (Not Likely) to 10 (Very Likely). Our Net Promoter Score is based on approximately 15,000 to 20,000 customer responses each quarter, which are collected in response to an email that is automatically generated 14 days after a purchase of our products and randomly distributed across our markets. Our Net Promoter Score was calculated by using the standard methodology of subtracting the percentage of customers who responded that they are not likely to recommend Allbirds (a score of 6 or lower) from the percentage of customers who responded that they are very likely to recommend Allbirds (a score of 9 or 10) and averaged across all geographic markets. The Net Promoter Score gives no weight to customers who declined to answer the survey question. This method is substantially consistent with how businesses across our industry and other industries typically calculate their Net Promoter Score.
This prospectus includes references to our aided brand awareness, which we measure as the percentage of respondents who express knowledge of Allbirds when asked the open-ended question: “What footwear/apparel brands are you aware of?” and then being prompted with our brand name in response to the question: “Are you aware of any of the following brands?”. We track aided brand awareness through surveys using third-party services and partner panels. These surveys typically consist of 25 questions and sample 1,800 complete responses from individuals in the United States each quarter. The identity of the respondents is confidential, but we collect information about certain respondent demographics on a voluntary basis through non-mandatory survey questions, which confirm that the respondents are representative of the U.S. demographic mix (census balanced). Surveys are sent out every week to about 150 individuals in order to eliminate bias due to timing of the study. We collect the data on a continuous basis and analyze survey results once the quarterly quota of complete responses is reached.
This prospectus includes references to our Customer Satisfaction, or CSAT, rating, which we use to measure the satisfaction of people’s interactions with our customer experience, or CX, team. The CSAT rating is based on responses to a survey that is automatically generated 24 hours after a customer or potential customer contacts our CX team through phone, e-mail, chat, or text message. To answer the question “How satisfied are you with the service you received from (Allbirds’ CX employee name) today?”, respondents can select from one to five stars. The CSAT rating is calculated as the percentage of four and five star responses out of the total number of responses. The CSAT rating gives no weight to those who decline to answer the survey questions. Our CSAT rating in 2020 was based on a total of approximately 40,000 responses following interactions of customers and potential customers in the United States, New Zealand, and Australia with our CX team (including seasonal CX team members).We make references throughout this prospectus to the performance of our Boston Back Bay store, for which we conducted a case study. These results may not necessarily be indicative of the performance of our other stores, or stores we may open in the future.
This prospectus includes references to a Corporate ESG Assessment performed by Sustainalytics, a Morningstar company, or Sustainalytics. Allbirds has been provided with an indicative Corporate ESG Assessment, or the Assessment, by Sustainalytics, a globally recognized provider of ESG research, ratings, and data, that provides research based on its independent methodology, and publicly available information from issuers. The Assessment is published on Sustainalytics’ website, however such research is not part of any offering, nor shall it be considered as an offer to buy a security, investment advice, or an assurance letter, and no information provided by Sustainalytics under the Assessment shall be considered as being a statement, representation, warranty, or argument either in favor or against the truthfulness, reliability, or completeness of any facts or statements that Allbirds has made available to Sustainalytics for the purpose of the Assessment, in light of the circumstances under which such facts or statements have been presented. Furthermore, the Assessment provided hereunder shall not constitute nor represent an “expert opinion” or “negative assurance letter” as these terms are defined by any applicable legislation. The Assessment, in particular the images, text, and graphics contained therein, and the layout and company logo of Sustainalytics and/or Morningstar are protected under copyright and trademark law. Any use thereof shall require express prior written consent. Use shall be deemed to refer in particular to the copying or duplication of the Assessment wholly or in part, the distribution of the Assessment, either free of charge or against payment, or the exploitation of the Assessment in any other conceivable manner. The Assessment has not been submitted to, nor received approval from, the Securities and Exchange Commission or any other regulatory body. While Sustainalytics exercised due care in compiling the Assessment, it makes no warranty, express or implied, regarding the accuracy, completeness, or usefulness of this information and assumes no liability with respect to the consequences of relying on this information for investment or other purposes. In particular, the research and scores provided are not intended to constitute an offer, solicitation, or advice to buy or sell securities nor are they intended to solicit votes or proxies.
Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately $      million assuming an initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders in this offering.
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds we receive from this offering by approximately $       million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds we receive from this offering by approximately $      million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.
The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, or technologies. However, we do not have agreements or commitments to enter into any such acquisitions or investments at this time.
As of the date of this prospectus, we cannot specify with certainty the specific allocations or all of the particular uses for the net proceeds to be received upon completion of this offering. The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions, which could change in the future as or plans and business conditions evolve. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds of this offering. We intend to invest the net proceeds we receive from this offering that are not used as described above in short- and intermediate-term, interest-bearing obligations, investment-grade instruments or other securities.

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our credit agreement with JPMorgan Chase Bank, N.A. contains covenants that restrict our ability to pay dividends, and we may enter into agreements in the future that contain restrictions on the payment of cash dividends. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2021:
•on an actual basis;
•on a pro forma basis, reflecting (1) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock that was effected on September 21, 2021, (2) the automatic conversion of 70,990,919 shares of our convertible preferred stock outstanding as of June 30, 2021 into an equivalent number of shares of our Class B common stock immediately prior to the completion of this offering, (3) the reclassification of our convertible preferred stock warrant liability to additional paid-in capital and the automatic exchange of the convertible preferred stock warrants outstanding as of June 30, 2021 for 1,104,560 shares of our Class B common stock in connection with this offering, (4) the issuance of 747,908 shares of our Class B common stock immediately prior to the completion of this offering upon the exercise of common stock warrants outstanding as of June 30, 2021, with a weighted-average exercise price of $0.14 per share, and (5) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect upon the completion of this offering; and
•on a pro forma as adjusted basis, reflecting (1) the pro forma items described immediately above, (2) our receipt of $      million in net proceeds from our issuance and sale of              shares of our Class A common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (3) the conversion of                 shares of our Class B common stock into an equivalent number of shares of our Class A common stock in connection with the sale of such shares by the selling stockholders in this offering. For more information, see the section titled “Principal and Selling Stockholders.” We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders in this offering.
The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information set forth below together with all of the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto.

	As of June 30, 2021
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$94,862	$94,970
Preferred stock warrant liability	11,243	—
Convertible preferred stock, $0.0001 par value per share; 75,812,755 shares authorized, 70,990,919 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted	204,049	—
Stockholders’ (deficit) equity:
Common stock, $0.0001 par value per share; 154,379,258 shares authorized, 54,894,072 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	5	—
Class A common stock, $0.0001 par value per share; no shares authorized, issued or outstanding, actual; 2,000,000,000 shares authorized, no shares issued and outstanding, pro forma; 2,000,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Class B common stock, $0.0001 par value per share; no shares authorized, issued or outstanding, actual; 200,000,000 shares authorized, 127,737,459 shares issued and outstanding, pro forma; 200,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	—	12
Preferred stock, $0.0001 par value per share; no shares authorized, issued or outstanding, actual; 20,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Additional paid-in capital	70,588	285,980
Accumulated other comprehensive (loss) income	1,626	1,626
Accumulated deficit	(113,144)	(113,144)
Total stockholders’ (deficit) equity:	(40,925)	174,475
Total capitalization	$174,367	$174,475
________________
(1)Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents and total stockholders’ (deficit) equity by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents and total stockholders’ (deficit) equity by approximately $           million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.
The outstanding share information in the table above is based on no shares of our Class A common stock and 127,737,459 shares of our Class B common stock (including our convertible preferred stock on an as-converted basis and warrants being exercised or exchanged in connection with this offering on an as-exercised or as-exchanged basis, as applicable) outstanding as of June 30, 2021, and excludes:
•17,957,111 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock issued under our 2015 Equity Incentive Plan, as amended, or 2015 Plan, outstanding as of June 30, 2021, with a weighted-average exercise price of $3.46 per share;
•830,227 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock issued under our 2015 Plan granted after June 30, 2021, with a weighted-average exercise price of $11.10 per share;

•14,661,162 shares of our Class A common stock reserved for future issuance under our 2021 Equity Incentive Plan, which will become effective in connection with this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of our Class A common stock reserved for issuance thereunder, and any shares underlying stock awards outstanding under the 2015 Plan that expire or are repurchased, forfeited, canceled or withheld;
•2,932,232 shares of our Class A common stock reserved for future issuance under our Employee Stock Purchase Plan, which will become effective in connection with this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of our Class A common stock reserved for issuance thereunder; and
•188,264 shares of our Class B common stock issuable upon the exercise of warrants outstanding as of June 30, 2021, with a weighted-average exercise price of $0.27 per share.

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering.
As of June 30, 2021, we had a pro forma net tangible book value of $173.8 million, or $1.36 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2021, after giving effect to (1) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock that was effected on September 21, 2021, (2) the automatic conversion of 70,990,919 shares of our convertible preferred stock outstanding as of June 30, 2021 into an equivalent number of shares of our Class B common stock immediately prior to the completion of this offering, (3) the reclassification of our convertible preferred stock warrant liability to additional paid-in capital and the automatic exchange of the convertible preferred stock warrants outstanding as of June 30, 2021 for 1,104,560 shares of our Class B common stock in connection with this offering, (4) the issuance of 747,908 shares of our Class B common stock immediately prior to the completion of this offering upon the exercise of common stock warrants outstanding as of June 30, 2021, with a weighted-average exercise price of $0.14 per share, and (5) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect upon the completion of this offering.
After giving further effect to our issuance and sale of              shares of our Class A common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been approximately $              million, or approximately $      per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $       per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $       per share to new investors purchasing shares of Class A common stock in this offering.
Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2021	$1.36
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors in this offering		$
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $              , and dilution in pro forma net tangible book value per share to new investors by approximately $              , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $              per share and decrease (increase) the dilution to investors participating in this offering by approximately $               per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions.
The following table summarizes, on the pro forma as adjusted basis described above, as of June 30, 2021, the differences between the number of shares of Class A and Class B common stock purchased from us by our existing stockholders and Class A common stock purchased from us by new investors purchasing shares in this offering, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares of

Class A common stock and Class B common stock issued prior to this offering and the price to be paid by new investors for shares of Class A common stock in this offering. The calculation below is based on the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Total		100%	$	100%
Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to              shares, or       % of the total number of shares of our Class A and Class B common stock outstanding immediately after the completion of this offering, and will increase the number of shares held by new investors to              shares, or       % of the total number of shares of our Class A and Class B common stock outstanding immediately after the completion of this offering.
If the underwriters exercise their option to purchase additional shares from the selling stockholders in full, our existing stockholders would own        %, and new investors purchasing shares of our Class A common stock in this offering would own       %, of the total number of shares of our Class A and Class B common stock outstanding immediately after the completion of this offering.
The outstanding share information in the table above is based on no shares of our Class A common stock and 127,737,459 shares of our Class B common stock (including our convertible preferred stock, on an as-converted basis and warrants being exercised or exchanged in connection with this offering on an as-exercised or as-exchanged basis, as applicable) outstanding as of June 30, 2021, and excludes:
•17,957,111 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock issued under our 2015 Equity Incentive Plan, as amended, or 2015 Plan, outstanding as of June 30, 2021, with a weighted-average exercise price of $3.46 per share;
•830,227 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock issued under our 2015 Plan granted after June 30, 2021, with a weighted-average exercise price of $11.10 per share;
•14,661,162 shares of our Class A common stock reserved for future issuance under our 2021 Equity Incentive Plan, which will become effective in connection with this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of our Class A common stock reserved for issuance thereunder, and any shares underlying stock awards outstanding under the 2015 Plan that expire or are repurchased, forfeited, canceled or withheld;
•2,932,232 shares of our Class A common stock reserved for future issuance under our Employee Stock Purchase Plan, which will become effective in connection with this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of our Class A common stock reserved for issuance thereunder; and
•188,264 shares of our Class B common stock issuable upon the exercise of warrants outstanding as of June 30, 2021, with a weighted-average exercise price of $0.27 per share.
To the extent any outstanding options are exercised, or new stock options are issued, under our equity incentive plans, or we issue additional equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis together with the section titled “Prospectus Summary—Summary Consolidated Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from management’s expectations as a result of various factors, including, but not limited to, those discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward Looking Statements.”
Overview
Allbirds is a global lifestyle brand that innovates with naturally derived materials to make better footwear and apparel products in a better way, while treading lighter on our planet.
We began our journey in 2015 with three fundamental beliefs about the emerging generation of consumers: first, these consumers recognize that climate change is an existential threat to the human race; second, these consumers connect their purchase decisions with their impact on the planet, demanding more from businesses; and third, these consumers do not want to compromise between looking good, feeling good, and doing good.
When our founders established Allbirds, they set out to create a purpose-native company built upon a system that leverages nature in a responsible way—every aspect of our company is woven together with this mission, fueling a thriving financial business. While many businesses see tension between profit and purpose, we see opportunity. We became a public benefit corporation, or PBC, under Delaware law and earned our B Corporation, or B Corp, certification in 2016, codifying how we take into account the impact our actions have on all of our stakeholders, including the environment, our flock of employees, communities, consumers, and investors. The more sustainable we are, the better we believe our products and business will be. We are proud of the alignment of financial and environmental benefits from our work, and that we are able to serve as a driving force in a new age of sustainable enterprise.
We harness nature to find incredible innovations that create differentiated products so that our customers do not have to compromise between looking good, feeling good, and doing good for the planet. Our strength in development of naturally derived materials serves as a competitive advantage, as we create premium products that are sustainable and that we believe are better than synthetic alternatives across comfort, style, and performance. Our most iconic product, the Wool Runner, which TIME Magazine named the “World’s Most Comfortable Shoe,” features a distinctly simple design showcasing our sustainably-sourced merino wool combined with our innovative SweetFoam sole, made with the world’s first carbon-negative green ethylene-vinyl acetate. We continue to innovate our materials with natural sources such as tree fiber, sugarcane, crab shells, and more. Over time, we believe we have become a recognized innovation leader and a partner of choice for launching sustainable innovations, which we believe creates a virtuous cycle of further innovation. The product philosophy that drives our business remains the same: sustainability at the core to fuel performance, comfort, and beautiful design. By focusing on sustainable materials, we have unlocked a broad set of opportunities that the rest of the industry has largely ignored, while creating products our customers love to wear as they tread lighter. We believe our products are not just better, but also better for the planet, with an average pair of Allbirds shoes carrying a carbon footprint that is approximately 30% less than our estimated carbon footprint for a standard pair of sneakers, due to our use of renewable, natural materials and responsible manufacturing.
We couple this differentiated performance and impact of our shoes with a unique design language that has become synonymous with our brand. Beginning with the Wool Runners and woven across all of our products, we strip away unnecessary details, sparing our customer from becoming a walking billboard, leaving a touch of Allbirds verve to signify the association with our brand. This design approach “with the right amount of nothing” allows us to make stylish, comfortable, and high-performance products that our customers love.
We have achieved our rapid growth through a digitally-led vertical retail distribution strategy. We market directly to consumers via our localized multilingual digital platform and our physical footprint of 27 stores as of

June 30, 2021. Through our robust distribution infrastructure, we are able to reach 35 countries, increasing customer touchpoints and driving brand awareness, all while maintaining a carbon-neutral supply chain since 2019. Our direct distribution model allows us to control our sales channels and build deep relationships with our customers by delivering high-quality products through a seamless and immersive brand experience, whether shopping on our website, on our app, or in one of our Allbirds stores. In 2020, our digital channel represented 89% of our sales, while stores accounted for the other 11% of our sales. Our stores serve as an effective and profitable source of new customer acquisition, increase awareness of our brand, and drive traffic to our digital platform.
By serving consumers directly, we cut out the layers of costs associated with traditional wholesalers, creating a more efficient cost structure and higher gross margin, which we believe allows us to deliver better products and a better experience to customers at a price point competitors would have difficulty matching. We believe our differentiated vertical retail model enables a margin structure that allows us to provide high-quality material and product while pricing lower compared to a traditional wholesale model. We are able to gain deep visibility into what our customers want, from design and development through to purchase. We then close the loop by reinvesting back into product quality and materials science.
Designing and creating innovative, sustainable materials is a challenging process for both our internal R&D teams as well as our supply chain partners. We have invested time and resources to train our manufacturers to use our natural materials, which we believe makes it difficult to replicate our novel manufacturing processes at our product quality.
We believe the following four aspects together have created durable competitive moats and resonate deeply with consumers: (1) an authentic, purpose-driven brand that resonates with our stakeholders; (2) innovative and differentiated products propelled by our status as a partner of choice for launching sustainable innovations; (3) a vertical distribution model that enables higher quality at a lower price compared to a traditional wholesale model; and (4) difficult-to-replicate manufacturing know-how. Our target consumers are a vast and rapidly growing segment of the population, which strives to live a more balanced, sustainable lifestyle through an understanding of the impact of their buying habits. Our purpose and mission, coupled with innovation and a vertically integrated business model, allow us to meet the call of our consumers across the globe.
Today, we are a high-growth company with a loyal and expanding customer base that has earned our brand the permission to expand beyond our casual footwear origins and enter adjacent categories such as performance running shoes and apparel. Our strong brand equity is fueled by our differentiated products created by sustainability-driven innovation. This sets us apart from other lifestyle brands—the unique affinity consumers have for our brand is validated by our high Net Promoter Score, which has consistently been 83 or higher since the first quarter of 2019 and was 86 for the first half of 2021. Approximately 53% of our net sales in 2020 came from repeat customers, which we define as customers who have made a prior purchase with us in any period. Furthermore, of our U.S. customers acquired between 2016 and 2019, the average lifetime spend of the top 25% in each cohort is $446, demonstrating how our most loyal customers have made Allbirds a part of their lifestyle. See the section titled “Market, Industry, and Other Data” for additional information regarding Net Promoter Score.
How We Got Here Today
From day one, our vision has been to become a global lifestyle brand that makes better things in a better way, providing our customers exactly what they want, where they want it, and when they want it, all while treading lighter on the planet. We have proven our thesis that a purpose-driven idea can be scaled into a global business by creating superior products with sustainability as the underlying foundation for everything we do.

JANUARY 2014
Kickstarter campaign raising more than $120,000 in first three days

MAY 2015
Officially began our journey and incorporated as a company

FEBRUARY 2016
Became a Public Benefit Corporation

MARCH 2016
The Original Wool Runner named “The World’s Most Comfortable Shoe” by TIME Magazine after launching Allbirds website in the United States and New Zealand

DECEMBER 2016
Earned our B Corp certification

MAY 2017
Opened first store location in San Francisco

JANUARY 2018
Sold our 1,000,000th shoe

MARCH 2018
Launched new Tree material from FSC certified forests

AUGUST 2018
Creation of SweetFoam made from Brazilian sugarcane

OCTOBER 2018
Entered Europe with our first international store in London

EARTH DAY 2019
Announced Allbirds Carbon Fund to go 100% carbon neutral

APRIL 2019
Entered Asia, launching the China market with two digital platforms and two stores in Shanghai and Beijing

AUGUST 2019
Entered apparel category with socks made from Trino yarn - a blend of Tree and merino fibers

CARBON FOOTPRINT
8.1
KG CO2E

EARTH DAY 2020
Launched Carbon footprint labels across all products in the hope that other companies would follow suit

APRIL 2020
Entered the Perform category with the launch of the Tree Dasher

OCTOBER 2020
Expanded core product offerings in Apparel with shirts and sweaters

FOOTPRINT_CALCULATOR
.xlsx

EARTH DAY 2021
Released the Carbon Footprint Calculator to the world

MAY 2021
Debuted the world’s most sustainable performance shoe with the lowest carbon footprint through partnership with adidas

JULY 2021
Publicly announced the Allbirds Flight Plan, outlining our 2025 and 2030 sustainability targets

Over time, our business has transformed significantly while staying true to our original purpose. We have built our business around the idea that consumers buy great products, but are also looking for brands that support positive change, place comfort and versatility at the forefront of their design, and create a seamless customer experience. We have methodically built the foundation for our business to ensure that our customers do not have to compromise between looking good, feeling good, and doing good for the planet.
Product Innovation Platform
Product innovation is built into our DNA and enables us to create new and beautiful materials from nature and leverage them across a broad range of products and categories—all without compromising comfort, sustainability, and style.
•Our expertise and supplier relationships have allowed us to work with new and innovative materials to complement our simple, versatile product designs.
•Since beginning our journey in 2015, we have built a palette of distinctive “Hero” materials that provide the foundation for our platform of products. We started with merino wool in 2015 before moving into other materials including tree, sugarcane, and crab shells. Over several years, we have carefully constructed a foundation in footwear that has proven our ability to develop high-quality, sustainable products with technical expertise.
Purpose-Driven Brand with an Inspirational Voice
Since establishing our structure as a PBC and earning our B Corp certification status in 2016, we have demonstrated to all of our stakeholders that sustainability is at the core of everything we do. Our global lifestyle brand, with nature as our inspiration, helps consumers to live life in a better balance without compromising on product quality or comfort.
•We have consistently demonstrated our commitment to people and the planet—inspiring with actions, not just words.
◦Our Earth Day campaigns, including our 2019 partnership with the National Audubon Society to release a limited-edition shoe supporting endangered birds, our 2019 announcement of the Allbirds Carbon Fund to go 100% carbon neutral, our carbon footprint labeling initiative that began in 2020, and our release of the Carbon Footprint Calculator in 2021, demonstrate our commitment to supporting sustainability and inspiring others to do the same.
◦Our Healthcare Donation campaign in March 2020, in which we donated $1.3 million dollars of our products to COVID-19 frontline workers, demonstrates our commitment to the communities we live in.
◦Our recent partnership with adidas in May 2021 to create the world’s lowest carbon footprint running shoe at 2.94kg of carbon dioxide equivalent emissions demonstrates our willingness to push unconventional solutions that prioritize collaboration and put sustainability front and center.
•We also maintain an end-of-life program for products returned to us that cannot be resold by donating them to Soles4Souls, a non-profit organization that distributes footwear and clothing in developing countries. Since our first sale in 2016, we have donated more than 225,000 pairs of shoes to Soles4Souls.

Deep Connections with Our Repeat Customers Around the Globe
We believe consumer demand for purpose-driven brands is massive, and we have built a brand that engages our most loyal customers to spend more with us and spread the message of what our brand represents, both in the United States and abroad.
•Our product innovation engine and unwavering commitment to sustainability have enabled us to build authentic connections with our repeat customers.
◦We have sold our products to over four million customers since our founding. As of June 30, 2021, and we had more than two million people on our email list and nearly one million followers on social media.
◦We have continued to grow our sales from repeat customers, with the percentage of total net sales from repeat customers increasing from 41% in 2018 to 53% in 2020.
◦The average spend by a repeat customer in a given cohort is over 25% more in their second year as compared to what was spent in the first year, and the average spend by a repeat customer continues to increase each subsequent year.
•To build our global brand, we opened stores internationally and hired on-the-ground teams in Asia, Europe, and Oceania to learn more about new markets and localize our interactions.
◦24% of our net revenue in 2020 came from outside the United States.
◦As of June 30, 2021, we had 168 employees outside of the United States.
Vertical Retail Distribution Strategy
Our digitally-led vertical retail distribution strategy combines our digital offerings with our stores so we can meet consumers where they are, delivering value and convenience, with our stores serving as brand beacons.
•Our company was born online—from the outset we developed a direct, convenient digital platform for our customers.
•We opened our first store in the United States in 2017 and have since been expanding our store fleet to reach more consumers. In 2018, we opened our first international store in London. As of June 30, 2021, we had 15 stores in the United States and 12 stores outside of the United States.
◦As of June 30, 2021, we had the ability to reach 35 countries across our multilingual digital platform and 27 retail stores.
Robust Infrastructure Creating a Platform for Scale
Our vision from day one has been to be a global lifestyle brand that makes and delivers better products in a better way. Through careful investments and strategic partnerships, we have built a robust infrastructure with key investments in place across several functional areas that will enable our company to profitably scale.
•With 27 retail stores and nine distribution centers, we have created a global foundation on which we can continue to build.
◦Our supply chain is designed to allow our inventory to go from purchase order to ex-factory in as little as 45 days and our distribution network enables us to reach our consumer footprint in a matter of days.
•Our technology infrastructure combines tried-and-true enterprise systems and custom technology stacks with an in-house data ecosystem designed to allow us to scale our systems and capture data effectively.
◦Our nine localized websites support seven languages.

◦We are continuing to find new ways to innovate with technology, including our native iOS app launch in late 2020, investments in radio-frequency identification, and personalized email campaigns targeting our over two million customer email list.
Recent Financial Performance
•We grew net revenue at a 32% compound annual growth rate from $126.0 million in 2018 to $219.3 million in 2020:
◦We achieved 13% year-over-year net revenue growth in 2020, recording a year-over-year revenue growth rate of 21% in our digital channel, which was partially offset by a 25% decline in our physical retail channel largely driven by the impact of store closures due to COVID-19; and
◦We achieved 54% year-over-year net revenue growth in 2019, recording a year-over-year revenue growth rate of 42% in our digital channel and 157% year-over-year revenue growth in our physical retail channel as we grew from three to 14 retail locations.
◦We have more than tripled our net revenue from $60.5 million in 2017 (our first full year of selling products to customers) to $193.7 million in 2019.
•We increased gross margin by 454 basis points from 46.9% in 2018 to 51.4% in 2020 due to favorable product and business mix, executing on accretive product innovation, achieving economies of scale with manufacturers and key service providers, and increasing the efficiency of our global supply chain.
•We reported net losses of $14.5 million and $25.9 million and adjusted EBITDA of $(1.3) million and $(15.4) million in 2019 and 2020, respectively.

Net Sales by Channel
(in millions USD)
32% Total Growth
31% Digital Growth
$126
$13
$113
$194
$33
$161
$219
$25
$195
2018
2019
2020
Digital
Physical Retail

Gross Profit
(in millions USD)
454 basis
points expansion
47%
$59
51%
$99
51%
$113
2018
2019
2020

Adjusted EBITDA is a measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. See the section titled “—Non-GAAP Financial Measure” below for the definition of adjusted EBITDA, as well as a reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

Key Factors Affecting Our Performance
Our financial and operating conditions have been, and will continue to be, affected by a number of factors, including the following:
Ability to Increase Brand Awareness and Drive Efficient Customer Acquisition
The ability to communicate our mission of making better things in a better way is integral to our success in engaging new customers and introducing them to our products and brand. Allbirds is still relatively unknown, with aided brand awareness of 10.9% in the United States in the first quarter of 2021, underscoring a large opportunity to scale our customer base and drive future growth. Our continued focus on elevating our product offerings combined with our differentiated brand approach and authenticity is critical to attracting new customers and increasing closet share. Further, we must continue to emphasize our commitment to people, the planet, and our investors in order to further increase our reach and highlight the integrity of our brand. See the section titled “Market, Industry, and Other Data” for additional information regarding aided brand awareness.
As we continue to scale and build our global brand awareness, our goal is to acquire new customers in a cost-effective way. We will continue to invest in customer acquisition while the underlying customer unit economics indicate the return on investment is strong. We assess our performance by comparing the contribution profit we generate from customers to customer acquisition cost, or CAC. Contribution profit is defined as gross profit, which is burdened by variable costs including shipping and fulfillment fees, less any merchant processing fees. We define CAC as total marketing expense for a given period divided by the new customers acquired during that period. We define new customers acquired based on new personal identifiers provided at the time of purchase. We have consistently achieved contribution profit in excess of CAC within the initial month of purchase for each annual cohort since inception.
As our average order value further expands from a strong level of $124 on a gross basis in 2020, we expect to continue to generate a contribution profit from our customers that exceeds the upfront acquisition cost within the initial month of purchase and continues to grow over time as our customers engage in repeat purchases.
The continued execution of our customer acquisition strategy is key to acquiring more customers and driving growth and profitability for our business. Our ability to acquire more customers depends significantly on a number of factors, including the level and pattern of consumer spending in the product categories in which we operate and our ability to expand our brand awareness.
Continued Growth Within Existing Customer Base and Increasing Closet Share
In addition to seeking to acquire new customers, we continuously seek ways to engage with our large and growing base of over four million existing customers. We aim to grow our closet share within our existing customer base, especially as we expand into new product categories and line extensions. We believe we must continue to innovate with new products in order to drive consumer engagement, increase closet share, and expand beyond the footwear category to move up the body with apparel. At the same time, it is critical that we maintain our long-trusted commitment to offering the most comfortable, high performance, and sustainable products. Our continued growth within our existing customer base will depend in part on our ability to continue to innovate with new products appealing to our existing customers.
Engaging and retaining our customers with new products, experiences, and innovations is key to our profitable growth strategy. Our digitally-native vertical distribution strategy allows us to perform meaningful analysis to aid in measuring our success in this area. We have continued to grow our sales from repeat customers, with the percentage of total net sales from repeat customers increasing from 41% in 2018 to 53% in 2020.
We intend to grow our customers’ repeat purchases going forward by continuing to innovate our product offerings, expand our assortment, and deliver a great shopping experience across digital and physical retail channels, and we have continued to engage with customers and grow their loyalty with us over time. Of our U.S. customers acquired between 2016 and 2019, approximately 43% of such customers returned for a second purchase by December 31, 2020. After a second purchase, 50% of those customers purchased again, and after a third purchase, 55% of those customers purchased again.

Customers increase their repeat repurchase rate as they purchase more

Third to
fourth purchase
Second to
third purchase
43%
50%
55%
Second
Purchase
Third
Purchase
Fourth
Purchase

Our repeat customers not only continue to repeat purchase with us, but the average spend by a repeat customer in a given cohort is over 25% more in their second year as compared to what was spent in the first year, and the average spend by a repeat customer continues to increase each subsequent year.
Furthermore, of these customers, the average lifetime spend of the top 25% in each cohort is $446, demonstrating how our most loyal customers have made Allbirds a part of their lifestyle. This is driven in part by the continued expansion of our product offerings, as evidenced by the fact that approximately 80% of orders from repeat customers in the six-month period ended June 30, 2021 included a different item than in their first order, and 26% of those orders were for multiple items. Based on how we have historically seen our cohorts perform, we believe our newer cohorts will continue to grow lifetime spend in line with our longer-dated cohorts.
Execution of Our Vertical Retail Distribution Strategy and Continued Growth of Our Store Fleet
Our long-term growth strategy relies on our ability to grow across various channels, including digitally and in our stores. We believe this seamless consumer buying experience is important to meeting the needs of our growing customer base while also growing revenue. Our digital sales in 2020 grew by 21% compared to 2019, while physical retail sales in 2020 fell by 25% compared to 2019 primarily due to the impact of store closures due to COVID-19. In 2020, our retail sales made up 11% of our total net revenue, down from 17% in 2019.
We believe that growing our store footprint in the United States and internationally will help grow brand awareness, allow us to be in closer proximity to new customers, and drive profitable growth. With strong pre-COVID-19 unit economics, our store operations have historically been highly profitable, capital-efficient, and provided strong investment returns. All U.S. stores that were operating in 2019 generated approximately $4.3 million average unit volume, or AUV, in their first 12 months of operation, including the stores that had their first 12 months of sales affected by COVID-19 after March 2020. In 2020, our retail operations were disrupted by the impact of the COVID-19 pandemic. We expect our stores to rebound to pre-COVID levels over time following the broader reopening of the economy. Based on this pre-COVID performance, we believe our new stores will be highly profitable, have attractive payback periods, serve as good capital investments, and be positioned well to take advantage of physical retail’s recovery from the pandemic. We also expect net revenue and gross margin to benefit from increased sales through our physical retail channel, which benefits from a lower return rate and decreased shipping costs. We have also seen a corresponding increase in digital traffic and digital sales as a result of store builds in new markets. Furthermore, as we grow our store footprint, we believe we will be able to expand our valuable multi-channel customer base. Across all cohorts and through June 30, 2021, our multi-channel repeat customers, who represented 12% of our total repeat customers as of such date, on average spent approximately 1.5 times more than our single-channel repeat customers.
As an example of the benefits of our vertical retail distribution strategy, our Boston Back Bay store achieved standalone payback within eight months. Furthermore, in the three months after our Boston Back Bay store opened in March 2019, the Boston DMA region saw a 15% increase in website traffic, an 83% increase in new customers and, ultimately, a 77% increase in overall net sales, as compared to a comparable control market.
We believe our omni-channel growth strategy will continue to require investment in store build outs, field infrastructure and technology to ensure that our model reaches new customers, runs in a cost-efficient manner, and provides continued innovation in the customer buying experience.

To summarize our strong customer economics that underpin our first three key factors affecting our performance that we believe will continue to grow our customer value over time:

PROFITABLE WITHIN INITIAL MONTH OF PURCHASE

100%

of all cohorts have contribution profits in excess of CAC within the initial month of purchase

Represents annual cohorts

STRONG REPEAT RATE

43%

of customers **returned** for second purchase

Across all cohorts as of FYE 2020

INCREASED SPEND UPON RETURN

25%

increase in average spend by repeat customers in second year

80%

of repeat orders in 1H 2021 include a different item

26%

of repeat orders in 1H 2021 include multiple items

HIGHLY VALUABLE MULTI-CHANNEL CUSTOMERS

Multi-channel repeat customers spend

1.5x

more in net sales than single-channel repeat customers

Across all cohorts and through 1H 2021

Growing Our Product Innovation Platform
Innovation has been core to the Allbirds brand since our inception in 2015. Our future innovation and product pipeline will depend, in part, on our ability to apply our expertise in materials science to source and commercialize materials that are sustainable, durable, and comfortable. Our success in leveraging these materials in our products is partially reliant on the ability of our manufacturing and supply chain partners to produce and distribute these materials at scale. It also takes months of testing before we commercialize new materials and products, which could cause delays in our existing growth plans. In addition, these initiatives may require ongoing investments which may lead to additional expenses that could delay our ability to achieve near-term profitability.
Ability to Scale Infrastructure for Profitable Growth
To grow our business, we intend to continue to improve our operational efficiency and thoughtfully optimize our infrastructure. Our ability to scale relies upon our supply chain infrastructure. Our investments in direct and meaningful relationships with all of our partners, from raw materials suppliers to Tier 1 manufacturers and logistics providers, allowed us to improve gross margin despite a difficult cost climate due to the COVID-19 pandemic. We will continue to make similar investments in developing partnerships across the full supply chain. Most importantly, we are firmly committed to reducing our carbon footprint and our environmental impact. This commitment may require current and future investments, which may result in higher expenses.
Macroeconomic Trends
Consumers are increasingly becoming more conscious of the products they purchase and are seeking brands that are responsible and purpose-driven. Consumers’ increasing care in the products and brands they trust have contributed to significant demand for our products. Our status as a PBC and a B Corp highlight our commitment to sustainability and our purpose while providing an objective reference point for consumers. As a purpose-native company, we believe we are well-positioned at the intersection of key macro trends impacting our industry. However, changes in macro-level consumer spending trends, including as a result of the COVID-19 pandemic, could result in fluctuations in our results of operations.
Seasonality
Our business is affected by general seasonal trends common to the retail footwear and apparel industry, with sales peaking during the end-of-year holiday period that typically falls within our fourth quarter.
Impact of COVID-19
The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. We have remained agile in both strategy and execution throughout this period and our results to date have reflected these efforts, as evidenced below.
Outpaced Growth vs. Category
Despite the challenging backdrop for the footwear category, our 2020 sales increased from 2019. Based on global sales values and estimates reported by Statista, the total footwear category shrunk by approximately 17% from 2019 to 2020. We, on the other hand, were able to maintain 13% topline growth, driven, in part, by the successful launch of our performance running shoe, the Tree Dasher.
Store Closures and Limited Operating Hours
The COVID-19 pandemic created significant disruptions for our physical stores, the majority of which were closed between late March 2020 and July 2020. Across all of 2020, our stores were closed for approximately 20% of the total number of days we expected to operate, and our open stores had reduced operating hours and restricted guest occupancy levels. In addition, our decision to support our retail employees through the pandemic and store closures created significant strains on operating margins during the period. As a digitally-native brand, we were able to avoid massive disruptions to our business performance through the pandemic due to the strength of our digitally-led vertical retail strategy, but the performance of our retail stores in 2020 significantly lagged behind 2019 performance. Despite re-opening delays, we are now back on track to resume our store rollout strategy in 2021. Store re-openings have improved our retail performance, but 2021 same-store sales as of June 30, 2021 remain below 2019 levels. The possible sustained spread or resurgence of the pandemic, and any government response thereto, increases the uncertainty regarding future economic conditions that will impact our business in the future.
Gross Margin
Despite headwinds in manufacturing, shipping, and logistics, we were able to expand our gross margin by approximately 40 basis points in 2020, driven by favorable product mix shift and an increase in product margins, highlighting our business’ resiliency and flexibility. We believe that as we continue to scale, our upfront investments in materials science and sustainable manufacturing processes will result in greater economies of scale which will ultimately improve our gross profitability.
Product Development
Despite volatile customer demand and sourcing and logistics headwinds, we were able to continue to drive product diversity and innovation through our performance line launch in 2020. All of our planned product launches in 2020 remained on track, and we also debuted our first performance running shoe, the Tree Dasher, in April 2020. With its success, we have demonstrated the strength of our key sustainable materials partners who were instrumental in helping us navigate the supply chain disruptions caused by the pandemic. Our performance line also fits with growing consumer trends towards more comfortable, versatile products as more people continue to work at home following the pandemic.
Components of Results of Operations
Net Revenue
We generate net revenue primarily through sales of our products in our directly owned digital and physical retail channels. The digital channel includes direct sales to consumers through our websites and mobile app, and the physical retail channel includes sales through our owned stores. Substantially all of our sales are through directly owned channels. Net revenue consists of sales of our products and shipping revenue, net of allowances for returns, discounts, and any taxes collected from customers.
Cost of Revenue
Cost of revenue consists primarily of the cost of purchased inventory, inbound and outbound shipping costs, import duties, and distribution center and related equipment costs. Shipping costs to receive products from our suppliers are included in the cost of inventory and recognized as cost of revenue upon sale of products to our customers.
Gross Profit and Gross Margin
Gross profit represents net revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of net revenue. Our gross margin may in the future fluctuate from period to period based on a number of factors, including business outcomes, the mix of products we sell, the channels through which we sell our products, the innovation initiatives we undertake in each product category, cost drivers, such as product promotions, commodity prices and transportation rates, and manufacturing costs, among other factors. Our expectation is that the combination of our strategy and growth initiatives will result in both topline expansion and operational leverage, leading to a strong gross margin profile.
Operating Expense
Selling, general, and administrative expense
Selling, general, and administrative expense consists of salaries, stock-based compensation, benefits, payroll taxes, bonuses, and other related costs, which we refer to as personnel and related expenses (including for store employees), as well as third-party consulting and contractor expenses, including non-employee stock-based compensation expense. Selling, general, and administrative expense also includes rent expense and associated utilities for office and retail locations, depreciation and amortization expense, software costs, third-party professional fees, and costs related to other office functions. We anticipate that we will incur additional costs for personnel and related expenses and third-party professional fees related to the preparation to become and operate as a public company and expect our selling, general, and administrative expense to increase in absolute dollars as we continue to grow our business.
Marketing expense
Marketing expense consists of advertising costs incurred to acquire new customers, retain existing customers, and build our brand awareness. We expect marketing expense to continue to increase in absolute dollars as we continue to expand our brand awareness, introduce new product innovations across multiple product categories, and implement new marketing strategies.
Interest Expense
Interest expense primarily consists of interest expense associated with our credit agreement with JPMorgan Chase Bank, N.A., or the Credit Agreement.
Other Expense
Other expense consists of gain or loss on foreign currency driven by our international operations and changes in the fair value of our preferred stock warrant liability. This relates to mark to market accounting for our preferred stock warrant liabilities, and will fluctuate as the value of the underlying preferred equity increases or decreases.
Income Tax (Provision) Benefit
Our provision for income taxes consists of U.S. federal and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. We record deferred tax assets and liabilities based on differences between the book and tax bases of assets and liabilities. The deferred tax assets and liabilities are calculated by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. Because we are currently in a pre-tax book loss and expect to be in a taxable loss position in the near term, a valuation allowance was maintained against the deferred tax assets in the United States, China, Hong Kong, and South Korea in 2020.

Results of Operations
The following table sets forth our consolidated statements of operations data for each of the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in thousands)		(in thousands)
Statements of Operations Data:
Net revenue	$193,673	$219,296	$92,779	$117,542
Cost of revenue	94,839	106,555	44,463	53,594
Gross profit	98,834	112,741	48,316	63,948
Operating expense:
Selling, general, and administrative expense(1)(2)	63,485	86,694	41,132	52,532
Marketing expense	44,362	55,271	19,520	26,013
Total operating expense	107,847	141,965	60,652	78,545
Loss from operations	(9,013)	(29,224)	(12,336)	(14,597)
Interest expense	(96)	(297)	(216)	(87)
Other (expense) income	(1,743)	(452)	1,651	(5,980)
Loss before provision for income taxes	(10,852)	(29,973)	(10,901)	(20,664)
Income tax (provision) benefit	(3,675)	4,113	1,392	(464)
Net loss	$(14,527)	$(25,860)	$(9,509)	$(21,128)
Other comprehensive (loss) income:
Foreign currency translation (loss) gain	(37)	2,245	203	(330)
Total comprehensive loss	$(14,564)	$(23,615)	$(9,306)	$(21,458)
________________
(1)Includes stock-based compensation expense of $4.2 million and $6.6 million for the years ended December 31, 2019 and 2020, respectively, and $3.2 million and $3.9 million for the six months ended June 30, 2020 and 2021, respectively.
(2)Includes depreciation and amortization expense of $3.4 million and $7.1 million for the years ended December 31, 2019 and 2020, respectively, and $2.8 million and $4.3 million for the six months ended June 30, 2020 and 2021, respectively.

The following table sets forth our consolidated results of operations as a percentage of net revenue for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
Statements of Operations Data, as a Percentage of Net Revenue:
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	49.0%	48.6%	47.9%	45.6%
Gross profit	51.0%	51.4%	52.1%	54.4%
Operating expense:
Selling, general, and administrative expense	32.8%	39.5%	44.3%	44.7%
Marketing expense	22.9%	25.2%	21.0%	22.1%
Total operating expense	55.7%	64.7%	65.4%	66.8%
Loss from operations	(4.7)%	(13.3)%	(13.3)%	(12.4)%
Interest expense	0.0%	(0.1)%	(0.2)%	(0.1)%
Other (expense) income	(0.9)%	(0.2)%	1.8%	(5.1)%
Loss before provision for income taxes	(5.6)%	(13.7)%	(11.7)%	(17.6)%
Income tax (provision) benefit	(1.9)%	1.9%	1.5%	(0.4)%
Net loss	(7.5)%	(11.8)%	(10.2)%	(18.0)%
Items of other comprehensive (loss) income:
Foreign currency translation (loss) gain	(0.0)%	1.0%	0.2%	(0.3)%
Total comprehensive loss	(7.5)%	(10.8)%	(10.0)%	(18.3)%
Comparison of the Years Ended December 31, 2019 and December 31, 2020
Net Revenue

	Year Ended December 31,
	2019	2020	% Change
	(dollars in thousands)
Net revenue	$193,673	$219,296	13.2%
Net revenue increased $25.6 million, or 13.2%, for 2020 compared to 2019. Our sales growth year-over-year was primarily driven by increases in average order value and number of orders from our digital channel. This was partially offset by a decrease in retail net revenue driven by temporary closures as a result of COVID-19, as well as reduced operating hours and restricted guest occupancy levels.
Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended December 31,
	2019	2020	% Change
	(dollars in thousands)
Cost of revenue	$94,839	$106,555	12.4%
Gross profit	98,834	112,741	14.1%
Gross margin	51.0%	51.4%	0.8%
Cost of revenue increased by $11.7 million, or 12.4%, in 2020 compared to 2019. The increase was primarily driven by an increase in the total number of orders in 2020 compared to 2019. Our gross margin improved by approximately 40 basis points in 2020 compared to 2019, primarily due to favorable product mix and improved product margin. This was partially offset by headwinds in manufacturing, shipping, and logistics costs as a result of COVID-19.

Operating Expenses

	Year Ended December 31,
	2019	2020	% Change
	(dollars in thousands)
Operating expense:
Selling, general, and administrative expense	$63,485	$86,694	36.6%
Marketing expense	44,362	55,271	24.6%
Total operating expense	$107,847	$141,965	31.6%
Selling, general, and administrative expense
Selling, general, and administrative expense increased $23.2 million, or 36.6%, in 2020 compared to 2019. The increase was primarily driven by increases in personnel and related expenses of $13.8 million, depreciation and amortization of $3.7 million, and rent expense of $2.5 million, as a result of an increased number of employees and an increased number of retail stores in operation.
Marketing expense
Marketing expense increased $10.9 million, or 24.6%, in 2020 compared to 2019. The increase was primarily driven by increased digital advertising expenses as a result of the more competitive, higher-media cost environment and the consumer migration to eCommerce due to physical retail restrictions.
Interest Expense

	Year Ended December 31,
	2019	2020	% Change
	(dollars in thousands)
Interest expense	$(96)	$(297)	209.4%
Interest expense increased $0.2 million, or 209.4%, in 2020 compared to 2019. The increase was primarily driven by increased interest expense related to our Credit Agreement, partially offset by an increase in interest income.
Other Expense

	Year Ended December 31,
	2019	2020	% Change
	(dollars in thousands)
Other expense	$(1,743)	$(452)	(74.1)%
Other expense decreased $1.3 million, or 74.1%, in 2020 compared to 2019. The decrease was primarily driven by decreased warrant liability expense of $2.1 million, partially offset by increased losses on foreign currency translation of $0.8 million.
Income Tax (Provision) Benefit

	Year Ended December 31,
	2019	2020	% Change
	(dollars in thousands)
Income tax (provision) benefit	$(3,675)	$4,113	211.9%
Income tax (provision) benefit increased by $7.8 million, or 211.9%, in 2020 compared to 2019, resulting in an income tax benefit, primarily due to a decrease in the current tax provision of $4.4 million and a decrease in the deferred tax provision of $3.4 million. In 2019, we established a valuation allowance in the United States and certain foreign jurisdictions. This resulted in a negative impact of 50.95% to the effective tax rate, or ETR, and an increase to tax expense of $5.5 million. In 2020, our ETR was impacted by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act. Specifically, we applied the net operating loss carryback provision, resulting in a positive impact of 6.22% to the ETR and a tax benefit of $1.8 million. The CARES Act is nonrecurring, and the valuation allowance could reverse in future periods depending on future positive earnings.
Comparison of the Six Months Ended June 30, 2020 and June 30, 2021
Net Revenue

	Six Months Ended June 30,
	2020	2021	% Change
	(dollars in thousands)
Net revenue	$92,779	$117,542	26.7%
Net revenue increased $24.8 million, or 26.7%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Our sales growth was primarily driven by physical retail recovery after temporary closures due to COVID-19 and increases in number of orders and average order value.
Cost of Revenue, Gross Profit, and Gross Margin

	Six Months Ended June 30,
	2020	2021	% Change
	(dollars in thousands)
Cost of revenue	$44,463	$53,594	20.5%
Gross profit	48,316	63,948	32.4%
Gross margin	52.1%	54.4%	4.4%
Cost of revenue increased by $9.1 million, or 20.5%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily driven by an increase in the total number of units sold for the six months ended June 30, 2021 compared to the corresponding period in 2020. Our gross margin improved by approximately 230 basis points for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily due to favorable product mix and improved product margins, partially offset by higher logistics costs.
Operating Expenses

	Six Months Ended June 30,
	2020	2021	% Change
	(dollars in thousands)
Operating expense:
Selling, general, and administrative expense	$41,132	$52,532	27.7%
Marketing expense	19,520	26,013	33.3%
Total operating expense	$60,652	$78,545	29.5%
Selling, general, and administrative expense
Selling, general, and administrative expense increased $11.4 million, or 27.7%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily driven by an increase in personnel and related expenses and increased rent expense, as a result of an increased number of employees and an increased number of retail stores in operation.

Marketing expense
Marketing expense increased $6.5 million, or 33.3%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily driven by greater investment in digital advertising and marketing programs.
Interest Expense

	Six Months Ended June 30,
	2020	2021	% Change
	(dollars in thousands)
Interest expense	$(216)	$(87)	(59.7)%
Interest expense decreased $0.1 million, or 59.7%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The decrease was primarily driven by increased interest income, partially offset by increased interest expense.
Other Income (Expense)

	Six Months Ended June 30,
	2020	2021	% Change
	(dollars in thousands)
Other income (expense)	$1,651	$(5,980)	(462.2)%
Other income (expense) decreased $7.6 million, or 462.2%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The decrease was primarily driven by increased warrant liability expense of $7.5 million.
Income Tax Benefit (Provision)

	Six Months Ended June 30,
	2020	2021	% Change
	(dollars in thousands)
Income tax benefit (provision)	$1,392	$(464)	(133.3)%
Income tax benefit (provision) decreased by $1.9 million, or 133.3%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily due to the impact of the CARES Act in the six months ended June 30, 2020. Specifically, we applied the net operating loss carryback provision of the CARES Act, which is nonrecurring.
Unaudited Quarterly Results of Operations Data
The following tables set forth unaudited quarterly consolidated statements of operations data for each of the eight quarters presented. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our operating results to be expected for fiscal 2021 or any other future period.

	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Statements of Operations Data:
Net revenue	$44,728	$67,773	$42,185	$50,594	$47,242	$79,275	$49,637	$67,905
Cost of revenue	21,287	34,047	21,270	23,193	22,239	39,853	23,811	29,783
Gross profit	23,441	33,726	20,915	27,401	25,003	39,422	25,826	38,122
Operating expense:
Selling, general, and administrative expense(1)	16,682	19,514	20,788	20,344	20,094	25,468	23,536	28,996
Marketing expense	10,031	18,822	9,384	10,136	12,139	23,612	12,718	13,295
Total operating expense	26,713	38,336	30,172	30,480	32,233	49,080	36,254	42,291
Loss from operations	(3,272)	(4,610)	(9,257)	(3,079)	(7,230)	(9,658)	(10,428)	(4,169)
Interest expense	(15)	(65)	(83)	(133)	(113)	32	(51)	(36)
Other (expense) income	(221)	(1,132)	2,249	(598)	(518)	(1,585)	(2,691)	(3,289)
Loss before provision for income taxes	(3,508)	(5,807)	(7,091)	(3,810)	(7,861)	(11,211)	(13,170)	(7,494)
Income tax (provision) benefit	(1,188)	(1,967)	996	396	863	1,858	(352)	(112)
Net loss	(4,696)	(7,774)	(6,095)	(3,414)	(6,998)	(9,353)	(13,522)	(7,606)
_______________
(1)Includes stock-based compensation expense and depreciation and amortization expense as follows:

	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Stock-based compensation expense	1,058	1,600	1,509	1,714	1,725	1,645	1,684	2,242
Depreciation and amortization expense	924	1,138	1,237	1,592	1,682	2,598	1,806	2,488
Total	1,982	2,738	2,746	3,306	3,407	4,243	3,490	4,730
Quarterly Trends
Quarterly Net Revenue Trends
Quarterly net revenue for each quarter generally increased from the same quarter of the prior year, primarily due to increases in total number of units sold and increases in average order value. We experienced the effect of general seasonal trends, with higher levels of net revenue in the fourth quarter of the fiscal year driven by the end-of-year holiday period and higher net revenue in the second quarter of the fiscal year as compared to the third quarter. We expect these seasonal trends to continue going forward.
Quarterly Cost of Revenue and Gross Profit Trends
Quarterly cost of revenue for each quarter generally increased from the same quarter of the prior year, primarily due to an increase in total number of units sold and associated product costs, inbound freight, and duties. Quarterly gross profit for each quarter generally increased for each comparable quarter-over-quarter period presented above, primarily due to the increase in total number of units sold. We experienced the effect of general seasonal trends, with higher levels of cost of revenue in the fourth quarter of a fiscal year driven by the end-of-year holiday period. We experienced quarterly fluctuations, but saw overall improvement, in gross margin as a result of improvements in product mix and product margin, partially offset by higher logistics costs.
Quarterly Operating Expense Trends
Selling, general, and administrative expense for each quarter generally increased from the same quarter of the prior year, primarily due to increases in personnel and related expenses and increased rent expense, as a result of an increased number of employees and an increased number of retail stores in operation. Selling, general, and administrative expense also generally increased quarter over quarter, except during the quarters ended March 31, 2020 and June 30, 2020, during which selling, general, and administrative expense was impacted by COVID-19, and in the quarter ended March 31, 2021, primarily due to lower credit card processing fees and lower depreciation and amortization expense compared to the quarter ended December 31, 2020.
Marketing expense for each quarter has generally increased from the same quarter of the prior year as a result of greater investment in advertising and marketing programs. We experienced the effect of general seasonal trends, with higher levels of marketing expense in the fourth quarter of the fiscal year driven by increased marketing spend during the end-of-year holiday period.
Non-GAAP Financial Measure
We include adjusted EBITDA in this prospectus because it is an important measure upon which our management assesses our operating performance and because we believe it facilitates operating performance comparison from period to period by excluding differences primarily caused by the impact of stock-based compensation expense, depreciation and amortization, other expense (consisting of changes in fair value of our preferred stock warrant liability, gains or losses on foreign currency, and gains or losses on sales of property, plant, and equipment), interest expense, and provision for income taxes. Because adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we also use it for our business planning purposes. In addition, we believe adjusted EBITDA is widely used by investors, securities analysts, ratings agencies, and other parties in evaluating companies in our industry as a measure of operational performance.
Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with or GAAP. There are a number of limitations related to the use of adjusted EBITDA rather than net loss, which is the most directly comparable GAAP measure. Some of these limitations are that adjusted EBITDA:
•does not reflect stock-based compensation expenses, including common stock warrant expense, and therefore does not include all of our compensation costs;
•excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;
•does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•does not reflect other income (expense) that may increase or decrease cash available to us; and
•does not reflect income tax expense or benefit that reduce cash available to us.
Further, other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, we consider, and you should consider, adjusted EBITDA together with other operating and financial performance measures presented in accordance with GAAP.

The following table presents a reconciliation of adjusted EBITDA to its most comparable GAAP measure, net loss:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in thousands)		(in thousands)
Net loss	$(14,527)	$(25,860)	$(9,509)	$(21,128)
Add (deduct):
Stock-based compensation, including common stock warrant expense	4,318	6,684	3,222	4,529
Depreciation and amortization	3,378	7,110	2,830	4,294
Other expense (income)	1,743	452	(1,651)	5,980
Interest expense	96	297	216	87
Income tax provision (benefit)	3,675	(4,113)	(1,392)	464
Adjusted EBITDA	$(1,317)	$(15,430)	$(6,284)	$(5,774)
Adjusted EBITDA decreased $14.1 million in 2020 compared to 2019. The decrease was primarily driven by higher selling, general, and administrative expense and increased marketing expense. Adjusted EBITDA increased $0.5 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily driven by higher gross profit, partially offset by higher operating expenses.
The following table presents adjusted EBITDA as a percentage of net revenue:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
Adjusted EBITDA, as a Percentage of Net Revenue:
Adjusted EBITDA	(0.7)%	(7.0)%	(6.8)%	(4.9)%
Liquidity and Capital Resources
As of June 30, 2021, we had cash and cash equivalents of $94.9 million. Our operations have been funded primarily through cash flows from the sale of our products and net proceeds from private sales of equity securities.
In February 2019, we entered into the Credit Agreement. The Credit Agreement is an asset-based loan with a revolving line of credit of up to $40.0 million and an optional accordion of up to $35.0 million. The Credit Agreement has a maturity date of February 20, 2024. As of December 31, 2020 and June 30, 2021, we had no outstanding balances under the Credit Agreement. See Note 9 to our consolidated financial statements included elsewhere in this prospectus for more information regarding the Credit Agreement.
We believe our existing cash and cash equivalent balances, cash flow from operations, and amounts available for borrowing under our Credit Agreement will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our revenue growth rate, our ability to scale across categories and geographies and increase retail stores, our ability to execute on new marketing initiatives, the timing and extent of spending to support growth initiatives, the market adoption of new products, and overall market conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of additional debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital when needed or on terms acceptable to us. The inability to raise capital if needed would adversely affect our ability to achieve our business objectives.

Cash Flows

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in thousands)		(in thousands)
Net cash provided by (used in) operating activities	$42	$(34,578)	$(45,590)	$(22,506)
Net cash used in investing activities	(15,178)	(16,281)	(7,975)	(11,928)
Net cash provided by financing activities	25,704	102,189	16,080	2,114
Effect of foreign exchange rate changes on cash and cash equivalents	(37)	909	(57)	(69)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$10,531	$52,239	$(37,542)	$(32,389)
Net Cash Provided By (Used In) Operating Activities
During 2019, net cash provided by operating activities was $0.0 million, which consisted of a net loss of $14.5 million, partially offset by non-cash charges of $11.8 million and a net change of $2.7 million in our operating assets and liabilities. The change in operating assets and liabilities was primarily driven by an increase of $16.2 million in accounts payable and accrued expenses largely due to an increase of $8.1 million in accounts payable due to the timing of payments, an increase of $4.5 million in sales tax accruals, an increase of $1.8 million in accrued compensation liabilities due to an increase in headcount, and an increase of $1.5 million in accrued sales return allowance. In addition, the change in operating assets and liabilities was also driven by an increase of $10.8 million in inventory, an increase of $4.7 million in prepaid and other current assets largely due to an increase in taxes receivable.
During 2020, net cash used in operating activities was $34.6 million, which consisted of a net loss of $25.9 million, partially offset by non-cash charges of $13.1 million and a net change of $21.9 million in our operating assets and liabilities. The change in operating assets and liabilities is primarily due to an increase of $13.9 million in inventory to support our growth and product expansion, an increase of $11.2 million in prepaid and other current assets largely due to an increase in taxes receivable, an increase of $1.2 million in accounts payable due to the timing of payments, and an increase of $1.9 million in other long-term liabilities primarily due to an increase in deferred rent liabilities.
During the six months ended June 30, 2020, net cash used in operating activities was $45.6 million, which consisted of a net loss of $9.5 million, partially offset by non-cash charges of $4.0 million and a net change of $40.1 million in our operating assets and liabilities. The change in operating assets and liabilities is primarily due to a decrease of $14.0 million in accounts payable due to the timing of payments, an increase of $12.5 million in inventory to support our growth and product expansion, an increase of $9.8 million in our credit card receivable due to the timing of receipts, and an increase of $5.2 million in prepaid and other current assets largely due to an increase in prepaid taxes.
During the six months ended June 30, 2021, net cash used in operating activities was $22.5 million, which consisted of a net loss of $21.1 million, partially offset by non-cash charges of $13.5 million and a net change of $14.8 million in our operating assets and liabilities. The change in operating assets and liabilities is primarily due to an increase of $13.8 million in inventory to support our growth and product expansion, an increase of $2.9 million in prepaid and other current assets largely due to an increase in prepaid taxes, and an increase of $2.9 million in other long-term liabilities primarily due to an increase in deferred rent liabilities.
Net Cash Used In Investing Activities
Net cash used in investing activities primarily relates to capital expenditures to support our growth and investment in property, plant, and equipment.

Net cash used in investing activities in 2019 and 2020 was $15.2 million and $16.3 million, respectively, and consisted primarily of cash outflows for the purchases of property, plant, and equipment, primarily to support the opening of retail stores.
Net cash used in investing activities for the six months ended June 30, 2020 and 2021 was $8.0 million and $11.9 million, respectively, and consisted primarily of cash outflows for the purchases of property, plant, and equipment, primarily to support the opening of retail stores.
Net Cash Provided By Financing Activities
Net cash provided by financing activities in 2019 and 2020 was $25.7 million and $102.2 million, respectively, primarily due to the net proceeds from issuances of our convertible preferred stock.
Net cash provided by financing activities for the six months ended June 30, 2020 was $16.1 million, primarily due to the net proceeds from issuances of debt. Net cash provided by financing activities for the six months ended June 30, 2021 was $2.1 million, primarily due to the net proceeds from the exercise of stock options.
Contractual Obligations and Commitments
The following table summarizes our significant contractual obligations as of December 31, 2020:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease commitments	$50,940	$10,073	$15,249	$12,782	$12,836
Inventory purchase obligations	3,125	3,125	—	—	—
Total	$54,065	$13,198	$15,249	$12,782	$12,836
The commitment amounts in the table above are associated with contracts that are enforceable, legally binding, and specify all significant terms. Our operating lease commitments relate primarily to our retail and office locations. Inventory purchase obligations relate to a supplier agreement that requires us, through our manufacturers, to purchase a minimum quantity of materials in the next year.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Critical Accounting Policies and Estimates
Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.
We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of our operations. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of our other significant accounting policies.

Revenue Recognition
Our primary source of revenue is from sales of shoes and apparel products. We determine revenue recognition in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, or Topic 606. We recognize revenue when control passes to the customer. This occurs at the time products are shipped to customers for orders placed online, and at the point of sale for retail sales in the store, which is when the performance obligation is satisfied. As customers may return products, we record a reserve for estimated product returns in each reporting period as a reduction of net revenue, which is based on historical return trends. We record the expected customer refund liability as a reduction to revenue, and the expected inventory right of recovery as a reduction of cost of revenue. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such differences occur.
Stock-Based Compensation
Stock-based compensation expense related to stock awards is recognized based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards. We account for forfeitures as they occur instead of estimating the number of awards expected to be forfeited.
These assumptions and estimates are as follows:
Fair value of common stock. As our common stock is not publicly traded, the fair value was determined by our board of directors, with input from management and valuation reports prepared by third-party valuation specialists. Stock-based compensation for financial reporting purposes is measured based on updated estimates of fair value when appropriate, such as when additional relevant information related to the estimate becomes available in a valuation report issued as of a subsequent date.
Expected dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.
Expected volatility. As we do not have a trading history for our common stock, the expected volatility was estimated by taking the average historic price volatility for industry peers, consisting of several public companies in our industry which are either similar in size, stage of life cycle, or financial leverage, over a period equivalent to the expected term of the awards.
Expected term. The expected term of options represents the period of time that options are expected to be outstanding. Our historical stock option exercise experience does not provide a reasonable basis upon which to estimate an expected term due to a lack of sufficient data. For stock options granted to employees, we estimate the expected term by using the simplified method. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options. For stock options granted to non-employees, the expected term equals the contractual term of the option.
Risk-free interest rate. The risk-free interest rate for the expected term of the options was based on the U.S. Treasury yield curve in effect at the time of the grant.
We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimation process, which could materially impact our future stock-based compensation expense.

Fair Value of Common Stock
Prior to this offering, given the absence of a public trading market of our common stock and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of fair value of our common stock, including:
•independent third-party valuations of our common stock;
•the prices at which our common and convertible preferred stock were sold to outside or existing investors;
•the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;
•our results of operations, financial position, and capital resources;
•industry outlook;
•the lack of marketability of our common stock;
•the fact that the option grants involve illiquid securities in a private company;
•the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions;
•the history and nature of our business, industry trends, and competitive environment; and
•general economic outlook including economic growth, inflation and unemployment, interest rate environment, and global economic trends.
In valuing our common stock, our board of directors determined the equity value of our business using various valuation methods including the sale of preferred stock to unrelated third parties, combinations of income, and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. For each valuation, the equity value determined by the income and market approaches was then allocated to the common stock using either the option pricing method, or OPM, or a hybrid method. The hybrid method is a hybrid of the probability weighted expected return method, or PWERM, and the OPM.
The OPM is based on a Black-Scholes option pricing model, which allows for the identification of a range of possible future outcomes, each with an associated probability. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an initial public offering, as well as non-initial public offering market-based outcomes. Determining the fair value of the enterprise using the PWERM requires us to develop assumptions and estimates for both the probability of an initial public offering liquidity event and stay private outcomes, as well as the values we expect those outcomes could yield. Our common stock valuations prior to March 2021 were based on the OPM. Beginning in March 2021, we valued our common stock based on a hybrid method of the PWERM and the OPM.
In addition, we considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to our financial information.
Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock on The Nasdaq Stock Market as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.
Based on the assumed initial public offering price per share of $      , the midpoint of the price range set forth on the cover page of the prospectus, the aggregate intrinsic value of our outstanding stock options as of June 30, 2021 was $        million, with $       million related to vested stock options.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. These risks include the following:
Interest Rate Risk
As of June 30, 2021 we had cash and cash equivalents of $94.9 million. Interest-earning instruments carry a degree of interest rate risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. As of June 30, 2021, a hypothetical 10% change in interest rates would not have resulted in a material impact on our consolidated financial statements.
Foreign Currency Risk
Our net revenue is primarily denominated in U.S. dollars, with some denominated in foreign currencies, and a portion of our operating expenses are incurred outside the United States, denominated in foreign currencies. Accordingly, our results of operations are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the euro, Chinese yuan, British pound, and New Zealand dollar. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our consolidated statements of operations. As the impact of foreign currency exchange rates has not been material to our historical results of operations, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant. As of December 31, 2020 and June 30, 2021, a hypothetical 10% change in the relative value of the U.S. dollar to other currencies would not have had a material effect on our results of operations.
Inflation Risk
Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our results of operations. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general, and administrative expenses as a percentage of net revenue if the selling prices of our products do not increase with these increased costs.
Recent Accounting Pronouncements
For information on recent accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Emerging Growth Company Status
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We may take advantage of these exemptions until we are no longer an emerging growth company. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards and, as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual gross revenue, we have more than $700.0 million in market value of our Class A stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period.

FOUNDERS’ LETTER
We started Allbirds as outsiders to the footwear and apparel industry. When we came together, we aligned on a few central beliefs and set out to change the way consumers think about what products they wear, starting with the ones on their feet.
The prevailing doctrine of the synthetic-based footwear and apparel world was that comfort equals ugly, and that natural materials were more expensive, less durable, or less capable of sending you to a personal best, or put another way, worse. They questioned whether consumers really cared about how their consumption affects the environment, and why a company needed to control its customer experience end-to-end. Our vision was the inverse of all of this.
We knew that natural materials could make products that were more comfortable, more beautiful, and higher performing. Nature has been at this a lot longer than companies using barrels of oil to make the plastics that the rest of the industry relies on.
So, on March 1, 2016, we launched the Wool Runner—comfort and nature, designed to work in harmony inside a shoe. In the first two years, we sold a million pairs directly to our customers and in the process, created a lot of happy feet for loyal and habitual customers. We were sprinting out of the gates in our quest to reshape the footwear and apparel industry and have been accelerating this momentum every day since.
How We Got to the Starting Line
The magic of Allbirds stems from the combination of our backgrounds, values, and a deep personal connection.
Tim earned a design degree, but shortly after that became much more famous for the highlight reel from his professional soccer career (it’s still floating around on the internet) and for his run at the 2010 World Cup playing for his home country of New Zealand. As an athlete, Tim was sponsored by big sportswear brands, but the free gear he received, heavily adorned with logos and bright colors, didn’t hit the mark for comfort nor aesthetics. So, he started designing his own shoes.
Meanwhile, Joey was working in biotech to create more sustainable chemicals and fuel, commercializing carbon-neutral oils from algae. Joey grew frustrated at the hypocrisy of customers who expressed “green” values publicly but behaved quite differently behind closed doors.
Our wives were college roommates, and saw something in the possibility of the two of us combining, and encouraged us to explore whether we could create something special together.
The Birth of Allbirds
We took their counsel. Tim flew to Joey’s house just outside of San Francisco, and that weekend between bourbons and walks in the hills, we decided to join forces to make shoes and clothes powered by natural materials, and to sell them directly to our customers.
We decided to make consumer products differently, harnessing nature to create products that customers like better. We envisioned a future for this company where every step in a pair of Allbirds feels incredible underfoot across both casual and active occasions, and we also wanted to complement our shoes with apparel that delivered luxurious second-skin comfort. We convinced a load of smart people to join us as colleagues, and together, we formed the Flock—many from outside the industry, along with some shoe dogs with decades of footwear industry experience who we dragged along to make sure we didn’t make dumb mistakes. As a team, we set out to shift the paradigm on what it means to make truly great products.
Purpose and Products—No Compromise
The world is changing fast, as is consumption, and we are well positioned to be at the forefront of this generational change. Consumers demand much more from companies today. In 2016, a poll of our customers asking their top reason for purchasing Allbirds revealed that only 7% did so because of our environmental credentials. Fast forward to 2020, and almost 50% of our surveyed customers emphasized the sustainability of our shoes in post-purchase discussions.
Our mission—better things in a better way—means that we align our purpose of reversing climate change with our product quality and our financial outcomes. The more we sell, the better our business gets, and the closer we get to a net-zero emission future. Our products emit much less pollution than the industry average, and we have a plan to move our per-unit impact on the doorstep of neutral by 2030.
Profit and Purpose—Aligned to Win
We know that thriving financially and living our environmental values need not be in competition. In fact, these dynamics can and must work together now more effectively than ever before.
While our purpose is non-negotiable, we’d like to be very clear that Allbirds is an extraordinarily focused business with the financial goal of generating healthy profits for many decades to come. The two of us are competitors. And Allbirds is designed to win.
You’ll read about lots of facts and figures in this prospectus, but we will try to summarize what we think is so compelling about this opportunity crisply in four simple points:
1.We deliver an incredible customer experience (86 NPS)1…
2.…In a significant market…
3.…Via a modern, vertical distribution model (~1.5x spend from omni-channel repeat customers);2 and…
4.…We are doing so by building a brand platform atop the most important consumer trend of this generation (climate change!).
The Sustainability Principles and Objectives Framework
Just like our values-aligned consumer proposition, we are also excited to help pioneer a framework for companies going public where they share with the market their performance against a set of environmental, social, and governance, or ESG, criteria. We call it the Sustainability Principles and Objectives Framework, or the SPO Framework. Our announcement of and commitment to the SPO Framework is an expression of our belief that our environmental credentials are not in conflict with phenomenal financial outcomes. Our customers want to look good, feel good, and do good. Likewise, we know a lot of investors want to make money while they create and reinforce positive impact by connecting capital to opportunity. We aspire to reward investors with compelling returns over the long-term, and we’ll work our tails off to do just that. And we intend to accomplish that by reaching more and more customers with better products that put less of a dent on the Earth.
As we reflect on our first five years, it is clear that nothing matters more than the people we journey with. More than anything, the completion of this IPO is a tribute to the Flock, our partners and collaborators, and our families who have believed in our vision and helped shape it into what it is today—the opportunity to build a category-defining brand to tell our grandkids about.
We hope you join us on this journey.

Tread lighter,
Tim & Joey
1 Reflects Net Promoter Score of 86 for the first half of 2021.
2 Reflects approximately 1.5 times more spend from omni-channel repeat customers as compared to single-channel repeat customers.

BUSINESS
Mission, Vision, and Purpose
We make better things in a better way, through nature—products that people feel good in and feel good about.
We aim to reverse climate change through better business by empowering people to make better, more conscious decisions for themselves as well as the planet.
Who We Are
Allbirds is a global lifestyle brand that innovates with naturally derived materials to make better footwear and apparel products in a better way, while treading lighter on our planet.
We began our journey in 2015 with three fundamental beliefs about the emerging generation of consumers: first, these consumers recognize that climate change is an existential threat to the human race; second, these consumers connect their purchase decisions with their impact on the planet, demanding more from businesses; and third, these consumers do not want to compromise between looking good, feeling good, and doing good.
When our founders established Allbirds, they set out to create a purpose-native company built upon a system that leverages nature in a responsible way—every aspect of our company is woven together with this mission, fueling a thriving financial business. While many businesses see tension between profit and purpose, we see opportunity. We became a public benefit corporation, or PBC, under Delaware law and earned our B Corporation, or B Corp, certification in 2016, codifying how we take into account the impact our actions have on all of our stakeholders, including the environment, our flock of employees, communities, consumers, and investors. The more sustainable we are, the better we believe our products and business will be. We are proud of the alignment of financial and environmental benefits from our work, and that we are able to serve as a driving force in a new age of sustainable enterprise.
We harness nature to find incredible innovations that create differentiated products so that our customers do not have to compromise between looking good, feeling good, and doing good for the planet. Our strength in development of naturally derived materials serves as a competitive advantage, as we create premium products that are sustainable and that we believe are better than synthetic alternatives across comfort, style, and performance. Our most iconic product, the Wool Runner, which TIME Magazine named the “World’s Most Comfortable Shoe,” features a distinctly simple design showcasing our sustainably-sourced merino wool combined with our innovative SweetFoam sole, made with the world’s first carbon-negative green ethylene-vinyl acetate, or EVA. We continue to innovate our materials with natural sources such as tree fiber, sugarcane, crab shells, and more. Over time, we believe we have become a recognized innovation leader and a partner of choice for launching sustainable innovations, which we believe creates a virtuous cycle of further innovation. The product philosophy that drives our business remains the same: sustainability at the core to fuel performance, comfort, and beautiful design. By focusing on sustainable materials, we have unlocked a broad set of opportunities that the rest of the industry has largely ignored, while creating products our customers love to wear as they tread lighter. We believe our products are not just better, but also better for the planet, with an average pair of Allbirds shoes carrying a carbon footprint that is approximately 30% less than our estimated carbon footprint for a standard pair of sneakers, due to our use of renewable, natural materials and responsible manufacturing.
We couple this differentiated performance and impact of our shoes with a unique design language that has become synonymous with our brand. Beginning with the Wool Runners and woven across all of our products, we strip away unnecessary details, sparing our customer from becoming a walking billboard, leaving a touch of Allbirds verve to signify the association with our brand. This design approach “with the right amount of nothing” allows us to make stylish, comfortable, and high-performance products that our customers love.
We have achieved our rapid growth through a digitally-led vertical retail distribution strategy. We market directly to consumers via our localized multilingual digital platform and our physical footprint of 27 stores as of June 30, 2021. Through our robust distribution infrastructure, we are able to reach 35 countries, increasing customer touchpoints and driving brand awareness, all while maintaining a carbon-neutral supply chain since 2019. Our direct distribution model allows us to control our sales channels and build deep relationships with our customers by delivering high-quality products through a seamless and immersive brand experience, whether shopping on our website, on our app, or in one of our Allbirds stores. In 2020, our digital channel represented 89% of our sales, while stores accounted for the other 11% of our sales. Our stores serve as an effective and profitable source of new customer acquisition, increase awareness of our brand, and drive traffic to our digital platform.
By serving consumers directly, we cut out the layers of costs associated with traditional wholesalers, creating a more efficient cost structure and higher gross margin, which we believe allows us to deliver better products and a better experience to customers at a price point competitors would have difficulty matching. We believe our differentiated vertical retail model enables a margin structure that allows us to provide high-quality material and product while pricing lower compared to a traditional wholesale model. We are able to gain deep visibility into what our customers want, from design and development through to purchase. We then close the loop by reinvesting back into product quality and materials science.
Designing and creating innovative, sustainable materials is a challenging process for both our internal R&D teams as well as our supply chain partners. We have invested time and resources to train our manufacturers to use our natural materials, which we believe makes it difficult to replicate our novel manufacturing processes at our product quality.
We believe the following four aspects together have created durable competitive moats and resonate deeply with consumers: (1) an authentic, purpose-driven brand that resonates with our stakeholders; (2) innovative and differentiated products propelled by our status as a partner of choice for launching sustainable innovations; (3) a vertical distribution model that enables higher quality at a lower price compared to a traditional wholesale model; and (4) difficult-to-replicate manufacturing know-how. Our target consumers are a vast and rapidly growing segment of the population, which strives to live a more balanced, sustainable lifestyle through an understanding of the impact of their buying habits. Our purpose and mission, coupled with innovation and a vertically integrated business model, allow us to meet the call of our consumers across the globe.
Today, we are a high-growth company with a loyal and expanding customer base that has earned our brand the permission to expand beyond our casual footwear origins and enter adjacent categories such as performance running shoes and apparel. Our strong brand equity is fueled by our differentiated products created by sustainability-driven innovation. This sets us apart from other lifestyle brands—the unique affinity consumers have for our brand is validated by our high Net Promoter Score, which has consistently been 83 or higher since the first quarter of 2019 and was 86 for the first half of 2021. Approximately 53% of our net sales in 2020 came from repeat customers, which we define as customers who have made a prior purchase with us in any period. Furthermore, of our U.S. customers acquired between 2016 and 2019, the average lifetime spend of the top 25% in each cohort is $446, demonstrating how our most loyal customers have made Allbirds a part of their lifestyle. See the section titled “Market, Industry, and Other Data” for additional information regarding Net Promoter Score.
Given the size of our market and the broad set of our target consumers, we believe our core strengths will propel us into the future. We will continue to bring to market world-leading product innovations, build a global brand that attracts and inspires a loyal and evangelical customer community, serve that community effectively through a digitally-enabled, cross-channel experience, and delight our customers through the delivery of products on time and in a cost-effective manner, all while treading lighter on the planet.
Since our founding in 2015, we have sold more than eight million pairs of shoes to over four million customers globally, including 3.3 million customers in the United States. Our rapid growth validates our value proposition and compelling business model, as evidenced by our business results:
•Grew net revenue from $126.0 million in 2018 to $219.3 million in 2020, representing a compound annual growth rate, or CAGR, of 31.9%;
•Grew our digital revenue from $113.2 million in 2018 to $194.6 million in 2020, representing a CAGR of 31.1%;
•Grew our store footprint from three in 2018 to 22 in 2020;

•Grew our U.S. and international revenue by $52.5 million and $40.7 million, respectively, from 2018 to 2020, representing a CAGR of 20.8% and 112.4%, respectively;
•Increased gross margin by 454 basis points from 46.9% in 2018 to 51.4% in 2020;
•Generated net losses of $14.5 million and $25.9 million in 2019 and 2020, respectively; and
•Generated adjusted EBITDA of $(1.3) million and $(15.4) million in 2019 and 2020, respectively.
These business results support our thesis that the more sustainable we are, the better our products and business perform and the better we can serve our stakeholders. We are proud that our purpose-native company is proving capable of serving the needs of the next generation of consumers while delivering financial results and treading lighter on the planet.
Our Industry
Our Market Opportunity
In 2020, consumers worldwide spent an estimated $1.8 trillion on footwear and apparel, comprised of approximately $1.5 trillion on apparel and a projected $366 billion on footwear, with the U.S. portion of this total spend reaching approximately $342 billion, based on data from Statista. In 2018, the average American consumer spent more than $1,100 on footwear and apparel and bought approximately seven pairs of shoes and 68 pieces of clothing, according to the American Apparel and Footwear Association.
We Stand at the Intersection of Changing Industry and Consumer Trends
We believe there are three trends that influence how consumers make their purchase decisions today.
•Brands that are responsible and purpose-driven. An increasing number of consumers want to align with brands that are responsible and purpose-driven. More than ever, people are scrutinizing the products they purchase and what the brands they select represent. Surveys suggest that consumers, and younger generations, including Gen-Z and Millennials in particular, are becoming increasingly focused on product origins and buying from companies that share their values. More than 60% of consumers have stated that environmental impact is an important factor in their purchasing decisions based on a 2020 McKinsey study, and more than 80% of consumers insist that they must be able to “trust the brand to do what is right,” according to a 2019 consumer survey conducted by Edelman. More than 60% of consumers say it is important for the companies they buy from to align with their beliefs and values, according to 5W Public Relations’ 2020 Consumer Culture Report. As part of this shift toward conscious consumerism, consumers are looking for brands that are purpose-native and authentically sustainable, as customers demand transparency with respect to the products they buy. Furthermore, consumers are increasingly signaling their values to the world with what they choose to wear, simultaneously representing the brands they align with and serving as ambassadors for the brand. Footwear, and sneakers in particular, are the ultimate expression of one’s values, further emphasizing the importance of a brand’s values in the consumer’s eyes.
In addition to conscious consumerism, our unique positioning as a global lifestyle brand addresses two of the most important issues for younger generations—(1) health and wellness and (2) sustainability—in a way incumbent brands are unable to do. According to Deloitte’s 2020 Global Millennial Survey, when respondents were asked to choose the top-three most concerning challenges facing society, “health care/disease prevention” and “climate change/protecting the environment” were two of the most commonly listed. While incumbent footwear and apparel brands are able to help consumers work toward their health and wellness goals with performance-focused products, these brands must reverse-engineer sustainability into their products to back-solve for this critical consumer requirement. These brands are constrained by synthetic, off-the-shelf materials, entrenched supply chains, and compressed margins via wholesale distribution. We are able to take a fresh approach by building naturally beautiful products from the molecular level up, directly sourcing and innovating through our materials, and offering customers “more shoe for their buck” through our vertical distribution strategy. Our brand’s natural performance products uniquely address both (1) health and wellness and (2) sustainability, enabling consumers to perform their best while also treading lighter on the planet.
•Great products that adapt to the “new normal.” We believe there has been a continued shift to wardrobe casualization, accelerated by the COVID-19 pandemic, whereby the lines have blurred between work, home, gym, and play. This casualization has demanded increasing versatility from consumers’ wardrobes, requiring footwear and apparel that are stylish, comfortable, and functional across a variety of use occasions. Per a survey by Klarna in 2021, nearly half of American employees are planning to wear more comfortable clothes to work than they did before the pandemic. As workplaces continue to move towards a more casual and/or remote environment, we believe consumers will place more value on versatility and comfort.
•A seamless, cross-channel buying experience that delivers value and convenience. Consumers are increasingly looking for the ability to interact with brands both digitally and physically. According to Statista, apparel, footwear, and accessories represented 29.5% of total U.S. eCommerce retail sales in 2020 and are expected to increase to approximately 32.2% by 2024. Additionally, based on a 2021 consumer survey conducted by Appnovation, approximately 80% of consumers expected or hoped that brands would adopt digital solutions to better serve their consumers. Through the use of cross-channel experiences, vertically integrated brands are uniquely positioned to deliver a better and more convenient experience.
Allbirds was founded with and has grown with these consumer trends in mind, and we believe we stand perfectly at their intersection. These trends have moved faster than any of us could have expected, and we believe this positions us to be successful for years to come. Our commitment to doing better things in a better way aligns with the demands of the next generation of consumers. Our sustainable materials innovation and simple, comfortable designs will allow us to continue to build closet share and grow revenue with new and existing customers, and our vertical retail model meets customers where and when they want to shop, all while treading lighter on the planet.
How We and Our Customers are Reducing the Environmental Impact of the Footwear and Apparel Industry
According to Statista, over 24 billion pairs of shoes were produced and 180 billion pieces of clothing were sold in 2019. The global footwear and apparel industry relies on fossil fuels to power factories, produce materials, and ship products. Based on a 2018 analysis by Quantis, roughly 57% of footwear and 64% of apparel is made from synthetic materials, mostly plastic, and as a result, most of what consumers wear is derived from oil. The global fashion industry accounted for approximately 4% of global greenhouse gas, or GHG, emissions in 2018, or 2.1 billion tonnes of carbon dioxide equivalent emissions, or CO2e, and over 70% of these emissions were related to upstream activities like materials production, preparation, and processing, according to a 2020 McKinsey and Global Fashion Agenda report.
The 2015 Paris Agreement set the goal to limit global warming to well below 2° Celsius, preferably to 1.5° Celsius, compared to pre-industrial levels. Under its current trajectory, the fashion industry is expected to fall short of meeting the 1.5° Celsius target by 50%, according to a 2020 McKinsey and Global Fashion Agenda report. The pace of change must accelerate in order for the industry to be compatible with planetary boundaries, and Allbirds offers a blueprint for how to get there.
We estimate that a standard pair of sneakers results in a carbon footprint of 14.1 kg of CO2e. Today, through our use of renewable, natural materials and responsible manufacturing, the average pair of Allbirds shoes has a carbon footprint that is 30% less than our estimated carbon footprint for a standard pair of sneakers, and we offset the entirety of the rest to provide our customers with carbon-neutral products. Furthermore, we believe in the power of selective industry collaboration to accelerate progress, as evident by our partnership with adidas to unveil the world’s lowest carbon footprint running shoe at 2.94kg of CO2e in May 2021. This partnership, as well as our decision to open up the carbon-negative, green EVA used to make SweetFoam, and our carbon footprint methodology demonstrates our ability to scale our impact to the broader industry and beyond, while extending our brand’s leadership as a sustainability innovator.
We are inspired by the impact we can have on the planet. By offering footwear that is less carbon-intensive and doing our part to offset the rest of our carbon impact, every product we sell contributes to our success as a business and reduces the impact of our industry. If we assume all 24 billion pairs of shoes produced by the industry in 2019 had a 30% lower carbon footprint relative to our estimate of the carbon footprint of a standard sneaker, the industry would have saved 98 million tonnes of CO2e, which is equivalent to taking 21 million cars off the road in the same timeframe. We intend to drive our emissions down further as described in the section titled “Environmental, Social, and Governance.”
Why We’ve Been Successful So Far
Allbirds has developed five core strengths that have enabled our success and given us a durable, competitive advantage. Using these core strengths outlined below, we created something new: an industry-redefining global lifestyle brand built around sustainability with best-in-class materials innovation capabilities and a unique approach to bringing our products to consumers around the globe.
•Product Innovation Based on Materials R&D and Simple, Purposeful Design
Innovation is built into our culture, and our product innovation platform starts with natural materials. With meticulous attention, we have examined every component that goes into our products to ensure we deliver design, comfort, and performance, all enabled by novel technologies and materials derived from nature. For example, in 2018, with the help of our partner, Braskem S.A., the petrochemical company and a leading biopolymers producer, we pioneered a carbon-negative green EVA made with Brazilian sugarcane, as an alternative to traditional EVA made from petroleum. We used this new carbon-negative green EVA to create SweetFoam, which is now in all of our shoe soles. This is just one example of many from our track record of nature-based innovations, along with materials made from wool, tree, crab shells, and more. As we have scaled and built our commercialization capabilities, our innovation has created a virtuous cycle of research and development. As we have grown our business and consistently launched products relying on materials from nature, we have increasingly become a partner of choice for those in the innovation ecosystem. That translates to partners seeking us out to utilize their novel developments, and allows us to extend our advantage in sourcing and commercializing differentiated materials that reduce our impact on the planet.
With materials at our product platform’s core, we are able to extend into new categories and develop new innovations across the body leveraging our versatile, distinctly simple design, and a focus on performance and comfort. Our emphasis on design that removes unnecessary details to highlight our “Hero” materials allows us to capitalize on existing designs. Between our major materials innovations, we deliver product newness and brand excitement from incremental launches across color, pattern, exclusive partnerships, and additional features. Within our footwear line, we can leverage existing shoe sole tooling by modifying upper designs to create entirely new styles, transforming iconic styles into franchises. We did this with our first performance running product, the Tree Dasher, by extending that revolutionary midsole and outsole unit to the Wool Dasher Mizzle (weather-resistant), Tree Dasher Relay (laceless design), and our Allbirds x Staple collaboration (inside-out design). In between these larger product extensions, we utilize color and partnerships to deliver expressive and novel looks, bringing periodic freshness to our line. We believe this approach to reinventing classic silhouettes creates timeless product style that reduces potential fashion risk that other companies fall prey to.
We intentionally launched into the footwear category first given its technical nature, building credibility and trust with consumers before moving up the body into apparel. We believe our foundation in comfort and simple design, coupled with our success in manufacturing high-quality, sustainable footwear gives us a distinct advantage as we expand into adjacent categories.
•Purpose-Driven Lifestyle Brand with an Inspirational Voice
Our brand inspires consumers to live life in better balance, which creates deep affinity and loyalty with our growing base of customers. For our customers, balance is not having to compromise between looking good, feeling good, and doing good for the planet. We spent years developing high-quality products while also pioneering sustainable practices in product development. Our commitment to environmental conservation and sustainability is built into our DNA as both a PBC under Delaware law and a certified B Corp. Through these efforts, we have been able to cultivate an authentic brand supported by a community that loves our products because they fit perfectly into their everyday lives. Based on our internal studies, we believe our brand is seen as more sustainable, innovative, and having higher quality products compared to other major footwear brands, while also being more sustainable, comfortable, and better designed compared to other direct-to-consumer brands. Furthermore, much of what makes our brand distinctive is the thought leadership and conversations we enable within the broader industry about the impact of the products we make. Our campaigns around labeling each product’s carbon footprint and challenging our competitors to do the same are just some of the examples that exemplify our brand leadership. We also maintain an end-of-life program for products returned to us that cannot be resold by donating them to Soles4Souls, a non-profit organization that distributes footwear and clothing in developing countries.
•Deep Connection with Our Community of Customers
By making great products and telling the story of an inspirational, purpose-driven brand, we have formed a deep connection with our community of customers. We have sold our products to over four million customers since our founding. As of June 30, 2021, we had more than two million people on our email list and nearly one million followers on social media. Our high Net Promoter Score, which has consistently been 83 or higher since the first quarter of 2019 and was 86 for the first half of 2021, demonstrates our strong following and growing brand advocates who love Allbirds. Approximately 53% of our net sales in 2020 came from repeat customers. In addition, our customers span 35 countries, and 24% of our net revenue in 2020 came from outside the United States. Finally, based on our customers’ email, billing, and shipping addresses, and according to marketing data from Experian, we estimate that our U.S. customers in 2020 represented a mix of demographics including various ages and income levels as shown in the image below. See the section titled “Market, Industry, and Other Data” for additional information regarding Net Promoter Score.
As a brand with a digitally-led vertical retail distribution strategy, we are able to own the customer experience, which allows us to use data to determine who our customers are, what is important to them, and what products are most relevant and when, allowing us to create a strong connection with our customers. We have learned that our customers live an active and curious lifestyle, care about health and well-being, prioritize quality over price, frequently purchase products online, live in urban center settings, and appreciate socially conscious brands. In addition to communicating more effectively with our customers, these insights allow us to meet customers’ needs through the creation of new products and enhancements to our existing line. Further, to illustrate the importance of engaging our customer base, the average spend by a repeat customer in a given cohort is over 25% more in their second year as compared to what was spent in the first year, and the average spend by a repeat customer continues to increase each subsequent year.

Consumers are increasingly expressing their values directly through what they buy from cars to food, but particularly footwear and apparel due to its direct connection to personal expression. We strive to build a strong connection with each customer that purchases, wears, or gifts our products, based on their trust in our brand to do what is right. This was exemplified during our Healthcare Donation campaign in March 2020 during the COVID-19 pandemic, where we donated $1.3 million of products to frontline healthcare workers, of which almost $800,000 was initiated by our customers through matching donations. Furthermore, we maintain an end-of-life program for products returned to us that cannot be resold by donating them to Soles4Souls, a non-profit organization that distributes footwear and clothing in developing countries. This program resonates with our core customers, who appreciate the fact that this extends the life of our products, reduces the impact on our planet, and supports those in need.
•Global Vertical Retail Distribution Strategy that Melds Digital with Physical
Our digitally-led vertical retail distribution strategy combines our digital offerings with our stores so we can meet consumers where they are, delivering value and convenience. Our direct distribution to customers in 35 countries and across our 27 store locations as of June 30, 2021 enables us to own the customer experience, driving deeper brand engagement and loyalty, and effectively managing inventory, while also realizing better margins. Coupled with our resonant brand and products, our distribution model has enabled us to generate approximately 98% of our gross sales at full price for the entirety of our history. Vertical retail not only allows us to better understand our customers, but also enables us to cut out the layers of costs associated with traditional wholesalers, creating a more efficient cost structure. Ultimately, we believe this provides unmatched value to customers, enabling us to deliver better products and a better experience to customers, one that competitors relying on wholesale distribution cannot afford to deliver at our price point.
Our digital commerce experience is complemented by a thriving retail store fleet. With strong pre-COVID-19 unit economics, our store operations have historically been highly profitable, capital-efficient, and provided strong investment returns. All U.S. stores that were operating in 2019 generated approximately $4.3 million in average unit volume, or AUV, in their first 12 months of operation, including the stores that had their first 12 months of sales affected by COVID-19 after March 2020. Based on this pre-COVID performance, we believe our new stores will be highly profitable, have attractive payback periods, serve as good capital investments, and be positioned well to take advantage of physical retail’s recovery from the pandemic. While our store channel already generates strong results on a standalone basis, the real power of our vertical retail strategy is the synergy between the physical and digital sides of our business. This synergy takes the form of increased brand awareness and website traffic in the regions where we open new stores, driving an overall lift in sales. Furthermore, as we continue to grow our store footprint, we believe we will be able to expand our valuable multi-channel customer base. Across all cohorts and through June 30, 2021, our multi-channel repeat customers, who represented 12% of our total repeat customers as of such date, on average spent approximately 1.5 times more than our single-channel repeat customers.
As an example of the benefits of our vertical retail distribution strategy, our Boston Back Bay store achieved standalone payback within eight months. Furthermore, in the three months after our Boston Back Bay store opened in March 2019, the Boston DMA region saw a 15% increase in website traffic, an 83% increase in new customers and, ultimately, a 77% increase in overall net sales, as compared to a comparable control market.
•Unique and Agile Infrastructure with Key Investments in Place to Scale
Our vision from day one has been to be a global lifestyle brand that makes and delivers better products in a better way. Through careful investments and strategic partnerships, we have built a robust infrastructure with key investments in place across several functional areas that will enable our company to profitably scale.
◦Supply chain. Our supply chain infrastructure is advanced compared to other brands of similar age and size. The unique relationships we have with our vendors give us agility to respond to consumer demands, where inventory can go from purchase order to ex-factory in as little as 45 days. Our investments in direct and meaningful relationships with all our partners, from raw materials suppliers to Tier 1 manufacturers and logistics providers, also allowed us to improve gross margin despite a difficult cost climate due to the COVID-19 pandemic. Our distribution network, comprised of nine distribution centers across eight countries, puts us close to the consumer, allowing us to reach 35 countries in a matter of days with quick, reliable service.
◦Technology. Our current technology infrastructure is nimble and enables us to scale globally at a lower cost than large incumbents. We have married tried-and-true enterprise systems with custom-built technology stacks tailored to our needs. Because we started our business with a modern technology stack, we are able to rely on partners such as Shopify to more effectively scale, in contrast to incumbents who are saddled with legacy systems.
◦Localized teams with market expertise. We have hired on-the-ground teams in China, Germany, Japan, New Zealand, South Korea, and the United Kingdom who understand their market’s consumers and are able to localize our approach. Localizing brands globally can be difficult, and we have invested early in order to do so effectively, establishing a set of internal marketing and distribution capabilities that we believe will allow us to grow steadily around the world.
Experienced and Passionate Team Who Believes in Our Vision
Underlying our five core strengths is our unique, purpose-driven culture that starts with the vision of our co-founders and our “flock” of passionate employees. This culture is underpinned by an authentic approach that recognizes the environment as a critical stakeholder, as documented in our certificate of incorporation as a PBC and certified through our B Corp status. We believe great employees stand with brands that have values they can align with, and Allbirds is filled with a diverse group of people who believe in our mission. Our flock’s passion is seen every single day in the ideas they bring to creating new and innovative products and running a sustainable and successful business.
Why We Will Continue to be Successful
Our intention is to be a high-growth, profitable business that consistently delivers great outcomes for our stakeholders. To do this, we believe it is vital to have a clear long-term growth strategy that translates into near-term growth initiatives.
Our long-term strategy to fulfill this vision has five strategic pillars:
•Make the world’s most comfortable shoes and apparel, powered by world-leading sustainable materials innovation and design;
•Build a global brand that attracts a large, loyal community of customers who love our products;
•Inspire that community of customers to keep coming back and to serve as our biggest advocates;
•Serve that community through a digitally-enabled and seamless cross-channel experience; and
•Deliver the highest quality products on time at a great value to our customers through a low-carbon, technology-enabled, consumer-focused supply chain.
Threading through these five strategic pillars is our commitment to tread lighter and have a positive impact on all stakeholders, including the environment, our flock of employees, communities, consumers, and investors.
In the near term, this strategy will manifest itself in the following five growth initiatives:
•Innovate and Make Great New Products with Natural, Sustainable Materials
Our product platform allows us to consistently deliver new and differentiated products, fulfilling new use cases in new categories to grow our closet share. For the six months ended June 30, 2021, approximately 80% of orders from repeat customers included a different item than was included in the first order. We believe this highlights our opportunity to continue expanding our product portfolio to increase engagement and drive lifetime customer value. We think about our innovation platform in the following ways:
◦New materials. Starting with wool and quickly expanding to tree, sugarcane, and crab shells, materials innovation and research and development is in our DNA, and we continuously seek out new opportunities to bring nature to life in our products. Our successful track record of commercializing and bringing to market new innovations has made us a desirable partner for many outside R&D companies and vendors, allowing us to be first to market with novel materials while accelerating development timelines and reducing costs. A recent example is our collaboration with Natural Fiber Welding, Inc. to commercialize a 100% natural, plant-based leather-alternative. As we continue to build our library of materials, we plan to create new, differentiated products, as well as leverage new materials across our existing product platforms by refreshing our classic silhouettes.
◦Expand footwear. New materials innovations unlock potential for differentiated styles and use occasions, which create opportunities to make new footwear franchises. Our versatile, simple designs with “Hero” materials allow us to expand our core product families. For example, we have expanded upon the original Wool Runner with new styles, colors, weather-proof treatment, and exclusive design partnerships to generate brand attachment, turning a single product (and its tooling) into a family of products that drive repeat engagement for our customers. We plan to grow footwear sales by broadening and deepening our assortment across end uses including functional casual occasions and performance athletics, while also introducing new style, fit, and size ranges to give customers more choices.
◦Broaden our apparel offerings. Our foundation in natural materials, comfort, and sustainability translates into the ability to create great products, not just in shoes, but in a number of apparel categories that complement our footwear line. We teased our entry into apparel with socks in 2019, and today have a small assortment of tees, sweaters, jackets, and underwear. Our expertise with materials allows us to expand in basics and functional casual apparel, and has significant application to natural performance apparel, which we believe will be a complementary offering to our newly established credibility in performance footwear. Our design philosophy for this category is to develop products that are visually athletic and technically designed, with a versatile casual style that can cross into daily life. We have several offerings currently under development which will empower our customers to explore and appreciate the great outdoors, better connecting with nature.
•Raise Awareness and Grow Our Customer Community
We are still a young brand with aided brand awareness of 10.9% in the United States in the first quarter of 2021, which provides significant whitespace for growth as we introduce ourselves to new consumers. Our recent marketing efforts, including our expansion into TV advertising, collectively drove a significant increase in our aided brand awareness from 8.4% in the fourth quarter of 2020 to 10.9% in the first quarter of 2021, affirming the success of our marketing strategy. See the section titled “Market, Industry, and Other Data” for additional information regarding aided brand awareness.
We are focused on increasing awareness through the following tactics:
◦Thought leadership moments. We will continue to be leaders in the fight against climate change, from open-sourcing our Carbon Footprint methodology to vocally challenging copycat brands to copy our sustainability practices and not just our designs. This has helped to amplify our voice and introduce us to new customers who connect with the values of our brand.
◦Community. In 2020, we formalized our community marketing efforts by launching the Allgood Collective, a global community of ambassadors who promote the power of collective action as a force for good, embracing the Allbirds brand and products as a vehicle for positive change. We partner with leaders and organizers from diverse backgrounds and with interests that intersect health, creativity, and sustainability. The Allgood Collective is how we personify and extend our mission and values into tangible experiences, encouraging meaningful conversations and strengthening our relationship with our existing fans while also allowing us to reach and engage new groups of people.
◦Expanding our brand beacon through physical touchpoints. Our stores are situated in high-traffic, popular locations and serve as billboards while providing an immersive and tactile introduction to the brand. A hands on experience is important because we do best when we convey the luxurious feel of our materials. Historically, we have seen significant awareness boosts in store markets and efficient new customer acquisition, and we expect this trend to continue with the rollout of additional locations throughout the world.
◦Full-funnel marketing. We are at a scale now where it is effective to broaden our marketing funnel from emphasizing direct, digital conversion marketing to a full-funnel approach that utilizes TV and other mediums. A broader marketing strategy enables us to showcase our beautiful products and mission to a larger audience. We anticipate this will result in expanding our consumer reach to a wider population, showcasing a broader array of products, and taking consumers through the entire brand journey, from awareness through consideration to conversion. As we increase awareness, add stores, and broaden our product assortment, we believe this full-funnel approach will increase marketing efficiency.
•Deepen Engagement with Our Community of Customers
As a digitally-native vertical retailer that directly engages with consumers, we have carefully cultivated every aspect of our customer experience. We have the opportunity, taking insights from our data ecosystem, to further unlock customer loyalty and lifetime value through personalized experiences and product innovation. We see an opportunity to increase purchase frequency by providing our customers exactly what they want, where they want it, when they want it.
◦Product. Increased product offerings provide more opportunities to buy, greater breadth to meet wardrobe needs, and more reasons to engage with us.
◦Personalization. Investments in our marketing technology and customer relationships allow us to personalize each customer’s experiences, showing them more of what they want, when they want it.
◦Proximity. Our extensive distribution network, native app, and expanding retail footprint all bring us closer to the customer, increasing access to our brand and product whenever and wherever they want it. Furthermore, we have a significant opportunity to integrate the customer experience across our digital platform and stores by expanding on capabilities such as Buy-Online-Pickup-In-Store and Ship-from-Store in the short to medium term.
By deepening our relationships with our repeat customers, we believe we are well-positioned to capture a greater share of the approximately seven pairs of shoes and 68 pieces of clothing that the average American bought in 2018 and realize substantial growth in our business. We believe there is continued opportunity to grow our closet share as we further expand our brand and our product selection, as evidenced by the fact that approximately 80% of orders from repeat customers in the six-month period ended June 30, 2021 included a different item than in their first order and 26% of those orders were for multiple items.
•Expand Vertical Retail Distribution to Meet Our Customers Where They Are
We have seen the early benefits of our vertical retail approach and have the blueprint for making this successful, while continuing to grow our digital channel through personalization.
◦Increase store fleet. We have just scratched the surface of our store potential, particularly in the United States, with 27 stores globally as of June 30, 2021. With strong pre-COVID-19 unit economics, our store operations have historically been capital efficient and provided strong investment returns. We are in the early phase of a ramp towards hundreds of potential locations in the future, with strong unit economics. Furthermore, as our store fleet expands, we expect our growth to accelerate, as compared to 2020, through more efficient customer acquisition, while also receiving the benefit of increasing digital traffic as more people learn about our brand through our stores. Based on our stores’ pre-COVID-19 performance, we believe our new stores will also be highly profitable, have attractive payback periods, serve as good capital investments, and be positioned well to take advantage of physical retail’s recovery from the pandemic.
◦Grow within our existing international markets. The early investments in our international operations have given us traction in key markets across Europe, Asia, and Oceania that complement our core North American business and provide us with a global platform to share our product, brand, and values. Opportunities exist beyond our current reach, but the majority of our growth outside of the United States in the near term will come from the group of 35 countries we serve today. In 2020, 24% of our net revenue came from outside the United States, signaling a strong foundation from which to scale our business globally. With local teams already on the ground in our largest markets, and an expanding list of offerings to ensure product-market fit, we believe these new regions are positioned to accelerate growth. We intend to continue to make strategic investments in these markets by opening new stores and further localizing the digital experience.
◦Further personalize and grow digital. Complementing our store rollout strategy and growing global footprint, our digital channels should accelerate growth as they are the most accessible ways for new and existing customers to purchase our products. New customers who are exposed to the brand for the first time can learn about our story and product offerings, while our investments in marketing technology enables us to personalize and tailor our engagement with our existing customers, targeting more of what they want, when they want it, particularly as our product offerings increase. The more we interact with both new and existing customers, the more data and insights we gather about customer behavior, which will feed our personalization efforts. We expect the combination of all these elements to further drive website and mobile app traffic, conversion, and revenue. Furthermore, through our vertical retail strategy, we believe we will be able to expand our valuable multi-channel customer base. Across all cohorts and through June 30, 2021, our multi-channel repeat customers, who represented 12% of our total repeat customers as of such date, on average spent approximately 1.5 times more than our single-channel repeat customers.
•Optimize Infrastructure for Profitable Growth
We have spent the past five years investing in a foundation for materials and product innovation, global reach, and cross-channel distribution. With much of this global infrastructure built, we can now scale our business to use the full capacity of the supply chain and technology in place, including store fleet expansion and international growth, all of which should result in margin expansion, operational leverage, and profitable growth. We believe we have the key investments in place that will enable us to reach our vision of becoming a scaled global brand. We will continue to strategically invest in our business while driving operational excellence.
◦Innovation-focused partner network. We continue to optimize our supply across sourcing, manufacturing, distribution, logistics, and fulfillment to reduce carbon emissions, provide flexible production lead times, shorten go-to-market timelines, and maximize product and logistics cost efficiencies.
◦Technology-led efficiency improvements. We will continue to leverage our modern technology approach to improve efficiency and reduce complexity via improved inventory management and analytics, and a more streamlined go-to-market process. Inventory improvements should enable us to maintain high levels of full-price sell through, while minimizing write-offs and lost sales from stock-outs. Additionally, digital product tools allow us to shorten the development cycle, increase the pace of development, and decrease overall go-to-market timelines so we can deliver what our customers want, faster.
•Commitment to Profitable Growth
Our commitment to tread lighter and have a large positive impact on all of our stakeholders requires financial discipline and a focus on profitable growth. Our expectation is that the combination of our strategy and growth initiatives will result in both topline expansion and operational leverage, leading to a strong margin profile and a robust bottom line. If executed as we anticipate, the impact of the growth drivers should manifest in:
◦gross margin improvement due to lower costs related to scale and favorable product, channel, and geographic mixes;
◦marketing efficiency improvement, as a percentage of sales, due to favorable channel mix, greater awareness, and less reliance on new customer acquisition as a driver of revenue growth; and
◦operating expense improvement, as a percentage of sales, due to scale and leveraging historical infrastructure investments as we grow.
Our core strengths work in unison to allow us to make better things in a better way, tread lighter, and help our consumers to live life in better balance. Our core strengths also create a competitive moat that sets us apart from competitors. Starting from our materials science innovation and versatile, distinctly simple designs, we have built a powerful product innovation platform that allows us to continue to create new and differentiated products and grow closet share. Our superior products are backed by a global lifestyle brand and a vertical distribution strategy that offer our repeat customers value, convenience, and peace of mind. Underlying our business are our dedicated employees, supply chain capabilities, and technology that allow us to profitably grow our business and have a positive impact on the world.
Our Products
Allbirds started in 2016 with a single offering, the Wool Runner, which TIME Magazine named “The World’s Most Comfortable Shoe.” Since our initial launch, we have methodically built our product development engine through a fully-integrated team across strategy, sustainability, design, sourcing, development, and production, both in our U.S. headquarters and within our manufacturing and supply chain innovation partners, combining to deliver the same product philosophy and design principles that created our iconic Wool Runner: sustainability at the core with distinctly simple design and performance comfort in mind.

Today, we offer almost 50 products across Footwear and Apparel within our Lifestyle and Perform categories. Each product adheres to our three product design principles, creating an evergreen, fad-resistant product that never goes out of style.

The Product Platform

WOOL

Superfine ZQ certified merino wool from New Zealand

- Breathable
- Temperature regulating
- Moisture-wicking

TREE

South African Eucalyptus pulp uses 95% less water than cotton

- Durable & breathable
- Flexible & lightweight
- Silky smooth

SUGAR

Brazilian sugarcane, a fully renewable resource that removes carbon from the atmosphere

- Bouncy comfort
- Cushioned stability
- World's first carbon negative green EVA

TRINO

Combined properties of harvested eucalyptus tree fibers and ZQ Merino wool

- Soft material for apparel
- Natural odor-reducing properties
- Breathable and Wicks moisture

FOOTWEAR

Lifestyle
Everyday classic casual footwear for moving through daily life with versatility, comfort, and style.

Wool Runner

Wool Lounger

Tree Runner

Tree Skipper

Tree Piper

Wool Runner Mizzles

Wool Piper

Tree Topper

Tree Lounger

Tree Breezer

Perform
Best for traditional athletic activities with natural materials engineered for technical performance.

Tree Dasher

Tree Dasher Relay

Wool Dasher Mizzles

TrailRunner SWT

APPAREL

Lifestyle
Designed for everyday life with the flexibility to meet needs from the time you wake up to the moment you fall asleep.

Tees & Tops

Socks

Underwear

Perform Tops

Perform Bottoms

Perform Socks

•Footwear
Footwear has historically represented the vast majority of our revenue and has been the foundation of our brand since the launch of our original and distinctly-recognizable Wool Runner, setting the standard for our product platform strategy. We think of each new style launch as a franchise where each new design can be leveraged across new materials innovations, colors, partnerships, and adjacent stylings to create freshness for the brand and our customers.

The Dasher

One great innovation spawns a product franchise, creating newness and brand excitement, while driving growth

The Dasher Product Family
Invest heavily upfront to make groundbreaking innovations that establish footwear franchises

Tree Dasher Core

Colorway
Seasonal color refreshes keep customers engaged and coming back

Limited Edition Crest

Limited Edition Gaia

Limited Edition Cyclone

Limited Edition Erupt

Limited Edition Flame

Material & Upper Design
New styles and use cases on existing silhouettes

Wool Dasher Mizzles

Wool Dasher Mizzles Mid

Tree Dasher Relays

Further Design Extensions
Partnerships, energy drops, exclusives, events and anything else that life throws at us

Oiselle Partnership

Braulio Amado Partnership

Jeff Staple Partnership

Our Footwear offering currently has two categories: Lifestyle and Perform.
◦Lifestyle. Our Lifestyle category includes a broad range of everyday casual footwear, elevated classic silhouettes enhanced by natural materials for moving through daily life with versatility and comfort. Our Lifestyle footwear platforms currently include the Runner, Lounger, Skipper, Topper, Breezer, and Piper made from Wool and Tree materials, while our Mizzle styles are enhanced by Puddle Guard, a bio-TPU membrane that makes our products weather repellent.
◦Perform. Our Performance category launched in April 2020 with the introduction of our first performance running shoe, the Tree Dasher, delivering high levels of technical performance through natural materials. The success of the Tree Dasher was followed up by our Wool Dasher Mizzle, which incorporates our Puddle Guard technology for athletic activities in the winter, and the laceless Tree Dasher Relay for a different look, feel, and design. With the success of the Dasher platform, we see this category as a major growth opportunity as we continue to grow across the Performance space into new run options, Trail, Train, and beyond.

LIFESTYLE

Wool Runner

"The World's Most Comfortable Shoe"
- TIME Magazine, March 2016

PERFORM

Tree Dasher

"The Dasher oozes casual comfort, but is a legit running shoe. Seriously."
- Runner's World, May 2020

RECYCLED LACES
WOOL UPPER

CASTOR BEAN INSOLE

RECYCLED LACES
TREE UPPER

SUGARCANE MIDSOLE

CARBON FOOTPRINT
+
9.9
KG CO2E

30% lower carbon footprint than estimated standard pair of sneakers

Every component that goes into our products maximizes comfort, design, and performance

CARBON FOOTPRINT
+
11.3
KG CO2E

•Apparel and Basics
Our unique technical expertise in footwear and materials research and development has provided us consumer credibility for our entry into apparel. As a global lifestyle brand with footwear at our core, we began our entry into apparel in 2019 with the development of our Trino socks, which are made from a proprietary mix of our foundational Tree and Wool “Hero” materials.
Our ever-expanding line of apparel offerings currently include tees, jackets, and sweaters plus basics including socks and underwear. Our apparel offerings leverage our leading naturally derived materials innovation to re-imagine products in a category that has been historically reliant on synthetics and poor environmentally performing products and supply chains.
Our Apparel offering currently has two categories: Lifestyle and Perform.
◦Lifestyle. This category includes apparel designed for everyday life with the flexibility to meet our customers’ needs from the time they wake up to the moment they fall asleep. Like the footwear category, our natural materials offer exceptional ‘next-to-skin’ comfort and enhanced functionality across the apparel line. We teased this category with the introduction of Trino as a material when we launched our sock line in 2019, and have since expanded this category with underwear, tees, jackets, and sweaters in late 2020.
◦Perform. With the success of our Perform footwear products, our next logical move was to apply our technical expertise and learnings into athletic apparel. Our design philosophy for this category is to develop products that are visually athletic and technically designed, with a versatile casual style that can cross into daily life. We introduced the category with our Sprinter sock line, which we launched in conjunction with the Tree Dasher in 2020. Our offerings in this category have expanded significantly beyond our Sprinter sock line; for example, recently, we launched our Natural Run collection in late summer 2021, which includes performance tanks, tees, leggings, and shorts across men’s and women’s styles. Our Perform apparel focuses on incorporating our innovative natural materials to enhance form and function, in an industry where historically most products have relied heavily on synthetic materials. We have additional offerings currently under development, which will continue to empower our customers to explore and appreciate the great outdoors, better connecting with nature.
Materials and Innovation
Our innovation approach is to leverage materials that are both more sustainable than synthetic alternatives and also have real, tangible performance benefits that can easily be experienced and appreciated by customers, such as comfort, temperature regulation, and odor control. We have developed a unique, systemized approach to using natural materials R&D to create differentiated products that unlock value for our customer and are measurably better for the planet. This authenticity stands in contrast to legacy companies that claim sustainability by inserting a small amount of natural or recycled materials in their products.
Materials research and development is led by our Innovation team, which draws on its deep expertise in biomaterials commercialization and polymer science. Additionally, we collaborate with experts in the fields of biomechanics, polymer development, green chemistry, biotechnology, and sustainable venture investment to extend the innovation ecosystem beyond our employees and supply base. Our process of bringing these materials to market is executed in close coordination with our Product Development team to ensure that products utilizing these novel materials meet or exceed our customers’ quality and performance standards before it is ready for commercialization.

In the five years since our initial launch, we have already built a palette of distinctive “Hero” materials platforms that provide the foundation for our product innovation.

Material Innovation

WOOL

Superfine ZQ certified merino wool from New Zealand

- Breathable
- Temperature regulating
- Moisture-wicking

TREE

South African Eucalyptus pulp uses 95% less water than cotton

- Durable & breathable
- Flexible & lightweight
- Silky smooth

SUGAR

Brazilian sugarcane, a fully renewable resource that removes carbon from the atmosphere

- Bouncy comfort
- Cushioned stability
- World's first carbon negative green EVA

TRINO

Combined properties of harvested eucalyptus tree fibers and ZQ Merino wool

- Soft material for apparel
- Natural odor-reducing properties
- Breathable and Wicks moisture

MORE MATERIALS

RECYCLED BOTTLES
One recycled plastic bottle equals one pair of Allbirds laces. Reincarnation is a beautiful thing.

CASTOR BEAN OIL
Castor bean oil helps us increase the natural content in our insoles. Lean, bean, comfort machines.

BIO-TPU
Our eyelets are are created thanks to unique microorganisms that consume plant sugars. Science is sweet.

RECYCLED NYLON
We popped in a dash of recycled nylon—it keeps old nylon out of landfills, gives it new life, and boosts our knit's durability.

TRINOXO™
Uses pure chitosan fiber, a natural odor-fighter harvested from discarded crab shells and the number two most abundant biopolymer on earth.

COMING SOON

Plant Leather
Potential for as much as a 98% reduction in carbon emissions when compared to traditional leather. It's naturally pigmented and fully biodegradable.

•Wool: superfine merino wool platform sourced from the New Zealand Merino Company, or NZM. The fibers we use are 20% to 30% of the diameter of a human hair, which creates an ultrasoft textile typically reserved for fine suiting fabrics. Our proprietary textile blends comfort and performance with the naturally occurring benefits of temperature regulation, moisture management, and odor control. 100% of our wool is ZQ certified, the highest standard in sheep welfare, and is the same wool used in high-quality designer men’s suits.
•Tree: a cellulosic fiber textile platform sourced mainly from eucalyptus plantations that combines a soft hand feel that is cool to the touch with a silk-like aesthetic. Compared to traditional materials like cotton, our tree fiber represents a 95% reduction in water usage. We source 100% of our fiber from farms certified by the Forest Stewardship Council, or FSC, which is the world’s leading standard in responsible forest management. In 2019, we received a Leadership Award from the Forest Stewardship Council for bringing to market the first FSC-certified footwear collection.
•SweetFoam: a novel footwear cushioning technology featuring the world’s first sugarcane-based, carbon-negative EVA conceived of and pioneered by Allbirds in collaboration with our materials supplier. We use SweetFoam to replace conventional EVA, a rubber-like foam derived from petroleum that most shoe soles today are made of. The process of producing green EVA removes CO2 from the atmosphere, as compared to traditional EVA which emits CO2e.
•Trino: a unique blend of our Wool and Tree that takes the best properties of both to create a soft, breathable fiber that serves as the foundation for apparel products. We then took it a step further and created TrinoXO, which features a naturally derived, anti-odor technology based on chitosan, which is made from discarded waste from the seafood industry, including crab shells and the second most abundant biopolymer on earth.
•Plant Leather: a highly tunable, plant-based, petroleum-free alternative leather platform. In February 2021, we announced our collaboration with Natural Fiber Welding, Inc., or NFW, a sustainable materials innovator. We are currently working with NFW to introduce Plant Leather into our products. Plant Leather acts and looks like leather, but has up to 40 times less carbon impact compared to animal leather and up to 17 times less carbon impact compared to other synthetic leathers derived from petroleum.
Surrounding our “Hero” materials are additional developments that support and enhance the functionality of the core materials. These include: Puddle Guard, a bio-TPU membrane that makes our products weather repellent; recycled water bottles, used to make our shoelaces; and castor bean oil, replacing synthetic materials in the insole.
We continuously refine our “Hero” materials to further enhance the customer experience, with each iteration seeking to improve upon the comfort, versatility, and performance of the previous materials. These innovations and the products we’ve developed along with them have received high-profile recognition, including being named among TIME Magazine’s Best Inventions of 2018 and 2020 and featured among Fast Company’s “World Changing Ideas” in 2019, 2020, and 2021 and “Innovation by Design” in 2018 and 2020. In addition, we will continue looking for opportunities to share our innovations and create impactful partnerships, as evidenced by our contribution of SweetFoam to the footwear industry and our partnership with adidas to create the world’s lowest carbon footprint running shoe.
Community Research
Our customers are at the heart of our disciplined approach to new product creation. We conduct detailed research to better understand our customers’ lives, wardrobes, and perspectives. Our research team visits our customers in their homes, building empathy and providing better product context. Through our research and customer feedback, we have continuously made tweaks to evolve our products and develop entirely new products that people have wanted. One example is the launch of our Wool Runner Mizzle, which was the result of customers wanting a Wool Runner that was better-equipped to handle winter weather and rainy terrains. This led us to create a weather-proof winter boot version of the Wool Runner, with natural rubber traction to keep users from slipping in the elements while still keeping the comfort and design of our original Wool Runner. We believe that these rich insights and human-centered design drive our growth and set us apart.

Keeping a constant pulse on our in-market products is equally important to us. We actively engage a community of more than 1,000 customers in product and brand research, leverage a physical “Test Nest” testing space in our San Francisco Hayes Valley retail location for in-person product feedback and ideas. We also use data analytics to glean product insights from our global retail teams that have regular first-hand experience with our customers. We have also built a robust product wear testing program to learn from real users and refine our products throughout the development phase ahead of launch.
People (Our Flock)
One of our key stakeholders is our employees, who we call our flock. Doing right by our people is as important as doing right for our customers, stockholders, and the planet. We are building a high performance, learning organization in which we can drive great business results while nurturing a culture of connection and belonging. Our people are what will allow us to achieve sustainable, healthy growth in our business and a positive impact on our planet.
As of June 30, 2021, we employed approximately 546 ’birds, 378 of whom were located in the United States. 226 of our ’birds work in one of our corporate offices, 275 work in retail, and 45 work in customer experience. We also hire seasonal employees in retail and customer experience, primarily during the peak holiday selling season.
•Culture and Our Commitment to Diversity, Equity, Inclusion, and Belonging
We are committed to diversity, equity, inclusion, and belonging and believe our success as a company is dependent upon our ability to integrate tangible, measurable practices to ensure all voices are heard. We support five employee resource groups—Ladybirds (our women’s group), Queerbirds (our LGBTQ+ group), Birds of All Feathers (our multicultural group), Moms and Pops (our parents’ group), and Everybird (in our U.K. office focused on racial and gender equality)—to encourage employees to come together and support each other through connection, education and community. We track and measure our diversity and representation quarterly. As of June 30, 2021, people of color and women made up 46% and 52%, respectively, of our U.S. workforce.
We are proud of our Glassdoor score of 4.3 as of August 2021 and humbled to be included in the Forbes’ America’s Best Startup Employers list in 2020 and 2021, taking the top spot in 2020.
•Global Talent Development and Engagement
We enable the flock to operate at their highest potential by building critical skills and leadership capabilities across all levels. We train our global retail and customer support teams to deliver incredible customer experiences and drive sales, while maintaining our vision globally and localizing content through collaborative review processes.
As Allbirds scales to a global organization, we have implemented critical organizational structures and managerial capabilities, including building an executive leadership team with deep expertise across retail, consumer, and eCommerce, and intentionally implementing a structure appropriate for our scale. We conduct bi-annual surveys to collect feedback and understand employee sentiment and engagement, and host inclusive leadership training sessions.
•Our Response to COVID
Since March 2020, we have been closely monitoring the volatile COVID-19 landscape, with the health and safety of our flock top of mind. We acted swiftly in response to the crisis by temporarily closing most of our facilities, including the majority of our stores, and worked to implement various pay protection frameworks for retail employees. For example, when our U.S. stores temporarily closed in March 2020, we guaranteed pay and benefits to affected employees through July 30, 2020. As those stores reopened, we kept the pay guarantee in place to support our retail employees in case a store needed to close again for any reason, including closures related to civil unrest.

We also offer a variety of resources to support our flock’s emotional and physical well-being during the pandemic, including helpful internal tools and resources, free access to telehealth therapists, and a wellness program with a variety of virtual classes. We will continue to prioritize the safety of our flock through the pandemic and are closely monitoring the situation in every market which we serve. We will temporarily close stores and restrict operations as necessary, based upon information from government and health officials.
•Total Rewards
Our total rewards strategy is focused on providing compensation and benefits that allow us to attract, engage, and retain a talented and diverse workforce. Compensation is based on an employee’s role and their geographic location. We believe in “pay for performance” and have incentive programs in place for our associate directors and above in corporate based on business performance, and all of our retail flock based on store performance and customer experience. Since 2020, we have formally included sustainability goals in our corporate incentive program.
We conduct and have committed to conducting annual reviews of pay equity. Our 2020 pay equity review, which considered job level, performance, and experience across gender globally and ethnicity in the United States, did not find statistically significant pay differences across gender or ethnicity.
Our benefits are designed to help employees and their families stay healthy, meet their financial goals, protect their income and help them balance their work and personal lives. These benefits include health and wellness, paid time off, employee assistance, competitive pay, career growth opportunities, paid volunteer time, product discounts, and a culture of recognition. We also believe giving back to the community is central to our culture, so included in our benefits are 16 hours of paid time off each year for full-time employees to perform volunteer activities during business hours.
Marketing Strategy and Brand
From the start, our goal to inspire people to live life in better balance has been central to our marketing. Our customers associate our brand with our mission and sustainability, supported by high-quality product experiences powered by our materials innovation, and our track record of striving to do what is right for all of our stakeholders. With an aided brand awareness in the United States of 10.9% in the first quarter of 2021 and an industry-leading Net Promoter Score, which has consistently been 83 or higher since the first quarter of 2019 and was 86 for the first half of 2021, we have created a strong foundation with a significant opportunity to grow, as we continue to “say hello” to most of the world for the first time. Our recent marketing efforts, including our expansion into TV advertising, collectively drove a significant increase in our aided brand awareness from 8.4% in the fourth quarter of 2020 to 10.9% in the first quarter of 2021, affirming the success of our marketing strategy. See the section titled “Market, Industry, and Other Data” for additional information regarding aided brand awareness and Net Promoter Score.
Given our mission to reverse climate change through better business, we are increasingly driving the conversation in the footwear and apparel space on what product creation should look like in the future. With each new natural-based invention, we create novel products, both of which generate earned media. These products engage our current customers and attract new ones. Product partnerships extend the brand to meet new segments of our customer target profile. Our community of brand ambassadors—the Allgood Collective—is at the center of this product creation process. Ambassadors in the Allgood Collective receive benefits such as early access to new products, use of our retail stores for special events, and carbon offsets credits, which help authentically share our story and mission with customers through actions and activities that leverage and celebrate our products.
As a vertically integrated company that has a direct relationship with our customers, we couple the organic marketing approach described above with our vast data ecosystem, to construct a well-balanced and diversified marketing funnel that consistently drives return on advertising spend that works well for our financial model today and as we scale.

We are focused on increasing brand awareness and consumer touchpoints through the following marketing initiatives:
Spreading Our Message
•Word-of-mouth
When Allbirds first launched, our brand growth was fueled in large part by word-of-mouth. Our early adopters told our story to their friends, gifted products to family members, and raved about us on their social media channels. Celebrities and high-profile individuals have often been sighted wearing our products, including current and former presidents of the United States, which has generated buzz in the media, further helping fuel the growth we’ve seen over the last several years. Our products and purpose continue to inspire our customers, fueling our continued success.
•Thought leadership and PR
Much of what makes our brand distinctive is the thought leadership and innovation that drives our product development and storytelling. In 2020, we started labeling each of our products with their carbon footprint, as a way to hold ourselves accountable to reducing our emissions, and to start a broader conversation in the industry about the impact of the things we make. On Earth Day 2021, we challenged our competitors to track their carbon emissions with bespoke tools that we have developed with third parties and published, open sourcing our Life Cycle Assessment Tool. Our transparent communication and bold thought leadership establishes trust with our customers, allowing us to educate and empower.
•Partnerships
Partnerships allow us to engage customers at the edges of our brand territory. We have done so consistently through exciting product collaborations with brands like adidas and designers like Jeff Staple and Bráulio Amado. We will continue to leverage partnerships with key brands and tastemakers to unlock new communities and engage our purpose across the footwear industry.
Recognizing that it will take a change across the industry to help reverse climate change, we partnered with adidas to create the world’s lowest carbon footprint performance shoe. This reflects our belief that our industry has been running the wrong race, and instead we should be harnessing competition to break records that benefit the planet.
•Community
To deepen our relationship with consumers, we launched the Allgood Collective community in 2020. The Allgood Collective is a growing global community of individuals who promote the power of collective action as a force for good and who act as brand ambassadors for us. As of June 30, 2021, we had over 80 ambassadors who were part of our Allgood Collective. Over time, we aim to build a community of more than 1,000 Allgood Collective Ambassadors in order to expand this community’s capacity and capability to organize events, create educational platforms, provide input into our programs, and drive thought leadership in the footwear and apparel category. Most importantly, this community will co-design products with us, and enhance our brand storytelling.
Extending Our Reach and Connecting with Our Customers
•Digital and performance marketing
Digital marketing is a key channel within our overall marketing funnel. It is a significant part of our consumer acquisition strategy and powerful way in which we engage with existing customers. Our digital platform, which generated 89% of our sales in 2020, allows us to create personalized experiences with our customers and deepen customer knowledge of our products and mission. In addition, we continue to balance our new customer acquisition digital spend across channels. We have begun to rely less on social media, instead diversifying into podcasts, out-of-home, theatre, and community and retail marketing. We rely on robust customer data encompassing purchase habits and demographic profiles to customize our strategy around email marketing and other communication touchpoints, and personalize offers and drive deeper engagement. Our in-house data capabilities allow us to run dynamic experiments to drive efficiency across channels. We have also developed an in-house creative studio in our Shanghai office, bringing content creation in and allowing us to produce high quality global assets that fuel our traditional performance marketing activities.
•TV and other media
TV as an advertising channel is relatively new to us, with our first multi-million dollar TV campaign commencing in January 2021. Early signs in the United States and Europe have indicated that this channel increases brand awareness, allowing us to expand our customer reach and introduce our brand to new customers for the first time. We expect these efficient investments in TV to fill the top of our marketing funnel and drive customers from awareness to conversion. Our TV creative approach is inspirational, irreverent, unassuming, and relays our products’ natural materials benefits.
•Stores as physical brand beacons
Our stores are situated in high-traffic, popular locations and serve as billboards while providing an immersive and tactile introduction to the brand. As we continue to build our store footprint into new geographic regions and cities, we should be able to reach new populations and penetrate new markets quickly. Furthermore, our Allgood Collective Ambassadors are able to leverage our stores as spaces for events and community gatherings, giving even more reasons for people to visit our stores and learn about our brand.
•Customer experience
Our global Customer Experience, or CX, team operates across all our markets and is an important touchpoint to create customer connection and drive retention and loyalty. We deliver exceptional service with a focus on educating our customers on our offerings, helping them find the product best suited to their needs, and resolving their issues. In 2020, our CX teams that serve customers and potential customers in the United States, New Zealand, and Australia achieved a Customer Satisfaction rating of 96%, based on our post-support interaction survey. Establishing this relationship with our customers, along with tech-enabled tools, has created a data-driven feedback loop, providing customer insights to help guide product development, real-time demand planning, and brand messaging. See the section titled “Market, Industry, and Other Data” for additional information regarding Customer Satisfaction rating.
Digitally-Led Vertical Retail
We reach our customers directly through our digitally-led vertical retail distribution strategy, which combines our digital offerings with our stores so we can meet consumers where they are, delivering value and convenience. An additional benefit of our vertical retail distribution strategy is control of our price; during the lifetime of our company through June 30, 2021, we generated approximately 98% of our gross sales at full, undiscounted prices.
•Digital
For the years ended December 31, 2020 and 2019, we generated 89% and 83%, respectively, of our net revenue through our digital channel. Our website supports seven languages and showcases the entire breadth of our product portfolio, the materials that create our portfolio, and our branded content. The seamless online experience from search to order to fulfillment creates the convenient shopping experience that our customers desire. In addition, our digital platform allows us to educate our customers on both our products and our mission, leveraging content from our research on sustainability innovation and our commitment to reversing climate change through better business. Complementary to our online presence, our mobile app allows customers to virtually try on footwear, purchase exclusive product drops, and gain early access to our new product launches, creating further engagement between our brand and our customer.

Substantially all of our sales are through company owned-and-operated channels with the exception of a small portion of digital sales that flow through select online marketplaces, which enables us to reach more customers in China. We have also had short-term partnerships with other brands and distributors to sell our products to either to quickly enter a new market or reach a different customer population, leveraging the resources of our partners. Sales through these ancillary channels represent an immaterial percentage of our overall sales.
Utilizing the marketing approach outlined in the previous section, we invest heavily in optimizing our website to create a convenient and fun shopping experience that resonates with customers. This process relies on our Engineering and Digital Product Management teams to understand purchase pathways and leverage modern technology to increase purchase conversion.
Finally, the data ecosystem we have invested in allows us to find patterns in our customers’ purchase behaviors and create personalized recommendations via email and other communications to further engage existing customers.
•Physical Retail
For the years ended December 31, 2020 and 2019, we generated 11% and 17%, respectively, of our net revenue through our physical retail channel. As of June 30, 2021, our physical retail channel included our 27 company-operated stores spread across eight countries and 22 cities and areas, as well as our temporary pop-up store locations. With strong pre-COVID-19 unit economics, our store operations have historically been highly profitable, capital-efficient and provided strong investment returns. All U.S. stores that were operating in 2019 generated approximately $4.3 million in AUV in their first 12 months of operation, including the stores that had their first 12 months of sales affected by the COVID-19 pandemic after March 2020. Based on this pre-COVID performance, we believe our new stores will be highly profitable, have attractive payback periods, serve as good capital investments, and be positioned well to take advantage of physical retail’s recovery from the pandemic. In addition to performing well as standalone entities, our locations serve as brand beacons, increasing brand awareness and site traffic, and driving an overall lift in the business within the regions they operate.
Our physical retail channel also enables us to offer cross-platform shopping which fulfills customer needs. Endless aisle allows us to fulfill a customers’ request for items that are not available in store, minimizing lost sales and optimizing a store’s footprint while still being able to provide the full product breadth to our customers. Currently enabled in select locations in China, we offer ship-from-store, which allows us to optimize for delivery time and costs, as well as buy-online-pick-up-in-store, which gives customers the flexibility to receive their product in ways that are most convenient to them. Furthermore, physical retail locations give us the ability to host in-person events, accelerate community marketing, and provide customers another reason to interact with our brand.
Technology
Since our inception, we have aspired to leverage modern technology across physical and digital channels. Our current technology infrastructure is nimble and enables us to scale globally at a lower cost than large incumbents. We have married tried-and-true enterprise systems with custom-built technology stacks tailored to our needs. Because we started our business with a modern technology stack, we are able to rely on partners such as Shopify to more effectively scale. We have benefited from investments in digital customer experience, data analytics and science, back office business applications, and data security. As a result, we can now reach 35 countries with our products via digital and retail stores with the capability to expand further.
•Cloud-First
We have grown our business with a Cloud-First approach, allowing us to execute and innovate with speed and agility. Our proprietary technology stack of machine learning, data models, cross-selling capabilities, and component-based front-end architecture is focused on areas where we can be uniquely innovative. We integrate our technology innovations with other leading SaaS solutions to create differentiated experiences and capabilities. By leveraging solutions created outside of Allbirds, we can solve common business challenges significantly faster and at a fraction of the cost of doing so internally. The strategy also allows our resources to focus where they can uniquely create value for our customers and other stakeholders.
•Digital Customer Experience
We obsess about our customers, demonstrated by the seamless and personalized digital experiences we have created for them. Our website is available in 35 countries and seven languages with localized payment and shipping options. Our highly-rated mobile app allows customers to virtually try on footwear, purchase limited product drops, and have early access to our new products. To create these experiences, we leverage a common core set of APIs and tools that enable localization and speed-to-market. Furthermore, we have invested in marketing technology with our in-house Customer 360 platform giving us capabilities to tailor interactions with our customers on-site, as well as to enable smart communication with our customers to drive deeper engagement and repeat sales. We anticipate that our approach will drive improvements in customer engagement, website conversion, and customer lifetime value.
•Data Analytics and Data Science
Data-driven thinking, analysis, and decision-making is an integral part of the Allbirds culture. We have a sophisticated data infrastructure and toolset that allows our global teams to make informed decisions across key aspects of the business. Our data is vast and growing rapidly, giving us deeper understanding to continuously optimize our business. This data, coupled with advanced data science and analytics, powers many areas of our business including marketing, customer relationship management, personalization, inventory planning, logistics, and product investment decisions.
•Back Office Business Applications
We made early investments in a global enterprise resource planning platform, commerce, order management, and customer service systems to scale globally. This enabled us to build reusable technology and business processes such as procure-to-pay and order-to-cash that are leveraged across geographies, allowing us to rapidly grow our global footprint. With these foundations in place, we developed additional tools to give our global teams capabilities such as content and merchandising management to make them more efficient, ensuring our customers have a great experience at every interaction with Allbirds. These investments also help us scale merchandise planning capabilities, as well as to optimize logistics decisions to minimize cost.
•Supply Chain and Logistics Technology
Within the next 12 months, we expect to complete the rollout of new technology that standardizes procure-to-pay and store replenishment business processes across our retail stores, nine Tier 1 manufacturers, and nine freight partners. Our investments in our supply chain are intended to give us the ability to track inventory more accurately and efficiently, resulting in lower costs due to manual labor and shrinkage, and better serve customers by providing real-time SKU availability across our locations.
•Data Security
Protecting our customer data, employee data, and intellectual property is a responsibility we take very seriously and is essential to keep the confidence and trust of all our stakeholders. We employ multi-factor authentication, a suite of security tools, systems monitoring and alerting, audit logs, and controls across our major systems, corporate devices, and business processes to protect and secure sensitive data. Security is a shared responsibility across the organization. We regularly train our employees on and simulate social engineering and phishing attacks to find our risk areas so we can mitigate them. As the sophistication of attackers grows, we will continue to adapt and invest in new security capabilities.

Supply Chain and Operations
Our unique combination of sourcing, manufacturing, and distribution capabilities create a foundation from which we can continue to innovate and scale across the globe. We believe our supply chain infrastructure is advanced compared to other brands of similar age and size. The unique relationships we have with our vendors give us agility to respond to consumer demands, where inventory can go from purchase order to ex-factory in as little as 45 days. Our investments in direct and meaningful relationships with all our partners, from raw materials suppliers to Tier 1 manufacturers and logistics providers, also allowed us to improve gross margin despite a difficult cost climate due to the COVID-19 pandemic. Our distribution network, comprised of nine distribution centers across eight countries (the United States, Canada, the United Kingdom, the Netherlands, China, Japan, South Korea, and New Zealand), puts us close to the customer, allowing us to reach 35 countries in a matter of days with quick, reliable service.
•Materials Sourcing
Our supply chain infrastructure and relationships lay a foundation for seeking the highest standards for innovation and craftsmanship, yielding high quality, premium products for our customers. Unlike most footwear and apparel brands which pick from a set of predetermined, off-the-shelf materials, we have approached materials sourcing from the fiber and molecular level up, beginning with the farms and a greater focus towards the inputs to the materials we use through our direct supplier relationships. This process generates higher quality inputs, while also providing greater traceability, helping ensure that our supply chain remains aligned with our brand values. Because of the high standards we promise our consumers, we both partner with certification bodies and do our own work to ensure our suppliers are meeting standards for quality, ethical practices, and environmental sustainability. This often means that we develop relationships with producers of base resins for soles, and with the farmers of our base fibers used in both shoes and apparel. For example, our relationship with NZM, the company behind the ZQ Merino and ZQRx (regenerative agriculture) certifications allows us to ensure that we utilize the highest quality merino wool. Similarly, we have developed relationships with the FSC to certify tree fibers, natural (hevea) rubber, and paper.
We aim to use synthetic materials in limited quantities and have structured our sourcing operations with a clear preference for natural substitutes. We work with a diverse but small group of less than 20 suppliers across Asia, Oceania, and South America for our materials, such as fibers, resins, yarns, and fabrics.
•Manufacturing
Due to our thoughtfully-curated product offering, we have carefully selected a tight group of Tier 1 factories as our partners to help us make world-class products, helping to develop the technical expertise needed to work with our sustainable materials via an extensive iteration process. We have established deep long-standing relationships by directly partnering with their development, commercialization, manufacturing, and quality teams from ideation through production, and have embedded our employees within some key factories to oversee the product process. Our relationship-based approach has helped us be nimble and drive flexibility and agility to react to changes in macroeconomic conditions, customer demand, or internal priorities, as evident during the COVID-19 pandemic where we experienced minimal disruptions to our manufacturing effectiveness across our entire factory base.
Our footwear products are primarily manufactured in Korea and Vietnam across four vendors, with the ability to scale up manufacturing in China as a potential alternative. Our apparel and other non-footwear products are primarily manufactured in Vietnam and Peru, with China, the United States, and Indonesia supporting a smaller subset across six vendors.
We require that all partners sign our supplier code of conduct which draws upon internationally recognized standards in order to advance social and environmental responsibility. Allbirds also expects supplier factories to undertake an onsite social assessment by an independent, third-party social assessment firm. Social assessments ensure suppliers meet our expectations with regards to working conditions as specified in our supplier code of conduct. Furthermore, we have a sourcing and production team based in Ho Chi

Minh City, Vietnam focused on ensuring our materials and finished goods are produced with high quality while meeting our social and environmental standards.
•Logistics and Distribution
From the beginning, we prioritized the customer experience by establishing distribution centers in all of our key markets. We have nine distribution centers in eight countries, giving us the ability to reach 35 countries. Each region has its own distribution center to manage pick, pack, and ship activities, including retail fulfillment and returns management. We rely solely on third-party logistics providers for these distribution centers, as well as last-mile carriers to distribute finished products from our warehouse locations to our stores and individual orders directly to consumers. Our U.S. business is serviced through two different locations in Kentucky and California that enable eCommerce click-to-home of three to five business days on average while minimizing transportation cost and carbon impact. Having two distribution centers in the United States allows us to reduce shipping distance, costs, delivery, and our carbon footprint. Our entire supply chain has been carbon neutral since 2019. In almost all of our major markets, we directly interface with major parcel and freight carriers to drive cost and process efficiencies.
Competition
The market in which we primarily operate in is highly competitive. Our competitors include athletic and leisure footwear companies, and athletic and leisure apparel companies. While this market is highly fragmented, many of our competitors are larger, with strong worldwide brand recognition, and have substantially greater resources than us. In addition, access to offshore manufacturing and the growth of eCommerce have made it easier for new companies to enter the markets in which we compete, further increasing competition in the footwear and apparel industry.
We believe we are well-positioned to compete in this industry given our unique combination of innovative materials and products, purpose-driven lifestyle brand, deep connection with our community of customers, global vertical retail distribution offering, and infrastructure ready for scale.
Public Benefit Corporation Status
As a demonstration of our long-term commitment to environmental conservation, our board of directors and stockholders elected in February 2016 to amend our certificate of incorporation to become a PBC under Delaware law. PBCs are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner.
Under Delaware law, a PBC is required to identify in its certificate of incorporation the public benefit or benefits it will promote and its directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the corporation’s stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in the corporation’s certificate of incorporation. A PBC is also required to assess its benefit performance internally and to disclose to its stockholders at least biennially a report detailing the corporation’s success in meeting its public benefit objectives.
As provided in our certificate of incorporation, the public benefit that we promote, and pursuant to which we manage our company, is environmental conservation. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws—Public Benefit Corporation Status” for additional information.
While not required by Delaware law or our PBC status, we have elected to have our social and environmental performance, accountability, and transparency assessed against the proprietary criteria established by B Lab, Inc., or B Lab, an independent non-profit organization. We were first designated as a B Corp in 2016. The term “B Corp”

does not refer to a particular form of legal entity, but instead refers to a company that has been certified as meeting the social and environmental performance, accountability, and transparency standards set by B Lab.
In order to be designated as a B Corp, companies are required to undertake a comprehensive and objective assessment of their positive impact on society and the environment. The assessment evaluates how a company’s operations and business model impacts its workers, customers, suppliers, community, and the environment using a 200-point scale. While the assessment varies depending on a company’s size (number of employees), sector, and location, representative indicators in the assessment include payment above a living wage, employee benefits, stakeholder engagement, supporting underserved suppliers, and environmental benefits from a company’s products or services. After completing the assessment, B Lab will evaluate the company’s score to determine if it meets the requirements for certification using a process described on B Lab’s website. Historically, the median score for companies evaluated by B Lab has been 50.9, compared to our latest recertification score of 89.4 in 2019/2020, which increased from our initial score of 81.9 in 2016 despite the growing size and complexity of our business during those years.
Acceptance as a B Corp and continued certification is at the sole discretion of B Lab. To maintain our certification, we are required to update our assessment and provide documentation supporting our updated score with B Lab every three years. To maintain our status as a B Corp, we will need to update our current certification no later than January 2023.
Facilities
Our corporate headquarters is located in San Francisco, California, where we lease approximately 6,000 square feet of space under a lease that expires in December 2026, as well as 33,000 square feet of space under a lease that expires in December 2026. We designed, constructed, and currently use our corporate headquarters for innovation around sustainability, product design and development, operations, marketing, technology, and customer experience, as well as our other supporting teams. In addition to our corporate headquarters, we have satellite office locations in London, Shanghai, Tokyo, and Seoul where we lease or have co-working arrangements that total approximately 12,000 square feet of office space, and we anticipate leasing an additional 3,000 square feet of space in San Diego, California under a new lease later this year.

As of June 30, 2021, we also leased property in select cities around the world that serve as our 27 retail locations, totaling approximately 84,000 square feet, as set forth below.

City / Area	# of Stores
Amsterdam	1
Auckland	1
Austin	1
Beijing	1
Berlin	1
Boston	1
Boulder	1
Chengdu	1
Chicago	1
Guangzhou	1
London	2
Los Angeles County	2
Minneapolis	1
New York City	1
Philadelphia	1
San Diego	1
San Francisco Bay Area	3
Seattle	1
Seoul	1
Shanghai	1
Tokyo	2
Washington, D.C.	1
Total	27
We believe our facilities are adequate and suitable for our current needs, and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Intellectual Property
We rely on a combination of trademarks, copyrights, trade secrets, design and utility patents, license agreements, confidentiality procedures, non-disclosure agreements, employee non-disclosure and invention assignment agreements, and other legal and contractual rights to establish and protect our proprietary rights.
We have trademark rights in our name and other brand indicia and have trademark registrations for select marks in the United States and other jurisdictions around the world. We also have registered domain names for websites that we use in our business, such as allbirds.com and similar variations. Further, we have developed internal practices around ongoing trademark and design patent registration pursuant to which we register brand names and product names, product designs, taglines, and logos to the extent we determine appropriate and cost-effective.
We control access to and use of our proprietary and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants, and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the section titled “Risk Factors—Risks Related to Intellectual Property, Information Technology, and Data Security and Privacy—Our failure or inability to protect or enforce our intellectual property rights could diminish the value of our brand and weaken our competitive position.”
Legal Proceedings
From time to time, we may be subject to legal proceedings, claims, and government investigations in the ordinary course of business. We have received, and may in the future continue to receive, claims arising from: our products, such as consumer claims and personal injury claims; our workforce, our technology, and business processes, such as worker classification and patent claims; our sustainability and ESG practices, statements, and goals; and our intellectual property, such as trademarks and copyright infringement claims. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, harm to our brand and reputation, and other factors.
Government Regulations
In the United States and the other jurisdictions in which we operate, we are subject to labor and employment laws, laws governing advertising, privacy and data security, product labeling and compliance, safety regulations, and other laws, including consumer protection regulations that apply to retailers and/or the promotion and sale of merchandise and the operation of our retail stores, manufacturing-related facilities and distribution centers. Our products, which are predominantly manufactured in countries other than the United States and which are sold in 35 countries across the world, may be subject to tariffs, treaties, and various trade agreements, as well as laws affecting the importation of consumer goods. We monitor changes in these laws and believe we are in material compliance with applicable laws.
Seasonality
Our business is affected by general seasonal trends common to the retail footwear and apparel industry, with sales peaking during the end-of-year holiday period that typically falls within our fourth quarter. In 2020 and 2019, we generated 36% and 35% of our full year net revenue in the fourth quarter, respectively.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE
Environmental
For most of shoe-wearing history, humans have used materials found in nature to protect their feet. It’s only in recent times that shoe manufacturers have turned to extractive, petroleum-based materials like plastic. In short, most shoes are made from plastic, plastic comes from oil, and fossil fuels are driving the climate crisis. According to a 2020 McKinsey and Global Fashion Agenda report, the global fashion industry accounted for approximately 4% of global greenhouse gas emissions in 2018, or 2.1 billion tonnes of carbon dioxide equivalent emissions, or CO2e, and over 70% of those emissions were related to upstream activities like materials production, preparation, and processing. The 2015 Paris Agreement set the goal to limit global warming to well below 2° Celsius, preferably to 1.5° Celsius, compared to pre-industrial levels. Under its current trajectory, the fashion industry is expected to fall short of meeting the 1.5° Celsius target by 50%, according to a 2020 McKinsey and Global Fashion Agenda report. The pace of change must accelerate in order for the industry to be compatible with planetary boundaries, and Allbirds offers a blueprint for how to get there. We believe that natural, sustainability-driven innovation can be better for the environment, while also enabling us to create better products for our customers. Furthermore, we believe our industry’s ability to capture hearts and minds of consumers is a unique and essential asset in the fight against climate change.
Our intention is to help reverse climate change through better business. We believe that climate change is an existential threat and the number one issue facing humanity and the global economy. Solving the climate crisis will require every constituent to do their part. How we address it collectively will define the future not only for businesses but for all communities, governments, environments, and species. Climate change is a complex issue that can be summarized simply: the climate is changing because humans are releasing too many greenhouse gases into the atmosphere. Our approach to addressing the climate impact of our business is scientific and data driven—we first measure, then reduce, and finally offset the entirety of our emissions.
Measure
Allbirds measures CO2e produced in making our products and running our business—because you can’t reduce what you don’t measure. The information we gather not only informs product design and development, but enables us to identify hotspots in our value chain with the highest emissions and prioritize efforts in areas we can have the most impact.
We use a Life Cycle Assessment, or LCA, methodology to measure the emissions created across the lifetime of our products, including raw materials production, manufacturing, transportation, product use, and end of life. Our LCA methodology has been built in partnership with external experts, and has been third-party verified to meet ISO 14067 standards, the international standard for quantifying, monitoring, reporting, and validating greenhouse gas emissions.
In 2020, we began labeling each of our products with its carbon footprint. We did this for two reasons: to hold ourselves accountable to reducing our impact over time, and to help our customers develop a sense for the climate impact of the things they buy. According to a survey we conducted of 1,300 U.S. customers in 2020, 92% of our customers trust us to deliver reliable information, tools, and advice around sustainability. We empower people to make better decisions for the planet by providing them with objective and quantitative information about the impact of the product they’re buying.
Our goal is to inspire other brands to follow suit, so that one day customers can compare carbon footprints of products just like they compare nutrition labels on food. This would create a productive “race to the top” where brands compete to have the lowest carbon footprint products. In service of this future, we have published our LCA methodology, detailed methodology, and our labeling system for anyone to download and implement in their own business, and have specifically shared these resources with the 15 largest fashion brands to invite them along on our journey. Several large companies have announced commitments to label products with carbon footprints, and we’re eager for more organizations to do the same.

What’s Your Fooprint?

If we’re going to solve the climate crisis, we need to hold each other accountable. Adding our carbon footprint to every product is a first step towards making it easier for all of us to know our impact.

CARBON FOOTPRINT + 12.9 KG CO2E

WOOL DASHER MIZZLE	
MATERIALS	+6.1 kg CO_2e
MANUFACTURING	+2.9 kg CO_2e
TRANSPORTATION	+2.9 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+0.9 kg CO_2e
TOTAL	**+12.9 kg CO_2e**

CARBON FOOTPRINT + 9.6 KG CO2E

TREE RUNNER	
MATERIALS	+3.4 kg CO_2e
MANUFACTURING	+3.0 kg CO_2e
TRANSPORTATION	+2.4 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+0.7 kg CO_2e
TOTAL	**+9.6 kg CO_2e**

CARBON FOOTPRINT + 9.8 KG CO2E

TREE PIPER	
MATERIALS	+3.7 kg CO_2e
MANUFACTURING	+3.0 kg CO_2e
TRANSPORTATION	+2.3 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+0.7 kg CO_2e
TOTAL	**+9.8 kg CO_2e**

CARBON FOOTPRINT + 14.5 KG CO2E

WOOL RUNNER-UP MIZZLE	
MATERIALS	+8.6 kg CO_2e
MANUFACTURING	+2.1 kg CO_2e
TRANSPORTATION	+2.7 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+1.0 kg CO_2e
TOTAL	**+14.5 kg CO_2e**

CARBON FOOTPRINT + 11.3 KG CO2E

TREE DASHER	
MATERIALS	+3.9 kg CO_2e
MANUFACTURING	+3.5 kg CO_2e
TRANSPORTATION	+2.9 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+0.9 kg CO_2e
TOTAL	**+11.3 kg CO_2e**

CARBON FOOTPRINT + 8.3 KG CO2E

WOOL LOUNGER	
MATERIALS	+4.9 kg CO_2e
MANUFACTURING	+0.9 kg CO_2e
TRANSPORTATION	+1.8 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+0.6 kg CO_2e
TOTAL	**+8.3 kg CO_2e**

CARBON FOOTPRINT + 13.0 KG CO2E

WOOL RUNNER MIZZLE	
MATERIALS	+7.4 kg CO_2e
MANUFACTURING	+2.1 kg CO_2e
TRANSPORTATION	+2.5 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+0.9 kg CO_2e
TOTAL	**+13.0 kg CO_2e**

CARBON FOOTPRINT + 9.9 KG CO2E

WOOL RUNNER	
MATERIALS	+5.9 kg CO_2e
MANUFACTURING	+1.1 kg CO_2e
TRANSPORTATION	+2.1 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+0.7 kg CO_2e
TOTAL	**+9.9 kg CO_2e**

CARBON FOOTPRINT + 13.0 KG CO2E

WOOL DASHER MIZZLE MID	
MATERIALS	+6.1 kg CO_2e
MANUFACTURING	+3.0 kg CO_2e
TRANSPORTATION	+2.9 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+0.9 kg CO_2e
TOTAL	**+13.0 kg CO_2e**

CARBON FOOTPRINT + 4.8 KG CO2E

TREE BREEZER	
MATERIALS	+2.2 kg CO_2e
MANUFACTURING	+1.3 kg CO_2e
TRANSPORTATION	+0.9 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+0.3 kg CO_2e
TOTAL	**+4.8 kg CO_2e**

CARBON FOOTPRINT + 8.2 KG CO2E

TREE SKIPPER	
MATERIALS	+3.2 kg CO_2e
MANUFACTURING	+2.3 kg CO_2e
TRANSPORTATION	+2.0 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+0.6 kg CO_2e
TOTAL	**+8.2 kg CO_2e**

CARBON FOOTPRINT + 11.0 KG CO2E

TREE DASHER RELAY	
MATERIALS	+3.7 kg CO_2e
MANUFACTURING	+3.5 kg CO_2e
TRANSPORTATION	+2.8 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+0.9 kg CO_2e
TOTAL	**+11.0 kg CO_2e**

CARBON FOOTPRINT + 11.0 KG CO2E

TREE TOPPER	
MATERIALS	+4.2 kg CO_2e
MANUFACTURING	+3.5 kg CO_2e
TRANSPORTATION	+2.4 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+0.8 kg CO_2e
TOTAL	**+11.0 kg CO_2e**

CARBON FOOTPRINT + 6.5 KG CO2E

WOOL DWELLER	
MATERIALS	+2.2 kg CO_2e
MANUFACTURING	+1.9 kg CO_2e
TRANSPORTATION	+1.7 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+0.6 kg CO_2e
TOTAL	**+6.5 kg CO_2e**

CARBON FOOTPRINT + 7.6 KG CO2E

TREE LOUNGER	
MATERIALS	+2.9 kg CO_2e
MANUFACTURING	+2.2 kg CO_2e
TRANSPORTATION	+1.9 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+0.5 kg CO_2e
TOTAL	**+7.6 kg CO_2e**

CARBON FOOTPRINT + 9.7 KG CO2E

WOOL PIPER	
MATERIALS	+5.8 kg CO_2e
MANUFACTURING	+1.0 kg CO_2e
TRANSPORTATION	+2.1 kg CO_2e
USE	+0.1 kg CO_2e
END OF LIFE	+0.7 kg CO_2e
TOTAL	**+9.7 kg CO_2e**

TREAD LIGHTER.

Allbirds entire carbon footprint is offset to zero.

Subject:
Our Earth Day present to you

Dear friends,

Allbirds pollutes the planet. And we put that dirty little secret on a label for all to see.

We call it our Carbon Footprint, which is the rather precise measurement of the emissions of every product we make. It's basically a nutrition label for your closet. (See attached for reference)

That label is what we believe the public needs most: A simple, standardised way to understand that everything with a price tag comes with a cost to the planet.

So this Earth Day, we're giving our Carbon Footprint away to the entire fashion industry. The spreadsheets we use to calculate emissions. A guide to help you get started. Even the label designs. It's all yours for the taking at FreeTheFootprint.com

We know sharing proprietary information might not make the most business sense. But the global climate crisis is bigger than business. And if competition got us into this mess, perhaps collaboration can get us out.

So please, take our Carbon Footprint and make it yours. If we can change the way the world shops for shoes and clothes, we can change the world. Sounds ridiculous, but it's true. And if anyone can make people care about a new label, it's the fashion industry.

Chat soon,
Allbirds

allbirds — Certified B Corporation

@allbirds | We're a B Corp!

FOOTPRINT_CALCULATOR.xlsx

ALLBIRDS_CF_label.pdf

GETTING_STARTED.pdf

FreeTheFootprint.com_QR_code.png

Reduce
By using natural, renewable materials in place of petroleum-based synthetics and responsible manufacturing practices, Allbirds produces footwear today with approximately 30% less emissions than our estimated carbon footprint for a standard sneaker. If we assume all 24 billion pairs of shoes produced by the industry in 2019 had a 30% lower carbon footprint relative to our estimate of the carbon footprint of a standard sneaker, the industry would have saved 98 million tonnes of CO2e, which is equivalent to taking 21 million cars off the road in the same timeframe. Using our product carbon footprint methodology, our internal estimates are that we reduced the weighted average carbon footprint of our top 10 products in 2020 by approximately 8.5%, as compared to 2019. In 2021, we teamed up with adidas to create a pair of performance running shoes with a carbon footprint of 2.94kg of CO2e—about ¼ the carbon footprint of standard sneakers.
We are able to produce lower-impact products because sustainability is a key design principle woven throughout the product development process, not an add-on at the end. At the very beginning of the product creation process, we integrate key sustainability constraints like target carbon footprint and preferred materials composition in addition to standard practices like establishing target profit margins. Our Sustainability Team is embedded within the broader Product Team, alongside Product Strategy and Merchandising, and Product Design, to ensure that sustainability is considered at every key milestone. We believe that great products must be sustainable, which does not require a compromise between looking good, feeling good, and doing good.
To continue to lead the industry, and to build a business that is compatible with less than 1.5° Celsius warming, we have an ambitious plan to dramatically reduce the per unit carbon footprint for each of our products by 50% by the end of 2025 and by 95% by 2030, in each case, relative to a baseline of what our average carbon emissions would be per unit in 2025 without any further action to limit emissions. Our plan to help reverse climate change has three strategic priorities: Regenerative Agriculture, Renewable Materials, and Responsible Energy. These initiatives are underpinned by five foundational areas: Fair Labor, Water, Chemistry, Animal Welfare, and Traceability and Transparency. These priorities have been defined through a materiality process informed by input from various stakeholder groups including employees, investors, customers, and suppliers.

Within our three priorities, we have outlined 10 measurable commitments that collectively can yield a 50% reduction in the per unit carbon footprint for each of our products by the end of 2025, relative to what our average carbon emissions would be per unit in 2025 without any further action to limit emissions. Our strategy is aligned to the United Nations’ Sustainable Development Goals, including affordable and clean energy, responsible consumption and production, climate action, and life on land, among others.
We believe that near term goals and progress must be coupled with long term ambition. We have outlined an extension of our 2025 goals to align with the scientific community’s focus on achieving significant climate progress by 2030. To that end we established a target to achieve a 95% reduction in our per unit carbon footprint by 2030, relative to a baseline of what our average carbon emissions would be per unit in 2025 without any further action to limit emissions. This is equivalent to a 44% reduction (or a 42% reduction excluding product use) in our absolute carbon footprint against a 2020 baseline across Scope 1, 2, and 3 emissions, despite ambitious growth goals for units sold. Our target has been externally validated as compliant with all the requirements of the Science Based Targets initiative, or SBTi, including a path to a 1.5° Celsius reduction, and we seek formal validation by the SBTi this year.

Our sustainability plan is not just better for the planet; it is better for our business. We have conducted a rigorous feasibility assessment for each of our targets, including the investment required. We have targets to reduce raw materials use by 25%, relative to a baseline of what our average materials use would be per unit in 2025 without any further action to limit emissions, and to achieve a steady state of greater than 95% of shipments by ocean freight. We expect that these two targets would both reduce costs and positively impact gross margin such that we can achieve all of our targets at a cost savings to the business. By proactively creating a climate-resilient business, we believe we are well-positioned to profitably grow and lead a new age of sustainable manufacturing.
Offset
While we’ve been a carbon neutral business through the use of offsets since 2019, our ultimate goal is to reach net zero carbon emissions across our entire footprint (Scopes 1, 2, and 3) by 2030—meaning on average our products have a carbon footprint of less than 1 kg of CO2e, before offsetting the rest. To do that, we are building the cost of carbon emissions into our business by implementing an internal carbon tax across all of our sourcing and business decisions today. Offsets are only a credible tool if you also have a robust plan to reduce emissions. We are taking steps, through regenerative agriculture, materials innovation, and clean energy, to reduce emissions within our direct footprint and within our supply chain. For those emissions that we are not able to abate today, we have invested in high quality carbon offset projects, and have purchased renewable electricity, to neutralize our remaining emissions. Allbirds has been a carbon-neutral business on an annual basis across Scope 1, 2, and 3 emissions since 2019.
We know all carbon offsets are not created equal, so we work with trusted partners to source projects we believe in. All of our offset projects must be certified to an internationally recognized offset standard such as Gold Standard and Verified Carbon Standard, and are screened against criteria like permanence, additionality, leakage, and vintage year. We fund projects across three sectors: Land, Energy, and Air. Our post-purchase email to customers doubles as an invitation for customers to express a view by voting on which area they would like us to invest in. Finally, our calculations and offset purchases are reviewed by Climate Neutral, a non-profit organization of which we are a founding member that helps brands decrease their emissions, in order to achieve Climate Neutral certification.
Spotlight on “Innovative Materials”: Green EVA Case Study
SweetFoam—our sugarcane-based midsole material—provided a long-awaited natural alternative to the wasteful petroleum-based materials used in shoe soles. Traditional petroleum-based ethylene-vinyl acetate, or EVA, shoe soles emit CO2e in order to produce the material. But with a little creativity and help from our friends at Braskem S.A., a leading biopolymers producer, the process to produce the green EVA used in our SweetFoam actually removes CO2e from the atmosphere. We have also made our SweetFoam available to the footwear industry and other industries at large. We were honored that our SweetFoam was named one of the best inventions of 2018 by TIME Magazine, and we’re thrilled that dozens of other brands have already introduced the technology behind SweetFoam in their products—because only by sharing bold ideas and innovations will businesses begin to turn the tide in favor of sustainability.
Finally, in addition to our efforts to measure, reduce, and offset emissions, we also leverage our outsized voice and platform to create a ripple effect beyond our four walls. Through actions like openly sharing SweetFoam and our Carbon Footprint calculator, guide, and labeling system, and partnering with competitors like adidas, we are able to scale our impact, accelerate innovation, and ultimately drive down the cost of sustainability through economies of scale. Our strategy not only means our business can exist within planetary limits, but we believe it will create a thriving business as investors, consumers, and regulators favor sustainable businesses.
Climate change is our central priority in large part because it is so interconnected to everything. Our focus on climate change, informed by our materiality assessment, will be critical to achieve impact. At the same time, we have a responsibility to build a strong foundation across a broad spectrum of environmental issues. In addition to our climate goals for 2025, we have introduced the following foundational commitments around water, chemistry, and animal welfare.
•Water. The fashion industry can use significant amounts of water in the growing of raw materials and processing of textiles. We prioritize materials that are water-efficient. For example, the sugarcane that is grown for SweetFoam relies on rainfall rather than irrigation, and the manufacturing process for Tencel fiber recycles greater than 99% of water in a closed loop system. We are committed to measuring and reducing water consumption at our Tier 1 and strategic Tier 2 partners.
•Chemistry. We partner with suppliers to eliminate harmful chemicals from manufacturing. For example, we only introduced a waterproof coating to our footwear products when we discovered a fluorine free alternative. We strive for 100% of our apparel products to be certified to a clean chemistry standard. Currently, approximately 75% of our apparel products are certified to satisfy STANDARD 100 by OEKO-TEX.
•Animal welfare. We believe that all animals should be free from thirst, discomfort, pain, injury, disease, fear and distress and should have the freedom to behave naturally. We only source ZQ Certified wool, which is the highest standard in animal welfare for sheep and prohibits practices like mulesing. We will continue to ensure that 100% of our wool is ZQ Certified.
Social
Our Flock
Our thriving culture and talented employees, also known as our “flock,” have been a critical factor in our success to date and will be critical to our success in the future. Further, as a Delaware public benefit corporation, or PBC, employees are an important stakeholder in our business as are the communities that extend beyond our walls.
•We are committed to diversity, equity, inclusion, and belonging and believe our success as a company is dependent upon our ability to integrate tangible, measurable practices across our organization to ensure all perspectives and voices are heard.
◦We support five employee resource groups: Ladybirds (our women’s group), Queerbirds (our LGBTQ+ group), Birds of All Feathers (our multicultural group), Moms and Pops (our parents’ group), and Everybird (in our U.K. office focused on racial and gender equality).
◦We are proud to have a board of directors where 38% of our directors identify as women.
◦As of June 30, 2021, 52% of our U.S. workforce (including retail employees) identified as women and 46% identified as people of color.
◦We are committed by 2025 to having women represent 50% of our global workforce and people of color represent 50% of our U.S. workforce. In leadership roles (Associate Director and above), we strive for 40% women and 40% people of color representation.
•Creating meaningful employment is one of the most significant ways that businesses contribute to the livelihoods of individuals and communities. Today's employees are more socially conscious and seek purposeful, rewarding careers that contribute social, economic and environmental value. Allbirds offers that value proposition through the alignment of purpose and profit, creating a lifestyle brand that’s known for harnessing nature to make things that are better for our customer, and for the planet. We are proud of our Glassdoor score of 4.3 as of August 2021, and humbled to be included in the Forbes’ America’s Best Startup Employers list in 2020 and 2021, taking the top spot in 2020. A sustainable, durable company requires commitment, connection and a lot of heart, and our intention is to progress through it with our flock.
•Since March 2020 we have been closely monitoring the volatile COVID-19 landscape, with the health and safety of our flock top of mind. We acted swiftly in response to the crisis by temporarily closing most of our facilities including the majority of our stores, and worked to implement various pay protection frameworks for retail employees. For example, when our U.S. stores temporarily closed in March 2020, we guaranteed pay and benefits to affected employees through July 30, 2020. As those stores reopened, we kept the pay guarantee in place to support our retail employees in case a store needed to close again for any reason, including closures related to civil unrest. We also offer a variety of resources to support our flock’s emotional and physical well-being during the pandemic, including helpful internal tools and resources, free access to telehealth therapists, and a wellness program with a variety of virtual classes.
•Our total rewards strategy is designed to encourage employees to live our values while helping us to achieve company sustainability goals. For example, we provide our full-time employees with 16 hours of paid time off each year specifically for volunteer activities performed during working hours, as well as charitable donation matching up to $500 per year. Furthermore, our executive compensation for director level and above is explicitly tied to a target reduction in company-wide emissions.

57
Yikes!
HOT MESS
IS STUPID
WE DIDN'T START THE FIRE
MY IS ON
ACT NOW OR SWIM LATER
It's getting HOT
THERE IS NO
RESPECT HER FUTURE IS our FUTURE
OUR is on FIRE
MAKE EVERY-DAY EARTH DAY
HELP
HELP!
PROTECT OUR HOME
Our Planet is on
DON'T BE A FOSSIL FOO
MAKE EVERY DAY EARTH DAY
GLOBAL WARMING SO NOT CHILL

Sharing Our Message

Climate Strike

In September 2019, we closed business operations globally so our flock could participate in the climate strike march in San Francisco.

Giving Back

Earth Day 2021

The Allbirds team and factory partners in Vietnam planting mangroves on Earth Day 2021.

The back of the shirts has the letter to industry competitors around our carbon footprint labeling system, including our carbon footprint calculator.

Our Supply Chain
How we make things and who we partner with carries as much importance as the end product itself. Allbirds works hard to keep our relationships with our suppliers robust, respectful, and resilient so that our relatively small supply chain can make a real difference in the drive toward innovation and lighter impact on the environment. This requires collaboration, trust, deep understanding, transparency, and a focus on the well-being of people who help make our products.
•Small, tight-knit supply chain. By offering a carefully curated product range fit for all seasons, we maintain a small number of strategic suppliers compared to most footwear and apparel brands. Many of these suppliers have worked with Allbirds for multiple years, enabling us to build deep relationships with factories and actively manage these supplier relationships to build congruence between our values and theirs. We are in constant contact—not just developing products, but also conducting trainings on carbon footprint calculations and our materials standards. Unlike most footwear and apparel brands that pick from a set of off-the-shelf materials, we source from the fiber and molecular level up, beginning with farms. For example, we’ve built a deep relationship with the New Zealand Merino Company, or NZM, which has been our wool supplier since the beginning. NZM’s direct sourcing model allows us to develop relationships directly with farmers (who we visit regularly), creating the ability to choose sourcing partners who have aligned values with our brand. In 2020, we partnered with NZM to launch ZQRx, the world’s first regenerative wool platform, in partnership with other leading merino wool brands.
•Responsible sourcing program. While a single company, supplier or manufacturer cannot impose its vision on the overall network that comprises the global supply chain, we can exert our influence through supply chain risk assessments, materiality assessments, due diligence and supplier ranking systems to ensure our partners are meeting the high standards we set. Our Tier 1 manufacturers are accountable to our Supplier Code of Conduct, or Supplier Code, which requires that suppliers operate in full compliance with the laws, rules and regulations of the countries in which they operate. Our Supplier Code goes further, drawing upon ILO Core Labor Standards, in order to advance social and environmental responsibility. Allbirds also expects supplier factories to undertake an onsite social assessment by an independent, third-party social assessment firm. These social assessments ensure suppliers meet our minimum expectations with regards to working conditions as specified in our Supplier Code. In addition to conducting our own audits when necessary, we accept third-party, mutually recognized standards to reduce audit fatigue at factories and ensure safe, lawful, humane, and ethical manufacturing practices.
•Third-party certifications. We rely on a carefully selected set of leading standards and certifications such as NZM’s ZQ certified wool, and FSC-certified fiber, rubber, and paper, which we pull through our supply chain. In 2019, we received a Leadership Award from the Forest Stewardship Council, the leading standard in responsible forest management, for bringing to market the first FSC-certified footwear collection.
Our Customers
For too long the footwear and apparel industry has offered customers a false trade-off between sustainable products and great products. We offer great products that are also sustainable, and make it easy for our customers to understand the impact of the products they buy through our carbon footprint labels. In this way, as well as through our generous 30-day return policy, we believe we empower our customers to make purchasing decisions that make sense to them. We designed our vertical retail business strategy in order to provide more value to customers and to make our products more accessible, removing the cost, friction, and barriers of wholesale distribution.
Our Community
A core tenet of our B Corporation, or B Corp, status is supporting the communities in which we operate. We are always looking for opportunities to uplift local communities where we are uniquely suited to lend a helping hand. To name a few examples:
•Allgood Collective Ambassadors. As of June 30, 2021, we partnered with over 80 grassroots community activists who have joined forces in the Allbirds Allgood Collective and who serve as brand ambassadors for us. We offer our social media platforms to amplify their work and our retail spaces as community hubs.
•Healthcare worker donations. As our healthcare community made immense sacrifices to respond to the COVID-19 pandemic, we wanted to do our part to help lift them up. Through direct donations, as well as a buy-one-give-one program that enabled collective action from our customers, we provided over 50,000 pairs of Wool Runners to healthcare professionals in March 2020.
•Soles4Souls. Our generous 30-day return policy means that a lot of gently worn shoes get sent back to us. When shoes are returned to Allbirds, those that can’t go back onto the shelf are donated to Soles4Souls. Soles4Souls works with partner organizations in developing countries. Since our first sale in 2016, we have donated more than 225,000 pairs of shoes to Soles4Souls.
•Pensole. In 2021, we teamed up with Pensole Academy, a footwear design academy, to launch the Better Responsible Design Program, an eight week online course that challenges aspiring product designers to redefine the category of sustainable footwear. At the end of the course, two students will be selected to have their design sold at retail and earn a fully paid internship at Allbirds.

Governance
Public Benefit Corporation Status
Because Allbirds is a PBC under Delaware law, our board of directors must manage our business and affairs in a manner that balances the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefit of environmental conservation that is identified in our certificate of incorporation. As a result, in operating our business, we are required to consider environmental conservation and the well-being of our employees and other stakeholders affected by our conduct alongside the financial interests of our stockholders. To help ensure the longevity of the specific public benefit stated in our certificate of incorporation, the amended and restated certificate of incorporation that will be in effect upon completion of this offering will require the approval of holders of at least two-thirds of the voting power of the shares of capital stock entitled to vote at an election of directors to amend or repeal any provisions of our amended and restated certificate of incorporation relating to our status as a PBC. This supermajority voting threshold will make it more difficult to modify or change our PBC status or obligations.
Certified B Corporation Status
In addition to our PBC status, we have also achieved B Corp certification since 2016, a designation created by B Lab, which helps ensure we focus intentionally on several key areas of corporate operation: Governance, Workers, Community, Environment, and Customers. Every three years, a certified B Corp must apply for recertification, a process that evolves over time. The assessment evaluates how a company’s operations and business model impact its workers, customers, suppliers, community and the environment using a 200-point scale. After completing the assessment, B Lab will evaluate the company’s score to determine if it meets the requirements for certification using a process described on B Lab’s website. The review process includes a phone review, a random selection of indicators for verifying documentation, and for randomly selected companies (including Allbirds during its most recent assessment), an onsite review, including employee interviews and select facility tours. Historically, the median score for companies evaluated by B Lab has been 50.9; our latest recertification score in 2019/2020 was 89.4, which increased from our initial score of 81.9 in 2016 despite the growing size and complexity of our business during those years.
Executive Compensation
Management and employees at or above the director level are incentivized, in part, through our bonus program, where bonuses are linked to sustainability outcomes, including specific metrics related to carbon reduction targets.
Oversight and Our Board of Directors
We regularly require that ESG issues are represented at the highest level of decision making (including through a Head of Sustainability). We have a gender-diverse board of directors, with 38% of our directors identifying as women. Management reports on ESG issues to our board of directors on a quarterly basis. The sustainability, nomination, and governance committee of our board of directors is responsible for overseeing ESG matters.
Sustainability Advisory Committee
In 2021, we formally established a Sustainability Advisory Committee composed of external and independent third-party ESG experts. The committee is co-chaired by our Head of Sustainability and aims to advise management on ESG strategy and reporting.
Dual Class Common Stock Structure
Since the beginning of our history, our founders have been singularly focused on building a sustainable business that demonstrates profitable growth because it is sustainable. This is also true for the stockholders who have partnered with us since the early stages of our journey. We have prioritized protecting the ability of our founders and our early financial partners to continue driving toward that vision by implementing a dual class common stock structure that is designed to allow for a thoughtful calibration of long-term objectives with short-term demands.
ESG Reporting
In accordance with our PBC status, we publish a biennial report to stockholders that assesses our progress towards our stated public benefit of environmental conservation and general PBC objectives. In 2021, we made this report publicly available on our website. Before publication, each report is reviewed by a cross-functional group of internal stakeholders including Legal, Finance, Marketing, and Employee Experience with final signoff from our Co-Chief Executive Officers. We are also working with external experts to align our ESG reporting with the

Sustainability Accounting Standards Board and Task Force on Climate-related Financial Disclosure frameworks by the end of 2021.
Sustainalytics ESG Risk Rating
We believe it is important to seek external evaluation of the work we are doing to validate progress and identify areas for improvement. In a world where climate change is an existential threat, supply chains are increasingly complex, and human capital management is more important than ever, it is important for Allbirds to analyze and manage ESG risks to our business. In 2021, we engaged Sustainalytics, a globally recognized independent ESG assessment provider, to perform a broad-based Corporate ESG Assessment of Allbirds covering seven distinct ESG categories, including Human Capital, Supply Chain, Resource Use, Emission & Waste, and Corporate Governance. Sustainalytics assessed us as having an overall indicative Corporate ESG Assessment score of 14.7, which places Allbirds in the “low risk” category as of August 2021. Our indicative score would place us in both the top 10% of Footwear companies assessed by Sustainalytics and in the top 10% of all companies assessed by Sustainalytics.3
3 The report is available at https://www.sustainalytics.com/corporate-solutions/sustainable-finance-and-lending/published-projects. Information contained on, or that can be accessed through, this website is not incorporated by reference in this prospectus, and you should not consider information on this website to be part of this prospectus. See the section titled “Risk Factors—Risks Related to Other Legal, Regulatory and Taxation Matters—We are subject to risks related to our ESG activities and disclosures, and our reputation and brand could be harmed if we fail to meet our public sustainability targets and goals.”

THE SUSTAINABILITY PRINCIPLES AND OBJECTIVES FRAMEWORK
The Sustainability Principles and Objectives Framework, or the SPO Framework, is a new and untested framework, which was not developed solely by disinterested third parties but rather was developed with input from Allbirds and other partners. The SPO Framework is not defined in any federal or state statute or regulation and is not a specific equity offering type under federal or state securities laws. The SPO Framework has not been approved by regulators. Accordingly, there is no basis for investors to, or track record by which investors can, assess the impact of the SPO Framework on our operations, financial condition, and the market price of our Class A common stock. The SPO Framework may result in additional costs to us in connection with this offering.
Overview
Our motto—“better things in a better way”—applies not only to our products, but to everything we do.
Historically, businesses have primarily focused on maximizing stockholder value. As a Delaware public benefit corporation and a certified B Corporation we strive to prioritize positive outcomes, not only for our stockholders, but for all stakeholders, including employees, customers, the community, and the environment. The Business Roundtable’s August 2019 statement on the purpose of a corporation articulated that stakeholder-based capitalism will shift from being the exception to the rule. We believe that shift is already underway.
That is why we hope to help pioneer a framework for companies going public where they share with the market their performance against a set of environmental, social, and governance, or ESG, criteria, which we call the Sustainability Principles and Objectives Framework, or the SPO Framework. We believe that investors, equity transaction partners, and other stakeholders will benefit from knowing that companies have been assessed by one or more independent third parties as having satisfied objective, clearly defined ESG criteria. We believe that companies sharing these ESG criteria will help investors to identify, as they enter the public equity markets, companies that prioritize ESG initiatives and are committed to meeting high ESG standards across their business.
We are leading by example through our commitment to establishing rigorous, objective, and clearly defined ESG criteria and holding ourselves accountable to meeting those criteria. The SPO Framework was created in conjunction with, and supported by, an Advisory Council coordinated by BSR and consisting of two individuals employed by Allbirds, two individuals employed by one of our stockholders, Baillie Gifford, which is a beneficial owner of less than two percent of our outstanding shares of capital stock, and several cross-sector thought-leaders, market participants, and stakeholders from the private and public sectors. We believe the SPO Framework establishes meaningful issuer criteria, against which an independent third party can assess us, as described below, and also provides a repeatable framework that other companies can utilize.

The Sustainability Principles and Objectives Framework4
Approach. The SPO Framework is designed to ensure that an issuer takes into consideration positive ESG outcomes, as well as the need to mitigate negative ESG factors, and is committed to meeting a high standard of ESG criteria across its business. The SPO Framework5 is as follows:

Category	Criteria	Timeline
ESG Rating	Issuer undergoes environmental, social, and governance, or ESG, assessment from a widely recognized third-party ESG reviewer and discloses a summary of the assessment and credentials of the ESG reviewer. Issuer ESG performance should be in the top third of the ESG reviewer’s coverage universe. Issuer self-assessment is not permitted.	At IPO
Mission & Purpose	Issuer clearly articulates how positive social and/or environmental impact is embedded in its business model, products, and services as they relate to key stakeholders (e.g., customers, employees, suppliers, shareholders, and external stakeholders) as evidenced through company reporting / S-1 / other SEC registered filings. Issuer can also meet this criterion through Public Benefit Corporation, Benefit Corporation, or Social Purpose Corporation status.	At IPO
	Issuer has either already reported, or commits to report, annually on key ESG factors. Company may use one or more comprehensive reporting frameworks on financially material industry-specific sustainability-related risks and opportunities for an investor audience (e.g., the Sustainability Accounting Standards Board, or SASB) and/or report on holistic economic, environmental, and social impacts of the company’s activities and contributions for a stakeholder audience (e.g., Global Reporting Initiative, or GRI) or pursue an integrated reporting approach, in addition to meeting regulatory disclosure requirements. This reporting will also include clear and explicit reference to the issuer’s performance against the SPO Framework.	Commit at IPO; Report annually
4 Additional information about the SPO Framework, criteria, and Advisory Council can be found at http://spo.bsr.org. Information contained on, or that can be accessed through, this website is not incorporated by reference in this prospectus, and you should not consider information on this website to be part of this prospectus. See the section titled “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—We are subject to risks related to the Sustainability Principles and Objectives Framework and associated disclosures. We are conducting this offering while following the Sustainability Principles and Objectives Framework, taking into consideration positive ESG outcomes, mitigating negative ESG factors, and being dedicated to meeting a high standard of ESG criteria.”
5 Materiality as used throughout the SPO Framework draws upon various recognized ESG reporting frameworks and may differ from the interpretation and application of that term throughout the rest of this prospectus.

Category	Criteria	Timeline
Climate and Environment	Issuer has either already reported according to Task Force on Climate Related Financial Disclosures recommendations, or commits to do so within 24 months of IPO, to demonstrate forward-looking understanding, management, and disclosure of climate- related risks.
Commit at IPO; Report within 24 months of IPO
(i) Issuer has already reported scope 1, 2, and 3 emissions AND
(ii) Issuer has already verified scope 1 and 2 emissions at IPO and commits to verify scope 3 emissions within 6 months of IPO or explain why scope 3 emissions cannot be verified AND
	(iii) Issuer commits to report and verify Scope 1, 2, and 3 emissions annually.	Report Scopes 1, 2, 3 at IPO; Verify Scope 1, 2 at IPO; Commit at IPO to verify scope 3 emissions within 6 months of IPO or explain why Scope 3 emissions cannot be verified; Report annually
Issuer commits to establish, within one year of IPO, a carbon emissions reduction target that
(i) Aims for net zero emissions covering Scopes 1, 2, and 3 as soon as possible, and no later than 2040 AND
(ii)Is aligned to a 1.5°C temperature scenario, with interim targets measured no later than 2030.
	Issuer commits to make all viable efforts to reduce emissions before looking to purchase carbon offsets, which should be transparently disclosed, of high quality and verified by a credible third party. If a company has significant Scope 3 emissions (over 40% of total Scope 1, 2, and 3 emissions), it should include all material categories of Scope 3 emissions in the target.	Commit at IPO; Establish targets within one year of IPO
	Issuer has enterprise-wide policies or programs to address its most material environmental issues (e.g., water, waste/circularity, biodiversity, land use, chemical use, energy use, and natural resource use), as well as applicable occupational health and safety principles for employees. Issuer commits to report annually on progress.	At IPO
Value Chain	Issuer has policies or programs designed to require Tier 1 suppliers to address its most material environmental issues (e.g., water, waste/circularity, biodiversity, land use, chemical use, energy use, and natural resource use). Issuer commits to report annually on progress.	At IPO; Report annually
	Issuer has policies or programs in place to monitor and enforce Tier 1 supply chain labor standards based on core labor standards as defined by the International Labour Organization, or local legal requirements, whichever is higher. Such policies and programs are supported and verified by assessment and issuer commits to report annually on progress.	At IPO; Report annually

Category	Criteria	Timeline
People	Issuer has made a commitment to achieve and maintain employee diversity (e.g., Gender/Race/Ethnicity/National Origin/Sexual Orientation/Religion/Disability/Age if legally permitted to collect such employee data) and reports currently and annually on progress, including aggregate data on representation, targets, job category, and compensation, and, in addition, commits to conduct ongoing training for personnel, leadership, and board members.	At IPO; Report annually
	Issuer commits to report annually on progress towards its goals regarding the median pay gap and mean pay gap, as defined by local regulations or, where those do not exist, the Organization of Economic Cooperation and Development or International Labour Organization on gender and minority groups appropriate for their geography/ies.	Commit at IPO; Report annually
	Issuer commits to establish, within one year of IPO, a human rights policy consistent with the UN Guiding Principles on Business and Human Rights.	Commit at IPO; Establish policy within one year of IPO
	Issuer commits to establish and implement, within 24 months of IPO, a living wage requirement for all employees using a credible third-party measurement framework.	Commit at IPO; Establish requirement within 24 months of IPO
Governance	Issuer has clearly articulated how the board will oversee ESG-related matters, including strategy, risk, and reporting, as formally documented in the charter for one or more board committees.	At IPO
	Issuer has made a commitment to achieve and maintain board diversity (e.g., Gender/Race/National Origin/Sexual Orientation/Religion/Disability/Age, where legally permissible) and report annually on progress.	Commit at IPO; Report annually
	Issuer has tied, or commits to tie within one year of IPO, executive remuneration to performance on ESG metrics, with disclosure of how the metrics relate to material ESG issues.	Commit at IPO; Ties remuneration to ESG performance within one year of IPO
	Issuer has one or more dedicated ESG-focused executives, such as Chief Sustainability Officer or similar role.	At IPO
	Issuer commits to align, within six months of IPO, its policy advocacy, political contributions, and trade association engagement with these sustainability criteria.	Commit at IPO; Align activities within six months of IPO
	Issuer has a company-wide ethics policy and confidential channel for reporting concerns.	At IPO
Advisory Council. The SPO Framework has been created in conjunction with, and has been supported by, the Advisory Council, which consists of two individuals employed by Allbirds and two individuals employed by one of our stockholders, Baillie Gifford, which is a beneficial owner of less than two percent of our outstanding shares of capital stock, as well as cross-sector thought-leaders, market participants, and stakeholders from across the investment community, academia, ESG framework providers, ratings agencies, law, and non-profits, including one individual employed by BSR. BSR, a global non-profit business network focused on sustainability, was selected to help coordinate logistics for the Advisory Council, including (1) scheduling and hosting the Advisory Council’s meetings, (2) leading discussion amongst the Advisory Council, and (3) collecting and synthesizing Advisory Council feedback. We have entered into an agreement with BSR pursuant to which we paid them a nominal fee for their services. In assembling the Advisory Council, Allbirds, BSR, and other partners endeavored to create a group that is able to draw on the knowledge, experience, and expertise of stakeholders from across the spectrum of both groups that are involved in public equity offerings and those familiar with the evaluation and support of corporate

ESG efforts. In doing so, the intent was to bring a balanced view and practical approach to the establishment of the SPO Framework. BSR convened the Advisory Council members for weekly meetings and assisted in the process of aligning a diverse group of stakeholders around a set of issuer criteria that were informed and enhanced by their diverse perspectives. We believe the representation of non-profit leaders, ESG specialists, issuers, investors, other market participants, ESG framework providers, and ESG ratings agencies leads to an SPO Framework that is meaningful and will advance ESG efforts, while also creating accessible and practical pathways for future issuers who are interested in following the SPO Framework. The Advisory Council’s primary responsibilities were to review, refine, and support the establishment of the SPO Framework. The Advisory Council played no role in determining whether the issuer’s performance is consistent with the SPO Framework. The Advisory Council may continue to refine the SPO Framework, as the then comprised Advisory Council deems appropriate.
Assessment of Allbirds against the Sustainability Principles and Objectives Framework
In accordance with the SPO Framework laid out above, we worked with ISS ESG, an internationally recognized independent third party with expertise in ESG and analysis, to assess and evaluate our performance against the SPO Framework. ISS ESG completed a review of Allbirds’ ESG commitments, processes, and practices and concluded in an External Review issued on August 31, 2021 that Allbirds has met the SPO Framework.6,7
Our vision is that the SPO Framework will lay the groundwork that can be used by other companies. We are leading by example through our commitment to establishing a rigorous, objective, and clearly defined SPO Framework and holding ourselves accountable to meeting those criteria. We will encourage the Advisory Council to continue to refine the SPO Framework so that more issuers take into consideration positive ESG outcomes. We believe the establishment and public disclosure of the SPO Framework will help investors better identify public companies that are committed to sustainability and positive outcomes for all stakeholders.
6 ISS performs External Reviews without any guarantee that the outcome will meet the issuer’s expectations. ISS’ responsible investment research and analytics team will not provide preferential treatment to, and is under no obligation to provide a favorable rating, assessment, and/or any other favorable result to any corporate issuer (whether or not that corporate issuer has purchased products or services from any ISS affiliate).
7 The review is available at https://www.isscorporatesolutions.com/solutions/esg-solutions/second-party-opinion/. Information contained on, or that can be accessed through, this website is not incorporated by reference in this prospectus, and you should not consider information on this website to be part of this prospectus. See the section titled “Risk Factors—Risks Related to Other Legal, Regulatory and Taxation Matters—We are subject to risks related to our ESG activities and disclosures, and our reputation and brand could be harmed if we fail to meet our public sustainability targets and goals.”

MANAGEMENT
The following table sets forth information for our executive officers and directors as of July 31, 2021:

Name	Age	Position
Executive Officers
Joseph Zwillinger	40	Co-Chief Executive Officer and Director
Timothy Brown	40	Co-Chief Executive Officer and Director
Michael Bufano	47	Chief Financial Officer
Joe Vernachio	56	Chief Operating Officer
Non-Employee Directors
Neil Blumenthal	40	Director
Dick Boyce	67	Director
Mandy Fields	40	Director
Nancy Green	59	Director
Dan Levitan	64	Director
Emily Weiss	36	Director
Executive Officers
Joseph Zwillinger. Mr. Zwillinger has served as our Co-Chief Executive Officer since October 2015 and as our President and a member of our board of directors since he co-founded our company in May 2015. Prior to co-founding Allbirds, Mr. Zwillinger served as Vice President of Industrial Products at TerraVia Holdings, Inc. (formerly Solazyme, Inc.), a biotechnology company from 2009 to 2015. Mr. Zwillinger has served on the board of directors of Big Sky Growth Partners, Inc., a publicly traded special purpose acquisition corporation, since April 2021. Mr. Zwillinger holds a B.S. in Industrial Engineering and Operations Research from the University of California, Berkeley and an M.B.A. with honors from The Wharton School of the University of Pennsylvania. Mr. Zwillinger was selected to serve on our board of directors because of the perspective and experience he brings as our co-founder and Co-Chief Executive Officer as well as his management experience.
Timothy Brown. Mr. Brown has served as our Co-Chief Executive Officer since October 2015 and as a member of our board of directors since he co-founded our company in May 2015. From May 2015 to October 2015, Mr. Brown served as our Chief Executive Officer. Prior to co-founding Allbirds, Mr. Brown served as Manager in the Innovation Strategy and Business Development Department at Redscout, a brand consulting firm, from March 2015 to August 2015. In 2010, Mr. Brown was Vice Captain of the New Zealand World Cup football team. Mr. Brown holds a B.S. in Design from the College of Design, Architecture, Art, and Planning at the University of Cincinnati and an M.Sc. in International Management from the London School of Economics and Political Science. Mr. Brown was selected to serve on our board of directors because of the perspective and experience he brings as our co-founder and Co-Chief Executive Officer as well as his management experience.
Michael Bufano. Mr. Bufano has served as our Chief Financial Officer since April 2021, after joining us in January 2021. From March 2020 to December 2020, Mr. Bufano served as an advisor to several early stage companies on business and finance matters. From July 2010 to February 2020, Mr. Bufano served in several roles at Panera Bread Company, a chain store of fast casual restaurants, including most recently as Chief Financial Officer from April 2015 to February 2020, in which role he was responsible for overseeing Panera’s finance, accounting and investor relations departments, as well as Panera’s consumer packaged goods business and human resources function. Mr. Bufano holds a B.A. in Political Science from the University of Chicago and an M.B.A. from The Wharton School of the University of Pennsylvania.
Joe Vernachio. Mr. Vernachio has served as our Chief Operating Officer since June 2021. From April 2017 to May 2021, Mr. Vernachio served as President of Mountain Hardwear, Inc., an outdoor apparel, equipment, and accessories company, where he led all aspects of Mountain Hardwear’s global business, including brand positioning, go-to-market strategies, and execution across all distribution channels. From March 2011 to March 2017, Mr.

Vernachio served in several roles at The North Face, an outdoor products company and subsidiary of VF Corporation, including most recently as Vice President of Global Product from July 2012 to March 2017, in which role he oversaw the brand’s apparel, footwear, and equipment across all regions. Mr. Vernachio holds an A.S. in Forest Sciences and Biology from Paul Smith’s College.
Non-Employee Directors
Neil Blumenthal. Mr. Blumenthal has served as a member of our board of directors since August 2018. Since 2010, Mr. Blumenthal has served as co-Founder and co-Chief Executive Officer of Warby Parker Inc., an online glasses retailer. Mr. Blumenthal holds a B.A. in History and International Relations from Tufts University and an M.B.A. from The Wharton School of the University of Pennsylvania. Mr. Blumenthal was selected to serve on our board of directors because of his experience as chief executive officer of an online retail company.
Dick Boyce. Mr. Boyce has served as a member of our board of directors since December 2016. Mr. Boyce is a former partner at TPG Capital, one of the largest global investment partnerships, where he founded and led TPG’s Operating Group from 1997, in which capacity he served on several public company boards of directors, until his retirement in 2013. Mr. Boyce has served as an advisor to Spyce Food Co., an innovative restaurant automation company, since October 2019, Proteus Motion Inc. (formerly Boston Biomotion), an intelligent exercise and rehab equipment company, since April 2019, and Altamont Capital Partners, a private equity firm, since 2016. Mr. Boyce has served on the board of directors of Executive Network Partnering Corp., a publicly traded special purpose acquisition corporation, since August 2020. Mr. Boyce holds a B.S.E from Princeton University and an M.B.A from Stanford Graduate School of Business. Mr. Boyce was selected to serve on our board of directors because of his extensive experience in operations management, investment, and private equity across a spectrum from early stage to large cap companies.
Mandy Fields. Ms. Fields has served as a member of our board of directors since October 2020. Since April 2019, Ms. Fields has served as Chief Financial Officer of e.l.f. Beauty, Inc., a publicly traded cosmetics company. Previously, Ms. Fields served as Chief Financial Officer of Beverages & More, Inc. (doing business as BevMo!), a beverages retailer, from June 2016 to April 2019. Ms. Fields served as Vice President, Finance of Albertsons Companies, Inc., a grocery retailer, from July 2015 to June 2016, before which she held various roles of increasing responsibility at Safeway, an Albertsons banner, from June 2010 to July 2015. Ms. Fields holds a B.S. in Finance from Indiana University of Bloomington’s Kelley School of Business. Ms. Fields was selected to serve on our board of directors because of her public company management experience.
Nancy Green. Ms. Green has served as a member of our board of directors since February 2020. Since October 2020, Ms. Green has served as President and Chief Executive Officer of Old Navy, a clothing retailer. Before that, she served in various roles at Old Navy’s publicly traded parent company, Gap Inc., after joining the company in 1986, including most recently as President and Chief Executive Officer of Gap’s Athleta brand from May 2013 to August 2019. Ms. Green holds a B.A. in Political Science from the University of California, Berkeley. Ms. Green was selected to serve on our board of directors because of her management experience in the retail space.
Dan Levitan. Mr. Levitan has served as a member of our board of directors since July 2016. Mr. Levitan is a Managing Member of Maveron LLC, or Maveron, a venture capital firm, which he co-founded in January 1998. Mr. Levitan has served as a member of the board of directors of Trupanion, Inc., a publicly traded pet insurance provider, since April 2007. Mr. Levitan currently serves on the boards of directors of numerous private companies and non-profit organizations. Mr. Levitan holds a B.A. in history from Duke University and an M.B.A. from Harvard Business School. Mr. Levitan was selected to serve on our board of directors because of his extensive board service and venture investment experience.
Emily Weiss. Ms. Weiss has served as a member of our board of directors since October 2020. Ms. Weiss has served as Chief Executive Officer of Glossier, Inc., a cosmetics company, since she founded the company in October 2014. Ms. Weiss holds a B.A. in Studio Art from New York University. Ms. Weiss was selected to serve on our board of directors because of her experience as a founder and chief executive officer of a consumer products company.

Family Relationships
There are no family relationships among any of our executive officers and directors.
Composition of Our Board of Directors
Our business and affairs are managed under the direction of our board of directors. We currently have eight directors. Our current directors will continue to serve as directors until their death, resignation, or removal or until their successor is duly elected.
The members of our board of directors were elected pursuant to the provisions of an amended and restated voting agreement as follows:
•Messrs. Zwillinger and Brown were elected by the holders of our common stock;
•Mr. Levitan was elected by the holders of our Series A convertible preferred stock; and
•Messrs. Blumenthal and Boyce and Mses. Fields, Green, and Weiss were elected by the holders of our common stock and our convertible preferred stock.
Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation that will be in effect upon the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:
•the Class I directors will be Mr. Blumenthal and Ms. Green, and their terms will expire at our first annual meeting of stockholders following this offering;
•the Class II directors will be Mr. Levitan, Ms. Weiss, and Mr. Zwillinger, and their terms will expire at our second annual meeting of stockholders following this offering; and
•the Class III directors will be Mr. Boyce, Mr. Brown, and Ms. Fields, and their terms will expire at our third annual meeting of stockholders following this offering.
We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of Mr. Blumenthal, Mr. Boyce, Ms. Fields, Ms. Green, Mr. Levitan, and Ms. Weiss does not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of The Nasdaq Stock Market, or Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”
Lead Independent Director
Mr. Boyce currently serves as our lead independent director. Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, our corporate governance guidelines will provide that if the chairperson of our board of directors is not an independent director, our independent directors will designate one of the independent directors to serve as lead independent director, which person will initially be Mr. Boyce, and if the chairperson of our board of directors is an independent director, our board of directors may determine whether it is appropriate to appoint a lead independent director. The corporate governance guidelines will provide that if our board of directors elects a lead independent director, such lead independent director will preside over meetings of our independent directors, coordinate activities of the independent directors, oversee, with our sustainability, nomination, and governance committee, the self-evaluation of our board of directors, including committees of our board of directors, and preside over any portions of meetings of our board of directors at which the performance of our board of directors is presented or discussed, be available for consultation and director communication with stockholders as deemed appropriate, and perform such additional duties as our board of directors may otherwise determine and delegate.
Committees of Our Board of Directors
Our board of directors has established an audit committee, a compensation and leadership management committee, and a sustainability, nomination, and governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit Committee
Following this offering, our audit committee will consist of Mr. Boyce, Ms. Fields, and Mr. Levitan. Our board of directors has determined that each member of our audit committee satisfies the independence requirements under the listing standards of Nasdaq and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Ms. Fields. Our board of directors has determined that Ms. Fields is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of his employment.
The primary purpose of our audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:
•helping our board of directors oversee our corporate accounting and financial reporting processes;
•managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end results of operations;
•developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•reviewing related person transactions;
•obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and
•approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of Nasdaq.
Compensation and Leadership Management Committee
Following this offering, our compensation and leadership management committee consists of Mr. Blumenthal, Ms. Green and Mr. Levitan. The chair of our compensation and leadership management committee is Mr. Levitan. Our board of directors has determined that each member of our compensation and leadership management committee is independent under the listing standards of Nasdaq, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.
The primary purpose of our compensation and leadership management committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation and leadership management committee include:
•reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers;
•reviewing and recommending to our board of directors the compensation of our directors;
•administering our equity incentive plans and other benefit programs;
•reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management; and
•reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.
Our compensation and leadership management committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of Nasdaq.
Sustainability, Nomination, and Governance Committee
Our sustainability, nomination, and governance committee consists of Mr. Boyce and Ms. Weiss. The chair of our sustainability, nomination, and governance committee is Mr. Boyce. Our board of directors has determined that each member of our sustainability, nomination, and governance committee is independent under the listing standards of Nasdaq.
Specific responsibilities of our sustainability, nomination, and governance committee include:
•identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;
•considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;
•developing and making recommendations to our board of directors regarding corporate governance guidelines and related matters;
•overseeing our ESG strategy and initiatives; and
•overseeing periodic evaluations of our board of directors’ performance, including committees of our board of directors.
Our sustainability, nomination, and governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of Nasdaq.

Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at allbirds.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation and leadership management committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation and leadership management committee.
Non-Employee Director Compensation
During the year ended December 31, 2020, we did not pay cash compensation to any of our non-employee directors for service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.
The following table sets forth information regarding the compensation earned or paid to our directors during the year ended December 31, 2020, other than Messrs. Zwillinger and Brown, our co-founders and Co-Chief Executive Officers, who are also members of our board of directors but did not receive any additional compensation for their service as directors. The compensation of Messrs. Zwillinger and Brown is set forth in the section titled “Executive Compensation—Summary Compensation Table.”

Name	Option Awards ($)(1)(2)(3)	Total ($)
Neil Blumenthal	—	—
Dick Boyce	—	—
Mandy Fields	153,818	153,818
Nancy Green	154,900(4)	154,900
Dan Levitan	—	—
Emily Weiss	133,309	133,309
________________
(1)The amounts disclosed represent the aggregate grant date fair value of the stock options granted under our 2015 Equity Incentive Plan, as amended, or 2015 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options are set forth in Notes 2 and 13 to our consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the directors.
(2)The amounts disclosed consist of (a) an option to purchase 75,000 shares of our Class B common stock granted to Ms. Fields in October 2020 with a grant date fair value of $153,818, (b) an option to purchase 50,000 shares of our Class B common stock granted to Ms. Green in February 2020 with a grant date fair value of $133,630, and (c) an option to purchase 65,000 shares of our Class B common stock granted to Ms. Weiss in October 2020 with a grant date fair value of $133,309.
(3)As of December 31, 2020, the following non-employee directors held options to purchase the following number of shares of our Class B common stock: Mr. Blumenthal, 37,500 shares; Mr. Boyce, 106,400 shares; Ms. Fields, 75,000 shares; Ms. Green, 50,000 shares; and Ms. Weiss, 65,000 shares.
(4)The amount disclosed reflects the incremental accounting expense of $21,270 recognized in connection with the stock option repricing completed in June 2020 of the option to purchase up to 50,000 shares of our Class B common stock to a per share exercise price of $4.12, which option was originally granted to Ms. Green in February 2020 with a per share exercise price of $6.01, computed in accordance with ASC Topic 718. The assumptions used in calculating the incremental accounting expense of the stock options in connection with the stock option repricing are set forth in Note 13 to our consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by Ms. Green.
In February 2020, we granted Ms. Green an option to purchase 50,000 shares of our Class B common stock pursuant to the 2015 Plan, with a per share exercise price of $6.01, which vests in 24 equal monthly installments beginning on March 10, 2020, subject to Ms. Green’s continuous service to us through each applicable vesting date. Additionally, 100% of the unvested shares underlying the option will vest in the event of a change in control (as defined in the 2015 Plan), provided Ms. Green’s continuous service to us has not terminated prior to the effective time of such change in control, as well as certain other circumstances. In June 2020, we repriced this option to a per share exercise price of $4.12 in connection with a repricing transaction available to certain holders of outstanding options with an exercise price per share greater than $4.12.
In October 2020, we granted to Ms. Weiss and Ms. Fields options to purchase 65,000 shares and 75,000 shares of our Class B common stock, respectively, each pursuant to the 2015 Plan, with a per share exercise price of $4.34, which vest as to 16 2/3% of the shares subject to the options on April 27, 2021, with the remainder of the shares vesting in 30 equal monthly installments measured from April 27, 2021, subject to the director’s continuous service to us through each applicable vesting date. Additionally, 100% of the unvested shares underlying the option will vest in the event of a change in control (as defined in the 2015 Plan), provided the director’s continuous service to us has not terminated prior to the effective time of such change in control.
Prior to the completion of this offering, our board of directors intends to adopt a non-employee director compensation policy that will become effective on the date of the underwriting agreement for this offering and will be applicable to all of our non-employee directors. This non-employee director compensation policy will provide that each non-employee director as of and following the effective date of this policy will receive the following cash compensation for service on our board of directors, paid quarterly, in arrears:

Position	Retainer
Board Member	$35,000
Lead Director	$15,000
Audit Committee Chair	$20,000
Compensation and Leadership Management Committee Chair	$15,000
Sustainability, Nomination and Governance Committee Chair	$10,000
Audit Committee Member	$10,000
Compensation and Leadership Management Committee Member	$7,500
Sustainability, Nomination and Governance Committee Member	$5,000
In addition, each non-employee director who is elected or appointed to our board of directors for the first time following the effective date of the registration statement of which this prospectus forms a part will automatically be granted, upon the date of such election or appointment, an initial, one-time grant of restricted stock units with an aggregate grant date fair value of $250,000, vesting in three equal annual installments following such election or appointment date, subject to the non-employee director’s remaining in our continuous service through each vesting date.
Further, on the date of each annual stockholder meeting held after the effective date of the registration statement of which this prospectus forms a part, each non-employee director who continues to serve as a non-employee member of our board of directors following such stockholder meeting (excluding any non-employee who is first appointed or elected to the board of director at such meeting) will be automatically granted restricted stock units with an aggregate grant date fair value of $150,000.
Shares subject to this grant will vest on the earlier to occur of the first anniversary of the grant date and the date of our next annual stockholder meeting, subject to the non-employee director’s remaining in our continuous service through the vesting date; provided, that the grant will vest in full upon our change in control, subject to the non-employee director’s remaining in our continuous service through such change in control date.
With respect to a non-employee director who, following the effective date of the registration statement of which this prospectus forms a part, is first appointed or elected to our board of directors on a date other than the date of our annual stockholder meeting and who has served for fewer than six months prior to the date of our next occurring annual stockholder meeting, such non-employee director’s first annual grant will be prorated to reflect the time between such election or appointment date and the date of such stockholder meeting.
Each of the grants described above will be granted under our 2021 Equity Incentive Plan, or 2021 Plan, which will become effective on the date of the underwriting agreement related to this offering, the terms of which are described in more detail below in the section titled “Executive Compensation—Equity Incentive Plans—2021 Equity Incentive Plan.” In addition, the aggregate value of all compensation granted or paid, as applicable, to any non-employee director shall in no event exceed the limits set forth in the 2021 Plan.
A non-employee director may decline all or any portion of such non-employee director’s compensation by giving notice to us prior to the date cash may be paid or equity awards are to be granted, as the case may be.

EXECUTIVE COMPENSATION
Our named executive officers for the fiscal year ended December 31, 2020, consisting of our principal executive officer and the next most highly compensated executive officer, were:
•Joseph Zwillinger, our Co-Chief Executive Officer; and
•Timothy Brown, our Co-Chief Executive Officer.
Because only two individuals served as our executive officers at any time during the year ended December 31, 2020, we have only two named executive officers.
Summary Compensation Table
The following table presents all of the compensation awarded to or earned by or paid to our named executive officers during the year ended December 31, 2020.

Name and Principal Position	Year	Salary($)	Non-Equity Incentive Plan Compensation ($)	Option Awards($)	All Other Compensation ($)(1)	Total($)
Joseph Zwillinger Co-Chief Executive Officer	2020	276,923	52,710	—	25,414	355,047
Timothy Brown Co-Chief Executive Officer	2020	276,923	52,710	—	31,761	361,394
________________
(1)Includes $11,400 related to 401(k) matching contributions made by us and payments of accrued paid time off of $14,014 and $20,361 for Messrs. Zwillinger and Brown, respectively. For more information, see below under “—Narrative to the Summary Compensation Table—Health and Welfare, Retirement Benefits, and Perquisites.”
Narrative to the Summary Compensation Table
Annual Base Salary
Our named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. In 2020, each of our named executive officers was paid a base salary of $275,000. However, due to a payroll error, for a short period, each named executive officer was paid at an annualized rate of $300,000 per year. After consideration, our board of directors determined not to recoup the additional amount.
Our board of directors approved an annual base salary for our named executive officers of $300,000, effective February 1, 2021.
Non-Equity Incentive Plan Compensation
In addition to base salaries, our executive officers are eligible to receive performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined performance goals. For our fiscal year 2020, the target bonus for each of our named executive officers was 40% of base salary, with a maximum bonus opportunity of 80% of base salary. The performance goals for our 2020 fiscal year focused on gross sales, EBITDA, and sustainability targets. Such targets were partially adjusted mid-year to account for the ongoing impact of the COVID-19 pandemic. In early 2021, our compensation and leadership management committee determined achievement against such goals which resulted in the payout disclosed above in the Summary Compensation Table.

Equity-Based Incentive Awards
Prior to this offering, we have granted stock options to each of our named executive officers pursuant to our 2015 Equity Incentive Plan, or 2015 Plan, the terms of which are described below under “—Equity Incentive Plans—2015 Equity Incentive Plan.” We did not grant any equity-based awards to either of our named executive officers in 2020.
Agreements with Our Named Executive Officers
Each of our named executive officers is employed at-will. In addition, each of our named executive officers has executed our standard form of confidential information and inventions assignment agreement.
Potential Payments upon Termination or Change in Control
Each of our named executive officers’ stock options is subject to the terms of the 2015 Plan and form of stock option agreement thereunder. A description of the termination and change in control provisions in the 2015 Plan and stock options granted thereunder is provided below under “—Equity Incentive Plans—2015 Equity Incentive Plan.”
In addition, pursuant to the stock option agreement evidencing each option granted to our named executive officers in October 2019, if, beginning on the date 30 days prior to the execution of a definitive agreement providing for our change in control and ending on the date that is 12 months following such change in control, the named executive officer’s continuous service is involuntarily terminated by us without cause or such named executive officer resigns for good reason, the shares subject to the option shall fully vest and our repurchase right shall lapse in full, contingent on the named executive officer executing and not revoking a general release of claims against us.
For purposes of such stock option agreements:
•“Cause” has the definition assigned to such term in the 2015 Plan but which in summary includes the individual’s (1) commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (2) attempted commission of, or participation in, a fraud or act of dishonesty against us; (3) intentional, material violation of any contract or agreement with us or of any statutory duty owed to us; (4) unauthorized use or disclosure of our confidential information or trade secrets; or (5) gross misconduct. The determination that a termination is either for Cause or without Cause will be made by us, in our sole discretion.
•“Change in Control” has the definition assigned to such term in the 2015 Plan but which in summary includes the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events: (1) any person becomes the owner, directly or indirectly, of our securities representing more than 50% of the combined voting power of our then-outstanding securities other than by virtue of a merger, consolidation or similar transaction, subject to certain exceptions that will not constitute a Change in Control; (2) the consummation of a merger, consolidation or similar transaction involving us (directly or indirectly) such that, immediately after the consummation of such transaction, our stockholders immediately prior thereto do not own, directly or indirectly, either (a) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving entity or (b) more than 50% of the combined outstanding voting power of the parent of the surviving entity, in each case in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; (3) the approval by our stockholders of a plan of complete dissolution or liquidation, or our complete dissolution or liquidation will otherwise occur, except for a liquidation into a parent corporation; (4) the consummation of a sale, lease, exclusive license or other disposition of all or substantially all of our consolidated assets, subject to certain exceptions; or (5) individuals who, on the date the 2015 Plan was adopted by our board of directors, were members of our board of directors, or the incumbent board, cease for any reason to constitute a majority of the members of our board of directors; provided, however, that if the appointment or election (or nomination for election) of any new member was or is approved or recommended by a majority vote of such members of the incumbent board then still in office, such new member will be considered as a member of the incumbent board. Notwithstanding the foregoing, a sale of assets, merger or other transaction effected exclusively for the purpose of changing our domicile will not constitute a Change in Control.
•“Good Reason” means any of the following taken by us or a successor without the named executive officer’s consent: (1) a material reduction in base salary (that is, a reduction of at least 10% of base salary (unless pursuant to a salary reduction program applicable generally to all similarly situated employees)); (2) a material reduction in duties (including responsibilities and/or authorities), provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless the new duties are materially reduced from the prior duties; or (3) relocation of the principal place of employment to a place that increases the named executive officer’s one-way commute by more than 50 miles as compared to the then-current principal place of employment immediately prior to such relocation. In order to constitute Good Reason, the named executive officer must provide written notice within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for resignation, allow us at least 30 days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, the named executive officer must resign from all positions such named executive officer then holds with us not later than 30 days thereafter.
Outstanding Equity Awards at Fiscal Year-End
The following table presents the outstanding equity incentive plan awards held by each named executive officer as of December 31, 2020.

	Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable(2)	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Joseph Zwillinger	10/9/2019(3)	585,937	1,289,063	5.09	10/8/2029
Timothy Brown	10/9/2019(3)	195,312	429,688	5.09	10/8/2029
________________
(1)All of the stock awards were granted under the 2015 Plan, the terms of which plan is described below under “—Equity Incentive Plans—2015 Equity Incentive Plan.”
(2)Because these options are exercisable immediately upon grant, subject to a repurchase right in favor of us which lapses as the option vests, this column reflects the number of options held by our named executive officers that were exercisable and vested as of December 31, 2020.
(3)Shares subject to the option may be exercised at any time, subject to our repurchase right with respect to any then-unvested shares at the time of termination. Such repurchase right lapses over 48 equal monthly installments beginning on October 1, 2019, subject to the named executive officer’s continuous service to us through each applicable vesting date. The option shares are subject to vesting acceleration as described above under “—Narrative to the Summary Compensation Table—Potential Payments Upon Termination or Change in Control.”
Health and Welfare, Retirement Benefits, and Perquisites
Health and Welfare
All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, disability and life insurance plans, in each case on the same basis as all of our other employees.
401(k) Plan
Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Code. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code.

For the 2020 plan year, we made a matching contribution equal to 100% of participant deferrals on the first 3% of their compensation and 50% of the next 2% of their compensation, subject to a $19,500 maximum (plus $6,000 for employees age 50 and over).
Deferred Compensation; Pension Plan
Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during the fiscal year ended December 31, 2020. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.
Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plans sponsored by us during 2020.
Perquisites
In general, we do not offer any perquisites to our named executive officers. However, in connection with a policy shift to an unlimited paid time off policy, in January 2020, we paid out all then-accrued paid time off to all of our employees, including our named executive officers. Such amounts are reflected in the Summary Compensation Table above.
Equity Incentive Plans
2021 Equity Incentive Plan
Our board of directors adopted our 2021 Equity Incentive Plan, or 2021 Plan, in September 2021, and we expect our stockholders will approve our 2021 Plan prior to the completion of this offering. We expect the 2021 Plan will become effective on the date of, and contingent upon the execution of, the underwriting agreement related to this offering. The 2021 Plan will come into existence upon its adoption by our board of directors, but no grants will be made under the 2021 Plan prior to its effectiveness. Once the 2021 Plan becomes effective, no further grants will be made under the 2015 Plan.
Awards. The 2021 Plan will provide for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, or RSAs, RSU awards, performance awards and/or other forms of awards to our employees, directors, and consultants and any of our affiliates’ employees and consultants.
Authorized shares. Initially, the maximum number of shares of our Class A common stock that may be issued under the 2021 Plan after it becomes effective will not exceed 32,349,192 shares of our Class A common stock, which is the sum of (1) 14,661,162 new shares, plus (2) an additional number of shares not to exceed 17,688,030 shares, consisting of (any shares of our Class A common stock subject to outstanding awards granted under the 2015 Plan that, on or after the 2021 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited or repurchased because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any; provided that any such shares described in clause (2) above that are shares of our Class B common stock will be added to the share reserve of our 2021 Plan as shares of our Class A common stock. In addition, the number of shares of our Class A common stock reserved for issuance under the 2021 Plan will automatically increase on January 1 of each year for a period of 10 years, beginning on January 1, 2022 and continuing through (and including) January 1, 2031, in an amount equal to 4% of the total number of shares of our common stock (both Class A and Class B) outstanding on December 31 of the immediately preceding year, except that, before the date of any such increase, our board of directors may determine that the increase for such year will be a lesser number of shares. The maximum number of shares of our Class A common stock that may be issued on the exercise of ISOs under the 2021 Plan will be 100,000,000 shares.

Shares subject to stock awards granted under the 2021 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under the 2021 Plan. Shares withheld under a stock award to satisfy the exercise, strike, or purchase price of a stock award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under the 2021 Plan. If any shares of our Class A common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of a failure to meet a contingency or condition required for the vesting of such shares; (2) to satisfy the exercise, strike, or purchase price of a stock award; or (3) to satisfy a tax withholding obligation in connection with a stock award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2021 Plan.
Plan administration. Our board of directors, or a duly authorized committee thereof, will administer the 2021 Plan. Our board of directors may delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards; and (2) determine the number of shares subject to such stock awards. Under the 2021 Plan, our board of directors will have the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our Class A common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.
Under the 2021 Plan, our board of directors also generally will have the authority to effect, with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles.
Stock options. ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator will determine the exercise price for stock options, within the terms and conditions of the 2021 Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of our Class A common stock on the date of grant. Options granted under the 2021 Plan will vest at the rate specified in the stock option agreement as will be determined by the administrator.
The administrator will determine the term of stock options granted under the 2021 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.
Acceptable consideration for the purchase of Class A common stock issued upon the exercise of a stock option will be determined by the administrator and may include (1) cash, check, bank draft, or money order; (2) a broker-assisted cashless exercise; (3) the tender of shares of our Class A common stock previously owned by the optionholder; (4) a net exercise of the option if it is an NSO; or (5) other legal consideration approved by the administrator.
Unless the administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our Class A common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (2) the term of the ISO does not exceed five years from the date of grant.
Restricted stock unit awards. RSU awards are granted under RSU award agreements adopted by the administrator. RSU awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. An RSU award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the RSU award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, RSU awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Restricted stock awards. RSAs are granted under RSA agreements adopted by the administrator. An RSA may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The administrator will determine the terms and conditions of RSAs, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Class A common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.
Stock appreciation rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the administrator. The administrator will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our Class A common stock on the date of grant. A stock appreciation right granted under the 2021 Plan will vest at the rate specified in the stock appreciation right agreement as will be determined by the administrator. Stock appreciation rights may be settled in cash or shares of our Class A common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.
The administrator will determine the term of stock appreciation rights granted under the 2021 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. In no event may a stock appreciation right be exercised beyond the expiration of its term.
Performance awards. The 2021 Plan will permit the grant of performance awards that may be settled in stock, cash, or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our Class A common stock.
The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors at the time the performance award is granted, our board of directors will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.
Other stock awards. The administrator will be permitted to grant other awards based in whole or in part by reference to our Class A common stock. The administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.
Non-employee director compensation limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $750,000 in total value, or if such non-employee director is first appointed or elected to our board of directors during such calendar year, $1,000,000 in total value. Such limitation will apply beginning with the first calendar year so designated in the 2021 Plan.
Changes to capital structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2021 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.
Corporate transactions. In the event of a corporate transaction (as defined below), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant, any stock awards outstanding under the 2021 Plan may be assumed, continued, or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue, or substitute for such stock awards, then (1) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction); and (2) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.
In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (1) the value of the property the participant would have received upon the exercise of the stock award, over (2) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out, or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our Class A common stock.
Under the 2021 Plan, a “corporate transaction” is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets; (2) a sale or other disposition of at least 50% of our outstanding securities; (3) a merger, consolidation, or similar transaction following which we are not the surviving corporation; or (4) a merger, consolidation, or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.
Change in control. Stock awards granted under the 2021 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined below) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.
Under the 2021 Plan, a “change in control” is generally defined as (1) the acquisition by any person or company of more than 50% of the combined voting power of then outstanding stock; (2) a merger, consolidation, or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (3) stockholder approval of a complete dissolution or liquidation; (4) a sale, lease, exclusive license, or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (5) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.
Plan amendment or termination. Our board of directors has the authority to amend, suspend, or terminate the 2021 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts the 2021 Plan. No stock awards may be granted under the 2021 Plan while it is suspended or after it is terminated.
2021 Employee Stock Purchase Plan
Our board of directors adopted our 2021 Employee Stock Purchase Plan, or ESPP, in September 2021, and we expect our stockholders will approve our ESPP prior to the completion of this offering. We expect our ESPP will become effective on the date of, and contingent upon the execution of, the underwriting agreement related to this offering. The purpose of our ESPP will be to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP will include two components. One component will be designed to allow eligible U.S. employees to purchase our Class A common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws.
Share reserve. Following this offering, our ESPP will authorize the issuance of 2,932,232 shares of our Class A common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our Class A common stock reserved for issuance will automatically increase on January 1 of each year for a period of 10 years, beginning on January 1, 2022 and continuing through (and including) January 1, 2031, by the lesser of (1) 1% of the total number of shares of our common stock (both Class A and Class B) outstanding on December 31 of the immediately preceding year and (2) 2,850,000 shares, except that, before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).
Administration. Our board of directors will administer our ESPP and may delegate its authority to administer our ESPP to our compensation and leadership management committee. Our ESPP will be implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our Class A common stock on specified dates during such offerings. Under our ESPP, our board of directors will be permitted to specify offerings with durations of not more than 27 months and to specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A common stock will be purchased for employees participating in the offering. Our ESPP will provide that an offering may be terminated under certain circumstances.
Payroll deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, will be eligible to participate in our ESPP and to contribute, normally through payroll deductions, up to a percentage of their earnings (as set forth and as defined by our board of directors) for the purchase of our Class A common stock under our ESPP. Unless otherwise determined by our board of directors, Class A common stock will be purchased for the accounts of employees participating in our ESPP at a price per share equal to the lesser of (1) 85% of the fair market value of a share of our Class A common stock on the first day of an offering; or (2) 85% of the fair market value of a share of our Class A common stock on the date of purchase.
Limitations. Employees may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by our board of directors: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee will be permitted to purchase shares under our ESPP at a rate in excess of $25,000 worth of our Class A common stock (based on the fair market value per share of our Class A common stock at the beginning of an offering) for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under our ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.
Changes to capital structure. Our ESPP will provide that in the event there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, our board of directors will make appropriate adjustments to: (1) the class(es) and maximum number of shares reserved under our ESPP; (2) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (3) the class(es) and number of shares subject to, and purchase price applicable to, outstanding offerings and purchase rights; and (4) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.
Corporate transactions. Our ESPP will provide that in the event of a corporate transaction (as defined below), any then-outstanding rights to purchase our stock under our ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our Class A common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.
Under our ESPP, a “corporate transaction” is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets; (2) a sale or other disposition of at least 50% of our outstanding securities; (3) a merger, consolidation, or similar transaction following which we are not the surviving corporation; or (4) a merger, consolidation, or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Amendment or termination. Our board of directors will have the authority to amend or terminate our ESPP, except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.
2015 Equity Incentive Plan
Adoption. Our board of directors adopted, and our stockholders approved, our 2015 Plan in May 2015. The 2015 Plan was most recently amended in May 2020.
Authorized shares. As of June 30, 2021, under the 2015 Plan, options to purchase 17,957,111 shares of our Class B common stock were outstanding and 1,145,026 shares of Class B common stock remained available for future issuance. No further stock awards will be granted under our 2015 Plan on or after the effectiveness of our 2021 Plan; however, awards outstanding under our 2015 Plan will continue to be governed by their existing terms.
Award types. Our 2015 Plan provides for the grant of ISOs, NSOs, stock appreciation rights, restricted stock awards, restricted stock units and other stock awards. Such awards may be granted to our employees and directors and to consultants engaged by us or any of our subsidiary companies, except that ISOs may only be granted to our employees.
Plan administration. Our board of directors administers and interprets the provisions of the 2015 Plan. Our board of directors may delegate its authority to a committee of our board of directors and has delegated concurrent authority to our compensation and equity award committees. Our board of directors or any such committee to whom authority has been delegated will be referred to as the “plan administrator” herein. The plan administrator may additionally delegate authority to specified officers to designate employees who are not officers to be recipients of options and stock appreciation rights (and, to the extent permitted by applicable law, other awards) and to determine the number of shares subject to such awards, subject to limitations specified by our board of directors and specifically prohibiting any such officer from granting that officer an award.
Under our 2015 Plan, the plan administrator has the authority to, among other things, determine award recipients, the numbers and types of stock awards to be granted, the applicable fair market value and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award; construe and interpret the 2015 Plan and awards granted thereunder; establish, amend and revoke rules and regulations for the administration of the 2015 Plan; accelerate the vesting of awards; suspend or terminate the 2015 Plan at any time; settle all controversies regarding the 2015 Plan and any awards granted under it; to approve amendments and submit same for stockholder approval; and to adopt sub-plans or other procedures to permit participation in the plan by employees, director or consultants who are foreign nationals or employed outside the United States.
Under the 2015 Plan, the plan administrator also has the authority, without stockholder consent, to effect (1) an exchange program under which outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise or purchase prices and different terms), awards of a different type, and/or cash, (2) the reduction of the exercise, purchase or strike price of any outstanding award or (3) any other action treated as a repricing under generally accepted accounting principles.
Stock options. ISOs and NSOs are granted under stock option agreements and option rules adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2015 Plan, provided that the exercise price of a stock option generally will not be less than 100% of the fair market value of our Class B common stock on the date of grant (or 110% of the fair market value for 10% stockholders as required by the Code). Options granted under the 2015 Plan vest at the rate specified in the stock option agreements and option rules as determined by the plan administrator. No option shall be exercisable after the expiration of 10 years from the date of grant, or such shorter period as specified in the stock option agreement; provided that an ISO granted to a 10% stockholder shall not be exercisable after the expiration of five years from the date of grant (as required by the Code).

Restricted stock unit awards. RSUs are granted under restricted stock unit award agreements adopted by the plan administrator. RSUs may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. An RSU may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the RSU agreement. Except as otherwise provided in the applicable award agreement, RSUs that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Restricted stock awards. Restricted stock awards may be awarded in consideration for cash or cash equivalents or another form of consideration, including past or future services, as determined by our plan administrator. Restricted shares may also be issued upon an optionholder’s exercise of an unvested option, or an early exercise. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Class B common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right. Restricted shares acquired upon early exercise of a stock option are generally subject to our right to repurchase such shares upon the holder’s termination of service with us for any reason, at the lesser of the price paid for such shares or the then-current fair market value.
Changes to capital structure. In the event of any change in, or other events that occur with respect to, the stock subject to the 2015 Plan or subject to any award granted under it without the receipt of consideration by us through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or any similar equity restructuring transaction, the plan administrator will adjust the number and class of shares that may be delivered under the 2015 Plan (including pursuant to the exercise of ISOs) and the number, class and price per share of stock covered by each outstanding award.
Corporate transactions. In the event of certain mergers, consolidations or similar transactions; a sale or other disposition of all or substantially all of our consolidated assets; or a sale or other disposition of at least 90% of our outstanding securities, the plan administrator may take one or more of the following actions with respect to each outstanding award, contingent upon the closing or completion of such transaction:
•provide for the continuation, assumption or substitution of such awards by the acquiring or surviving corporation, with appropriate adjustments;
•arrange for the assignment of any reacquisition or repurchase rights to the surviving or acquiring corporation or such corporation’s parent, or arrange for the lapse, in whole or in part, of any such rights;
•accelerate the vesting (in whole or in part) of the stock award (and, if applicable, the time at which such award can be exercised), with any then-outstanding awards terminating upon or prior to the consummation of such merger or change in control;
•cancel or arrange for the cancellation of such awards, to the extent not vested or exercised prior to the effective time of the transaction, in exchange for such cash consideration, if any, as the plan administration may consider appropriate; or
•make a payment, in such form as may be determined by the plan administrator, equal to the excess, if any, of (A) the value of the property the holder would have received upon the exercise of the stock award immediately prior to the effective time of the transaction, over (B) any exercise price payable by such holder in connection with such exercise, with any payments delayed to the same extent that payment of consideration to the holders of our Class B common stock in connection with the transaction is delayed as a result of escrows, earn outs, holdbacks or any other contingencies.
The plan administrator is not obligated to treat all awards, or all portions of any award, similarly, and make take different actions with respect to the vested and unvested portions of an award.

In addition to the above, the plan administrator may provide, in an award agreement or in any other written agreement between the participant and the Company, for accelerated vesting and exercisability in the event of a change in control (as defined under the 2015 Plan) or our dissolution or liquidation.
Plan amendment or termination. The plan administrator may at any time amend, alter, suspend or terminate the 2015 Plan. Certain amendments, alterations or the suspension or discontinuance of the 2015 Plan may require the written consent of holders of outstanding awards. Certain material amendments also require the approval of our stockholders.
Limitations of Liability and Indemnification Matters
Upon the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s duty of loyalty to the corporation or its stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•any transaction from which the director derived an improper personal benefit.
Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated certificate of incorporation will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, the following describes transactions since January 1, 2018 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, executive officers or holders of greater than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.
We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.
Sale of Series C Convertible Preferred Stock
In October 2018, we issued and sold an aggregate of 4,559,065 shares of our Series C convertible preferred stock at a purchase price of $10.96716 per share, for an aggregate purchase price of approximately $50.0 million. Tiger Global Private Investment Partners X, L.P., or Tiger Global, a holder of greater than 5% of our capital stock, purchased 472,315 shares of our Series C convertible preferred stock for a purchase price of approximately $5.2 million in such transaction.
2018 Tender Offer
In November 2018, we agreed to waive certain transfer restrictions in connection with, and assisted in the administration of, a tender offer by certain entities to purchase shares of our Class B common stock from certain of our stockholders and optionholders at a price of $10.96716 per share, pursuant to an offer to purchase to which we were not a party. An aggregate of 767,045 shares of our Class B common stock were tendered for an aggregate purchase price of approximately $8.4 million. Certain holders of greater than 5% of our capital stock purchased shares in the tender offer as summarized below.

Name	Shares of Class B Common Stock	Aggregate Purchase Price
Entities affiliated with T. Rowe Price Associates, Inc.(1)	569,890	$6,250,075
Tiger Global	79,615	$873,150
________________
(1)Entities affiliated with T. Rowe Price Associates, Inc., or T. Rowe Price, whose shares are aggregated for purposes of reporting share ownership information (not all of which purchased shares of our Class B common stock in the tender offer), are: T. Rowe Price New Horizons Fund, Inc., T. Rowe Price Small-Cap Value Fund, Inc., T. Rowe Price Small-Cap Stock Fund, Inc., T. Rowe Price Institutional Small-Cap Stock Fund, T. Rowe Price U.S. Small-Cap Value Equity Trust, T. Rowe Price New Horizons Trust, T. Rowe Price U.S. Small-Cap Core Equity Trust, T. Rowe Price U.S. Equities Trust, TD Mutual Funds - TD U.S. Small-Cap Equity Fund, Costco 401(k) Retirement Plan, U.S. Small-Cap Stock Trust, MassMutual Select Funds - MassMutual Select T. Rowe Price Small and Mid Cap Blend Fund, T. Rowe Price Spectrum Moderate Growth Allocation Fund, JEFFREY LLC, T. Rowe Price Spectrum Moderate Allocation Fund, VALIC Company I - Small Cap Fund, Minnesota Life Insurance Company, T. Rowe Price Spectrum Conservative Allocation Fund, The Bunting Family III, LLC, The Bunting Family VI Socially Responsible LLC, T. Rowe Price Global Consumer Fund and T. Rowe Price Moderate Allocation Portfolio. These entities collectively beneficially own greater than 5% of our capital stock.
Sale of Series D Convertible Preferred Stock
Between December 2019 and February 2020, we issued and sold an aggregate of 2,103,089 shares of our Series D convertible preferred stock at a purchase price of $12.8858 per share, for an aggregate purchase price of approximately $27.1 million. Certain holders of greater than 5% of our capital stock purchased shares in the transaction as summarized below.

Name	Shares of Series D Convertible Preferred Stock	Aggregate Purchase Price
Entities affiliated with Fidelity Management & Research Company(1)	776,048	$9,999,999
________________
(1)Entities affiliated with Fidelity Management & Research Company, or Fidelity, whose shares are aggregated for purposes of reporting share ownership information (not all of which purchased shares of our Series D convertible preferred stock in the transaction), are: Fidelity Contrafund: Fidelity Contrafund, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, Fidelity Growth Company Commingled Pool, Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, Fidelity Contrafund Commingled Pool, Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, Variable Insurance Products Fund II: Contrafund Portfolio, Fidelity Concord Street Trust: Fidelity Mid-Cap Stock Fund, Fidelity Contrafund: Fidelity Advisor New Insights Fund - Sub A, Fidelity Contrafund: Fidelity Advisor New Insights Fund, Fidelity Contrafund: Fidelity Advisor New Insights Fund - Sub B, Fidelity Mt. Vernon Street Trust: Fidelity New Millennium Fund, Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, Fidelity Contrafund: Fidelity Contrafund K6, Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, FIAM Target Date Blue Chip Growth Commingled Pool, Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, Fidelity Blue Chip Growth Commingled Pool, Variable Insurance Products Fund III: Growth Opportunities Portfolio, Fidelity Mid-Cap Stock Commingled Pool, Fidelity Advisor Series I: Fidelity Advisor Series Growth Opportunities Fund, Fidelity Blue Chip Growth Institutional Trust, and Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund. These entities collectively beneficially own greater than 5% of our capital stock.
Sale of Series E Convertible Preferred Stock
Between September 2020 and October 2020, we issued and sold an aggregate of 8,648,695 shares of our Series E convertible preferred stock at a purchase price of $11.56243 per share, for an aggregate purchase price of approximately $100.0 million. Certain holders of greater than 5% of our capital stock purchased shares in the transaction as summarized below.

Name	Shares of Series E Convertible Preferred Stock	Aggregate Purchase Price
Entities affiliated with T. Rowe Price(1)	864,870	$9,999,999
________________
(1)Entities affiliated with T. Rowe Price whose shares are aggregated for purposes of reporting share ownership information (not all of which purchased shares of our Series E convertible preferred stock in the transaction), are: T. Rowe Price New Horizons Fund, Inc., T. Rowe Price Small-Cap Value Fund, Inc., T. Rowe Price Small-Cap Stock Fund, Inc., T. Rowe Price Institutional Small-Cap Stock Fund, T. Rowe Price U.S. Small-Cap Value Equity Trust, T. Rowe Price New Horizons Trust, T. Rowe Price U.S. Small-Cap Core Equity Trust, T. Rowe Price U.S. Equities Trust, TD Mutual Funds - TD U.S. Small-Cap Equity Fund, Costco 401(k) Retirement Plan, U.S. Small-Cap Stock Trust, MassMutual Select Funds - MassMutual Select T. Rowe Price Small and Mid Cap Blend Fund, T. Rowe Price Spectrum Moderate Growth Allocation Fund, JEFFREY LLC, T. Rowe Price Spectrum Moderate Allocation Fund, VALIC Company I - Small Cap Fund, Minnesota Life Insurance Company, T. Rowe Price Spectrum Conservative Allocation Fund, The Bunting Family III, LLC, The Bunting Family VI Socially Responsible LLC, T. Rowe Price Global Consumer Fund and T. Rowe Price Moderate Allocation Portfolio. These entities collectively beneficially own greater than 5% of our capital stock.
Investor Rights, Voting, and Right of First Refusal and Co-Sale Agreements
We are party to amended and restated investors’ rights, voting, and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights, board representation rights, indemnification provisions and rights of first refusal, among other things, with certain holders of our capital stock, including (1) entities affiliated with Messrs. Zwillinger and Brown, our Co-Chief Executive Officers and members of our board of directors, (2) entities affiliated with Maveron, a holder of greater than 5% of our capital stock and affiliate of Mr. Levitan, a member of our board of directors, and (3) Tiger Global, entities affiliated with Lerer Hippeau Ventures, entities affiliated with T. Rowe Price, and entities affiliated with Fidelity, each holders of greater than 5% of our capital stock.

The covenants included in these stockholder agreements generally will terminate upon the completion of this offering, except with respect to registration rights, as more fully described in the section titled “Description of Capital Stock—Registration Rights.” See also the section titled “Principal and Selling Stockholders” for additional information regarding beneficial ownership of our capital stock.
Directed Share Program
At our request, the underwriters have reserved up to 3% of the shares of Class A common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price to certain of our employees, partners and the friends and family members of certain of our employees, directors, and partners.
Indemnification
Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by our board of directors. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”
Employment of an Immediate Family Member
The son of Dick Boyce, a member of our board of directors, is currently employed by us and has been employed by us since January 1, 2018. He does not share a household with Mr. Boyce and is not one of our executive officers. In 2018, his salary was between $100,000 and $150,000, and his current salary is between $150,000 and $200,000. In 2019, he was awarded two option grants with a grant date fair value of between $25,000 and $50,000 and between $25,000 and $50,000, respectively, each of which vests over two years and was repriced in June 2020, resulting in an incremental accounting expense of between $5,000 and $10,000. In 2020, he was awarded an option grant with a grant date fair value between $65,000 and $95,000. He participates in compensation and incentive plans or arrangements on the same basis as similarly situated employees.
Policies and Procedures for Related Person Transactions
Our board of directors has adopted a related person transaction policy that will become effective in connection with this offering. Pursuant to this policy, our executive officers, directors, nominees for election as a director, beneficial owners of greater than 5% of any class of our common stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of greater than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our capital stock as of June 30, 2021, and as adjusted to reflect the sale of our Class A common stock offered by us and the selling stockholders in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, for:
•each of our named executive officers;
•each of our directors;
•all of our executive officers and directors as a group;
•each person or group of affiliated persons known by us to beneficially own greater than 5% of our Class A or Class B common stock; and
•each of the selling stockholders.
We have determined beneficial ownership in accordance with the rules and regulations of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.
Applicable percentage ownership before the offering is based on no shares of Class A common stock and 127,737,459 shares of Class B common stock outstanding as of June 30, 2021, assuming (1) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock that was effected on September 21, 2021, (2) the automatic conversion of 70,990,919 shares of our convertible preferred stock outstanding as of June 30, 2021, into an equivalent number of shares of our Class B common stock immediately prior to the completion of this offering, (3) the automatic exchange of the convertible preferred stock warrants outstanding as of June 30, 2021 for 1,104,560 shares of our Class B common stock in connection with this offering, (4) the issuance of 747,908 shares of our Class B common stock immediately prior to the completion of this offering upon the exercise of common stock warrants outstanding as of June 30, 2021, with a weighted-average exercise price of $0.14 per share, and (5) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect upon the completion of this offering. Applicable percentage ownership after the offering assumes both no exercise and full exercise of the underwriters’ option to purchase an additional            shares of Class A common stock from the selling stockholders. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of June 30, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.
If any shares are purchased by our existing principal stockholders, directors, officers or their affiliated entities, the number and percentage of shares of our Class A common stock beneficially owned by them after this offering will differ from those set forth in the following table.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Allbirds, Inc., 730 Montgomery Street, San Francisco, CA 94111.

	Shares Beneficially Owned Before the Offering			Shares Being Offered		Shares Beneficially Owned After the Offering
				Assuming No Exercise of Option to Purchase Additional Shares	Assuming Full Exercise of Option to Purchase Additional Shares	Assuming No Exercise of Option to Purchase Additional Shares					Assuming Full Exercise of Option to Purchase Additional Shares
	Class B Common Stock		% of Total Voting Power†			Class A Common Stock		Class B Common Stock		% of Total Voting Power†	Class A Common Stock		Class B Common Stock		% of Total Voting Power†
Name of Beneficial Owner	Shares	%				Shares	%	Shares	%		Shares	%	Shares	%
5% Stockholders
Entities affiliated with Maveron(1)	18,824,330	14.7	14.7
Entities affiliated with Tiger Global(2)	14,219,195	11.1	11.1
Entities affiliated with T. Rowe Price(3)	7,839,235	6.1	6.1
Entities affiliated with Fidelity(4)	7,317,392	5.7	5.7
Entities affiliated with Lerer Hippeau Ventures(5)	6,918,265	5.4	5.4
Named Executive Officers and Directors
Joseph Zwillinger(6)	12,977,610	10.0	10.0
Timothy Brown(7)	15,284,585	11.9	11.9
Neil Blumenthal(8)	153,105	*	*
Dick Boyce(9)	1,850,050	1.4	1.4
Mandy Fields(10)	20,833	*	*
Nancy Green(11)	50,000	*	*
Dan Levitan(1)	18,824,330	14.7	14.7
Emily Weiss(12)	18,055	*	*
All directors and executive officers as a group (10 persons)	49,178,568	37.7	37.7
Other Selling Stockholders:
Peterson Venture Partners I, LP(13)	1,856,033	1.5	1.5
Morgan Creek Private Opportunities, LLC Series G - Allbirds(14)	461,407	*	*
Certain Other Selling Stockholders(15)	1,031,808	*	*
________________
*       Represents beneficial ownership of less than 1%.
†     Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class. Each share of Class A common stock will be entitled to one vote per share, and each share of Class B common stock will be entitled to 10 votes per share. The Class A common stock and Class B common stock will vote together on all matters (including the election of directors) submitted to a vote of stockholders, except under limited circumstances described in “Description of Capital Stock—Class A and Class B Common Stock—Voting Rights.”
(1)Consists of (a) 13,026,625 shares of Class B common stock held by Maveron Equity Partners V, L.P., or Maveron Equity Partners V, (b) 4,180,995 shares of Class B common stock held by MEP Associates V, L.P., or MEP Associates V, and (c) 1,616,710 shares of Class B common stock held by Maveron V Entrepreneurs’ Fund, L.P., or Maveron V Entrepreneurs. Maveron General Partner V, LLC, or Maveron General Partner V, is the general partner of each of Maveron Equity Partners V, MEP Associates V, and Maveron V Entrepreneurs. Dan Levitan, Pete McCormick, Jason Stoffer, and David Wu are the managing members of Maveron General Partner V and share voting and investment power over the shares held by Maveron Equity Partners V, MEP Associates V, and Maveron V Entrepreneurs. The address for each person and entity listed above is c/o Maveron LLC, 411 1st Avenue South, Suite 600, Seattle, Washington 98104.
(2)Consists of (a) 14,214,525 shares of Class B common stock held by Tiger Global Private Investment Partners X, L.P., or Tiger Global Private Investment Partners and (b) 4,670 shares of Class B common stock held by certain persons, or the affiliated persons, each of which is an affiliate of Tiger Global Management, LLC, or Tiger Global Management. Tiger Global Management is controlled by Chase Coleman and Scott Shleifer. Each of Tiger Global Management, Chase

Coleman, and Scott Shleifer may be deemed to have voting and investment power over the shares held by Tiger Global Private Investment Partners and the affiliated persons. The address for each person and entity listed above is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019.
(3)Consists of (a) 3,009,650 shares of Class B common stock held by T. Rowe Price New Horizons Fund, Inc., (b) 1,826,969 shares of Class B common stock held by T. Rowe Price Small-Cap Value Fund, Inc., (c) 1,160,755 shares of Class B common stock held by T. Rowe Price Small-Cap Stock Fund, Inc., (d) 559,780 shares of Class B common stock held by T. Rowe Price Institutional Small-Cap Stock Fund, (e) 425,724 shares of Class B common stock held by T. Rowe Price U.S. Small-Cap Value Equity Trust, (f) 344,890 shares of Class B common stock held by T. Rowe Price New Horizons Trust, (g) 181,240 shares of Class B common stock held by T. Rowe Price U.S. Small-Cap Core Equity Trust, (h) 55,070 shares of Class B common stock held by T. Rowe Price U.S. Equities Trust, (i) 50,415 shares of Class B common stock held by TD Mutual Funds - TD U.S. Small-Cap Equity Fund, (j) 49,250 shares of Class B common stock held by Costco 401(k) Retirement Plan, (k) 46,680 shares of Class B common stock held by U.S. Small-Cap Stock Trust, (l) 34,112 shares of Class B common stock held by MassMutual Select Funds - MassMutual Select T. Rowe Price Small and Mid Cap Blend Fund, (m) 20,570 shares of Class B common stock held by T. Rowe Price Spectrum Moderate Growth Allocation Fund, (n) 14,975 shares of Class B common stock held by JEFFREY LLC, (o) 14,365 shares of Class B common stock held by T. Rowe Price Spectrum Moderate Allocation Fund, (p) 11,950 shares of Class B common stock held by VALIC Company I - Small Cap Fund, (q) 11,845 shares of Class B common stock held by Minnesota Life Insurance Company, (r) 9,490 shares of Class B common stock held by T. Rowe Price Spectrum Conservative Allocation Fund, (s) 6,285 shares of Class B common stock held by The Bunting Family III, LLC, (t) 2,000 shares of Class B common stock held by The Bunting Family VI Socially Responsible LLC, (u) 1,995 shares of Class B common stock held by T. Rowe Price Global Consumer Fund, and (v) 1,225 shares of Class B common stock held by T. Rowe Price Moderate Allocation Portfolio. T. Rowe Price Associates, Inc., or TRPA, serves as investment advisor or sub-advisor, as applicable, with power to direct investments and/or sole power to vote the shares held by the entities listed in (a) – (v), or the T. Rowe Price Entities. TRPA is the wholly owned subsidiary of T. Rowe Price Group, Inc., or TRPG, which is a publicly-traded financial services holding company. TRPA and TRPG may be deemed to have voting and investment power over the shares held by the T. Rowe Price Entities. The address for each entity listed above is 100 East Pratt Street, Baltimore, Maryland 21202.
(4)Consists of (a) 2,029,000 shares of Class B common stock held by Fidelity Contrafund: Fidelity Contrafund, (b) 1,320,858 shares of Class B common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (c) 1,047,934 shares of Class B common stock held by Fidelity Growth Company Commingled Pool, (d) 423,500 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (e) 395,000 shares of Class B common stock held by Fidelity Contrafund Commingled Pool, (f) 334,779 shares of Class B common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (g) 306,000 shares of Class B common stock held by Variable Insurance Products Fund II: Contrafund Portfolio, (h) 284,715 shares of Class B common stock held by Fidelity Concord Street Trust: Fidelity Mid-Cap Stock Fund, (i) 277,000 shares of Class B common stock held by Fidelity Contrafund: Fidelity Advisor New Insights Fund - Sub A, (j) 217,689 shares of Class B common stock held by Fidelity Contrafund: Fidelity Advisor New Insights Fund, (k) 166,000 shares of Class B common stock held by Fidelity Contrafund: Fidelity Advisor New Insights Fund - Sub B, (l) 117,222 shares of Class B common stock held by Fidelity Mt. Vernon Street Trust: Fidelity New Millennium Fund, (m) 94,500 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (n) 79,500 shares of Class B common stock held by Fidelity Contrafund: Fidelity Contrafund K6, (o) 55,500 shares of Class B common stock held by Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund, (p) 46,113 shares of Class B common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, (q) 37,500 shares of Class B common stock held by FIAM Target Date Blue Chip Growth Commingled Pool, (r) 27,500 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, (s) 16,145 shares of Class B common stock held by Fidelity Blue Chip Growth Commingled Pool, (t) 15,500 shares of Class B common stock held by Variable Insurance Products Fund III: Growth Opportunities Portfolio, (u) 12,937 shares of Class B common stock held by Fidelity Mid-Cap Stock Commingled Pool, (v) 10,500 shares of Class B common stock held by Fidelity Advisor Series I: Fidelity Advisor Series Growth Opportunities Fund, (w) 1,500 shares of Class B common stock held by Fidelity Blue Chip Growth Institutional Trust, and (x) 500 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund. The entities listed in (a) – (x), or the Fidelity Funds, are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds and advised by Fidelity Management & Research Company, or FMR Co, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR

Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for each person and entity listed above is 245 Summer Street, Boston, Massachusetts 02110.
(5)Consists of (a) 6,168,040 shares of Class B common stock held by Lerer Hippeau Ventures IV, LP, or Lerer Hippeau IV, (b) 499,295 shares of Class B common stock held by Lerer Hippeau Ventures Select Fund, LP., or Lerer Hippeau Select, and (c) 250,930 shares of Class B common stock held by Lerer Hippeau Ventures IV-B, LP, or Lerer Hippeau IV-B. Kenneth Lerer, Eric Hippeau, and Benjamin Lerer are the managers of Lerer Hippeau Ventures IV GP, LLC, the general partner of Lerer Hippeau IV and Lerer Hippeau IV-B, and Lerer Hippeau Ventures Select Fund GP, LLC, the general partner of Lerer Hippeau Select, and may be deemed to indirectly have voting and investment power over the shares held by Lerer Hippeau IV, Lerer Hippeau Select, and Lerer Hippeau IV-B. The address for each person and entity listed above is 100 Crosby Street, Suite 201, New York, New York 10012.
(6)Consists of (a) 11,102,610 shares of Class B common stock held by Joseph Z. Zwillinger and Elizabeth L. Zwillinger, as Trustees of the Twin Wolves Revocable Trust under Revocable Trust Agreement dated September 27, 2017, of which Mr. Zwillinger is co-trustee and shares voting and investment power over such shares, and (b) 1,875,000 shares of Class B common stock issuable upon the exercise of stock options that were exercisable within 60 days of June 30, 2021, 898,437 of which were vested as of such date.
(7)Consists of (a) 13,330,925 shares of Class B common stock held by Timothy O. Brown and Lindsay T. Brown, as Trustees of the Grenadier Trust Under Revocable Trust Agreement Dated January 22, 2018, of which Mr. Brown is co-trustee and shares voting and investment power over such shares, (b) 664,330 shares of Class B common stock held by Timothy O. Brown, as Trustee of The Timothy Brown 2017 Grantor Retained Annuity Trust dated June 22, 2017, of which Mr. Brown is trustee and has voting and investment power over such shares, (c) 664,330 shares of Class B common stock held by Lindsay T. Brown, as Trustee of The Lindsay Brown 2017 Grantor Retained Annuity Trust dated June 22, 2017, of which Mr. Brown’s spouse is trustee, and Mr. Brown may be deemed to share voting and investment power over such shares, and (d) 625,000 shares of Class B common stock issuable upon the exercise of stock options that were exercisable within 60 days of June 30, 2021, 299,479 of which were vested as of such date.
(8)Consists of (a) 115,605 shares of Class B common stock and (b) 37,500 shares of Class B common stock issuable upon the exercise of stock options that were exercisable within 60 days of June 30, 2021, 19,791 of which were vested as of such date.
(9)Consists of (a) 730,608 shares of Class B common stock, (b) 1,077,325 shares of Class B common stock held by Dick W. Boyce & Sandy W. Boyce Revocable Trust Agreement Dated December 30, 1994, of which Mr. Boyce is co-trustee and shares voting and investment power over such shares, and (c) 42,117 shares of Class B common stock issuable upon the exercise of stock options that were exercisable within 60 days of June 30, 2021, 8,867 of which were vested as of such date.
(10)Consists of 20,833 shares of Class B common stock issuable upon the exercise of stock options that were exercisable within 60 days of June 30, 2021, all of which were vested as of such date.
(11)Consists of 50,000 shares of Class B common stock issuable upon the exercise of stock options that were exercisable within 60 days of June 30, 2021, 37,500 of which were vested as of such date.
(12)Consists of 18,055 shares of Class B common stock issuable upon the exercise of stock options that were exercisable within 60 days of June 30, 2021, all of which were vested as of such date.
(13)Peterson Venture Partners I GP, LLC, or Peterson Venture Partners I GP, is the general partner of Peterson Venture Partners I, LP, or Peterson Venture Partners I. Peterson Partners, LLC, or Peterson Partners, serves as investment advisor and manager of Peterson Venture Partners I GP. Ben Capell, managing director of Peterson Partners, Clint Peterson, chief executive officer of Peterson Partners, Eric Noble, chief financial officer of Peterson Partners, and Ilana Stern, partner at Peterson Partners, share voting and investment power over the shares held by Peterson Venture Partners I. The address for each person and entity listed above is c/o Peterson Partners, LLC, 2755 East Cottonwood Parkway, Suite 400, Salt Lake City, Utah 84121.
(14)Morgan Creek Capital Management, LLC, or Morgan Creek Capital Management, is the investment manager of Morgan Creek Private Opportunities, LLC Series G – Allbirds, or Morgan Creek Private Opportunities and Morgan Creek Capital Partners, LLC is the Managing Member of Morgan Creek Private Opportunities. Mark W. Yusko is the managing member of Morgan Creek Capital Management and Morgan Creek Capital Partners, LLC and holds voting and investment power over the shares held by Morgan Creek Private Opportunities. The address for each person and entity listed above is c/o Morgan Creek Capital Management, LLC, 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517.
(15)Consists of selling stockholders not otherwise listed in this table who collectively own less than 1% of our common stock.

DESCRIPTION OF CAPITAL STOCK
General
The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, the amended and restated investors’ rights agreement and relevant provisions of Delaware General Corporation Law, or DGCL. The descriptions herein are qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the DGCL.
Our amended and restated certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. Upon completion of this offering, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors.
Upon the completion of this offering, our authorized capital stock will consist of the following shares, all with a par value of $0.0001 per share, of which:
•2,000,000,000 shares are designated as Class A common stock;
•200,000,000 shares are designated as Class B common stock; and
•20,000,000 shares are designated as preferred stock.
After giving effect to the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock that was effected on September 21, 2021 and assuming the conversion of all outstanding shares of convertible preferred stock into an equivalent number of shares of our Class B common stock, there would have been 125,884,991 shares of our Class B common stock outstanding as of June 30, 2021, held by 544 stockholders of record.
Class A and Class B Common Stock
All issued and outstanding shares of our Class A common stock and Class B common stock will be duly authorized, validly issued, fully paid and non-assessable. All authorized but unissued shares of our Class A common stock and Class B common stock will be available for issuance by our board of directors without any further stockholder action, except as required by the listing standards of The Nasdaq Stock Market. Our amended and restated certificate of incorporation will provide that, except with respect to voting rights and conversion rights, the Class A common stock and Class B common stock are treated equally and identically.
Voting Rights
Holders of Class A common stock will be entitled to one vote per share on all matters to be voted upon by the stockholders, and holders of Class B common stock will be entitled to 10 votes per share on all matters to be voted upon by the stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the number of authorized shares of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment;

•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat an amendment to our amended and restated certificate of incorporation.
Our amended and restated certificate of incorporation will not provide for cumulative voting for the election of directors.
Dividend Rights
Holders of Class A common stock and Class B common stock will be entitled to ratably receive dividends if, as and when declared from time to time by our board of directors at its own discretion out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.
Right to Receive Liquidation Distributions
Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our Class A common stock and Class B common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion
Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for (i) certain permitted transfers to entities, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and (ii) certain other permitted transfers described in our amended and restated certificate of incorporation. In addition, if held by a natural person (including a natural person serving in a sole trustee capacity), each share of our Class B common stock will convert automatically into one share of our Class A common stock upon the death or incapacity of such natural person as described in our amended and restated certificate of incorporation. All outstanding shares of our Class B common stock will convert automatically into an equivalent number of shares of our Class A common stock upon the final conversion date, defined as the later of (a) the last trading day of the fiscal quarter immediately following the tenth anniversary of the completion of this offering (except if the final conversion date determined according to (a) would otherwise occur on or after the record date of any meeting of stockholders and before or at the time the vote at such meeting is taken, then the final conversion date shall instead be the last trading day of the fiscal quarter during which such vote was taken) and (b) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which the outstanding shares of Class B common stock first represent less than 10% of the aggregate number of the then outstanding shares of Class A common stock and Class B common stock.
Other Matters
The Class A common stock and Class B common stock will have no preemptive rights pursuant to the terms of our amended and restated certificate of incorporation and our amended and restated bylaws. There will be no redemption or sinking fund provisions applicable to the Class A common stock and Class B common stock. All outstanding shares of our Class A common stock will be fully paid and non-assessable, and the shares of our Class A common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.
Preferred Stock
As of June 30, 2021, there were 70,990,919 shares of convertible preferred stock outstanding. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for more information regarding the terms of our outstanding convertible preferred stock. Immediately prior to the completion of this offering, each outstanding share of convertible preferred stock will convert into one share of our Class B common stock.
Upon the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 20,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.
Options
As of June 30, 2021, we had outstanding options to purchase an aggregate of 17,957,111 shares of our Class B common stock under our 2015 Equity Incentive Plan, as amended, with a weighted-average exercise price of $3.46 per share.
Warrants
As of June 30, 2021, we had outstanding warrants to purchase the following shares of our capital stock: (1) an aggregate of 936,172 shares of our Class B common stock, with a weighted-average exercise price of $0.17 per share and (2) an aggregate of 1,104,560 shares of our Series Seed convertible preferred stock, with an exercise price of $0.10 per share.
Registration Rights
We are party to an amended and restated investors’ rights agreement that provides that holders of our preferred stock and certain holders of our Class B common stock have certain registration rights as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, including fees and expenses of up to $50,000 of one counsel to represent the selling stockholders, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registration rights described below.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the completion of this offering, or with respect to any particular stockholder, (1) such time after the completion of this offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 or another similar exemption under the Securities Act without limitation during a three-month period without registration or (2) the closing of a liquidation event.
Demand Registration Rights
As of June 30, 2021, the holders of an aggregate of 84,569,289 shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, the holders of at least 40% of these shares may request that we register all or a portion of their shares if the anticipated aggregate offering price, net of selling expenses, of the shares would be at least $15.0 million. We are obligated to effect only two such registrations.
Piggyback Registration Rights
In connection with this offering, as of June 30, 2021, the holders of an aggregate of 119,211,789 shares of our Class B common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating to the sale of securities to our or our subsidiaries’ employees pursuant to a stock option, stock purchase or similar plan, (2) a registration relating to an SEC Rule 145 transaction, (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of these shares, or (4) a registration in which the only Class A common stock being registered is Class A common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.
Form S-3 Registration Rights
As of June 30, 2021, the holders of an aggregate of 84,569,289 shares of Class B common stock will be entitled to certain Form S-3 registration rights. The holders of at least 10% of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate offering price, net of selling expenses, of the shares would be at least $1.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain or will contain provisions that could make the following transactions more difficult: (1) an acquisition of us by means of a tender offer; (2) an acquisition of us by means of a proxy contest or otherwise; or (3) the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Dual Class Common Stock Structure
As described above in “—Class A and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure, which will provide our founders with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.

Stockholder Meetings
Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by our chairperson of our board of directors, a chief executive officer or president, or by a resolution adopted by a majority of our board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.
Elimination of Stockholder Action by Written Consent
Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.
Staggered Board
Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one Class being elected each year by our stockholders. For more information on the classified board, see the section titled “Management—Composition of Our Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.
Removal of Directors
Our amended and restated certificate of incorporation will provide that members of our board of directors may be removed from office by our stockholders with or without cause and, in addition to any other vote required by law, upon the approval of the holders of not less than a majority of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.
Stockholders Not Entitled to Cumulative Voting
Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a plurality of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.
Public Benefit Corporation Status
We are a public benefit corporation, or PBC, under Section 362 of the Delaware General Corporation Law, or DGCL. Pursuant to our amended and restated certificate of incorporation, we will not be permitted to, without the approval of the holders of 66 2/3% of the voting power of our outstanding stock, amend our certificate of incorporation to delete or amend a provision relating to our PBC status or our public benefit purpose (or effect a merger or consolidation involving stock consideration with an entity that is not a PBC with an identical public benefit to ours).
Additionally, as a PBC, our board of directors is required by the DGCL to manage or direct our business and affairs in a manner that balances the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct and the specific public benefit identified in our certificate of incorporation. Under the DGCL, our stockholders may bring a derivative suit to enforce this requirement only if they own (individually or collectively), at least 2% of our outstanding shares or, upon the completion of this offering, the lesser of such percentage or shares of at least $2 million in market value.
We believe that our PBC status will make it more difficult for another party to obtain control of us without maintaining our PBC status and purpose.

Delaware Anti-Takeover Statute
We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors.
Choice of Forum
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative claim or cause of action brought on our behalf; (2) any claim or cause of action for breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (3) any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; (5) any claim or cause of action as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware; or (6) any claim or cause of action against us or any of our current or former directors, officers or other employees, governed by the internal-affairs doctrine or otherwise related to our internal affairs. These provisions would not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims.
Further, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Additionally, our amended and restated certificate of incorporation will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.
Amendment of Charter Provisions
The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.
The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers, and as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Limitations of Liability and Indemnification
See the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock and Class B common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021.
Exchange Listing
Our Class A and Class B common stock is currently not listed on any securities exchange. We have applied to list our Class A common stock on The Nasdaq Stock Market under the symbol “BIRD.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we have applied to list our Class A common stock on The Nasdaq Stock Market, or Nasdaq, we cannot assure you that there will be an active public market for our Class A common stock.
Following the completion of this offering, based on the number of shares of our Class A common stock and Class B common stock outstanding as of June 30, 2021, and assuming (1) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock that was effected on September 21, 2021, (2) the automatic conversion of 70,990,919 shares of our convertible preferred stock outstanding as of June 30, 2021, into an equivalent number of shares of Class B common stock immediately prior to the completion of this offering, (3) the reclassification of our convertible preferred stock warrant liability to additional paid-in capital and the automatic exchange of convertible preferred stock warrants outstanding as of June 30, 2021 for 1,104,560 shares of Class B common stock in connection with this offering, (4) the issuance of 747,908 shares of our Class B common stock immediately prior to the completion of this offering upon the exercise of common stock warrants outstanding as of June 30, 2021, with a weighted-average exercise price of $0.14 per share, (5) the conversion of                 shares of our Class B common stock into an equivalent number of shares of our Class A common stock in connection with the sale of such shares by the selling stockholders in this offering, and (6) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect upon the completion of this offering, we will have outstanding an aggregate of approximately        shares of Class A common stock and                 shares of Class B common stock.
Of these shares, all shares of Class A common stock sold by us or the selling stockholders in this offering, including the shares sold by us upon exercise, if any, of the underwriters’ option to purchase additional shares of Class A common stock, will be freely tradable without restriction or further registration under the Securities Act, except for any shares of Class A common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The shares of Class B common stock outstanding after this offering will be, and shares of Class A or Class B common stock subject to stock options will be upon issuance, deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, each of which is summarized below. All of these shares will be subject to a lock-up period under the lock-up agreements and market standoff agreements described below.
In addition, upon exercise, all of the 17,957,111 shares of our Class B common stock that were subject to stock options outstanding under our 2015 Equity Incentive Plan, as amended, or 2015 Plan, as of June 30, 2021, will be eligible for sale subject to the lock–up agreements described below and Rules 144 and 701 under the Securities Act.
Lock-Up Agreements and Market Standoff Provisions
We, and all of our directors, executive officers, the selling stockholders, and the holders of substantially all of our Class B common stock and securities exercisable for or convertible into our Class B common stock outstanding immediately on the completion of this offering are subject to lock-up agreements or agreements with market stand-off provisions pursuant to which they have agreed, or will agree, with the underwriters or us that, until 180 days after the date of this prospectus, or the restricted period, subject to certain exceptions, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, and BofA Securities, Inc. offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of our shares of common stock or any securities convertible into or exercisable or exchangeable for our common stock, provided that:
•beginning at the commencement of trading of our Class A common stock on the first trading day on which our common stock is listed on Nasdaq and through the seventh consecutive trading day thereafter, any of our current employees (but excluding current executive officers and directors) may sell in the public market up to 25% of the shares of our common stock, including any vested securities convertible into or exercisable or exchangeable for our common stock, held by such individual as of September 8, 2021, which we refer to as the first release period;
•following the third trading day after the second window condition (as defined below) is met, (a) any of our stockholders may sell up to 25% of the shares of our common stock, including any vested securities convertible into or exercisable or exchangeable for our common stock, held by such individual as of October 18, 2021, plus (b) any of our current employees may sell any remaining shares of our common stock that were eligible to be sold in the first release period that remain unsold; provided that the last reported closing price of our Class A common stock on Nasdaq is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus for 10 trading days out of any 15-consecutive full trading day period, or the second window condition, ending on or after the closing of the first full trading day immediately following our public announcement of earnings for the quarter ending September 30, 2021, which we refer to as the second release period; and
•following the earlier of (a) the opening of trading on the second trading day after we publicly announce earnings for the quarter ending December 31, 2021, and (b) 180 calendar days after the effective date of the registration statement of which this prospectus forms a part, the lock-up period will terminate with respect to all holders of our common stock and securities exercisable for or convertible into our common stock.
The number of shares eligible for early release in the first release period is up to            shares, including up to             shares issuable upon the exercise of vested options. The additional number of shares eligible for early release in the second release period is up to approximately             shares, including up to approximately           shares issuable upon the exercise of vested options and                shares issuable upon the exercise of warrants.
These agreements are described in the section titled “Underwriters.” Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, and BofA Securities, Inc. may release any of the securities subject to these lock-up agreements at any time, subject to applicable notice requirements.
In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with all of our security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.
Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See the sections titled “—Registration Rights” below and “Description of Capital Stock—Registration Rights.”
Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the exceptions and limitations discussed below.
After the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Rule 144
Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, and who has beneficially owned shares of our capital stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding, which will equal approximately         shares immediately after this offering; or
•the average weekly trading volume in our Class A common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.
Non-Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.
Form S-8 Registration Statement
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A and Class B common stock issuable under our 2015 Plan, 2021 Equity Incentive Plan and 2021 Employee Stock Purchase Plan. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares in the public market without restriction under the Securities Act, subject to vesting restrictions, any applicable lockup agreements described above and the Rule 144 limitations applicable to affiliates.

Registration Rights
As of June 30, 2021, holders of up to 119,211,789 shares of our Class B common stock, which gives effect to the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock that was effected on September 21, 2021 and includes all of the shares of Class B common stock issuable upon the automatic conversion of our convertible preferred stock immediately prior to the completion of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the completion of this offering and the expiration of lock-up agreements. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock issued or sold pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not address the potential application of the Medicare contribution tax on net investment income or the alternative minimum tax, the treatment of persons subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended, or the Code, any estate or gift tax consequences, any tax consequences arising under any state, local or foreign tax laws, or any tax consequences arising under any other U.S. federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect as of the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This discussion is limited to non-U.S. holders who purchase our Class A common stock pursuant to this offering and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion does not address consequences that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:
•certain former citizens or long-term residents of the United States;
•partnerships or other pass-through entities (and investors therein);
•“controlled foreign corporations”;
•“passive foreign investment companies”;
•corporations that accumulate earnings to avoid U.S. federal income tax;
•banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;
•tax-exempt organizations and governmental organizations;
•tax-qualified retirement plans;
•persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•persons that own, or are deemed to own, our Class B common stock;
•persons who have elected to mark securities to market; and
•persons holding our Class A common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of acquiring, owning, and disposing of our Class A common stock.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.
Definition of Non-U.S. Holder
For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Class A common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (as defined in Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.
Distributions on Our Class A Common Stock
As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. However, if we make cash or other property distributions on our Class A common stock, such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts that exceed such current and accumulated earnings and profits and, therefore, are not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our Class A common stock, but not below zero. Any excess amount distributed will be treated as gain realized on the sale or other disposition of our Class A common stock and will be treated as described in the section titled “—Gain on Disposition of Our Class A Common Stock” below.
Subject to the discussions below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or the applicable withholding agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or the withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or the withholding agent, either directly or through other intermediaries.
If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our Class A common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United

States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.
However, any such effectively connected dividends paid on our Class A common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.
Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Gain on Disposition of Our Class A Common Stock
Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our Class A common stock, unless:
•the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;
•the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•we are or have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code, or USRPHC, at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period in our Class A common stock.
Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our worldwide real property interests. We believe that we are not currently and have not been a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. Even if we are treated as a USRPHC, gain realized by a non-U.S. holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned, directly, indirectly, and constructively, no more than 5% of our Class A common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period in our Class A common stock and (2) our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market. There can be no assurance that our Class A common stock will qualify as regularly traded on an established securities market. If any gain on a non-U.S. holder’s disposition of Class A common stock is taxable because we are a USRPHC and either such non-U.S. holder owns more than 5% of our Class A common stock or our Class A common stock is not regularly traded on an established securities market, such non-U.S. holder will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (unless an applicable income tax treaty provides for different treatment) on gain realized on the sale or other taxable disposition of our Class A common stock, but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Information returns are required to be filed with the IRS in connection with distributions on our Class A common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our Class A common stock. You may be subject to backup withholding on distributions on our Class A common stock or on the proceeds from a sale or other taxable disposition of our Class A common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Withholding on Foreign Entities
Sections 1471 through 1474 of the Code, commonly referred to as FATCA, impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a “non-financial foreign entity” unless such entity either certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our Class A common stock. FATCA would have applied to payments of gross proceeds from the sale or other disposition of stock, but under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds.
Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITERS
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, and BofA Securities, Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
Piper Sandler & Co.
Cowen and Company, LLC
Guggenheim Securities, LLC
KeyBanc Capital Markets Inc.
Stifel, Nicolaus & Company, Incorporated
Telsey Advisory Group LLC
C.L. King & Associates, Inc.
Drexel Hamilton, LLC
Loop Capital Markets LLC
Penserra Securities LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC
Total
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.
The underwriters have an option, exercisable for 30 days from the date of this prospectus, to purchase up to       additional shares of Class A common stock from the selling stockholders at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

At our request, the underwriters have reserved up to 3% of the shares of Class A common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price to certain of our employees, partners and the friends and family members of certain of our employees, directors, and partners.
Shares purchased through the directed share program will not be subject to a lock-up restriction, except in the case of shares purchased by any affiliates of our directors or officers and certain of our employees and existing equity holders. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered by this prospectus. The underwriters will receive the same discount from such reserved shares as they will from other shares of our Class A common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares. Morgan Stanley & Co. LLC will administer our directed share program.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional          shares of Class A common stock from the selling stockholders.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us
The selling stockholders
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $         . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $         .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.
We currently anticipate that up to 6% of the shares of Class A common stock offered hereby will, at our request, be offered to retail investors through Robinhood Financial, LLC, or Robinhood, Morgan Stanley Wealth Management, SoFi Securities LLC, or SoFi, and Click IPO Securities, LLC, or ClickIPO, via their online brokerage platforms. Robinhood, SoFi, and ClickIPO will be selling group members. Such platforms are not affiliated with Allbirds. Purchases through such platforms will be subject to the terms, conditions, and requirements set by such platforms. Any purchase of our Class A common stock in this offering through such platforms will be at the same initial public offering price, and at the same time, as any other purchases in this offering, including purchases by institutions and other large investors. The Robinhood, Morgan Stanley Wealth Management, SoFi, and ClickIPO platforms and information on their respective applications do not form a part of this prospectus.
We have applied to have our Class A common stock approved for listing on The Nasdaq Stock Market, or Nasdaq, under the trading symbol “BIRD.”
We, and all of our directors, executive officers, the selling stockholders, and the holders of substantially all of our outstanding stock and stock options are subject to lock-up agreements or agreements with market stand-off provisions pursuant to which they have agreed, or will agree, with the underwriters or us that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus, or the restricted period:
•offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;
•file any registration statement with the Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or
•enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;
whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
Notwithstanding the foregoing, (1) beginning at the commencement of trading of our Class A common stock on the first trading day on which our common stock is listed on Nasdaq and through the seventh consecutive trading day thereafter, any of our current employees (but excluding current executive officers and directors) may sell in the public market up to 25% of the shares of our common stock, including any vested securities convertible into or exercisable or exchangeable for our common stock, held by such individual as of September 8, 2021, which we refer to as the first release period, (2) following the third trading day after the second window condition (as defined below) is met, (a) any of our stockholders may sell up to 25% of the shares of our common stock, including any vested securities convertible into or exercisable or exchangeable for our common stock, held by such individual as of October 18, 2021, plus (b) any of our current employees may sell any remaining shares of our common stock that were eligible to be sold in the first release period that remain unsold; provided that the last reported closing price of our Class A common stock on Nasdaq is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus for 10 trading days out of any 15-consecutive full trading day period, or the second window condition, ending on or after the closing of the first full trading day immediately following our public announcement of earnings for the quarter ending September 30, 2021, which we refer to as the second release period, and (3) following the earlier of (a) the opening of trading on the second trading day after we publicly announce earnings for the quarter ending December 31, 2021, and (b) 180 calendar days after the effective date of the registration statement of which this prospectus forms a part, the lock-up period will terminate with respect to all holders of our common stock and securities exercisable for or convertible into our common stock.
The restrictions described in the two preceding paragraphs are subject to specified exceptions, including the following:
(A)transactions relating to shares of common stock acquired in this offering or in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, would be required or voluntarily made;
(B)transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (1) as a bona fide gift, (2) to an immediate family member or to any trust for the direct or indirect benefit of the lock-up party or an immediate family member of the lock-up party, (3) to any entity controlled or managed, or under common control or management by, the lock-up party, or (4) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or an immediate family member of the lock-up party;
(C)transfers or distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by a lock-up party that is a corporation, partnership, limited liability company, trust or other business entity (1) to current or former general or limited partners, managers, members, stockholders or holders of similar equity interests in the lock-up party or (2) to the estates of any of the foregoing;
(D)the transfer of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock to satisfy any tax, including estimated tax, remittance, or other payment obligations of the lock-up party arising in connection with a vesting event of our securities, upon the settlement of restricted stock units or the payment due for the exercise of options (including a transfer to the Company for the “net” or “cashless” exercise of options) or other rights to purchase securities of the Company, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan described in this prospectus; provided, that any remaining shares of common stock received upon such vesting, settlement, or exercise shall be subject to the lock-up agreement;
(E)the sale of shares of Class A common stock pursuant to the terms of the underwriting agreement;
(F)the establishment or amendment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period (other than any shares that are no longer subject to the restrictions under the lock-up agreement due to the early lock-up expiration as provided above);
(G)the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or other court order;
(H)the conversion of shares of our convertible preferred stock or Class B common stock into shares of Class A common stock in connection with this offering, provided that, in each case, such shares remain subject to the terms of the lock-up agreement; or
(I)the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors, made to all holders of common stock involving a change of control, provided that, in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the lock-up party will remain subject to terms of the lock-up agreement, provided that:
•in the case of any transfer or distribution pursuant to clauses (B), (C) and (G) above, each donee, trustee, distributee or transferee shall sign and deliver a lock-up agreement,
•in the case of any transfer or distribution pursuant to clauses (B) and (C) above, no filing under the Exchange Act reporting a reduction in beneficial ownership of shares of common stock would be required or be voluntarily made;
•in the case of any transfer or distribution pursuant to clause (C) above, such transfer or distribution would not involve a disposition for value, and
•in the case of any transfer or distribution pursuant to clauses (D) and (F) through (H) above, any filing required by Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that the such transfer or distribution is being made pursuant to the circumstances described in the applicable clause.
The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. An affiliate of J.P. Morgan Securities LLC, one of the underwriters in this offering, is the lender under our credit agreement, dated as of February 20, 2019.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for the Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the securities may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in Section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.
The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under Section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the securities must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Brazil
No securities may be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The securities have not been, and will not be, registered with the Comissão de Valores Mobiliários.
Canada
The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
China
This prospectus does not constitute a public offer of securities, whether by sale or subscription, in the People’s Republic of China, or the PRC. The securities are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.
Further, no legal or natural persons of the PRC may directly or indirectly purchase the securities or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by us and the representatives to observe these restrictions.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
European Economic Area
In relation to each Member State of the European Economic Area, or each, a Relevant State, no securities have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of the securities shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
France
Neither this prospectus nor any other offering material relating to the securities has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the securities has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France or (2) used in connection with any offer for subscription or sale of the securities to the public in France.
Such offers, sales and distributions will be made in France only:
(a)to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
(b)to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).
The securities may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
Hong Kong
The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Kuwait
Unless all necessary approvals from the Kuwait Capital Markets Authority pursuant to Law No. 7/2010, its Executive Regulations, and the various Resolutions and Announcements issued pursuant thereto or in connection therewith have been given in relation to the marketing of and sale of the securities, the securities may not be offered for sale, nor sold in the State of Kuwait, or Kuwait. Neither this prospectus nor any of the information contained herein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. With regard to the contents of this prospectus, we recommend that you consult a licensee as per the law and specialized in giving advice about the purchase of securities before making the subscription decision.
New Zealand
Financial Markets Conduct (Recognised Exchanges) Exemption Notice 2016 Prescribed Warning Statement
This offer and the content of the offer document are principally governed by the laws of the United States of America rather than New Zealand law. The laws of the United States of America and the rules of The Nasdaq Stock Market will set out how the offer must be made. There are differences in how financial products are regulated under that law.
The offeror of the financial products may not be subject in all respects to New Zealand law. The rights, remedies, and compensation arrangements available to New Zealand investors in the financial products may also differ from the rights, remedies, and compensation arrangements for New Zealand financial products.
The financial products are able to be traded on The Nasdaq Stock Market. If you wish to trade the financial products through that market, you will have to make arrangements for a participant in that market to sell the financial products on your behalf. The way in which that market operates, the regulation of participants in that market, and the information available to you about the financial products and trading may differ from financial product markets that operate in New Zealand.
A copy of the overseas offer document has been lodged with the Registrar of Financial Service Providers. The overseas offer document may not contain all the information that a New Zealand lodged product disclosure statement is required to contain.
The financial reporting requirements applying in New Zealand and those applying to Allbirds, Inc. may be different, and the financial statements of the issuer may not be comparable in all respects with financial statements prepared in accordance with New Zealand law.
The taxation treatment of the financial products may not be the same as for New Zealand financial products.
If you are uncertain about whether this investment is appropriate for you, you should seek the advice of an appropriately qualified financial adviser.
The offer may involve a currency exchange risk. The currency for the financial products is not New Zealand dollars. The value of the financial products will go up or down according to changes in the exchange rate between that currency and New Zealand dollars. These changes may be significant. If you expect the financial products to pay any amounts in a currency that is not New Zealand dollars, you may incur significant fees in having the funds credited to a bank account in New Zealand in New Zealand dollars.
Saudi Arabia
This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or the CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the securities were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:
(a)to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)where no consideration is or will be given for the transfer;
(c)where the transfer is by operation of law; or
(d)as specified in Section 276(7) of the SFA.
Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to us, this offering or the securities has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and this offering of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and this offering of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.
Qatar
In the State of Qatar, this offering is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, investment company or otherwise in the State of Qatar. This prospectus and the securities have not been approved or licensed by the Qatar Central Bank, the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating this offering. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.
United Arab Emirates
The securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

United Kingdom
Each underwriter has represented and agreed that:
(a)it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares of Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b)it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of Class A common stock in, from or otherwise involving the United Kingdom.
No securities have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Section 86 of the FSMA, provided that no such offer of the securities shall require the us or any of the representatives to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
This prospectus is only for distribution to and directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) persons who are outside the United Kingdom; and (iii) any other person to whom it can otherwise be lawfully distributed, or all such persons together, Relevant Persons. Any investment or investment activity to which this prospectus relates is available only to and will be engaged in only with Relevant Persons, and any person who is not a Relevant Person should not rely on it.

LEGAL MATTERS
Cooley LLP, San Francisco, California, will pass upon the validity of the shares of Class A common stock being offered by this prospectus for us. As of the date of this prospectus, GC&H Investments, LLC and GC&H Investments, which are entities comprised of current and former partners and associates of Cooley LLP, beneficially own an aggregate of 42,476 shares of our Class B common stock (on an as-converted basis). Latham & Watkins LLP, New York, New York is acting as counsel to the underwriters in connection with this offering.
EXPERTS
The consolidated financial statements as of December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the Class A common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.
Upon the completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. We also maintain a website at allbirds.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should consider information on our website to be part of this prospectus. The inclusion of our website address in this prospectus is an inactive textual reference only.

ALLBIRDS, INC.
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Allbirds, Inc.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Allbirds, Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California
June 16, 2021 (July 23, 2021 as to the effects of the immaterial restatement discussed in Note 2)

We have served as the Company’s auditor since 2016.

Table of Contents	ALLBIRDS, INC CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2020 (In thousands, except share and per share amounts)

	December 31, 2019	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$74,312	$126,551
Accounts receivable	1,164	1,955
Inventory	44,327	59,222
Prepaid expenses and other current assets	14,762	27,112
Total current assets	134,565	214,840

PROPERTY AND EQUIPMENT—Net	16,583	23,301
OTHER ASSETS	3,435	5,902
TOTAL ASSETS	$154,583	$244,043

LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$29,819	$20,236
Accrued expenses and other current liabilities	19,705	31,491
Deferred revenue	2,120	2,925
Total current liabilities	51,644	54,652

NONCURRENT LIABILITIES:
Other long-term liabilities	3,161	5,004
Preferred stock warrant liability	6,594	5,845
Total noncurrent liabilities	9,755	10,849
Total liabilities	61,399	65,501

COMMITMENTS AND CONTINGENCIES (Note 15)
Convertible Preferred Stock, $0.0001 par value; 67,164,055 and 75,812,755 shares authorized as of December 31, 2019 and 2020, respectively; 62,187,015 and 70,990,919 shares issued and outstanding as of December 31, 2019 and 2020, respectively	102,302	204,049

STOCKHOLDERS’ DEFICIT:
Common stock, $0.0001 par value; 145,000,000 and 154,379,258 shares authorized as of December 31, 2019 and 2020, respectively; 53,690,145 and 53,683,269 shares issued; 53,690,145 and 53,683,269 shares outstanding as of December 31, 2019 and 2020, respectively	5	5
Additional paid-in capital	57,322	64,548
Accumulated other comprehensive (loss) income	(289)	1,956
Accumulated deficit	(66,156)	(92,016)
Total stockholders’ deficit	(9,118)	(25,507)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	$154,583	$244,043
See accompanying notes to consolidated financial statements.

Table of Contents	ALLBIRDS, INC CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020 (In thousands, except share and per share amounts)

	December 31, 2019	December 31, 2020
Net Revenue	$193,673	$219,296
Cost of Revenue	94,839	106,555
Gross Profit	98,834	112,741
OPERATING EXPENSE:
Selling, General, and Administrative Expense	63,485	86,694
Marketing Expense	44,362	55,271
TOTAL OPERATING EXPENSE	107,847	141,965
LOSS FROM OPERATIONS	(9,013)	(29,224)
Interest Expense	(96)	(297)
Other Expense	(1,743)	(452)
Loss Before Provision For Income Taxes	(10,852)	(29,973)
INCOME TAX (PROVISION) BENEFIT	(3,675)	4,113
NET LOSS	$(14,527)	$(25,860)
OTHER COMPREHENSIVE (LOSS) INCOME:
Foreign currency translation (loss) gain	(37)	2,245
TOTAL COMPREHENSIVE LOSS	$(14,564)	$(23,615)
PER SHARE DATA
Net loss per share attributable to common stockholders, basic and diluted	$(0.28)	$(0.49)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	51,469,007	53,005,424
See accompanying notes to consolidated financial statements.

Table of Contents	ALLBIRDS, INC CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020 (In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ Deficit	Convertible Preferred Stock
	Shares	Amount					Shares	Amount
BALANCE - January 1, 2019	48,918,160	$5	$52,297	$(252)	$(52,384)	$(334)	60,239,135	$77,331
Issuance of Series D Preferred Stock (net of $129 issuance costs)	—	—	—	—	—	—	1,947,880	24,971
Cumulative effect of change in accounting principle (Note 2)	—	—	—	—	755	755	—	—
Exercise of stock options	1,021,985	—	588	—	—	588	—	—
Vesting of founder’s common stock	3,750,000	—	113	—	—	113	—	—
Vesting of warrants	—	—	191	—	—	191	—	—
Stock-based compensation	—	—	4,133	—	—	4,133	—	—
Comprehensive loss	—	—	—	(37)	—	(37)	—	—
Net loss	—	—	—	—	(14,527)	(14,527)	—	—
BALANCE - December 31, 2019	53,690,145	5	57,322	(289)	(66,156)	(9,118)	62,187,015	102,302
Issuance of Series D Preferred Stock (net of $78 issuance costs)	—	—	—	—	—	—	155,209	1,922
Issuance of Series E Preferred Stock (net of $174 issuance costs)	—	—	—	—	—	—	8,648,695	99,825
Exercise of stock options	492,604	—	440	—	—	440	—	—
Repurchase of unvested common stock shares	(499,480)	—	—	—	—	—	—	—
Vesting of warrants	—	—	192	—	—	192	—	—
Stock-based compensation	—	—	6,594	—	—	6,594	—	—
Comprehensive income	—	—	—	2,245	—	2,245	—	—
Net loss	—	—	—	—	(25,860)	(25,860)	—	—
BALANCE - December 31, 2020	53,683,269	$5	$64,548	$1,956	$(92,016)	$(25,507)	70,990,919	$204,049
See accompanying notes to consolidated financial statements.

Table of Contents	ALLBIRDS, INC CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020 (In thousands)

	December 31, 2019	December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(14,527)	$(25,860)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,378	7,088
Amortization of debt issuance costs	41	49
Stock-based compensation	4,246	6,784
Warrant expense	(202)	—
Deferred taxes	3,038	(39)
Change in fair value of preferred stock warrant liability	1,329	(749)
Changes in assets and liabilities:
Accounts receivable	(57)	(740)
Inventory	(10,827)	(13,867)
Prepaid expenses and other current assets	(4,746)	(11,249)
Accounts payable and accrued expenses	16,162	1,249
Other long-term liabilities	1,470	1,944
Deferred revenue	737	812
Net cash provided by (used in) operating activities	42	(34,578)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(13,122)	(14,350)
Investment in equity securities	—	(2,000)
Changes in security deposits	(2,056)	69
Net cash used in investing activities	(15,178)	(16,281)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of preferred stock, net of issuance costs	24,971	101,749
Payment of debt issuance costs	(248)	—
Proceeds from bank loans	—	18,294
Principal payments on bank loans	—	(18,294)
Proceeds from the exercise of stock options	588	440
Other	393	—
Net cash provided by financing activities	25,704	102,189
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(37)	909
NET INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	10,531	52,239
CASH, CASH EQUIVALENTS AND RESTRICTED CASH- Beginning of year	64,481	75,012
CASH, CASH EQUIVALENTS AND RESTRICTED CASH— End of year	$75,012	$127,251
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$55	$235
Cash paid for taxes	179	110
NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchase of property and equipment included in accrued liabilities	677	138
Repurchase of stock options	—	640
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$74,312	$126,551
Restricted cash, recorded in prepaid expenses and other current assets	700	700
Total cash, cash equivalents and restricted cash	$75,012	$127,251

See accompanying notes to consolidated financial statements.

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
1.DESCRIPTION OF BUSINESS
DESCRIPTION OF BUSINESS Allbirds, Inc. (“Allbirds” and, together with its wholly owned subsidiaries, the “Company,” “we,” “our”) was incorporated in the state of Delaware on May 6, 2015. Allbirds is a global lifestyle brand that innovates with naturally derived materials to make better footwear and apparel products in a better way, while treading lighter on our planet. The majority of our revenue is from sales directly to consumers via our digital and store channels.
Impacts of the Coronavirus (“COVID-19”) Pandemic
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported, and during 2020 expanded into a worldwide pandemic, leading to significant business and supply chain disruptions. The outbreak was declared a global pandemic by the World Health Organization in March 2020 and has caused governments and public health officials to impose restrictions and to recommend precautions to mitigate the spread of the virus.
In March 2020, we temporarily closed our retail stores. The stores began reopening in accordance with local government and public health authority guidelines, during the second quarter of 2020 for most locations. Most retail stores have remained open, while certain locations have temporarily closed based on government and health authority guidance in those markets. No retail stores have been permanently closed.
Throughout the rest of 2020, our distribution centers and retail stores operated with restrictive and precautionary measures in place such as reduced operating hours, physical distancing, enhanced cleaning and sanitation, and limited occupancy levels.
In response to the COVID‐19 pandemic, various government programs have been announced which provide financial relief for affected businesses. The most significant relief measures which we qualified for are the Employee Retention Credit under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) in the United States. During fiscal 2020 we recognized payroll subsidies totaling $0.2 million under the wage subsidy programs and similar plans in other jurisdictions. These subsidies were recorded as a reduction in the associated wage costs which we incurred, and were recognized in selling, general, and administrative expense. In addition, in April 2020, we received notification of approval, through JPMorgan Chase Bank, N.A., from the U.S. Small Business Administration (“SBA”) to fund our request for a loan under the SBA’s Paycheck Protection Program (“PPP Loan”) created as part of the CARES Act. We received proceeds of $4.3 million from the PPP Loan in April 2020 and repaid the amount in full in May 2020.
Temporary closures of all stores as a result of COVID‐19 and associated reduction in operating income during fiscal 2020 was considered to be a qualitative indicator of impairment and we performed an assessment of recoverability by asset group for long-lived assets. As a result of the analysis, no impairment charge was considered necessary.
2.SIGNIFICANT ACCOUNTING POLICIES
Basis of Preparation—The consolidated financial statements have been presented in U.S. dollars and prepared in accordance with United States generally accepted accounting principles (“GAAP”).
Principles of Consolidation—The consolidated financial statements include the accounts of Allbirds, Inc. and our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Correction to Previously Reported Consolidated Statements of Cash Flows—We identified and corrected a classification error in our previously reported consolidated statement of cash flows for the year ended December 31, 2020. The correction of this error resulted in a $2.5 million increase in net cash used in operating activities and a

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
$2.5 million decrease in net cash used in investing activities. Within operating activities it resulted in an increase in cash used from Prepaid expenses and other current assets from the previously reported amounts of $(8.8) million to $(11.3) million. Within investing activities, it resulted in a decrease in cash used from Changes in security deposits from the previously reported amounts of $(2.4) million to $0.1 million. The correction of this error had no effect on our previously reported net increase in cash, cash equivalents, and restricted cash for the year ended December 31, 2020, or on any other previously reported amounts in our consolidated financial statements for the year ended December 31, 2020. Management has determined that this error is not material to the previously issued consolidated financial statements.
Cash and Cash Equivalents—We consider all highly liquid investments with an original maturity date of three months or less as cash equivalents. As of December 31, 2019 and 2020, cash and cash equivalents consist of cash deposited with banks. We place our cash and cash equivalents with several high credit quality financial institutions which, at times, may be in excess of Federal Deposit Insurance Corporation (“FDIC”) insurance limits. We have not experience any losses in such accounts and periodically evaluate the credit worthiness of the financial institutions. Our foreign bank accounts are not subject to FDIC insurance.
Accounts Receivable—Accounts receivable results from credit card deposits in transit at the balance sheet date, the majority of which are settled within 2-3 business days.
Inventory—Inventory consists of finished goods, stated at the lower of cost or net realizable value. We value our inventory using the weighted-average cost method and include product cost from our supplier, freight, import duties and other landing costs.
We periodically review inventory and make provisions as necessary to appropriately value slow-moving, damaged, and excess inventory. To determine if the value of inventory requires a write-down, we estimate the market value of inventory by considering current and anticipated demand, customer preferences and buying trends, and the age of the merchandise. For the periods ended December 31, 2019 and 2020, we recorded an inventory provision of $1.3 million and $1.2 million respectively.
Actual shrinkage is recorded throughout the year based on the results of physical inventory counts. We recorded write-downs of $1.9 million and $2.3 million in cost of revenue in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2019 and 2020, respectively.
Property and Equipment—Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the shorter of estimated useful lives of the assets or the term of the associated property lease. Expenditures for repairs and maintenance are charged to expense as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss as selling, general, and administrative expense.
Useful lives by major asset classes are below:

Estimate Useful Lives
Computers and equipment	3 years
Furniture and fixtures	3 years
Machinery and equipment	5 years
Internal use software	3 years
Leasehold improvements	5 years
Capitalized Internal Use Software—Costs of software developed for internal use is accounted for in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 350-40, Internal-Use Software. Capitalization of costs begins when the preliminary project stage is completed, management authorizes and commits to funding the computer software project, it is probable that the

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
project will be completed, and the software will be used to perform the function intended. Such costs are capitalized in the period incurred. Capitalization ceases at the point when the project is substantially complete and ready for its intended use. The capitalized costs are amortized using the straight-line method over the estimated useful lives of the software, which is generally three years. For the years ended December 31, 2019 and 2020, we capitalized $1.4 million and $5.7 million, respectively, in internal use software recorded in property and equipment in the consolidated balance sheets.
Long-Lived Assets—We evaluate the recoverability of property and equipment and other long-lived assets, including identifiable intangible assets with definite lives, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparing the carrying amount of an asset or an asset group to the estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds these estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group, based on discounted cash flows. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell. There were no impairment losses recorded for the years ended December 31, 2019 and 2020.
Segments - Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by our chief operating decision maker (“CODM”), in deciding how to allocate resources to an individual segment and in assessing performance. Our CODMs are the co-Chief Executive Officers. We operate in one operating segment and one reportable segment, as the CODMs review financial information presented on an aggregate basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.
Revenue Recognition—We adopted FASB ASC 606, Revenue from Contracts with Customers, effective January 1, 2019 using the modified retrospective method. ASC 606 supersedes the revenue recognition requirements in FASB ASC 605, Revenue Recognition. Results for the years ended December 31, 2019 and 2020 are presented under ASC 606, while prior period amounts were not adjusted and continue to be reported in accordance with ASC 605. Upon adoption of ASC 606, we recorded a cumulative-effect adjustment to reduce beginning accumulated deficit by $0.8 million as of January 1, 2019, due to the change in the timing of the recognition of deferred revenue. The impact of applying ASC 606 was not material to our consolidated financial statements for the year ended December 31, 2019.
We recognize revenue through the following steps: (1) identification of the contract, or contracts, with the customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, we satisfy a performance obligation.
Revenue transactions associated with the sale of our inventory comprise a single performance obligation which consists of the sale of products to customers through our channels. Payment is due at the time of purchase, without significant financing components. The consideration received from customers is not variable. We recognize revenue when we satisfy our performance obligations by transferring control of the promised goods to the customer. This occurs at the time products are shipped to customers for orders placed online, and at the point of sale for retail sales in the store. This transfer of control represents a single deliverable and revenue is recognized at a point in time. We account for shipping and handling fees charged to customers as revenue and we account for shipping and handling costs as fulfillment costs. We recognize the revenue and cost associated with shipping and handling at the time the products are shipped to the customer. Discounts provided to customers are accounted for as a reduction of revenue. Revenues are presented net of any taxes collected from customers and remitted to governmental authorities.
We have two types of contractual liabilities: (i) cash collections of purchases via our digital channel, which are included in deferred revenue and are recognized as revenue upon shipment; and (ii) unredeemed gift cards and merchandise credits, which are included in deferred revenue and recognized as revenue upon redemption.

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Gift cards sold to customers do not carry an expiration date and are recorded as deferred revenue until they are redeemed, at which point revenue is recognized. From historical experience, a majority of gift cards are redeemed within a 12-month period from the card issuance date.
For the year ended December 31, 2019 and 2020, we recognized $1.4 million and $2.1 million, respectively of revenue that was deferred as of December 31, 2018 and 2019. As of December 31, 2019 and 2020, we had $0.3 million and $0.7 million, respectively, in cash collections of purchases via our digital channel which had not yet shipped, and $1.8 million and $2.2 million, respectively, in gift card liabilities included in deferred revenue in the consolidated balance sheets. The deferred revenue balance of $2.9 million at December 31, 2020 is expected to be recognized over the next 12 months.
We record a reserve for estimated product returns, based upon historical return trends, in each reporting period against revenue, as a component of net revenue, with an offsetting increase to accrued expenses. We recorded a sales refund reserve of $5.7 million and $5.2 million as of December 31, 2019 and 2020, respectively. We have also recorded a related inventory returns receivable, with an offsetting decrease to cost of revenue, for product returns of $1.6 million and $1.4 million as of December 31, 2019 and 2020, respectively. The inventory returns receivable is included in prepaid expenses and other current assets as of December 31, 2019 and 2020 in the consolidated balance sheets.
We recognized the following net revenue by geographic area based on the primary shipping address of the customer where the sale was made in our digital channel, and based on the physical store location where the sale was at a retail store. The following table disaggregates our net revenue by geographic area, where no individual foreign country contributed in excess of 10% of net revenue for the years ended December 31, 2019 and 2020:

(in thousands)	December 31, 2019	December 31, 2020
Net revenue by primary geographical market:
United States	$166,579	$166,960
International	27,094	52,336
	$193,673	$219,296
Cost of Revenue—Cost of revenue primarily consists of the cost of purchased inventory, inbound and outbound shipping costs, import duties, and distribution center and related equipment costs. Shipping costs to receive products from our suppliers are included in the cost of inventory and recognized as cost of revenue upon sale of products to our customers.
Selling, General, and Administrative Expense—Selling, general, and administrative expense consists of personnel and related expenses, as well as third-party consulting and contractor expenses. It also includes rent expense and associated utilities, depreciation and amortization expense, software costs, third-party professional fees, payment processing fees and other general expenses.
Marketing Expense—Marketing expense consists of advertising costs and is expensed as incurred.
Stock-Based Compensation—Stock-based compensation expense related to stock awards is recognized based on the fair value of the awards granted. The fair value of each option award is valued on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used to determine the fair value of the option awards represent managements best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period.
We adopted FASB Accounting Standards Update (“ASU”) 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, on January 1, 2019, and the accounting for stock-based awards granted to non-employees were accounted for in accordance with FASB

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
ASC 718, Compensation—Stock Compensation (“ASC 718”) on a prospective basis. The ASU expanded the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. Accordingly, we have applied ASC 718 to non-employee awards, except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period).
Income Taxes—We record deferred tax assets and liabilities based on differences between the book and tax bases of assets and liabilities. The deferred tax assets and liabilities are calculated by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. We determine whether a valuation allowance is necessary in accordance with the provisions of the FASB ASC 740, Income Taxes. We recognize the benefits from our deferred tax assets only when an analysis of both positive and negative factors indicate that it is more likely than not that the benefits will be realized.
Our estimate of the potential outcome of any uncertain tax position is subject to our assessment of relevant risks, facts, and circumstances existing at that time. Obtaining new information, settlements with tax authorities and the expiration of statutes of limitations may cause adjustments in income tax expense in the period this occurs.
Comprehensive (Loss) Income—Comprehensive (loss) income represents net loss for the period plus the results of certain other changes in stockholder’s deficit. For the years ended December 31, 2019 and December 31, 2020, we recorded other comprehensive loss of $0.0 million and income of $2.2 million, respectively, as a result of foreign currency translation adjustments, particularly changes in the euro, Chinese yuan, British pound, and New Zealand dollar.
Foreign Currency Translation and Transactions—Adjustments resulting from translating foreign functional currency financial statements of our global subsidiaries into U.S. dollars are included in the foreign currency translation adjustment in accumulated other comprehensive (loss) income. The remeasurement of our global subsidiaries’ assets and liabilities, which are denominated in a foreign currency, are recorded in other expense, within the consolidated statements of operations and comprehensive loss.
Fair Value Measurements—FASB ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value under GAAP, and enhances disclosures about fair value measurements. It clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1—Observable inputs, such as quoted prices in active markets
Level 2—Inputs other than the quoted prices in active markets that are observable either directly or indirectly
Level 3—Unobservable inputs in which there is little or no market data, which requires us to develop our own assumptions.
This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Refer to Note 8 Fair Value Measurements for disclosure details.
Fair Value of Common Stock and Convertible Preferred Stock—Prior to our initial public offering, given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of fair value of our common stock, including:
•independent third-party valuations of our common stock;
•the prices at which we sold our common and convertible preferred stock to outside investors in arms-length transactions;

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
•the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;
•our results of operations, financial position, and capital resources;
•industry outlook;
•the lack of marketability of our common stock;
•the fact that the option grants involve illiquid securities in a private company;
•the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions;
•the history and nature of our business, industry trends, and competitive environment; and
•general economic outlook including economic growth, inflation and unemployment, interest rate environment, and global economic trends.
In valuing our common stock, our board of directors determines the equity value of our business using various valuation methods, including the sale of preferred stock to unrelated third parties and combinations of income and market approaches, with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. For each valuation, the equity value determined by the income and market approaches is allocated to the common stock using either the option pricing method, (“OPM”), or a hybrid method. The hybrid method is a hybrid of the probability weighted expected return method (“PWERM”) and the OPM.
The OPM is based on a Black-Scholes option pricing model, which allows for the identification of a range of possible future outcomes, each with an associated probability. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an initial public offering, as well as other market-based outcomes. Determining the fair value of the enterprise using the PWERM requires us to develop assumptions and estimates for both the probability of an initial public offering liquidity event and stay private outcomes, as well as the expected values those outcomes could yield. Our valuations prior to and as of December 31, 2020 were based on the OPM.
In addition, we also considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to our financial information.
Recent Accounting Pronouncements—As an “emerging growth company,” the Jumpstart Our Business Startups Act, or the JOBS Act, allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. For certain pronouncements, we have elected to use the adoption dates applicable to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.
Recently Adopted Accounting Pronouncements
In November 2016, the FASB, issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires restricted cash be included with cash and

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
cash equivalents when reconciling the total beginning and ending amounts on the statement of cash flows. The standard also requires companies who report cash and restricted cash separately on the balance sheet to reconcile those amounts to the statement of cash flows. We adopted ASU 2016-18 as of January 1, 2019. Restricted cash serves as collateral for corporate card program obligations of the Company. The restricted funds consist of bank deposits and cannot be withdrawn from our account without the prior written consent of the secured parties. The restricted cash is classified as short-term based on the timing of expected payments on the corporate card program.
In August 2018, the FASB issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, (“ASU 2018-13”). This update removed the following disclosure requirements: (1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (2) the policy for timing of transfers between levels; and (3) the valuation processes for Level 3 fair value measurements. Additionally, this update added the following disclosure requirements: (1) the changes in unrealized gains and losses for the period included in other comprehensive income and loss for recurring Level 3 fair value measurements held at the end of the reporting period; (2) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. ASU 2018-13 was effective for fiscal years beginning after December 15, 2019 with early adoption permitted. We adopted this update as of January 1, 2020, and noted no effect on the financial statements and related disclosures.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires recognition of lease assets and lease liabilities in the balance sheet by the lessees for lease contracts with a lease term of more than 12 months. ASU 2016-02 should be applied on a modified retrospective basis and is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of adoption of this standard on our consolidated financial statements and disclosures.
In August 2018, the FASB issued Accounting Standards Update No. 2018-15, Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”). In discussing the topic of cloud computing accounting, ASU 2018-15 aligns the accounting for costs incurred to implement a cloud computing arrangement that is a service arrangement with the guidance on capitalizing costs associated with developing or obtaining internal-use software. The ASU can be applied on a retrospective or prospective basis and is effective for financial statements issued for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of adoption of this standard on our consolidated financial statements and disclosures.
In December 2019, the FASB issued Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for public business entities for fiscal years beginning after December 15, 2021, with early adoption permitted. We are currently evaluating the impact of adoption of this standard on our consolidated financial statements and disclosures.

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
3.INVENTORY
Inventory consisted of the following as of December 31, 2019 and December 31, 2020:

(in thousands)	December 31, 2019	December 31, 2020
Finished goods	$45,583	$60,447
Reserve to reduce inventories to net realizable value	(1,256)	(1,225)
	$44,327	$59,222
4.PROPERTY AND EQUIPMENT - NET
Property and equipment consisted of the following as of December 31, 2019 and 2020:

(in thousands)	December 31, 2019	December, 31 2020
Leasehold improvements	$13,953	$18,568
Furniture and fixtures	3,467	6,209
Internal use software	3,310	9,031
Machinery and equipment	488	676
Computers and equipment	382	618
	21,600	35,102
Less accumulated depreciation and amortization	(5,017)	(11,801)
	$16,583	$23,301
Depreciation and amortization expense for the years ended December 31, 2019 and 2020 was $3.4 million and $6.7 million, respectively, recognized in selling, general, and administrative expense in the consolidated statements of operations and comprehensive loss. There were no assets disposed of in the years ended December 31, 2019 and 2020. As of December 31, 2019 and 2020, unamortized capitalized internal use software costs were $2.2 million and $6.7 million, respectively.
Geographic Information
The following table summarizes our long-lived assets by geographic area, which consist of property and equipment, net. No individual foreign country represented in excess of 10% of total long-lived assets balance for the years ended December 31, 2019 and 2020:

(in thousands)	December 31, 2019	December 31, 2020
Long-lived assets:
United States	$13,003	$19,091
International	3,580	4,210
	$16,583	$23,301

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
5.PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following as of December 31, 2019 and 2020:

(in thousands)	December 31, 2019	December 31, 2020
Accounts and other receivable	$1,377	$2,416
Inventory returns receivable	1,636	1,376
Security deposits	135	551
Prepaid expenses	3,975	4,118
Tax receivable	6,939	17,951
Restricted cash	700	700
	$14,762	$27,112
6.OTHER ASSETS
Other assets consisted of the following as of December 31, 2019 and 2020:

(in thousands)	December 31, 2019	December 31, 2020
Investment in equity securities	$—	$2,000
Security deposits	2,838	2,457
Intangible assets	77	935
Debt issuance costs	206	156
Deferred tax assets	314	354
	$3,435	$5,902
Investment in equity securities - On November 20, 2020, we entered into an agreement to make a minority equity investment of $2 million in Natural Fiber Welding, Inc. in exchange for 201,207 shares of Series A-3 Preferred Stock. Our investment is carried at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. Throughout the year, we assess whether impairment indicators exist to trigger the performance of an impairment analysis. There were no impairment charges for the year ended December 31, 2020.
Intangible assets include intellectual property purchased from West Harbor Technologies, LLC for $1.3 million, including transaction costs of $0.1 million, in January 2020. The intangible asset has an estimated useful life of 3 years and the depreciation and amortization charge of $0.4 million is recognized in selling, general, and administrative expense in the consolidated statements of operations and comprehensive loss.
7.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses consisted of the following as of December 31, 2019 and 2020:

(in thousands)	December 31, 2019	December 31, 2020
Sales-refund reserve	$5,679	$5,249
Taxes payable	6,662	11,998
Employee-related liabilities	3,170	3,581
Accrued expenses	4,194	10,663
	$19,705	$31,491

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
8.FAIR VALUE MEASUREMENTS
We record cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses at cost. The carrying values of these instruments approximate their fair value due to their short‐term maturities.
Refer to Note 2, Significant Accounting Policies, for additional detail regarding our fair value measurement methodology.
The following tables present information about our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2020 and indicate the level in the fair value hierarchy in which we classify the fair value measurement.

	December 31, 2019
(in thousands)	Level 1	Level 2	Level 3	Total
Liabilities
Warrant liability	$—	$—	$6,594	$6,594
	$—	$—	$6,594	$6,594

	December 31, 2020
(in thousands)	Level 1	Level 2	Level 3	Total
Liabilities
Warrant liability	$—	$—	$5,845	$5,845
	$—	$—	$5,845	$5,845
Warrant Liability - the fair value of our preferred stock warrant liability is based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy. In determining the fair value of the convertible preferred stock warrant liability, we used the probability weighted average values from (i) a Black-Scholes calculation and (ii) an option pricing model. We measure and report our preferred stock warrant liability at the estimated fair value on a recurring basis. As discussed further in Note 11, the preferred stock warrant liability was estimated using assumptions related to the remaining contractual term of the warrants, the risk-free interest rate and volatility of our comparable public companies over the remaining term, and the fair value of underlying shares. The significant unobservable inputs used in the fair value measurement of the preferred stock warrant liability are the fair value of the underlying stock at the valuation date and the estimated term of the warrants. The value from the Black-Scholes calculation reflects the value in an initial public offering scenario with the contractual term of the warrants, which was weighted by management’s estimated probability of a potential initial public offering at the applicable valuation date. The value from the option pricing model reflects the value in an alternative exit scenario at which point the warrants were expected to be exercised. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.
The following table presents a summary of the changes in fair value of our Level 3 liabilities for the years ended December 31, 2019 and 2020:

(in thousands)	Warrants
Balance at December 31, 2018	$5,265
Increase in fair value included in other expense	1,329
Balance at December 31, 2019	6,594
Decrease in fair value included in other expense	(749)
Balance at December 31, 2020	$5,845
9.LONG-TERM DEBT
Long-Term Debt—On February 20, 2019, we entered into a credit agreement with JPMorgan Chase Bank, N.A (the “Credit Agreement”). The Credit Agreement is an asset-based loan with a revolving line of credit of up to $40.0

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
million and an optional accordion, which, if exercised, would allow the Company to increase the aggregate commitment by up to $35.0 million, subject to obtaining additional lender commitments and satisfying certain conditions. Pursuant to the terms of the revolving credit facility, we may reduce the total amount available for borrowing under such facility, subject to certain conditions. The Credit Agreement has a maturity date of February 20, 2024.
Borrowings under our revolving credit facility use the London Interbank Offered Rate (“LIBOR”), as a reference rate. Interest on borrowings under the revolving credit facility accrues at a variable rate equal to (i) the one-month LIBOR (adjusted LIBOR Rate for a one month interest period on a given day) plus 2.50%, plus (ii) a specified spread of 1.25% or 1.5% dependent on the average quarterly loan balance, calculated on the last day of each fiscal quarter being less than $32.0 million or greater than or equal to $32.0 million, respectively. The commitment fee under the Credit Agreement is 0.20% per annum on the average daily unused portion of each lender’s commitment. In addition, we are required to pay a fronting fee of 0.125% per annum on the average daily aggregate face amount of issued and outstanding letters of credit. Interest, commitment fees and fronting fees are payable monthly, in arrears.
In July 2017, the United Kingdom’s Financial Conduct Authority announced its intention to stop compelling banks to submit LIBOR rates after 2021. This may result in alternate reference rates or new methods of calculating LIBOR to be established. If LIBOR ceases to exist, an amendment to the revolving credit facility will be required to reflect an alternative rate of interest that gives consideration to the then prevailing market convention for determining a rate of interest for similar syndicated loans in the United States. The potential impacts of these actions cannot be fully predicted and may result in additional exposure to interest rate risk.
The Credit Agreement includes customary conditions to borrowing, events of default, affirmative and negative financial covenants, reporting requirements and other non-financial covenants, including covenants that restrict our ability to pay dividends. The Credit Agreement also has certain stated events of default provisions which would permit the lenders to accelerate the repayment of debt outstanding if not cured within the applicable grace periods. The events of default generally include breaches of contract, failure to make required loan payments, insolvency, cessation of business, notice of lien or assessment, and other proceedings, whether voluntary or involuntary, that would require the repayment of amounts borrowed. We were in compliance with all covenants at and during the year ended December 31, 2020.
As of December 31, 2019 and 2020, debt issuance costs of $0.2 million is included in other assets in the consolidated balance sheets. During 2020, we drew down $14.0 million from line of credit and fully repaid the principal and associated interest and fees during the year. As of December 31, 2019 and 2020, there were no amounts outstanding under the Credit Agreement.
10.STOCKHOLDERS’ DEFICIT
As of December 31, 2019 and 2020, we were authorized to issue 212,164,055 and 230,192,013 shares of capital stock, respectively, comprised of 145,000,000 and 154,379,258 shares of common stock and 67,164,055 and 75,812,755 shares of convertible preferred stock, respectively. All classes of our stock have a par value of $0.0001.

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
At December 31, 2020, convertible preferred stock consisted of the following (in thousands, except share amounts):
Preferred stock

	December 31, 2020
(in thousands, except share amounts)	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Carrying Value, net of issuance cost
Series Seed	24,405,575	23,301,015	$2,330	$2,173
Series A	26,212,040	26,212,040	7,339	7,375
Series B	6,167,015	6,167,015	18,501	18,287
Series C	4,559,065	4,559,065	50,013	49,496
Series D	5,820,360	2,103,089	27,109	26,893
Series E	8,648,700	8,648,695	99,979	99,825
	75,812,755	70,990,919	$205,271	$204,049
During 2020, 155,209 shares of the Company’s Series D Preferred Stock were issued and outstanding. The shares have a par value of $0.0001, with an issue price of $12.89 per share for the aggregate purchase price of approximately $1.9 million, net of issuance costs of $0.1 million.
On September 22, 2020, the Company entered into an agreement with a group of investors to issue and sell 8,648,695, shares of the Company’s Series E Convertible Preferred Stock. The shares have a par value of $0.0001, with an issue price of $11.56 per share for the aggregate purchase price of approximately $99.8 million, net of issuance costs of $0.2 million.
As of December 31, 2020, the Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (together, the “Preferred Stock”) had the following rights, preferences, privileges, and restrictions:
Voting—Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock are entitled to vote on all matters on which the common stock shall be entitled to vote. Holders of Preferred Stock are entitled to notice of any stockholders’ meeting in accordance with our bylaws. Fractional votes shall not, however, be permitted and any fractional voting rights shall be disregarded. The holders of Preferred Stock get to elect separate directors to our board of directors. The holders of Preferred Stock have protective rights to vote separately to approve significant changes to our operating agreement and major transactions.
Dividends—Dividends on shares of Preferred Stock shall be 8% per annum, when and if declared by our board of directors. The dividends are noncumulative. No distribution shall be made with respect to the common stock until all declared but unpaid dividends on the Preferred Stock have been paid or set aside for payment to the holders of the Preferred Stock. After the payment or setting aside for payment of the dividends and additional dividends (other than dividends on common stock payable solely on common stock) set aside or paid in any fiscal year shall be set aside or paid among the holders of the Preferred Stock and common stock then outstanding in proportion to the greatest whole number of shares of common stock, which would be held by each holder if all shared of Preferred Stock were converted at the then-effective conversion rate.
Liquidation—In the event of certain deemed liquidation events where dissolution of the Company does not occur, the holders of the Preferred Stock can voluntarily require us to redeem their shares at the liquidation preference using the remaining assets after the deemed liquidation event. The liquidation preference means $11.56 per share of Series E Preferred Stock, $12.89 per share of Series D Preferred Stock, $10.97 per share of Series C Preferred Stock, $3.00 per share of Series B Preferred Stock, $0.28 per share of Series A Preferred Stock, and $0.10 per share of Series Seed Preferred Stock, subject to adjustment as outlined below. In a liquidation event where

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
dissolution occurs, the holders of the Preferred Stock would be paid any amounts out of our remaining assets before holders of the common stock are paid. Any distributions that are below the liquidation preference amounts will be paid pro rata to holders of the Preferred Stock. Each share of Preferred Stock shall automatically be converted into fully paid, nonassessable shares of common stock at the then-effective conversion rate for such share (i) upon the closing of an underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act, covering the offer and sale of our common stock, on the New York Stock Exchange or Nasdaq, resulting in at least $50.0 million of gross proceeds (a “Qualified IPO”), (ii) upon the settlement of the initial trade of shares of common stock on the New York Stock Exchange or Nasdaq by means of an effective registration statement under the Securities Act that registers shares of existing Common Stock of the Corporation for resale (a “Direct Listing”), or (iii) upon our receipt of a written request for such conversion from a majority of the holders of Preferred Stock, or, if later, the effective date for conversion specified in such request.
Conversion—Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for the Preferred Stock, into that number of fully paid, nonassessable shares of common stock determined by multiplying such share by the Conversion Rate for such series. The conversion rate of a series of Preferred Stock means a number equal to the then-applicable original issue rate for such series divided by the then-applicable conversion rate for such series. The original issue price and conversion rate at the date of the issuance means $11.56 per share of Series E Preferred Stock $12.89 per share of Series D Preferred Stock, $10.97 per share of Series C Preferred Stock, $3.00 per share for Series B Preferred Stock, $0.28 per share for Series A Preferred Stock, and $0.10 for the Series Seed Preferred Stock. Each share of Preferred Stock shall automatically be converted into fully paid, nonassessable shares of common stock at the then-effective conversion rate for such share (i) upon the closing of a Qualified IPO, (ii) upon a Direct Listing, or (iii) upon our receipt of a written request for such conversion from a majority of the holders of Preferred Stock, or, if later, the effective date for conversion specified in such request.
Redemption—The Preferred Stock is not redeemable.
Protective Provisions—In the event we issue additional shares of common stock after the Preferred Stock original issue date without consideration or for a consideration per share less than the conversion rate in effect immediately prior to such issuance, then and in each such event the conversion rate shall be reduced to a price equal to such conversion rate multiplied by the following fraction: the numerator of which is equal to the number of shares of common stock outstanding or deemed to be outstanding immediately prior to such issuance plus the number of shares of common stock, which the aggregate consideration we receive for the total number of additional shares of common stock so issued would purchase at the conversion rate in effect immediately prior to such issuance; and the denominator of which is equal to the number of shares of common stock outstanding or deemed to be outstanding immediately prior to such issuance plus the number of additional shares of common stock actually issued.
Common Stock
Founder Shares—In connection with our formation, we issued 45,000,000 shares of common stock to capitalize the corporation. In conjunction with the shares issued, recipients (also our employees) entered into agreements with us whereby such shares became subject to our right to repurchase shares from the employee if the employee ceases continuous full-time employment with us for any reason at the lesser of the fair market value of the shares on the date the repurchase option is exercised or the original purchase price paid by the employees for the shares. Pursuant to the terms of the agreements, 1/48th of the shares of common stock are released from the repurchase right on a monthly basis over the vesting period, subject to continued service. We have accounted for the value of the issued shares on the date the agreements were entered into as compensation over the requisite service period.
The entire 45,000,000 shares of common stock issued were fully vested as of December 31, 2019. Total shares vested in the year ended December 31, 2019 were 3,750,000, and stock-based compensation expense of $0.1 million was recorded in selling, general, and administrative expense in the consolidated statements of operations and comprehensive loss. We record stock-based compensation expense on a straight-line basis over the vesting period.

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
Stock Split—On December 13, 2019, we amended and restated our certificate of incorporation to effect a 5:1 stock split of our common stock and, increase the number of shares of common stock authorized for issuance to 145,000,000. There was no change in the par value of our common stock. All shares of common stock, stock options and per share information presented in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis for all periods presented.
Common stock reserved for future issuance as of December 31, 2020 consists of the following:

December 31, 2020
Shares reserved for preferred stock outstanding	70,990,919
Options issued and outstanding	15,612,071
Shares available for future option grants	4,455,401
91,058,391
The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of the holders of Preferred Stock.
Voting—The holders of common stock are entitled to one vote for each share of common stock. There is no cumulative voting. Except as expressly provided within the certificate of incorporation, the common stock shall vote with all other classes on all matters.
11.WARRANTS
Preferred Stock Warrants—In connection with a 2015 agreement with Venture Lending and Leasing VII and Venture Lending and Leasing VIII (the “VLL Agreement”), we issued warrants to purchase 1,104,560 shares of our Preferred Stock at an exercise price of $0.10 that expire on September 30, 2026 with an initial fair value of $0.8 million. The preferred stock warrants contain a down round and anti-dilution adjustment provision on the exercise price. The Company will recognize on a prospective basis the value of the effect of the down round feature in the warrant when it is triggered (i.e., when the exercise price is adjusted downward). This value is measured as the difference between (1) the financial instrument’s fair value (without the down round feature) using the pre-trigger exercise price and (2) the financial instrument’s fair value (with the down round feature) using the reduced exercise price. The value of the effect of the down round feature will be reflected in the change in fair value of the warrant liability. The preferred stock warrants may be exercised in whole or in part at any time and include a cashless exercise option which allows the holder to receive fewer shares of stock in exchange for the warrants rather than paying cash to exercise. The preferred stock warrants can be exercised for either Series Seed Preferred Stock or Series A Preferred Stock. All of the preferred stock warrants are outstanding at December 31, 2019 and 2020.
The preferred stock warrants are classified as a liability and initially recorded at fair value upon entering the VLL Agreement. It is subsequently remeasured to fair value at each reporting date and the changes in the fair value of the warrant liability are recognized in other expense in the consolidated statements of operations and comprehensive loss.
Per the terms of the preferred stock warrant agreement, in the event of an IPO, the preferred stock warrants shall be automatically exchanged for a number of shares of the Company’s common stock. The associated accounting impact from this contractual obligation will result in the preferred stock warrants being exercised and converted to common stock and additional paid-in capital in accordance with the preferred stock warrant agreement.
We determined the fair value of the preferred stock warrants as of December 31, 2019 and 2020 by using the most recent valuation performed for the Series D Preferred Stock and Series E Preferred Stock, respectively and interpolating the value on a straight-line basis through December 31, 2019 and 2020.

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
The value of our Preferred Stock warrants were estimated using the probability weighted-average values from (i) a Black-Scholes calculation and (ii) an option pricing model. The following assumptions were used to estimate the fair value of the preferred stock warrants as of December 31, 2019 and 2020:

	December 31, 2019	December 31, 2020
Expected term (in years)	6.67	5.75
Fair value of underlying shares	$6.05	$5.38
Risk-free interest rate	1.80%	0.47%
Volatility	50.0%	65.1%
Expected dividend yield	—%	—%
Common Stock Warrants—Through 2018, we issued warrants to purchase common stock to various third parties. We determined the fair value of these warrants using the Black-Scholes option pricing model.
Following is a summary of the terms of the warrants and warrant activity as well as warrants outstanding at December 31, 2020:

Date of issuance	October 2015/ March 2016	October 2016	July 2018 - Allotment 1	July 2018 - Allotment 2
Number of warrants	2,103,930	157,580	122,735	184,100
Exercise Price	$0.10	$0.07	$1.28	$1.28
Status	Vested	Vested	Vested	Partially vested
Expiration	October 2024	October 2026	July 2028	July 2028

Date of issuance	October 2015/ March 2016	October 2016	July 2018
Outstanding at December 31, 2018	717,225	157,580	306,835
Exercised 2019	—	—	—
Outstanding at December 31, 2019	717,225	157,580	306,835
Exercised 2020	—	—	—
Outstanding at December 31, 2020	717,225	157,580	306,835

Fair value at December 31, 2020 (in thousands)	$8	$62	$584
In July 2018, we issued 122,735 warrants to purchase common stock to a third party with an exercise price of $1.28. Fifty percent of the warrants vested immediately upon issuance and the remainder of the warrants vest ratably over 24 months. An additional 184,100 warrants to purchase common stock were also issued in July 2018 to the same third-party with an exercise price of $1.28, and vest ratably over 36 months beginning when services are first rendered, beginning in 2019. The warrants were issued as part of the West Investments V, LLC agreement discussed in Note 15 in exchange for various marketing services. For the years ended December 31, 2019 and 2020, we recorded approximately $0.2 million and $0.2 million, respectively, related to the vesting of warrants, which was recorded in prepaid expenses and other current assets and additional paid-in capital until the related services are rendered at which point it is recognized in marketing expenses. Additionally, related to the West Investments V, LLC agreement, we made a $1 million cash prepayment in each of the years ended December 31, 2019 and 2020 that was recorded to prepaid expenses and other current assets. Based on services rendered to date, we recognized $0.8 million and $1.5 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, and 2019, we had $1.4 million and $0.9 million remaining in prepaid expenses and other current assets. All warrants were outstanding at December 31, 2019 and 2020.

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
12.STOCK TRANSACTIONS
On September 5, 2018, we received a promissory note from an employee in consideration for the early exercise of 825,000 shares of common stock options. In June 2020, the employee resigned from the company and the promissory note was amended and restated to reflect the loan amount related to the vested shares, and the cancellation of indebtedness and our repurchase of the employee’s unvested shares. The promissory note is secured by the underlying shares of common stock and bears interest at the lesser of 2.86% per annum or the maximum rate permissible by law (which under the laws of the State of California shall be deemed to be the laws relating to permissible rates of interest on commercial loans).
On November 19, 2018, we received a promissory note from an employee in consideration for the early exercise of 220,000 shares of common stock options. The promissory note is secured by the underlying shares of common stock and bears interest at 2.86% per annum.
Since the notes are limited recourse notes, the note receivables are not reflected in our consolidated balance sheets as of December 31, 2019 and 2020.
13.STOCK-BASED COMPENSATION
In 2015, we adopted the 2015 Equity Incentive Plan (the “Plan”) that authorized the granting of options for shares of common stock. The Plan provides for the granting of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, and other stock awards to employees, non-employee directors, and consultants. The board of directors may suspend or terminate the Plan at any time. Unless terminated sooner by the board of directors, the Plan will automatically terminate on the day before the 10th anniversary of the earlier of (i) the date the Plan was adopted by the board of directors, or (ii) the date the Plan was approved by our stockholders. No stock awards may be granted under the Plan while the Plan is suspended or after it is terminated.
In accordance with the Plan, the stated exercise price shall not be less than 100% of the fair market value of common stock on the grant date of the stock awards. Employee options generally vest over four years, with 25% vesting one year from the date of hire for initial grants or from the date of grant for subsequent grants, and then 1/48th each month thereafter. If unexercised, options granted to employees generally expire upon the earlier of 10 years from the date of grant or three months after termination.
As of December 31, 2020, we had authorized the granting of options for 26,918,466 shares of our common stock under the Plan and 4,455,401 shares remained available for issuance under the Plan.
A summary of the status of the Plan as of December 31, 2019 and 2020, and changes during the years then ended is presented below:

	Options Outstanding
	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value (In Thousands)
Outstanding at December 31, 2019	13,844,715	$2.41	$8.36	$53,077
Granted	3,563,886	4.16	N/A	706
Exercised	(492,604)	0.63	N/A	1,832
Forfeited	(781,647)	2.66	N/A	1,450
Cancelled	(522,279)	0.40	N/A	2,029
Outstanding at December 31, 2020	15,612,071	2.75	7.74	26,879
Vested and exercisable at December 31, 2020	7,400,440	1.47	6.66	21,913
Amount expected to vest at December 31, 2020	8,211,631	$3.90	$8.70	$4,966

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
Stock-based compensation expense, included in selling, general, and administrative expense in the consolidated statements of operations and comprehensive loss, for the years ended December 31, 2019 and 2020 was comprised of the following:

(in thousands)	December 31, 2019	December 31, 2020
Employee stock options	$3,550	$6,528
Non-employee stock options	583	$66
Restricted stock awards relating to founder shares	113	$—
	$4,246	$6,594
For the years ended December 31, 2019 and 2020, the aggregate intrinsic value of options exercised was $5.5 million and $1.7 million, respectively.
As of December 31, 2020, there was approximately $17.2 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the plan. The remaining unrecognized compensation cost is expected to be recognized over the weighted-average remaining vesting period of approximately 1.27 years.
The weighted-average fair value of options granted during the years ended December 31, 2019 and 2020 was $5.64 and $4.80 per share, respectively. We calculated the fair value of each option using an expected volatility over the expected life of the option, which was estimated using the average volatility of comparable publicly traded companies. The expected life of options granted is based on the simplified method to estimate the expected life of the stock options, giving consideration to the contractual terms and vesting schedules. The following weighted average assumptions were used for issuances during the years ended December 31, 2019 and 2020, for employees and non-employees:
Employees—

	December 31, 2019	December 31, 2020
Risk-free interest rate	1.67%	0.97%
Dividend yield	—	—
Volatility	46.57%	49.48%
Expected lives (years)	6.1	6.0
Fair value of common stock	$5.19	$4.99
Non-employees—

	December 31, 2019	December 31, 2020
Risk-free interest rate	1.80%	0.69%
Dividend yield	—	—
Volatility	47.02%	50.42%
Expected lives (years)	9.7	10.0
Fair value of common stock	$5.08	$4.16
Option Repricing—On June 27, 2020, we completed a repricing transaction for certain holders of outstanding options with an exercise price per share greater than $4.12, to an exercise price per share of $4.12. The repricing was accounted for as a modification under ASC 718. The repricing did not make any other changes to the terms of the option awards. We recognized $0.1 million of incremental stock-based compensation expense at the time of the transaction, which related to the vested portion of the shares. The stock-based compensation expense associated with

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
unvested shares is recognized over time as the shares vest. The total incremental stock-based compensation recognized relating to the repricing was $0.3 million as of December 31, 2020.
14.INCOME TAXES
We record deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities.
The components of loss before provision for income taxes are as follows for the years ended December 31, 2019 and 2020:

(in thousands)	December 31, 2019	December 31, 2020
Loss before provision for income taxes
United States	$(3,573)	$(29,889)
Foreign	(7,279)	(84)
	$(10,852)	$(29,973)
Our total (provision) benefit for income taxes consists of the following for the years ended December 31, 2019 and 2020:

(in thousands)	December 31, 2019	December 31, 2020
Current:
Federal	$(425)	$4,024
State	(148)	(48)
Foreign	(64)	(217)
	(637)	3,759
Deferred
Federal	(2,686)	—
State	(460)	—
Foreign	108	354
	(3,038)	354
	$(3,675)	$4,113

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
The reconciliation of our effective tax rate to the statutory federal rate of 21% for the years ended December 31, 2019 and 2020 is as follows:

(in thousands)	December 31, 2019	December 31, 2020
Income tax benefit at statutory rate	(21.00)%	(21.00)%
State income taxes-net of federal provision (benefit)	6.05%	(3.77)%
Foreign rate differential	(2.21)%	0.22%
Stock-based compensation	4.61%	3.83%
Warrant fair value adjustment	2.57%	(0.52)%
Charitable contribution	(2.57)%	(0.43)%
Return to provision and other	(2.45)%	(0.14)%
Benefits provided by the CARES Act	—%	(6.22)%
Uncertain tax positions	1.64%	1.16%
Tax credits	(4.76)%	(6.93)%
Other	1.04%	—%
Valuation allowance	50.95%	20.08%
	33.87%	(13.72)%
Significant components of our net deferred tax assets (included in other assets in the consolidated balance sheets) as of December 31, 2019 and 2020, are as follows:

(in thousands)	December 31, 2019	December 31, 2020
Deferred tax asset:
Inventory	$1,360	$1,469
Deferred rent	523	1,568
Accruals	1,126	782
Stock-based compensation	468	673
Net operating loss carryforwards	716	3,903
R&D credits	—	1,700
Charitable contributions	1,680	2,269
Deferred revenue	197	406
Advertising	635	740
Intercompany payable	552	552
Other	425	308
Total gross deferred tax assets	7,682	14,370
Less valuation allowance	(6,317)	(10,319)
Total deferred tax assets	1,365	4,051
Deferred tax liabilities:
Prepaid expenses	(327)	(205)
Depreciation	(519)	(3,477)
State taxes	(205)	(15)
Total deferred tax liabilities	(1,051)	(3,697)
Net deferred tax assets	$314	$354
Because we are in a current year pre-tax book loss and expected to be in taxable loss in the immediate future which are significant negative evidence, a valuation allowance was maintained against the deferred tax assets in the

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
United States and certain foreign jurisdictions in 2020. We do not believe that the deferred tax assets are more likely than not realizable.
We follow the guidance for accounting for uncertainty in income taxes in accordance with FASB ASC 740, which clarifies uncertainty in income taxes recognized in an enterprise’s financial statements. The standard also prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken, or expected to be taken, in an income tax return. Only tax positions that meet the more likely than not recognition threshold may be recognized. In addition, the standard provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. As of December 31, 2019 and 2020, the balance of unrecognized tax benefits of $0.4 million and $0.7 million, respectively, relate to tax credits that, if recognized, would affect the effective tax rate. Our tax years for 2016 through 2020 are still subject to examination by the tax authorities.
A tabular reconciliation of the total amounts of unrecognized tax benefits for the year presented is as follows (in thousands):

(in thousands)	December 31, 2019	December 31, 2020
Unrecognized tax benefits - at beginning of year	$124	$417
Increases in balances related to tax positions taken in prior years	80	—
Decreases in balances related to tax positions taken in prior years	—	(13)
Increases in balances related to tax positions taken in current year	213	287
Lapses in statutes of limitations	—	—
Unrecognized tax benefits - at end of year	$417	$691
The United States government enacted the Tax Cuts and Jobs Act (the “TCJA”) in December 2017, which significantly reformed the U.S Internal Revenue Code of 1986, as amended (the “IRC”). The TCJA, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation on the deductibility of interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses (“NOL”) generated in taxable years beginning after December 31, 2017 to 80% of current year taxable income, elimination of NOL carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, reduction or elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits.
We commenced foreign operations in 2018. At that time, and prior to the enactment of the TCJA, we had an indefinite investment assertion on all of our undistributed earnings from foreign subsidiaries. As a result of the enactment of the TCJA, we have reevaluated our historic assertion, and continue to assert these earnings to be indefinitely reinvested. For the years ended December 31, 2019 and 2020, undistributed earnings from foreign subsidiaries were immaterial.

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
For the years ended December 31, 2019 and 2020, we had income tax NOL carryforwards for our United States federal, state and foreign operations of approximately $3.2 million and $19.3 million, respectively, and research and development credits of $0.4 million and $2.5 million, respectively, which will expire as follows:

(in thousands)	December 31, 2019	December 31, 2020
NOL
2020-2025 (Foreign)	$1,480	$967
2020-2030 (Foreign)	457	196
2020-2040 (Foreign)	—	2
2020-2040 (States)	—	3,335
Indefinite (Foreign)	—	2,247
Indefinite (Federal)	1,267	12,577
	$3,204	$19,324
R&D Credits
2020-2040 (Federal)	$—	$1,391
Indefinite (State)	422	1,108
	$422	$2,499
Utilization of some of the federal and state NOL and credit carryforwards are subject to annual limitations due to the “change in ownership” provisions of the IRC and similar state provisions. We do not anticipate these limitations, if any, will significantly impact our ability to utilize the NOLs and tax credit carryforwards.
15.COMMITMENTS AND CONTINGENCIES
Operating Leases—We lease various office and retail spaces with lease terms ranging from 1 year to 12 years, certain of which contain renewal provisions.
We recognize rent expense on a straight-line basis and have recorded the difference between the straight-line rent and the amount paid as deferred rent liability, which is reflected in the consolidated balance sheets as other long-term liabilities. Rent expense for the years ended December 31, 2019 and 2020, was approximately $6.2 million and $8.6 million, respectively.
Our commitments for minimum lease payments under noncancelable operating leases are as follows:

(in thousands)	Operating Leases
Fiscal year ending December 31
2021	$10,073
2022	8,315
2023	6,934
2024	6,532
2025 and after	19,086
$50,940
On June 14, 2018, we entered into an agreement with West Investments V, LLC, a related party, for a celebrity endorsement. The agreement represents a royalty arrangement for using the celebrity’s name and association in marketing in certain regions as well as marketing services. The agreement requires us to pay a royalty fee, calculated as 6% of net revenue as defined by the contract generated in select markets in Asia, subject to a minimum cumulative guarantee of $5 million, over a three-year term. If the royalty fees paid are less than the guaranteed minimum, the shortfall can be settled by either a cash payment, or, we can find a buyer for the equity held by West Investments V, LLC for at least the shortfall amount. If we find a buyer, West Investments V, LLC must forfeit equity held in order to receive the shortfall payment. For each of the years ended December 31, 2019 and 2020, we paid a $1 million advance, which is recorded in prepaid expenses and other current assets in the consolidated

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
balance sheet. Prepayments combined with share-based compensation from warrants issued to West Investments V, LLC are recognized as expense in the period services are received by us in accordance with the agreement.
On May 7, 2018, we entered into a supplier agreement with Braskem S.A. that requires us, through our manufacturers, to commit to purchase a minimum amount of material, agreed annually. For 2021, we agreed to purchase a minimum of 800 tons of material for approximately $3.1 million. The price per ton is determined monthly and the terms of the minimum commitment in the contract are negotiated each year. In 2019 and 2020, our manufacturers’ purchased approximately $2.1 million and $1.6 million of material from Braskem S.A., respectively.
Legal Proceedings—We are subject to various claims and legal proceedings that arise in the ordinary course of our business activities. Although the outcome of any legal proceedings cannot be predicted with certainty, for the years ended December 31, 2019 and 2020, the ultimate liability of the Company, if any, is not expected to have a material effect on our financial position or operations.
16.NET LOSS PER SHARE
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

(in thousands, except share and per share data)	December 31, 2019	December 31, 2020

Net loss attributable to common stockholders	$(14,527)	$(25,860)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	51,469,007	53,005,424
Net loss per share attributable to common stockholders, basic and diluted	$(0.28)	$(0.49)
The following shares of common stock were excluded from the computation of diluted net loss per share attributable to common stockholders for the period presented, because including them would have been antidilutive, are as follows:

	December 31, 2019	December 31, 2020

Outstanding stock options	13,844,715	15,612,071
Convertible preferred stock	62,187,015	70,990,919
Convertible preferred stock warrants	1,104,560	1,104,560
Common stock warrants	1,181,640	1,181,640
	78,317,930	88,889,190
17.BENEFIT PLAN
We sponsor a 401(k) defined contribution plan covering eligible employees who elect to participate. We are allowed to make discretionary profit sharing and matching contributions as defined in the plan and as approved by our board of directors. No discretionary profit-sharing contributions were made for the years ended December 31, 2019 and 2020. We made $0.5 million and $1.1 million in matching contributions for the years ended December 31, 2019 and 2020, respectively. We have no intention to terminate the plan.

Table of Contents	ALLBIRDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
18.SUBSEQUENT EVENTS
Management has evaluated events occurring after December 31, 2020, and through June 16, 2021, the date the consolidated financial statements were available for issuance.
In May 2021, with respect to the West Investments V, LLC contract discussed in Note 15, an existing investor purchased the equity held for $3.5 million, which was in excess of the anticipated shortfall amount of $2.0 million.
*   *   *   *   *   *

Table of Contents	ALLBIRDS, INC CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share amounts) (Unaudited)

	December 31, 2020	June 30, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$126,551	$94,862
Accounts receivable	1,955	1,997
Inventory	59,222	72,900
Prepaid expenses and other current assets	27,112	30,138
Total current assets	214,840	199,897

PROPERTY AND EQUIPMENT—Net	23,301	30,602
OTHER ASSETS	5,902	6,202
TOTAL ASSETS	$244,043	$236,701

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$20,236	$20,202
Accrued expenses and other current liabilities	31,491	31,002
Deferred revenue	2,925	3,207
Total current liabilities	54,652	54,411

NONCURRENT LIABILITIES:
Other long-term liabilities	5,004	7,923
Preferred stock warrant liability	5,845	11,243
Total noncurrent liabilities	10,849	19,166
Total liabilities	$65,501	$73,577

COMMITMENTS AND CONTINGENCIES (Note 15)
Convertible Preferred Stock, $0.0001 par value; 75,812,755 shares authorized; 70,990,919 shares issued and outstanding as of December 31, 2020 and June 30, 2021	204,049	204,049

STOCKHOLDERS’ DEFICIT:
Common stock, $0.0001 par value; 154,379,258 shares authorized as of December 31, 2020 and June 30, 2021; 53,683,269 and 54,894,072 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively	5	5
Additional paid-in capital	64,548	70,588
Accumulated other comprehensive income	1,956	1,626
Accumulated deficit	(92,016)	(113,144)
Total stockholders’ deficit	(25,507)	(40,925)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	$244,043	$236,701
See accompanying notes to condensed consolidated financial statements.

Table of Contents	ALLBIRDS, INC CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (In thousands, except share and per share amounts) (Unaudited)

	Six Months Ended
	June 30, 2020	June 30, 2021
Net Revenue	$92,779	$117,542
Cost of Revenue	44,463	53,594
Gross Profit	48,316	63,948
OPERATING EXPENSE:
Selling, General, and Administrative Expense	41,132	52,532
Marketing Expense	19,520	26,013
TOTAL OPERATING EXPENSE	60,652	78,545
LOSS FROM OPERATIONS	(12,336)	(14,597)
Interest Expense	(216)	(87)
Other Income (Expense)	1,651	(5,980)
Loss Before Provision For Income Taxes	(10,901)	(20,664)
INCOME TAX BENEFIT (PROVISION)	1,392	(464)
NET LOSS	$(9,509)	$(21,128)
OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation gain (loss)	203	(330)
TOTAL COMPREHENSIVE LOSS	$(9,306)	$(21,458)
PER SHARE DATA
Net loss per share attributable to common stockholders, basic and diluted	$(0.18)	$(0.39)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	53,184,761	54,152,022
See accompanying notes to condensed consolidated financial statements.

Table of Contents	ALLBIRDS, INC CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (In thousands, except share and per share amounts) (Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit	Convertible Preferred Stock
	Shares	Amount					Shares	Amount
BALANCE - December 31, 2019	53,690,145	5	57,322	(289)	(66,156)	(9,118)	62,187,015	102,302
Issuance of Series D Preferred Stock (net of $78 issuance costs)	—	—	—	—	—	—	155,209	1,922
Exercise of stock options	116,808	—	156	—	—	156	—	—
Repurchase of unvested common stock shares	(499,480)	—	—	—	—	—	—	—
Stock-based compensation	—	—	3,222	—	—	3,222	—	—
Comprehensive income	—	—	—	203	—	203	—	—
Net loss	—	—	—	—	(9,509)	(9,509)	—	—
BALANCE - June 30, 2020	53,307,473	5	60,700	(86)	(75,665)	(15,046)	62,342,224	104,224
BALANCE - December 31, 2020	53,683,269	5	64,548	1,956	(92,016)	(25,507)	70,990,919	204,049
Exercise of stock options	965,335	—	1,799	—	—	1,799	—	—
Exercise of common stock warrants	245,468	—	315	—	—	315	—	—
Stock-based compensation	—	—	3,926	—	—	3,926	—	—
Comprehensive loss	—	—	—	(330)	—	(330)	—	—
Net loss	—	—	—	—	(21,128)	(21,128)	—	—
BALANCE - June 30, 2021	54,894,072	5	70,588	1,626	(113,144)	(40,925)	70,990,919	204,049
See accompanying notes to condensed consolidated financial statements.

Table of Contents	ALLBIRDS, INC CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) (Unaudited)

	Six Months Ended
	June 30, 2020	June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(9,509)	$(21,128)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	2,806	4,120
Amortization of debt issuance costs	25	25
Stock-based compensation	3,222	3,926
Change in fair value of preferred stock warrant liability	(2,059)	5,398
Changes in assets and liabilities:
Accounts receivable	(9,786)	(83)
Inventory	(12,490)	(13,847)
Prepaid expenses and other current assets	(5,201)	(2,886)
Accounts payable and accrued expenses	(14,033)	(1,229)
Other long-term liabilities	1,613	2,920
Deferred revenue	(178)	278
Net cash used in operating activities	(45,590)	(22,506)
CASH FLOWS FROM INVESTING ACTIVITY:
Purchase of property and equipment	(8,417)	(11,290)
Changes in security deposits	442	(638)
Net cash used in investing activity	(7,975)	(11,928)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of preferred stock, net of issuance costs	1,924	—
Proceeds from bank loans	18,294	—
Principal payments on bank loans	(4,294)	—
Proceeds from the exercise of stock options	156	1,799
Proceeds from the exercise of common stock warrants	—	315
Net cash provided by financing activities	16,080	2,114
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(57)	(69)
NET DECREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(37,542)	(32,389)
CASH AND CASH EQUIVALENTS—Beginning of period	75,012	127,251
CASH AND CASH EQUIVALENTS—End of period	$37,470	$94,862
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$99	$60
Cash paid for taxes	$69	$261
NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchase of property and equipment included in accrued liabilities	$177	$1,721
Repurchase of stock options	$640	$—
Deferred offering costs included in accrued liabilities	$—	$842
See accompanying notes to condensed consolidated financial statements.

Table of Contents	ALLBIRDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
1.DESCRIPTION OF BUSINESS
DESCRIPTION OF BUSINESS Allbirds, Inc. (“Allbirds” and, together with its wholly owned subsidiaries, the “Company,” “we,” “our”) was incorporated in the state of Delaware on May 6, 2015. Allbirds is a global lifestyle brand that innovates with naturally derived materials to make better footwear and apparel products in a better way, while treading lighter on our planet. The majority of our revenue is from sales directly to consumers via our digital and store channels.
Impacts of the Coronavirus (“COVID-19”) Pandemic
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported, and during 2020 expanded into a worldwide pandemic, leading to significant business and supply chain disruptions. The outbreak was declared a global pandemic by the World Health Organization in March 2020 and has caused governments and public health officials to impose restrictions and to recommend precautions to mitigate the spread of the virus.
In March 2020, we temporarily closed our retail stores. The stores began reopening in accordance with local government and public health authority guidelines, during the second quarter of 2020 for most locations. Most retail stores have remained open, while certain locations have temporarily closed based on government and health authority guidance in those markets. No retail stores have been permanently closed.
Throughout the rest of 2020, our distribution centers and retail stores operated with restrictive and precautionary measures in place such as reduced operating hours, physical distancing, enhanced cleaning and sanitation, and limited occupancy levels.
In response to the COVID‐19 pandemic, various government programs have been announced which provide financial relief for affected businesses. The most significant relief measures which we qualified for are the Employee Retention Credit under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) in the United States. During fiscal 2020 we recognized payroll subsidies totaling $0.2 million under the wage subsidy programs and similar plans in other jurisdictions. These subsidies were recorded as a reduction in the associated wage costs which we incurred, and were recognized in selling, general, and administrative expense. In addition, in April 2020, we received notification of approval, through JPMorgan Chase Bank, N.A., from the U.S. Small Business Administration (“SBA”) to fund our request for a loan under the SBA’s Paycheck Protection Program (“PPP Loan”) created as part of the CARES Act. We received proceeds of $4.3 million from the PPP Loan in April 2020 and repaid the amount in full in May 2020.
Temporary closures of all stores as a result of COVID‐19 and associated reduction in operating income during fiscal 2020 was considered to be a qualitative indicator of impairment and we performed an assessment of recoverability by asset group for long-lived assets. As a result of the analysis, no impairment charge was considered necessary. As of June 30, 2021, all stores had reopened.
2.SIGNIFICANT ACCOUNTING POLICIES
Basis of Preparation—The accompanying unaudited condensed consolidated financial statements have been presented in U.S. dollars and prepared in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information. These interim condensed consolidated financial statements should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. In the opinion of management, the accompanying unaudited condensed interim financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
Principles of Consolidation—The condensed consolidated financial statements include the accounts of Allbirds, Inc. and our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial

Table of Contents	ALLBIRDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Deferred Offering Costs—Deferred offering costs of $0 and $0.8 million have been recorded in prepaid expenses and other current assets on the condensed consolidated balance sheets as of December 31, 2020 and June 30, 2021, respectively, and consist of costs incurred in connection with the anticipated sale of our common stock in our initial public offering (“IPO”), including certain legal, accounting, printing, and other IPO related costs. After completion of the IPO, deferred offering costs are recorded in stockholders’ deficit as a reduction from the proceeds of the offering. Should we terminate our planned IPO or if there is a significant delay, the deferred offering costs would be immediately expensed in the condensed consolidated statements of operations and comprehensive loss.
Segments - Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by our chief operating decision maker (“CODM”), in deciding how to allocate resources to an individual segment and in assessing performance. Our CODMs are the co-Chief Executive Officers. We operate in one operating segment and one reportable segment, as the CODMs review financial information presented on an aggregate basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.
Revenue Recognition—For the periods ended June 30, 2020 and 2021, we recognized $1.2 million and $1.8 million, respectively of revenue that was deferred as of December 31, 2019 and 2020. As of December 31, 2020 and June 30, 2021, we had $0.7 million and $1.2 million, respectively, in cash collections of purchases via our digital channel which had not yet shipped, and $2.2 million and $2.0 million, respectively, in gift card liabilities included in deferred revenue in the condensed consolidated balance sheets. The deferred revenue balance of $3.2 million at June 30, 2021 is expected to be recognized over the next 12 months.
We record a reserve for estimated product returns, based upon historical return trends, in each reporting period against revenue, as a component of net revenue, with an offsetting increase to accrued expenses. We recorded a sales refund reserve of $5.2 million and $3.3 million as of December 31, 2020 and June 30, 2021, respectively. We have also recorded a related inventory returns receivable, with an offsetting decrease to cost of revenue, for product returns of $1.4 million and $0.9 million as of December 31, 2020 and June 30, 2021, respectively. The inventory returns receivable is included in prepaid expenses and other current assets as of December 31, 2020 and June 30, 2021 in the condensed consolidated balance sheets.
We recognized the following net revenue by geographic area based on the primary shipping address of the customer where the sale was made in our digital channel, and based on the physical store location where the sale was at a retail store. The following table disaggregates our net revenue by geographic area, where no individual foreign country contributed in excess of 10% of net revenue for the six months ended June 30, 2020 and 2021:

(in thousands)	June 30, 2020	June 30, 2021
Net revenue by primary geographical market:
United States	$71,882	$85,105
International	20,897	32,437
	$92,779	$117,542
Comprehensive (Loss) Income—Comprehensive (loss) income represents net loss for the period plus the results of certain other changes in stockholder’s deficit. For the six months ended June 30, 2020 and 2021, we recorded other comprehensive income of $0.2 million and loss of $0.3 million, respectively, as a result of foreign currency translation adjustments, particularly changes in the euro, Chinese yuan, British pound, Canadian dollar and New Zealand dollar.
Foreign Currency Translation and Transactions—Adjustments resulting from translating foreign functional currency financial statements of our global subsidiaries into U.S. dollars are included in the foreign currency translation adjustment in accumulated other comprehensive income. The remeasurement of our global subsidiaries’ assets and liabilities, which are denominated in a foreign currency, are recorded in other expense, within the condensed consolidated statements of operations and comprehensive loss.

Table of Contents	ALLBIRDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Fair Value Measurements—FASB ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value under GAAP, and enhances disclosures about fair value measurements. It clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1—Observable inputs, such as quoted prices in active markets
Level 2—Inputs other than the quoted prices in active markets that are observable either directly or indirectly
Level 3—Unobservable inputs in which there is little or no market data, which requires us to develop our own assumptions.
This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Refer to Note 8 Fair Value Measurements for disclosure details.
Fair Value of Common Stock and Convertible Preferred Stock—Prior to our initial public offering, given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of fair value of our common stock, including:
•independent third-party valuations of our common stock;
•the prices at which we sold our common and convertible preferred stock to outside investors in arms-length transactions;
•the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;
•our results of operations, financial position, and capital resources;
•industry outlook;
•the lack of marketability of our common stock;
•the fact that the option grants involve illiquid securities in a private company;
•the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions;
•the history and nature of our business, industry trends, and competitive environment; and
•general economic outlook including economic growth, inflation and unemployment, interest rate environment, and global economic trends.
In valuing our common stock, our board of directors determines the equity value of our business using various valuation methods, including the sale of preferred stock to unrelated third parties and combinations of income and market approaches, with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. For each valuation prior to March 31, 2021, the equity value determined by the income and market approaches was allocated to the common stock using the option pricing method, (“OPM”). For each valuation dated March 31, 2021 or later, the equity value determined by the income and market approaches was allocated to the

Table of Contents	ALLBIRDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
common stock using a hybrid method. The hybrid method is a hybrid of the probability weighted expected return method (“PWERM”) and the OPM.
The OPM is based on a Black-Scholes option pricing model, which allows for the identification of a range of possible future outcomes, each with an associated probability. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an initial public offering, as well as other market-based outcomes. Determining the fair value of the enterprise using the PWERM requires us to develop assumptions and estimates for both the probability of an initial public offering liquidity event and stay private outcomes, as well as the expected values those outcomes could yield.
In addition, we also considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to our financial information.
Recent Accounting Pronouncements—As an “emerging growth company,” the Jumpstart Our Business Startups Act, or the JOBS Act, allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. For certain pronouncements, we have elected to use the adoption dates applicable to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.
Recently Adopted Accounting Pronouncements
In August 2018, the FASB issued Accounting Standards Update No. 2018-15, Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”). In discussing the topic of cloud computing accounting, ASU 2018-15 aligns the accounting for costs incurred to implement a cloud computing arrangement that is a service arrangement with the guidance on capitalizing costs associated with developing or obtaining internal-use software. ASU 2018-15 can be applied on a retrospective or prospective basis and is effective for financial statements issued for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. On January 1, 2021, we adopted ASU 2018-15 prospectively and cloud computing implementation costs incurred on or after January 1, 2021 are included in other assets in the condensed consolidated balance sheet and are presented within operating cash flows. As of June 30, 2021, capitalized implementation costs for cloud computing arrangements were not material. The adoption did not have a material impact to the Company’s condensed consolidated financial statements.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires recognition of lease assets and lease liabilities in the balance sheet by the lessees for lease contracts with a lease term of more than 12 months. ASU 2016-02 should be applied on a modified retrospective basis and is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of adoption of this standard on our condensed consolidated financial statements and disclosures.
In December 2019, the FASB issued Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for public business entities for fiscal years beginning after December 15, 2021, with early adoption permitted. We are

Table of Contents	ALLBIRDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
currently evaluating the impact of adoption of this standard on our condensed consolidated financial statements and disclosures.
3.INVENTORY
Inventory consisted of the following as of December 31, 2020 and June 30, 2021:

(in thousands)	December 31, 2020	June 30, 2021
Finished goods	$60,447	$74,584
Reserve to reduce inventories to net realizable value	(1,225)	(1,684)
	$59,222	$72,900
4.PROPERTY AND EQUIPMENT - NET
Property and equipment consisted of the following as of December 31, 2020 and June 30, 2021:

(in thousands)	December 31, 2020	June 30, 2021
Leasehold improvements	$18,568	$23,024
Furniture and fixtures	6,209	9,669
Internal use software	9,031	11,983
Machinery and equipment	676	824
Computers and equipment	618	782
	35,102	46,282
Less accumulated depreciation and amortization	(11,801)	(15,680)
	$23,301	$30,602
Depreciation and amortization expense for the six months ended June 30, 2020 and 2021 was $2.8 million and $4.3 million, respectively, recognized in selling, general, and administrative expense in the condensed consolidated statements of operations and comprehensive loss. There were $0.0 million and $0.2 million of assets disposed of in the six months ended June 30, 2020 and 2021. As of December 31, 2020 and June 30, 2021, unamortized capitalized internal use software costs were $6.7 million and $9.1 million, respectively.
Geographic Information
The following table summarizes our long-lived assets by geographic area, which consist of property and equipment, net. No individual foreign country represented in excess of 10% of total long-lived assets balance for the periods ended December 31, 2020 and June 30, 2021:

(in thousands)	December 31, 2020	June 30, 2021
Long-lived assets:
United States	$19,091	$25,636
International	4,210	4,966
	$23,301	$30,602

Table of Contents	ALLBIRDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
5.PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following as of December 31, 2020 and June 30, 2021:

(in thousands)	December 31, 2020	June 30, 2021
Accounts and other receivable	$2,416	$3,822
Inventory returns receivable	1,376	863
Security deposits	551	597
Prepaid expenses	4,118	4,710
Tax receivable	17,951	19,304
Deferred offering costs	—	842
Restricted cash	$700	$—
	$27,112	$30,138
6.OTHER ASSETS
Other assets consisted of the following as of December 31, 2020 and June 30, 2021:

(in thousands)	December 31, 2020	June 30, 2021
Investment in equity securities	$2,000	$2,000
Security deposits	2,457	3,001
Intangible assets	935	716
Debt issuance costs	156	131
Deferred tax assets	354	354
	$5,902	$6,202
Investment in equity securities - On November 20, 2020, we entered into an agreement to make a minority equity investment of $2 million in Natural Fiber Welding, Inc. in exchange for 201,207 shares of Series A-3 Preferred Stock. Our investment is carried at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. There were no unrealized gains or losses recognized during the year ended December 31, 2020 or the six months ended June 30, 2021. Throughout the year, we assess whether impairment indicators exist to trigger the performance of an impairment analysis. There were no impairment charges for the year ended December 31, 2020 or the six months ended June 30, 2021.
Intangible assets include intellectual property purchased from West Harbor Technologies, LLC for $1.3 million, including transaction costs of $0.1 million, in January 2020. The intangible asset has an estimated useful life of 3 years, and we recorded depreciation and amortization charges of $0.2 million and $0.2 million for the six months ended June 30, 2020 and 2021, respectively, which is recognized in selling, general, and administrative expense in the condensed consolidated statements of operations and comprehensive loss.

Table of Contents	ALLBIRDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
7.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses consisted of the following as of December 31, 2020 and June 30, 2021:

(in thousands)	December 31, 2020	June 30, 2021
Sales-refund reserve	$5,249	$3,346
Taxes payable	11,998	13,429
Employee-related liabilities	3,581	4,631
Accrued expenses	10,663	9,596
	$31,491	$31,002
8.FAIR VALUE MEASUREMENTS
We record cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses at cost. The carrying values of these instruments approximate their fair value due to their short‐term maturities.
Refer to Note 2, Significant Accounting Policies, for additional detail regarding our fair value measurement methodology.
The following tables present information about our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and June 31, 2021 and indicate the level in the fair value hierarchy in which we classify the fair value measurement.

	December 31, 2020
(in thousands)	Level 1	Level 2	Level 3	Total
Liabilities
Warrant liability	$—	$—	$5,845	$5,845
	$—	$—	$5,845	$5,845

	June 30, 2021
(in thousands)	Level 1	Level 2	Level 3	Total
Liabilities
Warrant liability	$—	$—	$11,243	$11,243
	$—	$—	$11,243	$11,243
Warrant Liability - the fair value of our preferred stock warrant liability is based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy. In determining the fair value of the convertible preferred stock warrant liability, we used the probability weighted average values from (i) a Black-Scholes calculation and (ii) an option pricing model. We measure and report our preferred stock warrant liability at the estimated fair value on a recurring basis. As discussed further in Note 11, the preferred stock warrant liability was estimated using assumptions related to the remaining contractual term of the warrants, the risk-free interest rate and volatility of our comparable public companies over the remaining term, and the fair value of underlying shares. The significant unobservable inputs used in the fair value measurement of the preferred stock warrant liability are the fair value of the underlying stock at the valuation date and the estimated term of the warrants. The value from the Black-Scholes calculation reflects the value in an initial public offering scenario with the contractual term of the warrants, which was weighted by management’s estimated probability of a potential initial public offering at the applicable valuation date. The value from the option pricing model reflects the value in an alternative exit scenario at which point the warrants were expected to be exercised. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.

Table of Contents	ALLBIRDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
The following table presents a summary of the changes in fair value of our Level 3 liabilities for the six months ended June 30, 2020 and 2021, included within Other income (expense) in our condensed consolidated statements of operations and comprehensive loss:

(in thousands)	Warrants
Balance at December 31, 2019	6,594
Decrease in fair value	(2,059)
Balance at June 30, 2020	$4,535
Balance at December 31, 2020	$5,845
Increase in fair value	5,398
Balance at June 30, 2021	$11,243
9.LONG-TERM DEBT
Long-Term Debt—On February 20, 2019, we entered into a credit agreement with JPMorgan Chase Bank, N.A (the “Credit Agreement”). The Credit Agreement is an asset-based loan with a revolving line of credit of up to $40.0 million and an optional accordion, which, if exercised, would allow the Company to increase the aggregate commitment by up to $35.0 million, subject to obtaining additional lender commitments and satisfying certain conditions. Pursuant to the terms of the revolving credit facility, we may reduce the total amount available for borrowing under such facility, subject to certain conditions. The Credit Agreement has a maturity date of February 20, 2024.
Borrowings under our revolving credit facility use the London Interbank Offered Rate (“LIBOR”), as a reference rate. Interest on borrowings under the revolving credit facility accrues at a variable rate equal to (i) the one-month LIBOR (adjusted LIBOR Rate for a one month interest period on a given day) plus 2.50%, plus (ii) a specified spread of 1.25% or 1.5% dependent on the average quarterly loan balance, calculated on the last day of each fiscal quarter being less than $32.0 million or greater than or equal to $32.0 million, respectively. The commitment fee under the Credit Agreement is 0.20% per annum on the average daily unused portion of each lender’s commitment. In addition, we are required to pay a fronting fee of 0.125% per annum on the average daily aggregate face amount of issued and outstanding letters of credit. Interest, commitment fees and fronting fees are payable monthly, in arrears.
The Credit Agreement contains customary events of default and financial covenants. As of December 31, 2020 and June 30, 2021, we were in compliance with these covenants.
During 2020, we drew down $14.0 million from line of credit and fully repaid the principal and associated interest and fees during the year. As of December 31, 2020 and June 30, 2021, there were no amounts outstanding under the Credit Agreement.
10.STOCKHOLDERS’ DEFICIT
Please refer to Note 10 of the audited 2020 consolidated financial statements for a summary of our capital stock and convertible preferred stock. As of December 31, 2020 and June 30, 2021, we were authorized to issue 230,192,013 shares of capital stock, respectively, comprised of 154,379,258 shares of common stock and 75,812,755 shares of convertible preferred stock, respectively. All classes of our stock have a par value of $0.0001.

Table of Contents	ALLBIRDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
At June 30, 2021, convertible preferred stock consisted of the following (in thousands, except share amounts):
Preferred stock

	June 30, 2021
(in thousands, except share amounts)	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Carrying Value, net of issuance cost
Series Seed	24,405,575	23,301,015	$2,330	$2,173
Series A	26,212,040	26,212,040	7,339	7,375
Series B	6,167,015	6,167,015	18,501	18,287
Series C	4,559,065	4,559,065	50,013	49,496
Series D	5,820,360	2,103,089	27,109	26,893
Series E	8,648,700	8,648,695	99,979	99,825
	75,812,755	70,990,919	$205,271	$204,049
As of June 30, 2021, the Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (together, the “Preferred Stock”) had the following rights, preferences, privileges, and restrictions:
Voting—Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock are entitled to vote on all matters on which the common stock shall be entitled to vote. Holders of Preferred Stock are entitled to notice of any stockholders’ meeting in accordance with our bylaws. Fractional votes shall not, however, be permitted and any fractional voting rights shall be disregarded. The holders of Preferred Stock get to elect separate directors to our board of directors. The holders of Preferred Stock have protective rights to vote separately to approve significant changes to our operating agreement and major transactions.
Dividends—Dividends on shares of Preferred Stock shall be 8% per annum, when and if declared by our board of directors. The dividends are noncumulative. No distribution shall be made with respect to the common stock until all declared but unpaid dividends on the Preferred Stock have been paid or set aside for payment to the holders of the Preferred Stock. After the payment or setting aside for payment of the dividends and additional dividends (other than dividends on common stock payable solely on common stock) set aside or paid in any fiscal year shall be set aside or paid among the holders of the Preferred Stock and common stock then outstanding in proportion to the greatest whole number of shares of common stock, which would be held by each holder if all shared of Preferred Stock were converted at the then-effective conversion rate.
Liquidation—In the event of certain deemed liquidation events where dissolution of the Company does not occur, the holders of the Preferred Stock can voluntarily require us to redeem their shares at the liquidation preference using the remaining assets after the deemed liquidation event. The liquidation preference means $11.56 per share of Series E Preferred Stock, $12.89 per share of Series D Preferred Stock, $10.97 per share of Series C Preferred Stock, $3.00 per share of Series B Preferred Stock, $0.28 per share of Series A Preferred Stock, and $0.10 per share of Series Seed Preferred Stock, subject to adjustment as outlined below. In a liquidation event where dissolution occurs, the holders of the Preferred Stock would be paid any amounts out of our remaining assets before holders of the common stock are paid. Any distributions that are below the liquidation preference amounts will be paid pro rata to holders of the Preferred Stock. Each share of Preferred Stock shall automatically be converted into fully paid, nonassessable shares of common stock at the then-effective conversion rate for such share (i) upon the closing of an underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act, covering the offer and sale of our common stock, on the New York Stock Exchange or Nasdaq, resulting in at least $50.0 million of gross proceeds (a “Qualified IPO”), (ii) upon the settlement of the initial trade of shares of common stock on the New York Stock Exchange or Nasdaq by means of an effective registration statement under the Securities Act that registers shares of existing Common Stock of the Corporation for resale (a

Table of Contents	ALLBIRDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
“Direct Listing”), or (iii) upon our receipt of a written request for such conversion from a majority of the holders of Preferred Stock, or, if later, the effective date for conversion specified in such request.
Conversion—Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for the Preferred Stock, into that number of fully paid, nonassessable shares of common stock determined by multiplying such share by the Conversion Rate for such series. The conversion rate of a series of Preferred Stock means a number equal to the then-applicable original issue rate for such series divided by the then-applicable conversion rate for such series. The original issue price and conversion rate at the date of the issuance means $11.56 per share of Series E Preferred Stock $12.89 per share of Series D Preferred Stock, $10.97 per share of Series C Preferred Stock, $3.00 per share for Series B Preferred Stock, $0.28 per share for Series A Preferred Stock, and $0.10 for the Series Seed Preferred Stock. Each share of Preferred Stock shall automatically be converted into fully paid, nonassessable shares of common stock at the then-effective conversion rate for such share (i) upon the closing of a Qualified IPO, (ii) upon a Direct Listing, or (iii) upon our receipt of a written request for such conversion from a majority of the holders of Preferred Stock, or, if later, the effective date for conversion specified in such request.
Redemption—The Preferred Stock is not redeemable.
Protective Provisions—In the event we issue additional shares of common stock after the Preferred Stock original issue date without consideration or for a consideration per share less than the conversion rate in effect immediately prior to such issuance, then and in each such event the conversion rate shall be reduced to a price equal to such conversion rate multiplied by the following fraction: the numerator of which is equal to the number of shares of common stock outstanding or deemed to be outstanding immediately prior to such issuance plus the number of shares of common stock, which the aggregate consideration we receive for the total number of additional shares of common stock so issued would purchase at the conversion rate in effect immediately prior to such issuance; and the denominator of which is equal to the number of shares of common stock outstanding or deemed to be outstanding immediately prior to such issuance plus the number of additional shares of common stock actually issued.
Common Stock
Common stock reserved for future issuance as of June 30, 2021 consists of the following:

June 30, 2021
Shares reserved for preferred stock outstanding	70,990,919
Options issued and outstanding	17,957,111
Shares available for future option grants	1,145,026
90,093,056
The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of the holders of Preferred Stock.
Voting—The holders of common stock are entitled to one vote for each share of common stock. There is no cumulative voting. Except as expressly provided within the certificate of incorporation, the common stock shall vote with all other classes on all matters.
11.WARRANTS
Preferred Stock Warrants—In connection with a 2015 agreement with Venture Lending and Leasing VII and Venture Lending and Leasing VIII (the “VLL Agreement”), we issued warrants to purchase 1,104,560 shares of our Preferred Stock at an exercise price of $0.10 that expire on September 30, 2026 with an initial fair value of $0.8 million. The preferred stock warrants contain a down round and anti-dilution adjustment provision on the exercise price. The Company will recognize on a prospective basis the value of the effect of the down round feature in the warrant when it is triggered (i.e., when the exercise price is adjusted downward). This value is measured as the difference between (1) the financial instrument’s fair value (without the down round feature) using the pre-trigger exercise price and (2) the financial instrument’s fair value (with the down round feature) using the reduced exercise

Table of Contents	ALLBIRDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
price. The value of the effect of the down round feature will be reflected in the change in fair value of the warrant liability. The preferred stock warrants may be exercised in whole or in part at any time and include a cashless exercise option which allows the holder to receive fewer shares of stock in exchange for the warrants rather than paying cash to exercise. The preferred stock warrants can be exercised for either Series Seed Preferred Stock or Series A Preferred Stock. All of the preferred stock warrants are outstanding at December 31, 2020 and June 30, 2021.
The preferred stock warrants are classified as a liability and initially recorded at fair value upon entering the VLL Agreement. It is subsequently remeasured to fair value at each reporting date and the changes in the fair value of the warrant liability are recognized in other expense in the condensed consolidated statements of operations and comprehensive loss.
Per the terms of the preferred stock warrant agreement, in the event of an IPO, the preferred stock warrants shall be automatically exchanged for a number of shares of the Company’s common stock. The associated accounting impact from this contractual obligation will result in the preferred stock warrants being exercised and converted to common stock and additional paid-in capital in accordance with the preferred stock warrant agreement.
The value of our Preferred Stock warrants were estimated using the probability weighted-average values from (i) a Black-Scholes calculation and (ii) an option pricing model. The following assumptions were used to estimate the fair value of the preferred stock warrants as of December 31, 2020 and June 30, 2021:

	December 31, 2020	June 30, 2021
Expected term (in years)	5.75	5.25
Fair value of underlying shares	$5.38	$11.41
Risk-free interest rate	0.47%	0.91%
Volatility	65.1%	58.0%
Expected dividend yield	—%	—%
Common Stock Warrants—Through 2018, we issued warrants to purchase common stock to various third parties. We determined the fair value of these warrants using the Black-Scholes option pricing model.
Following is a summary of the terms of the warrants and warrant activity as well as warrants outstanding at June 30, 2021:

Date of issuance	October 2015/ March 2016	October 2016	July 2018 - Allotment 1	July 2018 - Allotment 2
Number of warrants	2,103,930	157,580	122,735	184,100
Exercise Price	$0.10	$0.07	$1.28	$1.28
Status	Vested	Vested	Vested	Partially vested
Expiration	October 2024	October 2026	July 2028	July 2028

Date of issuance	October 2015/ March 2016	October 2016	July 2018
Outstanding at December 31, 2019	717,225	157,580	306,835
Exercised during the six months ended June 30, 2020	—	—	—
Outstanding at June 30, 2020	717,225	157,580	306,835
Outstanding at December 31, 2020	717,225	157,580	306,835
Exercised during the six months ended June 30, 2021	—	—	245,468
Outstanding at June 30, 2021	717,225	157,580	61,367

Fair value at June 30, 2021 (in thousands)	$8	$62	$30

Table of Contents	ALLBIRDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
In July 2018, we issued 122,735 warrants to purchase common stock to a third party with an exercise price of $1.28. Fifty percent of the warrants vested immediately upon issuance and the remainder of the warrants vest ratably over 24 months. An additional 184,100 warrants to purchase common stock were also issued in July 2018 to the same third-party with an exercise price of $1.28, and vest ratably over 36 months beginning when services are first rendered, beginning in 2019. The warrants were issued as part of the West Investments V, LLC agreement discussed in Note 15 of our annual consolidated financial statements in exchange for various marketing services. For the six months ended June 30, 2020 and 2021, we recorded approximately $0.0 million and $0.6 million, respectively, related to the vesting of warrants, which is recorded in prepaid expenses and other current assets and additional paid-in capital, until the related services are rendered, at which point it is recognized in marketing expenses. Additionally, related to the West Investments V, LLC agreement, we made a $1 million cash prepayment in the six months ended June 30, 2020 that was recorded to prepaid expenses and other current assets. Based on services rendered to date, we recognized $0.7 million and $0.5 million of marketing expense for the six months ended June 30, 2020 and 2021, respectively. As of December 31, 2020, and June 30, 2021, we had $0.9 million and $0.0 million remaining in prepaid expenses and other current assets. During the six months ended June 30, 2021, 245,468 warrants were exercised. The resulting common stock shares, along with 25,000 shares of preferred stock, were sold to an existing investor for $3.5 million, which settled the shortfall in accordance with the agreement, as the purchase amount was in excess of the anticipated shortfall amount of $2.0 million.
12.STOCK TRANSACTIONS
On September 5, 2018, we received a promissory note from an employee in consideration for the early exercise of 825,000 shares of common stock options. In June 2020, the employee resigned from the company and the promissory note was amended and restated to reflect the loan amount related to the vested shares, and the cancellation of indebtedness and our repurchase of the employee’s unvested shares. The promissory note is secured by the underlying shares of common stock and bears interest at the lesser of 2.86% per annum or the maximum rate permissible by law (which under the laws of the State of California shall be deemed to be the laws relating to permissible rates of interest on commercial loans).
On November 19, 2018, we received a promissory note from an employee in consideration for the early exercise of 220,000 shares of common stock options. The promissory note is secured by the underlying shares of common stock and bears interest at 2.86% per annum.
Since the notes are limited recourse notes, the note receivables are not reflected in our condensed consolidated balance sheets as of December 31, 2020 and June 30, 2021.
13.STOCK-BASED COMPENSATION
As of December 31, 2020 and June 30, 2021, we had authorized the granting of options for 26,918,466 shares of our common stock under the Plan and 4,455,401 shares and 1,145,026 shares remained available for issuance under the Plan, respectively.

Table of Contents	ALLBIRDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
A summary of the status of the Plan as of December 31, 2020 and June 30, 2021, and changes during the six month period ending June 30, 2021 is presented below:

	Options Outstanding
	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value (In Thousands)
Outstanding at December 31, 2020	15,612,071	$2.75	$7.74	$26,879
Granted	3,989,949	5.97	N/A	11,610
Exercised	(965,335)	2.21	N/A	6,717
Forfeited	(628,575)	3.58	N/A	3,503
Cancelled	(50,999)	4.03	N/A	306
Outstanding at June 30, 2021	17,957,111	3.46	7.57	123,382
Vested and exercisable at June 30, 2021	8,438,041	1.76	6.00	72,304
Amount expected to vest at June 30, 2021	9,519,070	$4.96	$8.97	$51,079
Stock-based compensation expense, included in selling, general, and administrative expense in the condensed consolidated statements of operations and comprehensive loss, for the six months ended June 30, 2020 and 2021 was comprised of the following:

(in thousands)	June 30, 2020	June 30, 2021
Employee stock options	$3,172	$3,872
Non-employee stock options	50	54
Restricted stock awards relating to founder shares	—	—
	$3,222	$3,926
As of June 30, 2021, there was approximately $25.4 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the plan. The remaining unrecognized compensation cost is expected to be recognized over the weighted-average remaining vesting period of approximately 1.38 years.
The weighted-average fair value of options granted during the periods ended June 30, 2020 and 2021 was $5.12 and $5.97 per share, respectively. We calculated the fair value of each option using an expected volatility over the expected life of the option, which was estimated using the average volatility of comparable publicly traded companies. The expected life of options granted is based on the simplified method to estimate the expected life of the stock options, giving consideration to the contractual terms and vesting schedules. The following weighted average assumptions were used for issuances during the six months ended June 30, 2020 and 2021, for employees and non-employees:
Employees—

	June 30, 2020	June 30, 2021
Risk-free interest rate	0.39%	1.08%
Dividend yield	—	—
Volatility	51.59%	51.50%
Expected lives (years)	5.9	6.1
Fair value of common stock	$1.93	$4.12

Table of Contents	ALLBIRDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Non-employees—

	June 30, 2020	June 30, 2021
Risk-free interest rate	0.64%	1.56%
Dividend yield	—	—
Volatility	50.38%	50.18%
Expected lives (years)	10.0	10.0
Fair value of common stock	$2.42	$5.03
Option Repricing—On June 27, 2020, we completed a repricing transaction for certain holders of outstanding options with an exercise price per share greater than $4.12, to an exercise price per share of $4.12. The repricing was accounted for as a modification under ASC 718. The repricing did not make any other changes to the terms of the option awards. We recognized $0.1 million of incremental stock-based compensation expense at the time of the transaction, which related to the vested portion of the shares. The stock-based compensation expense associated with unvested shares is recognized over time as the shares vest. The total incremental stock-based compensation recognized relating to the repricing was $0.1 million for the six months ended June 30, 2020.
14.INCOME TAXES
Income tax benefit (provision) was $1.4 million and ($0.5) million for the six months ended June 30, 2020 and June 30, 2021, respectively. The effective tax rate for the six months ended June 30, 2020 was 12.8%, compared to (2.2%) for the six months ended June 30, 2021. The change in benefit (provision) for income taxes and effective tax rate is primarily due to the net operating loss carryback provisions of the CARES Act.
Our tax provision for income taxes for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items, if any. Each quarter, we update our estimate of the annual effective tax rate and make a year-to-date adjustment to the provision.
15.COMMITMENTS AND CONTINGENCIES
Legal Proceedings—We are subject to various claims and legal proceedings that arise in the ordinary course of our business activities. Although the outcome of any legal proceedings cannot be predicted with certainty, as of June 30, 2021, the ultimate liability of the Company, if any, is not expected to have a material effect on our financial position or operations.
16.NET LOSS PER SHARE
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

(in thousands, except share and per share data)	June 30, 2020	June 30, 2021

Net loss attributable to common stockholders	$(9,509)	$(21,128)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	53,184,761	54,152,022
Net loss per share attributable to common stockholders, basic and diluted	$(0.18)	$(0.39)

Table of Contents	ALLBIRDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
The following shares of common stock were excluded from the computation of diluted net loss per share attributable to common stockholders for the period presented, because including them would have been antidilutive, are as follows:

	June 30, 2020	June 30, 2021

Outstanding stock options	16,346,592	17,957,111
Convertible preferred stock	62,342,224	70,990,919
Convertible preferred stock warrants	1,104,560	1,104,560
Common stock warrants	1,181,640	936,172
	80,975,016	90,988,762
17.BENEFIT PLAN
We sponsor a 401(k) defined contribution plan covering eligible employees who elect to participate. We are allowed to make discretionary profit sharing and matching contributions as defined in the plan and as approved by our board of directors. No discretionary profit-sharing contributions were made for the six months ended June 30, 2020 or 2021. We made $0.5 million and $0.6 million in matching contributions for the six months ended June 30, 2020 and 2021, respectively. We have no intention to terminate the plan.
18.SUBSEQUENT EVENTS
Management has evaluated events occurring through August 11, 2021, the date the condensed consolidated financial statements were available for issuance and has determined that there are no subsequent events that require disclosure in these condensed consolidated financial statements.
*   *   *   *   *   *

Redefine Possible Through Nature
allbirds
Tread Lighter

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount
SEC registration fee		$10,910
FINRA filing fee		15,500
Exchange listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*
Total expenses	$	*
Item 14. Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will permit indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the DGCL.
We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Allbirds, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Allbirds, Inc. At present, there is no pending litigation or proceeding involving a director or officer of Allbirds, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.
We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.
Item 15. Recent Sales of Unregistered Securities.
Since June 1, 2018, we have issued the following unregistered securities (after giving effect to a five-for-one forward stock split effected on December 13, 2019):

Preferred Stock Issuances
In October 2018, we issued an aggregate of 4,559,065 shares of our Series C convertible preferred stock to 61 accredited investors at a purchase price of $10.96716 per share, for an aggregate purchase price of approximately $50.0 million.
Between December 2019 and February 2020, we sold an aggregate of 2,103,089 shares of our Series D convertible preferred stock to 17 accredited investors at a purchase price of $12.8858 per share, for an aggregate purchase price of approximately $27.1 million.
Between September 2020 and October 2020, we sold an aggregate of 8,648,695 shares of our Series E convertible preferred stock to 18 accredited investors at a purchase price of $11.56243 per share, for an aggregate purchase price of approximately $100.0 million.
2015 Plan-Related Issuances
From June 1, 2018 through the filing date of this registration statement, we granted to certain directors, officers, employees, consultants and other service providers options to purchase an aggregate of 16,491,112 shares of our Class B common stock under our 2015 Equity Incentive Plan, as amended, or 2015 Plan, at exercise prices ranging from $1.282 to $11.42 per share.
From June 1, 2018 through the filing date of this registration statement, we issued and sold an aggregate of 8,568,807 shares of our Class B common stock upon the exercise of options granted under our 2015 Plan, at exercise prices ranging from $0.022 to $10.33 per share.
In June 2020, we effected a repricing of outstanding and unexercised options to purchase an aggregate of 4,704,656 shares of our Class B common stock, to an exercise price of $4.12 per share. To effect such option repricing, all such outstanding stock options were amended solely to reduce the exercise price to $4.12 per share; the amended options otherwise continued to have all the same terms and conditions under which they were granted, including the number of underlying shares of our Class B common stock and the expiration date.
Warrant-Related Issuances
From June 1, 2018 through the filing date of this registration statement, we issued warrants to purchase up to an aggregate of 306,835 shares of our Class B common stock to one accredited investor at an exercise price of $1.282 per share.
From June 1, 2018 through the filing date of this registration statement, we issued an aggregate of 276,151 shares of our Class B common stock upon the exercise of warrants to purchase shares of our Class B common stock to an accredited investor at an exercise price of $1.282 per share.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibits.

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1	Eighth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2#	Amended and Restated Bylaws of the Registrant, as currently in effect.
3.3#	Form of Ninth Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering.
3.4#	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of this offering.
4.1#	Form of Class A Common Stock Certificate of the Registrant.
5.1*	Opinion of Cooley LLP.
10.1#	Fifth Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated September 22, 2020.
10.2+#	Allbirds, Inc. 2015 Equity Incentive Plan, as amended, and forms of agreements thereunder.
10.3+#	Allbirds, Inc. 2021 Equity Incentive Plan and forms of agreements thereunder.
10.4+#	Allbirds, Inc. 2021 Employee Stock Purchase Plan.
10.5+#	Form of indemnification agreement by and between the Registrant and each of its directors and executive officers.
10.6+#	Offer Letter by and between the Registrant and Michael Bufano.
10.7+#	Offer Letter by and between the Registrant and Joe Vernachio.
10.8#
Standard Multi-Tenant Office Lease – Gross, by and among the Registrant, International Settlement Holding Corporation, Kristina Gavello Marital Trust, Gail Gavello, James A. Maciel, Gregory A. Maciel, Barry A. Maciel by Gregory A. Maciel POA, Barry Maciel Trust, Claude D. Perasso, Clotilde Goria, Claudia Bressie, Laura Perell, Jeanne Peters and Mary Anne Scarlett, dated July 13, 2016, as amended by Lease Extension Agreement, dated August 24, 2021.

10.9#	Standard Lease Agreement, by and between the Registrant and Hotaling Partners, LLC, dated November 28, 2017, as amended by First Lease Amendment, dated June 26, 2019.
10.10#	Standard Lease Agreement, by and between the Registrant and Eclipse Champagne Building, LLC, dated December 17, 2018, as amended by First Lease Amendment, dated June 26, 2019.
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2*	Consent of Cooley LLP (included in Exhibit 5.1).
24.1#	Power of Attorney.
99.1#	Consent of B Lab Company.
________________
*       To be filed by amendment
#       Previously filed
+       Indicates management contract or compensatory plan
(b)Financial Statement Schedules.
All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.
Item 17. Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on September 27, 2021.

Allbirds, Inc.

By:	/s/ Joseph Zwillinger
Joseph Zwillinger
Co-Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph Zwillinger	Co-Chief Executive Officer and Director (Principal Executive Officer)	September 27, 2021
Joseph Zwillinger

/s/ Michael Bufano	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 27, 2021
Michael Bufano

*	Director	September 27, 2021
Neil Blumenthal

*	Director	September 27, 2021
Dick Boyce

*	Co-Chief Executive Officer and Director	September 27, 2021
Timothy Brown

*	Director	September 27, 2021
Mandy Fields

*	Director	September 27, 2021
Nancy Green

*	Director	September 27, 2021
Dan Levitan

*	Director	September 27, 2021
Emily Weiss

*By:	/s/ Joseph Zwillinger
Attorney-in-Fact